9/18

06017338

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Insurance Australia Group

*CURRENT ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34821

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 10/2/06

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

25 August 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

AR/S
6-30-06

IAG
Insurance Australia Group

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

FINANCIAL RESULTS – YEAR ENDED 30 JUNE 2006

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4E – Preliminary Financial Report 30 June 2006.

The documents below will follow and be lodged separately:

1. Media Release
2. Investor Report – 30 June 2006
3. Investor Presentation Slides

Yours sincerely

Glenn Revell
Group Company Secretary

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

PRELIMINARY FINAL REPORT 30 JUNE 2006
APPENDIX 4E (ASX listing rule 4.3A)

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/Down	% change	2006 $m	Restated 2005 [1] $m
Revenue from ordinary activities	Down	2.55%	8,228	8,443
Profit from ordinary activities after tax attributable to shareholders	Down	6.41%	759	811 [2]
Net profit attributable to shareholders of Insurance Australia Group Limited	Down	6.41%	759	811 [2]

Note:

(1) This is the first annual financial report to be prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"). Comparative figures have been restated to reflect the adjustments on several recognition and measurement differences between Australian Generally Accepted Accounting Principles ("Australian GAAP") and AIFRS. Reconciliation and explanations of the impact of the transition from Australian GAAP to AIFRS on the financial performance are provided in note 38 to the financial statements as attached in Appendix A – Insurance Australia Group Limited Financial Report 30 June 2006.

(2) For 2005, profit attributable to shareholders included $29 million of dividends attributable to the shareholders of reset preference shares (which was presented as equity under Australian GAAP). From 1 July 2005, the reset preference shares are presented as debt and thus the distributions on reset preference shares were deducted from the profit or loss before profit after tax attributable to shareholders.

Dividends – ordinary shares	Amount per security	Franked amount per security
Final dividend	16.0 cents	16.0 cents
Interim dividend	13.5 cents	13.5 cents

The record date of the dividend is 6th September 2006. The dividend will be paid on 9th October 2006. The last date for the receipt of an election notice for participation in any dividend reinvestment plan is 6th September 2006.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2006

APPENDIX 4E COMPLIANCE MATRIX

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4E		
3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2006: • Income Statement • Notes to the financial statements - Summary of significant accounting policies - Analysis of income - Analysis of expenses - Income tax - Claims expense	 P.32 P.37 P.52 P.53 P.56 P.67	 Note 1 Note 3 Note 4 Note 6 Note 11 (a)

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2006

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
4. A statement of financial position together with notes to the statement. The statement of financial position may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals.	Attachment A: Financial report 30 June 2006:		
	• Balance Sheet	P.33	
	• Notes to the financial statements		
	- Assets – Reinsurance and other recoveries	P.76	Note 12
	- Assets – Deferred acquisition costs	P.78	Note 13
	- Assets – Investments	P.79	Note 15
	- Assets – Trade and other receivables	P.79	Note 16
	- Assets – Deferred tax assets	P.80	Note 17
	- Assets – Property, plant and equipment	P.82	Note 18
	- Assets – Intangible assets	P.83	Note 19
	- Assets – Goodwill	P.84	Note 20
	- Liabilities - Outstanding claims liability	P.70	Note 11 (d)
	- Liabilities – Unearned premium liability	P.78	Note 14
	- Liabilities – Trade and other payables	P.85	Note 21
	- Liabilities – Restructuring provision	P.85	Note 22
	- Liabilities – Interest-bearing liabilities	P.86	Note 23
	- Contributed equity	P.89	Note 24
	- Outside equity interests in controlled entities	P.90	Note 24 (e)
	- Liabilities – Employee benefits provision	P.100	Note 29 (a)
5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2006:		
	• Cash Flow Statement	P.35	
	• Notes to the financial statements		
	- Reconciliation of cash	P.92	Note 25 (a)
	- Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax	P.92	Note 25 (b)
6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Financial report 30 June 2006:		
	• Notes to the financial statements		
	- Dividends	P.62	Note 9
	- Dividend franking account	P.63	Note 9 (f)
7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Financial report 30 June 2006:		
	• Notes to the financial statements		
	- Contributed equity	P.89	Note 24
	- Dividends	P.62	Note 9
	- Dividend franking account	P.63	Note 9 (f)
8. A statement of retained earnings showing movements.	Attachment A: Financial report 30 June 2006:		
	• Notes to the financial statements		
	- Retained profits	P.90	Note 24 (d)
9. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Financial report 30 June 2006:		
	• Notes to the financial statements		
	- Plant, property and equipment	P.82	Note 18

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2006

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
10. Details of entities over which control has been gained or lost during the period, including the following.	Attachment A: Financial report 30 June 2006: • Notes to the financial statements - Acquisition and disposal of businesses	P.93	Note 26
10.1 Name of the entity. 10.2 The date of the gain or loss of control.	Disposal of subsidiaries	P.95	Note 26 (c)
10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Financial report 30 June 2006: • Notes to the financial statements - Acquisition of subsidiaries - Disposal of subsidiaries	P.93 P.95	Note 26 (a) Note 26 (c)
11. Details of associates and joint venture entities including the following. 11.1 Name of the associate or joint venture entity. 11.2 Details of the reporting entity's percentage holding in each of these entities. 11.3 Where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	Attachment A: Financial report 30 June 2006: • Notes to the financial statements - Details of subsidiaries	P.96	Note 27
12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.	Attachment A: Financial report 30 June 2006		
13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following.	Attachment A: Financial report 30 June 2006		

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2006

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(14. Continued)			
14.1 The earnings per security and the nature of any dilution aspects.	Attachment A: Financial report 30 June 2006: • Notes to the financial statements - Earnings per share	P.61	Note 8
14.2 Returns to shareholders including distributions and buy backs.	Attachment A: Financial report 30 June 2006: • Notes to the financial statements - Contributed equity - Dividends - Dividend franking account	P.89 P.62 P.63	Note 24 Note 9 Note 9 (f)
14.3 Significant features of operating performance.	Attachment A: Financial report 30 June 2006: • Directors' report	P.1	
14.4 The results of segments that are significant to an understanding of the business as a whole.	Attachment A: Financial report 30 June 2006: • Notes to the financial statements - Segment reporting	P.57	Note 7
14.5 A discussion of trends in performance.	Attachment A: Financial report 30 June 2006: • Directors' report - Operating and financial review	P.4	
14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.	Attachment A: Financial report 30 June 2006: • Directors' report • Notes to the financial statements - Events subsequent to reporting date	P.1 P.132	Note 39
15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	The financial report 30 June 2006 has been fully audited. • Independent audit report	P.134	
16. if the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT – 30 JUNE 2006

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

AND CONTROLLED ENTITIES

FINANCIAL REPORT - 30 JUNE 2006

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of the Insurance Australia Group for the year ended 30 June 2006 and the audit report thereon.

The following terminology is used throughout the financial report:

* IAG, Parent or Company - Insurance Australia Group Limited.

* IAG Group, Group or Consolidated entity - the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

Directors of Insurance Australia Group Limited

The names and details of the Company's Directors in office at any time during or since the end of the financial year are as follows. Directors were in office for this entire period unless otherwise stated.

Chairman:
Mr JA (James) Strong AO, age 62 – Independent non-executive Director
Mr James Strong was appointed Chairman of IAG in August 2001. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australian Council for the Arts. He is also a Director of the Australian Grand Prix Corporation, Dorna Sports SL and has been appointed a Director of Qantas Airways Limited, effective 1 July 2006.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council. Mr Strong has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006 Mr Strong was made an Officer of the Order of Australia.

Directorships of other listed companies held in past 3 years
- Woolworths Limited - since 10 March 2000;
- IAG Finance (New Zealand) Limited - since 9 November 2004; and
- Qantas Airways Limited – since 1 July 2006.

Other directors:
Ms YA (Yasmin) Allen BCom, FAICD, age 42 – Independent non-executive Director
Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is a member of the IAG Risk Management & Compliance Committee.

Ms Allen has extensive experience in investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and an analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Export Finance & Insurance Corporation (EFIC), Macquarie Specialised Asset Management (and the Chairperson of its Audit Committee), Film Australia (and the Chairperson of its Audit Committee), the Salvation Army Advisory Board and the Salvation Army Investment Advisory Board.

Directorships of other listed companies held in past 3 years
- None.

Mr JF (John) Astbury FAICD, age 62 – Independent non-executive Director
Mr John Astbury was appointed as a Director of IAG in July 2000. He is Chairman of the IAG Audit Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has a long career in banking and financial services in both the UK and Australia.

Directorships of other listed companies held in past 3 years
- Woolworths Limited - since 29 January 2003; and
- AMP Limited - since 1 September 2004.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors of Insurance Australia Group Limited (continued)

Mr GA (Geoffrey) Cousins, age 63 – Independent non-executive Director
Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000. He is a member of the IAG Audit Committee.

Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas Group and NM Rothchild and Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

Mr Cousins is a consultant to the Prime Minister and is the Chairman of the Cure Cancer Australia Foundation.

Directorships of other listed companies held in past 3 years
- None

Mr ND (Neil) Hamilton LLB, age 54 – Independent non-executive Director
Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited and Integrated Group Limited. He was formerly the Chairman of Western Power Corporation.

Directorships of other listed companies held in past 3 years
- IRESS Market Technology Limited - since 15 September 2000;
- Integrated Group Limited - since 2 August 1999;
- Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005; and
- Chieftain Securities Limited - from 12 June 2002 to 19 November 2004.

Mr RA (Rowan) Ross BEc, BCom, FCPA, SF Fin, age 57 – Independent non-executive Director
Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 30 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Directorships of other listed companies held in past 3 years
- Macquarie Capital Alliance Limited - since 25 January 2005; and
- IAG Finance (New Zealand) Limited - since 9 November 2004.

Mr B (Brian) Schwartz FCA, AM, age 53 – Independent non-executive Director
Mr Brian Schwartz was appointed as a Director of IAG in January 2005. He is a member of the IAG Audit Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited. Prior to this, he was with Ernst & Young Australia (1979 – 2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum and Deputy Chairman of the Board of the Football Federation of Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past 3 years
- None.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Directors of Insurance Australia Group Limited (continued)

Mr MJ (Michael) Hawker BSc, FAICD, FAIM, F Fin, age 46 – Chief Executive Officer and Managing Director
Mr Michael Hawker was appointed Managing Director and Chief Executive Officer of IAG in December 2001.

Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40 and one of the Australian Financial Review's "True Leaders" in 2004 and 2005. He was awarded the Australian Banking & Finance Magazine Millennium Banker of the Year Award in 2000, and the Best Insurance Executive Award in 2003 and 2004. In 2006, he was awarded Insurance Personality of the Year at the Australian and New Zealand Insurance Industry Awards, and Leader of the Year at the Human Capital Leadership Awards. He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is President of the Insurance Council of Australia; Member of the Financial Sector Advisory Council; Chairman of the Australian Business in the Community Network; Member of the Business Council of Australia; Member of the Business Roundtable for Sustainable Development; Member of the Australian Business Arts Foundation (AbaF) and Advisory Board Member for the Police Commission of New South Wales. He was previously the Chairman of the Australian Financial Markets Association; Director of the Australian Chamber of Commerce and Industry; Member of the Federal Treasury's Consumer and Financial Literacy Council and an Advisory Board Member of the Australian Graduate School of Management.

Directorships of listed companies held in past 3 years

- IAG Finance (New Zealand) Limited - since 9 November 2004.

Secretaries of Insurance Australia Group Limited

The name and details of the Company's secretaries at any time during or since the end of financial year are as follows:

Ms AB (Anne) O'Driscoll FCA, ANZIIF (Fellow), GAICD
Ms Anne O'Driscoll was appointed to the position of company secretary in July 2002. Before this appointment, Ms O'Driscoll has held a number of senior positions in the IAG Group, including the position of General Manager, Finance. Currently, Ms O'Driscoll is also the Head of Investor Relations & Capital Planning of IAG.

Mr GD (Glenn) Revell BCom, MBus, FCPA, FCIS, GAICD
Mr Revell was appointed Group Company Secretary in August 2006. Before this appointment, Mr Revell held the position of company secretary in the IAG Group. Prior to joining IAG, he held the position of General Manager Corporate Affairs & Company Secretary of Howard Smith Limited for eight years.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Meetings of directors

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	Board of Directors		Audit Committee		Nomination, Remuneration & Sustainability Committee		Risk Management & Compliance Committee		IAG Board Sub-Committee	
Total number of meetings held	16		5		5		10		4	
Directors	A	B	A	B	A	B	A	B	A	B
Mr JA Strong	16	16	-	-	5	5	-	-	3	3
Ms YA Allen	16	16	-	-	-	-	10	10	1	1
Mr JF Astbury	16	15	5	4	5	4	-	-	-	-
Mr GA Cousins*	16	13	5	5	-	-	-	-	-	-
Mr ND Hamilton	16	15	-	-	-	-	10	10	-	-
Mr RA Ross	16	15	-	-	5	4	10	10	1	1
Mr B Schwartz	16	15	5	5	-	-	-	-	-	-
Mr MJ Hawker	16	15	-	-	-	-	-	-	4	4

A - Meetings eligible to attend as a member
B - Meetings attended as a member
* Mr GA Cousins was granted a leave of absence by the Board from 23 May 2006 to 31 July 2006.

Principal activities

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

Operating and financial review

Operating result for the year

The IAG Group's net profit after tax for the year was $862 million (2005 - $928 million). After adjusting for minority interests in the IAG Group result, net profit attributable to equity holders of the Company was $759 million (2005 - $811 million). The current year result has been determined based on the adoption of the Australian equivalents of the International Financial Reporting Standards and where applicable, the prior year information has been updated to reflect this change. Notes 1 and 38 of the financial statements provide detailed information on the accounting policies applied and the resultant impact on the prior year financial performance and financial position.

The following discussion includes analysis that is affected by a reclassification of the financial performance of the IAG Group's captive insurer, by allocating the profit (or loss) earned by the captive from reinsuring the IAG Group's consolidated operations back to those businesses on a basis which reflects the profit (or loss) it earned from those businesses. The adjustments are summarised in the following table:

	2006 Financial statements	2006 Captive financial performance	2006 Adjusted financial performance	2005 Financial statements	2005 Captive financial performance	2005 Adjusted financial performance
	$m	$m	$m	$m	$m	$m
Premium revenue	6,537		6,537	6,561		6,561
Reinsurance expense	(405)	(162)	(567)	(417)	(53)	(470)
Net earned premium	6,132	(162)	5,970	6,144	(53)	6,091
Net claims expense	(3,900)	145	(3,755)	(4,090)	42	(4,048)
Underwriting expenses	(1,699)	25	(1,674)	(1,624)	19	(1,605)
Underwriting profit	533	8	541	430	8	438
Net investment income on assets backing insurance liabilities	310	(8)	302	516	(8)	508
Insurance profit	843	-	843	946	-	946

Underwriting result

The IAG Group produced an underwriting profit before investment income on technical reserves of $541 million (2005 - $438 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2006, this resulted in a decrease in claims expense by $107 million compared to an increase in claims expense of $88 million in 2005. This resulted in a decrease in the loss ratio to 62.9% (2005 – 66.5%) and the combined ratio to 90.9% (2005 – 92.8%). The increase in the expense ratio to 28.0% (2005 – 26.3%) was mainly attributable to an adverse fire service levy adjustment due to under collection in the first half of the financial year (due to the adoption of ICA rates) and a higher allowance for anticipated assessment for the second half of the financial year. Excluding the impact of movement in interest rates on claims expense, the underlying loss ratio improved to 64.7% (2005 – 65.0%) while the combined ratio worsened to 92.7% (2005 – 91.4%) reflecting the increased expense ratio.

Operating and financial review (continued)

The insurance profit of $843 million (2005 - $946 million), which is considered to be a sound insurance trading result, equated to an insurance margin of 14.1% (2005 – 15.5%). This margin was achieved despite challenging market conditions including the effect of Cyclone Larry.

(a) Australian personal lines insurance operations
The personal lines insurance operations produced an insurance margin of 12.6% for the financial year (2005 – 15.5%). The decline in the insurance margin is directly attributable to the impact of Cyclone Larry as well as the competitive price pressures in all segments and additional expense related to fire service levies. Despite these competitive pressures and the reduction of insurance margin, the business has regained positive momentum with renewal rates higher than they have been for two years and new business volumes recovering. The improved performance is directly related to the initiatives implemented to address the issues arising from the public debate with the Motor Traders Association in the first half of the financial year and selective pricing adjustments.

Gross written premiums decreased by 3.0% to $3,860 million (2005 - $3,978 million), due to strong competition.

(b) Australian commercial lines insurance operations
The commercial lines insurance operations produced an insurance margin of 18.0% for the financial year (2005 – 16.1%). The increase in the margin over the prior year was due to a strong performance in the long tail classes of liability and workers' compensation and consequent reserve releases. These were significantly offset by deterioration in the claims experience of the short tail commercial portfolio (including the impact of Cyclone Larry) and additional expense related to fire service levies.

Gross written premiums decreased by 9.1% to $1,539 million (2005 - $1,694 million) due to strong competition in a softening rate environment.

Fee based income produced a profit of $8 million (2005 – loss of $14 million). The significant turn around was due to improved profitability in the non-risk workers' compensation schemes. The premium funding business also continued to generate profits.

(c) International insurance operations
New Zealand insurance operations:
The New Zealand insurance operations produced an insurance margin of 14.5% for the financial year (2005 – 14.4%). The insurance profit was adversely impacted by a snowstorm in June 2006 in the South Island which incurred around $18m of gross claims. Nevertheless, a strong insurance result was still achieved in the face of slowing economic growth and strong competition in a concentrated market.

Gross written premiums decreased by 3.0% to $971 million (2005 - $1,001 million), the reduction being entirely attributable to the depreciation of the New Zealand dollar. In New Zealand dollar terms, the New Zealand operations achieved growth in gross written premium of around 0.5%.

Thailand insurance operations:
The IAG Group acquired IAG Insurance (Thailand) Ltd (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) on 4 July 2005 and Safety Insurance Public Company Limited on 31 March 2006. Gross written premium for the date of acquisition to 30 June 2006 was $65 million with a combined ratio of 95.2%. The IAG Group has identified and implemented initiatives to capitalise on growth relevant to the Thailand insurance market, including introducing new products, skills, technology and distribution strategies.

AmAssurance, Malaysia:
On 10 March 2006, IAG completed its acquisition of a 30% stake in AmAssurance. The agreement includes a right to increase the IAG Group's holding to 40% by March 2008 and an option, subject to regulatory approval, to increase to 49% over time. The increase is likely to occur if the business needs more capital to support its expansion whether organically or through acquisition.

Under the principles of equity accounting, IAG recognised 30% of AmAssurance's profit as a share of profits from associates in the income statement. This amounted to $2 million for the quarter ended 30 June 2006.

Captive reinsurer:
The Captive acts solely as the IAG Group's reinsurer assuming risk from other parts of the business and obtaining reinsurance protections for the IAG Group in the open market. The insurance result decreased by $133 million due to a loss of $56 million in the financial year. This was mainly driven by losses from Cyclone Larry in tandem with the IAG Group's decision to accept higher catastrophe retention levels, facilitated in part through the issue of contingent capital in the form of reset exchangeable securities by the IAG Group in January 2005. As previously discussed, the Captive's financial performance has been allocated to the Australian personal and commercial lines, the New Zealand and Thailand insurance operations.

(d) Corporate and investments
Investment income on corporate and equity holders' funds (net of investment expenses) increased by 7.4% to $537 million. The increase was due to the strong investment performance by all the major asset classes, particularly Australian equities, in the current financial year. The net corporate expenses have increased by $6 million or 4.2% to $148 million. This increase was mainly attributable to the increase in borrowing costs by $17 million in the current financial year due to the reclassification of reset preference shares as debt under AIFRS, offset to some extent by the netting off of interest on the reset exchangeable securities against portfolio investment income. This was offset by a decrease in amortisation of intangibles by $5 million and a decrease in other fee based business expenses of $6 million.

Operating and financial review (continued)

Review of Financial Condition
(a) Financial position
Assets:
The total assets of the IAG Group as at 30 June 2006 are $16,972 million (2005 - $17,102 million). The decrease is mainly attributable to the payment of a special dividend in June 2006 and an increase in income taxes paid resulting in a reduction in total investments.

Liabilities:
The total liabilities of the IAG Group as at 30 June 2006 are $13,301 million (2005 - $12,599 million) with the major component being general insurance liabilities of $10,430 million (2005 - $10,426 million). The increase in liability is mainly attributable to the:

- reclassification of $550 million of reset preference shares (issued by IAG in 2002 and 2003) as an interest bearing liability from 1 July 2005 on transition to AIFRS. Previously under AGAAP they were classified as equity; and
- reclassification of minority interests in unitholder funds as liability from 1 July 2005 on transition to AIFRS. Previously under AGAAP these were classified as minority interests in equity.

The increases were offset to some extent by decreases in current tax liabilities and employee benefits provisions. The decrease in current tax liabilities was mainly attributable to a significant increase in PAYG payments during the year and the settlement of income tax payable for the 2005 financial year. The decrease in employee benefits provisions was mainly attributable to actuarial gains on the defined benefit plan during the financial year.

Equity:
Equity was impacted by the following activities during the year:

Increase:
- Net profit of $862 million.

Decrease:
- reclassification of reset preference shares and minority interests in unitholder funds to liability (see comment in liabilities above); and
- payment of dividends of $647 million.

(b) Cash from operations

Cash flows from operating activities:
Cash flows from operating activities have decreased by 58% to $387 million. The decrease is mainly attributable to a decrease in premiums received and an increase in gross claims paid. Other factors contributing to the decrease were:
- an increase in reinsurance expense paid due to an advance reinsurance payment in June 2006;
- timing of income tax paid which resulted in the 2006 cash flows including instalments for two years;
- an increase in interest payments due to the reclassification of reset preference shares to liabilities; and
- an increase in other operating payments due to commencement of superannuation contributions in June 2005 (as a result of the cessation of the contribution holiday in the IAG & NRMA Superannuation Plan) and increase in fire service levies.

The decrease was offset to some extent by the increase in reinsurance and other recoveries received which includes recoveries on an aggregate excess of loss cover.

Cash flows from investing activities:
Cash inflows from investing activities have increased by $1,018 million to $822 million. The increase is largely attributable to the higher level of redemption of investments in 2006 to fund the surplus capital fund in light of acquisitions in Thailand and Malaysia, as well as increased dividend and income tax payments. In addition there was a net redemption of units in IAG controlled trusts by minority interests.

Operating and financial review (continued)

Cash flows from financing activities:
Cash outflows from financing activities have increased by $245 million to $937 million. This increase is attributable to:

- $205 million in additional dividends paid in the 2006 financial year;
- net redemptions of units in IAG controlled trusts of $136 million in the year compared with $128 million in the prior year;
- the repayment of $46 million of NZ senior term notes during the financial year; and
- the purchase of treasury shares.

There was no issue of reset exchangeable securities ("RES") during the year. In the prior year, the issue of RES and the investment of the proceeds from RES in the Portfolio involved a net outflow of $13 million, mainly attributable to the transaction costs associated with the issue.

(c) Capital adequacy / minimum capital requirements
The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying APRA standards for individual licensed insurers to the consolidated results, is 1.83 times MCR as at 30 June 2006 (2005 – 2.00 times MCR). The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2006 Investor Report on the Company's website, www.iag.com.au.

Likely developments

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult.

The IAG Group expects to grow and diversify its earnings in the 2007 financial year and:

- generate gross written premium growth of 5-10%, including acquisitions;
- deliver a return on equity ("ROE") of at least 1.5x the weighted average cost of capital ("WACC") on a normalised basis; and
- maintain its strong balance sheet and prudent reserving philosophy.

The organic growth expectation takes account of:

- leveraging the IAG Group's current competitive position and positive momentum in direct motor and home insurance;
- reduced premium in New South Wales compulsory third party ("CTP") due to changes in the scheme structure which result in lower premiums;
- the soft cycle in commercial insurance in Australia and New Zealand; and
- ongoing strong growth in the IAG Group's Thai subsidiaries.

Acquisitive growth is likely to be sourced in Asia and Europe. Delivering on ROE at least 1.5x WACC is considered achievable based on:

- continued focus on cost management including leveraging the capacity in the existing business to write additional business at marginal additional cost;
- maintaining pricing discipline for premiums;
- being disciplined in the price paid for acquisitions; and
- continued active capital management.

Delivery of these returns is also subject to not incurring any large losses or catastrophes beyond the IAG Group's normal allowances and experiencing no major falls in bond values.

Dividends

Details of dividends paid or declared by the Company are set out in note 9.

Significant changes in the state of affairs

Significant changes in the state of affairs of IAG Group during the financial year were as follows:

(a) On 9 December 2005, the IAG Group announced that it had agreed to acquire a 30% interest in a general insurer in Malaysia, AmAssurance Berhad, for approximately A$69million (MYR 193 million);

(b) On 30 March 2006, the IAG Group announced that it has completed its tender offer for shares in Thailand for Safety Insurance Public Company Limited ("Safety"). As a result, the IAG Group has acquired approximately 96.1% which has increased from 21.6% since its initial investment in 1998;

(c) On 12 April 2006, IAG announced a special fully franked dividend of 12.5 cents per shares to be paid to its shareholders on 26 June 2006. This payment is in line with its commitment to return $200 million in surplus capital to shareholders by 30 June 2006;

(d) On 15 June 2006, IAG announced it agreed to acquire a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited (Alba) and have been newly established. The syndicate has access to all markets in which Lloyd's is licensed. The terms of the acquisition are confidential but neither the purchase price nor the capital required in the first two years from completion is material to the IAG Group. A letter of credit was issued in support of the IAG Group's participation. The terms of the acquisition are subject to final regulatory approval from the relevant regulatory authorities in Singapore and the United Kingdom.

Events subsequent to reporting date

Details of matters subsequent to the end of the financial year are set out in note 39. These include:
- Declaration of final dividend of 16 cents per ordinary share; and
- Progress of negotiations with a China based general insurance business.

Officers who were previously partners of the auditors

The following person is currently an officer of the IAG Group and was a partner of KPMG, the Company's auditor, at a time when KPMG was the auditor of the Company:
- Mr NB Hawkins: Chief Executive Officer – IAG New Zealand (left KPMG in October 2001).

Non-audit services

During the financial year, KPMG has performed certain other services for the IAG Group in addition to their statutory duties.

The Directors have considered the non-audit services provided during the financial year by KPMG and, in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non-audit services by the Company's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter ("Charter") on the agreed framework for engaging auditors for non-audit services; and

- The non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence of the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act is included in the director's report.

The level of fees for non-audit services amount to approximately 27.8% of total audit fees (refer to note 5 to the financial statements for further details on costs incurred on individual non-audit assignments).

Lead Auditor's independence declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 31 and forms part of the directors' report for the year ended 30 June 2006.

Indemnification and insurance of directors and officers

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company;
(b) a secretary of the Company or of a subsidiary of the Company; or
(c) a person making or participating in making decisions that affect the whole or a substantial part of the business or Company or of a subsidiary of the Company; or
(d) a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings. The indemnity does not apply where the Company is forbidden by statute or, if given, would be made void by statute. In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, willful misconduct, gross negligence, reckless misbehavior or fraud.

Under each deed, the Company is also effectively required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office. The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

Environmental regulation

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

Remuneration Report

This report outlines the Board's policy in relation to, and details of, the remuneration of IAG key management personnel ("KMP") being, the IAG directors (including the Chief Executive Officer and Managing Director) and the senior executives having the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group, including the five executives receiving the highest remuneration during the financial year.

It is important to note that the Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with the accounting standard AASB124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

The term "remuneration" used in the remuneration report has the same meaning as compensation as prescribed in the accounting standard AASB124.

This report provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and the accounting standard AASB 124.

Nomination, Remuneration & Sustainability Committee

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee ("Committee" or "NRSC") are set out in the Committee's charter which is available at www.iag.com.au The key responsibilities of the NRSC in relation to remuneration are to:

(a) provide assurance to the Board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices; and
(b) ensure the overall remuneration policy and approach fits the strategic goals of IAG.

The Chief Executive Officer ("CEO"), Group Executive Culture & Reputation and Head of Human Resources regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Mercer Human Resources Consulting and various other consultants on remuneration for executives and directors. Mallesons Stephen Jacques provides legal advice to the Committee as required.

Remuneration Report - Audited information

A. Executives

1. Executive remuneration policy

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team has enabled IAG to achieve superior long term performance.

The principles that underpin IAG's approach to executive remuneration are that:

- the quantum and mix of remuneration is sufficiently competitive to attract and retain a high calibre executive team;
- remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- remuneration levels take account of both external market practice and internal relativities; and
- measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to our shareholders.

IAG aims to set base pay around the market median and total potential reward (which includes short and long term incentives) between the median and the 75th percentile depending on individual performance and contribution to the IAG Group's results. Market positioning is determined by reference to a number of comparator groups, being: the largest 50 companies in the S&P/ASX 100 index: financial services companies that are among the largest 50 companies in the S&P/ASX 100 index and companies in the S&P/ASX 100 index with a market capitalisation of between 50% and 200% of IAG's capitalisation.

Remuneration Report – Audited information (continued)

A. Executives (continued)

2. Executive remuneration structure

Executive remuneration consists of four components:

- base salary
- superannuation
- short term incentives
- long term incentives

(a) Base salary

Base salary is defined as the total value of components that make up an executive's salary. Components are cash, salary sacrifice items such as superannuation, cars or parking and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer Human Resources Consulting provides advice on job responsibility and market benchmarking. The comparator groups for market benchmarking are the largest 50 companies in the S&P/ASX 100 index, financial services companies that are among the largest 50 companies in the S&P/ASX 100 index and companies in the S&P/ASX 100 index with a market capitalisation of between 50% and 200% of IAG's capitalisation. Base salary is targeted at the median of the market. Unless there has been a significant change in job responsibility, increases in base salary generally do not exceed external market movements.

(b) Superannuation

Executives are defined contribution members of the IAG & NRMA Superannuation Plan. Employer superannuation contributions are 13% of base salary. This contribution rate is consistent with the contribution provided to other employees of IAG.

(c) Short term incentives

Executives have the opportunity to earn a short term incentive payment based on both IAG's performance and achievement of individual goals.

IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of a sustainable business that meets the performance expectations of IAG's shareholders, stakeholders and the communities in which it conducts its business.

The balanced scorecard sets goals under the following broad categories:

- financial
- customer
- people
- risk
- community / environment

At the commencement of each financial year, IAG and individual goals are set for each executive. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The NRSC reviews the performance of the CEO and makes a recommendation to the Board in relation to any incentive payment for the CEO.

Remuneration Report – Audited information (continued)

A. Executives (continued)

2. Executive remuneration structure (continued)

(c) Short term incentives (continued)

The following table is a summary of IAG's key goals for the current year:

Category	*Goal*	*Reason Chosen*	*Method of Assessment*	*Outcome*
Finance	Group Insurance Margin target	Measures the profitability of the core business of IAG	Comparison of achievement against target	Not met
Customer	Improvement across customer satisfaction measures	Meeting or exceeding customer expectations is a key part of establishing and maintaining a competitive advantage	Outcome of customer satisfaction surveys and measurement of customer retention rates compared to outcomes from previous years	Met
Risk	Improvement in risk management behaviours	Positive risk management behavior in relation to prevention, detection and recovery from operational risks and issues is critical for a sustainable business	Increased employee awareness of risk prevention, detection and recovery compared to target set at the start of the year	Partially met (1)
People management	Employee engagement score target	Measures how engaged employees are with IAG's purpose, strategy and goals	Outcome of annual employee survey compared to target set at the start of the year	Partially met (1)
People management	Reduction in employee turnover	A solid employee base is critical for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of outcome achieved against target set at the start of the year	Not met
Community / Environment	Reduction in workers' compensation claims per million hours worked	A safe work environment and the well being of employees is vital for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of reduction achieved against target set at the start of the year	Partially met (1)

(1) Where a goal is partially met, there has been improvement in performance but the stretch goal has not been met.

The methods of assessment have been selected as they can be objectively measured and verified.

Actual short term incentive payments made to executives for the year ended 30 June 2006 reflect the degree of achievement against these goals and the degree of achievement against each individual executive's goals.

(d) Long term incentives - Equity based remuneration

IAG utilises long term incentives to create a link between the delivery of value to shareholders, financial performance and rewarding and retaining employees. IAG's program for delivering long term incentives is its Performance Award Rights ("PARs") Plan. Note 30 (a) of the financial statements sets out further details of the PARs Plan.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's Total Shareholder Return ("TSR") is met or if some specified events occur, such as a takeover bid for the Company. During the year PARs were issued to executives. Previously IAG delivered long term incentives using its Performance Share Rights ("PSRs") Plan with the last issue to the executives on 5 March 2002. Note 30 (b) of the financial statements sets out further details of the PSRs Plan.

Remuneration Report – Audited information (continued)

A. Executives (continued)

2. Executive remuneration structure (continued)

(d) Long term incentives - Equity based remuneration (continued)

Details of the terms of allocations made to executives under IAG's long term incentive plans, including those allocations that at the date of this report are not exercisable, are summarised below:

Plan	PARs Plan 2002/2003 - Series 1	PARs Plan 2003/2004 - Series 2	PARs Plan 2004/2005 - Series 3	PARs Plan 2005/2006 - Series 4
Grant Date	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004	19/09/2005 30/11/2005 22/03/2006
Performance Period Definition(i)	3-5 years from Grant Date	3-5 years from Base Date(ii)	3-5 years from Base Date(ii)	3-5 years from Base Date(ii)
TSR Performance Condition	IAG TSR compared to a Peer Group of companies. The Peer Group comprises the companies in the S&P/ASX 100 index with such inclusions and exclusions as the Board may determine.			
Vesting Schedule	< 50th percentile - 0% vesting = 50th percentile - 50% vesting >=75th percentile - 100% vesting The percentage of PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile			
Performance Hurdle Test Schedule	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period
1st Test Day	30/12/2005	29/09/2006	28/09/2007	30/09/2008
Last Test Day	28/09/2007	30/06/2008	30/06/2009	30/06/2010
Last Exercise Date *(Continuing employees only)*	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014 30/03/2015	19/09/2015 30/11/2015 22/03/2016
Plan Exercise Status	Partially exercisable(iii)	Not exercisable	Not exercisable	Not exercisable

Notes:

(i) The performance period will be shortened if the employee ceases employment with the IAG Group due to redundancy or in other special circumstances.

(ii) The Base Date is the date which is the second trading day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Grant Date are announced to the ASX.

(iii) 56% of Series 1 PARs are exercisable.

Remuneration Report – Audited information (continued)

A. Executives (continued)

3. Relationship between executive reward and IAG's performance

A significant component of executive remuneration is "at risk" which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of "at risk" remuneration, refer to the table in section 6.

The payment of short-term incentives is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes a measure of the profitability of IAG's core business. Non-financial measures are also used as they are lead indicators of delivering future value for shareholders. For the 2005/2006 year the IAG key goals were partially met. This will determine the portion of an executive's short term incentive payment that is linked to IAG's goals.

The use of the balanced scorecard to assess and reward executive performance has assisted IAG to deliver superior returns for shareholders since listing in August 2000:

	Year ended 30 June 2001	Year ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2006
Closing share price ($)	3.40	3.15	3.40	5.00	6.01	5.35
Dividends paid (cents)	10.00	10.50	11.50	22.00	26.50	42.00
Earnings per share (cents)*	9.40	(1.78)	8.65	37.87	49.31	47.87
Normalised net profit after tax ($ million)*	178	294	360	434	601	542

* Amounts in 2005 and 2006 have been measured under Australian equivalent to International Financial Reporting Standards ("AIFRS"). All amounts prior to 2005 were measured under previous Australian Accounting Standards.

IAG's long term incentive plans provide a direct link between return to shareholders over a 3 to 5 year period and executive reward. IAG's TSR measured from March 2003 until January 2006 was at the 53rd percentile compared to the TSR of companies in the S&P/ASX 100 index. As a result of this 56% of PARs issued to executives in December 2002 became exercisable for IAG shares.

Grants of PARs to executives are based on an assessment of each executive against a range of factors including the executive's performance, their strategic impact and leadership capability. This process strengthens the link between individual executive reward outcomes and the creation of value for shareholders.

IAG's share price performance from the period since IAG's listing in August 2000 is shown in the following graph:


IAG Historical Share Price Performance - Since Listing
IAG Share Price Including Reinvestment of Dividends
S&P/ASX 100 Accumulation Index
S&P/ASX All Ordinaries Accumulation Index
IAG Share Price ($AUD)
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Note:
Dividends are assumed to be reinvested using the close price on ex date.
Further value exists when taking the 100% franking of dividends into consideration.
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Remuneration Report – Audited information (continued)

A. Executives (continued)

4. Service agreements

During the year the following persons were the executives identified as key management personnel, with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny[(i)]	Chief Executive Officer – Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins [(ii)]	Chief Executive Officer – IAG New Zealand
Mr DA Issa [(ii)]	Chief Executive Officer – Personal Insurance
Ms JS Johnson [(ii)]	Chief Executive Officer – Business Partnerships
Ms CF McLoughlin [(iii)]	Group Executive – Strategy
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr MJ Pirone	Chief Executive Officer – CGU Insurance
Mr J van der Schalk[(iv)]	Chief Executive Officer – Asset Management and Reinsurance
Mr G Venardos	Chief Financial Officer

(i) Mr JP Breheny, joined the Group as Chief Executive Officer – Asia, on 20 March 2006.

(ii) On 8 February 2006, IAG announced a new structure for its operations. This led to a change in the executive team structure. Mr DA Issa has held his current positions since this time and previously held the position of Chief Information Officer. Mr NB Hawkins and Ms JS Johnson were appointed to their roles on 1 March 2006 and 13 February 2006 respectively.

(iii) Ms CF McLoughlin, joined the Group on 2 August 2005 and her current position is Group Executive – Strategy.

(iv) On 26 May 2006 Mr Jan van der Schalk was appointed to the role of Chief Executive Officer – Asset Management and Reinsurance following Mr RJ Jackson leaving the IAG Group.

Mr IF Brown retired on 31 December 2005. Mr DRA Pearce left on 31 August 2005, Mr DJP Smith left on 8 February 2006 and Mr RJ Jackson left on 26 May 2006.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

A. Executives (continued)

4. Service agreements (continued)

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a short term incentive or offer a long term incentive in any given year.

Name	Notice period, Company	Notice period, Employee	Termination provisions	Additional payment if IAG invokes a restraint clause
Mr MJ Hawker	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and short-term incentive that would have accrued had termination not occurred.	6 months base salary
Mr JP Breheny	12 months	3 months	12 months base salary	-
Mr AM Coleman	12 months	3 months	12 months base salary	6 months base salary
Mr NB Hawkins	12 months	3 months	12 months base salary	-
Mr DA Issa	12 months	3 months	12 months base salary	-
Ms JS Johnson	12 months	3 months	12 months base salary	-
Ms CF McLoughlin	6 months	2 months	6 months base salary	-
Ms SJ Mostyn	12 months	3 months	12 months base salary	-
Mr MJ Pirone	12 months	3 months	12 months base salary	6 months base salary
Mr J van der Schalk	12 months	3 months	12 months base salary	-
Mr G Venardos	12 months	3 months	12 months base salary	6 months base salary

Executives are employed by Insurance Australia Group Services Pty Limited, except for Mr NB Hawkins who is employed by IAG New Zealand Limited.

Retrenchment
In the event of retrenchment, the executives listed above (except for Mr MJ Hawker) are entitled to the greater of:
(a) the written notice or payment in lieu of notice as provided in their service agreement; or
(b) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker, the retrenchment payment is in accordance with the termination provisions set in the table above.

Company retrenchment policy
On retrenchment, employees with less than 25 years service will receive:
(a) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and
(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:
(a) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); and
(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

Termination of employment without notice and without payment in lieu of notice
The employment of the executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive: is charged with a criminal offence that is capable of bringing the organisation into disrepute; is declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and willful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

Termination of employment with notice or payment in lieu of notice
The employment of the executives may be terminated at any time by the Company with notice or payment in lieu of notice (which also includes a pro rata short-term incentive earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified above.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

A. Executives (continued)

5. Remuneration details

(a) Remuneration of executives for the IAG Group for 2006

	Short-term employment benefits						Post-employment benefits		Other long-term employment benefits		Termination benefits	Share-based payment	Total
	Cash Salary (1)	Non-monetary benefits (2)	Base salary (Sub-total of (1) & (2))	Annual leave accruals (3)	Short term incentive (4)	Other(5)	Superannuation (6)	Retirement benefits	Long service leave accruals (7)	Long term incentive plan (8)		Value of PSRs/ PARs granted (9)	
2006	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Executives (including Executive Director)													
Mr MJ Hawker	1,201	23	*1,224*	15	632	-	164	-	23	-	-	982	3,040
Mr JP Breheny (i)	172	-	*172*	16	76	-	22	-	1	-	-	21	308
Mr AM Coleman	613	8	*621*	44	367	-	81	-	14	-	-	213	1,340
Mr NB Hawkins (i)	187	-	*187*	12	84	25	25	-	2	-	-	52	387
Mr DA Issa	571	8	*579*	22	331	-	75	-	11	-	-	187	1,205
Ms JS Johnson (i)	149	6	*155*	22	94	-	19	-	7	-	-	21	318
Ms CF McLoughlin (i)	428	7	*435*	12	195	-	57	-	3	-	-	49	751
Ms SJ Mostyn	511	8	*519*	41	336	-	67	-	10	-	-	211	1,184
Mr MJ Pirone	558	59	*617*	16	395	-	80	-	20	-	-	203	1,331
Mr J van der Schalk(i)	38	1	*39*	2	17	-	5	-	1	-	-	9	73
Mr G Venardos	654	61	*715*	29	393	-	91	-	20	-	-	247	1,495
Executives who ceased as key management personnel during the year:													
Mr IF Brown	324	22	*346*	39	225	-	47	-	41	-	-	136	834
Mr RJ Jackson	573	73	*646*	10	351	-	84	-	23	-	650	176	1,940
Mr DRA Pearce	71	10	*81*	(1)	17	-	11	-	6	-	820	117	1,051
Mr DJP Smith	436	-	*436*	41	545	100	59	-	5	-	970	195	2,351
Total remuneration	6,486	286	*6,772*	320	4,058	125	887	-	187	-	2,440	2,819	17,608

(i) These executives were all newly appointed to the executive team during this financial year. Therefore, the remuneration information provided in the table above relates to the period from the date of their appointment to the executive team to 30 June 2006. The balances are calculated based on the proportion of the year that they were key management personnel.

Refer to section (c) below for details of Notes (1) - (9) referencing in the above table 5 (a).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

A. Executives (continued)

5. Remuneration details (continued)

(b) Remuneration of executives for the IAG Group for 2005

	Short-term employment benefits						Post-employment benefits		Other long-term employment benefits		Termination benefits	Share-based payment	Total
	Cash Salary (1)	Non-monetary benefits (2)	Base salary (Sub-total of (1) & (2))	Annual leave accruals (3)	Short term incentive (4)	Other(5)	Superannuation (6)	Retirement benefits	Long service leave accruals (7)	Long term incentive plan (8)		Value of PSRs/ PARs granted (9)	
2005	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Executives (including Executive Director)													
Mr MJ Hawker	1,151	36	*1,187*	18	1,270	-	157	-	18	-	-	614	3,264
Mr IF Brown	566	161	*727*	(16)	342	-	94	-	24	-	-	127	1,298
Mr AM Coleman	583	7	*590*	(31)	434	-	77	-	12	-	-	145	1,227
Mr DA Issa	508	7	*515*	1	476	-	67	-	7	-	-	125	1,191
Mr RJ Jackson	554	78	*632*	2	402	-	82	-	27	275	-	109	1,529
Ms SJ Mostyn	478	7	*485*	31	366	-	63	-	7	-	-	167	1,119
Mr DRA Pearce	441	48	*489*	(9)	230	-	63	-	12	-	-	110	895
Mr MJ Pirone	520	66	*586*	7	520	-	75	-	15	-	-	135	1,338
Mr DJP Smith	582	-	*582*	46	202	130	77	-	5	-	-	135	1,177
Mr G Venardos	619	48	*667*	50	451	-	86	-	19	-	-	171	1,444
Executives who ceased employment during the year:													
Ms KL Baylis	92	24	*116*	3	76	-	15	-	(6)	-	462	141	807
Mr LF Power	66	8	*74*	(1)	88	-	5	-	10	-	600	38	814
Mr RJ Wagstaffe	77	6	*83*	6	10	-	6	-	10	-	-	38	153
Total remuneration	6,237	496	*6,733*	107	4,867	130	867	-	160	275	1,062	2,055	16,256

Refer to section (c) below for details of Notes (1) - (9) referencing in the above table 5 (b).

Remuneration Report – Audited information (continued)

A. Executives (continued)

5. Remuneration details (continued)

(c) Details of notes (1) to (9) used in tables in sections 5 (a) and (b)

(1) Salary represents amounts paid in cash during the financial year.
(2) Non-monetary benefits are valued in accordance with the cost to IAG for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.
(3) Annual leave accruals as determined in accordance with AASB 119 *Employee benefits.*
(4) Short term incentive to be settled for the current performance period accrual and prior performance periods over or under accruals. Executives may elect to receive some of their short term incentive in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan, which vests immediately and is valued in accordance with the market value of IAG shares at grant date. Refer to note 29 (c) for details.
(5) Represents an accommodation allowance in New Zealand.
(6) Superannuation includes the employer's contributions (2005 – the amount included the first 11 months contributions which was recognised on a deemed basis as the employer was on a contribution holiday).
(7) Long service leave accruals as determined in accordance with AASB 119 *Employee benefits.*
(8) Long term incentive to be settled in cash from the 2002/2003 IMA long term incentive plan (only relevant to Mr Jackson). The amount in the 2005 table represented the 2005 performance period accrual and prior performance periods over or under accruals.
(9) An allocated portion of Performance Share Rights ("PSRs" – related to unissued shares) and unvested Performance Award Rights ("PARs" – related to issued shares) is included in the total remuneration disclosure above. To determine these values the Monte Carlo model has been applied. The valuation takes into account the exercise price of the PSRs/PARs, life of the PSRs/PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the Peer Group of companies, early exercise and non transferability, and turnover.

Remuneration Report – Audited information (continued)

A. Executives (continued)

6. At risk remuneration

Total remuneration for executives is comprised of "at risk" and "not at risk" remuneration. Base salary and superannuation is "not at risk", while short term incentives and long term incentives are "at risk".

(a) Details of total remuneration that is "at risk"

Name	Total remuneration	Short term incentives	Long term incentives (IMA LTI/PSRs/PARs)	Percentage of remuneration at risk (1)	Percentage of option/right remuneration
2006	$000	$000	$000	%	%
Mr MJ Hawker	**3,040**	**632**	**982**	**53**	**32**
Mr JP Breheny	**308**	**76**	**21**	**31**	**7**
Mr AM Coleman	**1,340**	**367**	**213**	**43**	**16**
Mr NB Hawkins	**387**	**84**	**52**	**35**	**13**
Mr DA Issa	**1,205**	**331**	**187**	**43**	**16**
Ms JS Johnson	**318**	**94**	**21**	**36**	**7**
Ms CF McLoughlin	**751**	**195**	**49**	**32**	**7**
Ms SJ Mostyn	**1,184**	**336**	**211**	**46**	**18**
Mr MJ Pirone	**1,331**	**395**	**203**	**45**	**15**
Mr J van der Schalk	**73**	**17**	**9**	**36**	**12**
Mr G Venardos	**1,495**	**393**	**247**	**43**	**17**
2005					
Mr MJ Hawker	3,264	1,270	614	58	19
Mr IF Brown	1,298	342	127	36	10
Mr AM Coleman	1,227	434	145	47	12
Mr DA Issa	1,191	476	125	50	10
Mr RJ Jackson	1,529	402	384	51	7
Ms SJ Mostyn	1,119	366	167	48	15
Mr DRA Pearce	895	230	110	38	12
Mr MJ Pirone	1,338	520	135	49	10
Mr DJP Smith	1,177	202	135	29	11
Mr G Venardos	1,444	451	171	43	12

(1) Reductions in the percentage of remuneration at risk from 2005 to 2006 are largely the result of lower actual short term incentives being awarded in 2006.

(b) Short term incentives

The portion of the short term incentives that either vested or were forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a short term incentive based on IAG's performance and their own performance. The amount of short term incentives paid to an executive is recommended by the CEO and approved by the NRSC. The amount of short term incentives paid to the CEO is recommended by the NRSC and approved by the Board.

(c) Long term incentives

For the year ended 30 June 2006, 56% of PARs issued to the eligible executives in December 2002 are exercisable. There was no forfeited PARs because the person did not meet the service and performance criteria. No part of the forfeited rights are payable in future years.

It is not practical to provide an estimate of the maximum possible total value of long term incentives that may vest in future years for any PARs issued up to 30 June 2006 because the value is directly linked to the IAG share price at the time of vesting. The minimum possible total value of long term incentives is zero.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

A. Executives (continued)

7. Long term incentives – PARs and PSRs

Rights under the PARs Plan and PSRs Plan were issued by the IAG Group and used as long term incentives. Refer to sections 2 (d) for further details.

The following sections provided details movements in PARs and PSRs for each executive during the financial year ended 30 June 2006.

(a) PARs

(i) Details of PARs granted

The IAG Group has issued PARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per PAR, by paying the exercise price of $1 per tranche of PARs exercised, subject to a specific performance hurdle being met. Refer to section 2 (d) for details of the performance hurdle.

Following are details of the number of PARs granted to each executive during the financial year ended 30 June 2006:

	Grant date	**Date first exercisable**	**Last expiry date**	**Value per PAR at grant date** $	**Number of PARs granted during the year**(1) Number
Mr MJ Hawker	30/11/2005	30/09/2008	30/11/2015	2.596	600,000
Mr JP Breheny	22/03/2006	30/09/2008	22/03/2016	3.150	100,000
Mr AM Coleman	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	19/09/2005	30/09/2008	19/09/2015	3.187	83,500
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Ms SJ Mostyn	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Mr MJ Pirone	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	19/09/2005	30/09/2008	19/09/2015	3.187	100,000
Executives who ceased as key management personnel during the year:					
Mr IF Brown	-	-	-	-	-
Mr RJ Jackson	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr DRA Pearce	-	-	-	-	-
Mr DJP Smith	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
					1,393,500

* All PARs granted prior to Mr Hawkins', Ms Johnson's and Mr van der Schalk's appointment to their executive role are excluded.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

A. Executives (continued)

7. Long term incentives – PARs and PSRs (continued)

(a) PARs

(ii) Movements in total number of PARs on issue by each executive

	PARs on issue 1 Jul 2005 Number	PARs granted during the year Number	PARs exercised during the year (2) Number	PARs lapsed during the year Number	PARs on issue 30 Jun 2006 Number	PARs vested and exercisable 30 June 2006 Number
Mr MJ Hawker	1,200,000	600,000	(168,000)	-	1,632,000	-
Mr JP Breheny	-	100,000	-	-	100,000	-
Mr AM Coleman	258,195	90,000	(54,176)	-	294,019	-
Mr NB Hawkins	168,456 (1)	-	-	-	168,456	-
Mr DA Issa	223,177	83,500	(47,675)	-	259,002	-
Ms JS Johnson	87,300 (1)	-	(5,972)	-	81,328	-
Ms CF McLoughlin	-	80,000	-	-	80,000	-
Ms SJ Mostyn	214,307	80,000	(45,508)	-	248,799	-
Mr MJ Pirone	239,881	90,000	(47,675)	-	282,206	-
Mr J van der Schalk	149,004 (1)	-	-	-	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	-	338,303	-
Total	2,845,368	1,223,500	(435,751)	-	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	-	-	-	221,716	45,508
Mr RJ Jackson	161,451	90,000	-	-	251,451	-
Mr DRA Pearce	196,232	-	-	-	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	-	269,607	-
Total	817,566	170,000	(48,560)	-	939,006	94,537

(1) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of appointment as executive.

(2) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one ordinary IAG share was issued.

(b) PSRs

The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003. Following is a summary of the movements in total number of PSRs on issue by each executive:

	PSRs on issue 1 Jul 2005 Number	PSRs exercised during the year (2) Number	PSRs lapsed during the year Number	PSRs on issue 30 Jun 2006 Number	PSRs vested and exercisable 30 Jun 2006 Number
Mr MJ Hawker	60,000	(60,000)	-	-	-
Ms SJ Mostyn	68,670	(68,670)	-	-	-
Mr J van der Schalk	40,000 (1)	-	-	40,000	40,000

(1) This balance represents the PSRs held by Mr van der Schalk at the date of appointment as executive.

(2) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

A. Executives (continued)

7. Long term incentives – PARs and PSRs (continued)

(c) Analysis of movements in PARs and PSRs

Following is a summary of the movement during the financial year, by value, of PARs and PSRs by each executive:

	Total value of PARs granted during the year	Total value of PSRs exercised during the year	Total value of PARs exercised during the year	Total value PARs and PSRs that lapsed during the year	Total of (1) to (4)
	(1)	(2)	(3)	(4)	
	$000	$000	$000	$000	$000
Mr MJ Hawker	1,558	338	918	-	2,814
Mr JP Breheny	315	-	-	-	315
Mr AM Coleman	287	-	296	-	583
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	266	-	259	-	525
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	255	-	-	-	255
Ms SJ Mostyn	255	366	246	-	867
Mr MJ Pirone	287	-	260	-	547
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	319	-	362	-	681
Total	3,542	704	2,341	-	6,587
Executives who ceased as key management personnel during the year:					
Mr IF Brown	-	-	-	-	-
Mr RJ Jackson	287	-	-	-	287
Mr DRA Pearce	-	-	-	-	-
Mr DJP Smith	255	-	265	-	520
Total	542	-	265	-	807

Notes:
(1) The value of PARs granted in the year is the fair value of the PARs calculated at grant date using a Monte Carlo model. The total value of the PARs granted is included in the table above. This amount is allocated to remuneration over the vesting period (ie in years 30 June 2006 to 30 June 2010).

(2) The PSRs and PARs exercised during the year by the executives were issued to them on 13 December 2001, 5 March 2002 and 24 December 2002. The respective values at grant date were allocated to their remuneration during the three years' vesting period between 30 June 2002 to 30 June 2006. PSRs and PARs are exercisable only if a performance hurdle is reached in relation to IAG's TSR.

The value of PSRs and PARs exercised during the year is calculated as the weighted average of the prices at which IAG shares were traded over 5 days before and including date of exercise after deducting the $1 exercise price per tranche of PSRs exercised.

(3) No PARs or PSRs lapsed during the year.

(4) Related parties of executives cannot participate in the PARs or PSRs Plans.

* The above table excludes all PARs and PSRs movement prior to the date when Mr Hawkins, Ms Johnson and Mr van der Schalk were appointed to their executive roles.

Remuneration Report – Audited information (continued)

B. Non-executive Directors

1. Remuneration policy

The principles that underpin IAG's approach to remuneration for Non-executive Directors are that remuneration should be:

- sufficiently competitive to attract and retain a high calibre of Non-executive Director; and
- consistent with IAG's values.

The aggregate limit of remuneration is approved by shareholders and is currently $2 million per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of Non-executive Directors.

The Board has agreed that each Non-executive Director should take a minimum of 20% and up to a maximum of 90% of their annual base fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-Executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by the trustee on market and allocated to directors in December each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the Director retires. No other equity-based remuneration is available to Non-executive Directors.

The current elements of Non-executive Director remuneration are:

Board / Committee	Role	Fee
IAG Board	Chairman Director	$360,000 (includes committee fees*) $120,000
Audit Committee	Chairman Member	$30,000 $15,000
Risk Management & Compliance Committee	Chairman Member	$30,000 $15,000
Nomination, Remuneration & Sustainability Committee	Member	$15,000

* The Chairman does not receive additional fees for serving on the Nomination, Remuneration & Sustainability Committee or for serving as a director of IAG Re Limited. The Chairman is, however, paid a fee for his role as Chairman of Insurance Manufacturers of Australia Pty Limited, a 70% owned subsidiary of IAG.

In addition, IAG pays a superannuation contribution of 9% of a Director's fees into a superannuation fund nominated by the Director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-executive Directors' Expenses policy. Under this policy IAG reimburses expenses reasonably incurred by Directors in connection with the discharge of their duties.

2. Increase to Directors fees

Following a review of the remuneration of Non-executive Directors, taking into account the remuneration paid to the Non-executive Directors of the 50 largest companies in the S&P / ASX 100 index and market movements in directors fees, the Board has determined that fees payable to Non-executive Directors should be increased with effect from 1 July 2006 as follows:

Board / Committee	Role	Fee
IAG Board	Chairman Director	$390,000 (includes committee fees*) $130,000
Audit Committee	Chairman Member	$32,500 $16,250
Risk Management & Compliance Committee	Chairman Member	$32,500 $16,250
Nomination, Remuneration & Sustainability Committee	Member	$16,250

Remuneration Report –Audited information (continued)

B. Non-executive Directors (continued)

3. Performance

Directors' performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the individual Director. In these discussions, the individual Directors also evaluate the Chairman's performance. Performance measures for Directors considered by the Chairman and Board include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of his or her additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The Nomination, Remuneration & Sustainability Committee has responsibility for coordinating the Board's review of the Chairman's performance.

4. Remuneration details

(a) Remuneration of Non-executive Directors for 2006

	Short-term benefits		**Post-employment benefits**		**Other long-term employment benefits**	**Termination benefits**	**Share-based payment**	**Total**
	Board fees received as cash	Committee fees	Superannuation	Retirement benefits			Board fees received as IAG Shares	
2006	$000	$000	$000	$000	$000	$000	$000	$000
Mr JA Strong(i)	**352**	-	**47**	-	-	-	**168**	**567**
Ms YA Allen	**98**	**15**	**12**	-	-	-	**22**	**147**
Mr JF Astbury	**98**	**45**	**15**	-	-	-	**22**	**180**
Mr GA Cousins	**98**	**15**	**12**	-	-	-	**22**	**147**
Mr ND Hamilton	**20**	**15**	**12**	-	-	-	**100**	**147**
Mr RA Ross	**64**	**45**	**15**	-	-	-	**56**	**180**
Mr B Schwartz	**87**	**15**	**12**	-	-	-	**33**	**147**
Total remuneration	**817**	**150**	**125**	-	-	-	**423**	**1,515**

Notes:
(i) Board fees for Mr Strong included $160,000 for his service as Chairman of the Board of Insurance Manufacturers of Australia Pty Limited ("IMA").

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

B. Non-executive Directors (continued)

4. Remuneration details (continued)

(b) Remuneration of Non-executive Directors for 2005

	Short-term benefits		Post-employment benefits		Other long-term employment benefits	Termination benefits	Share-based payment	Total
	Board fees received as cash	Committee fees	Superannuation	Retirement benefits			Board fees received as IAG Shares	
2005	$000	$000	$000	$000	$000	$000	$000	$000
Mr JA Strong[(i)]	280	-	39	-	-	-	150	469
Ms YA Allen[(ii)]	52	8	6	-	-	-	12	78
Mr JF Astbury	80	30	12	-	-	-	20	142
Mr GA Cousins	80	12	10	-	-	-	20	122
Ms DG Fisher[(iii)]	18	4	4	259	-	-	18	303
Mr ND Hamilton[(iv)]	10	19	11	-	-	-	90	130
Ms AJ Keating[(v)]	29	8	4	250	-	-	7	298
Mr RA Ross	50	30	12	-	-	-	50	142
Mr B Schwartz[(vi)]	37	6	5	-	-	-	13	61
Total remuneration	636	117	103	509	-	-	380	1,745

Notes:

(i) Board fees for Mr Strong included $130,000 for his service as Chairman of the Board of IMA.
(ii) Ms Allen was appointed to the Board on 10 November 2004.
(iii) Ms Fisher retired from the Board on 10 November 2004.
(iv) Board fees for Mr Hamilton included $7,000 for his services as Director of Mutual Community General Proprietary Limited ("MCGI"), a 51% owned controlled entity of IAG.
(v) Ms Keating retired from the Board on 10 November 2004. During the period, Board fees for Ms Keating included $4,000 for her services as Director of MCGI.
(vi) Mr Schwartz was appointed to the Board on 1 January 2005.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

B. Non-executive Directors (continued)

5. Retirement benefits

IAG decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:
(a) Any Non-executive Director of IAG who had completed five years' continuous service with the IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years' Directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries.
(b) A pro-rata retirement benefit for Non-executive Directors who have completed at least three years' service but less than five years' service at the date of their retirement, based on a specified formula.
(c) No retirement benefit to be paid to a Non-executive Director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:
(a) Non-executive Directors joining the Board from 1 September 2003 would have no retirement benefit;
(b) For each Non-executive Director as at 31 August 2003 who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and
(c) For a Non-executive Director with less than three years of service at 31 August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro-rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a Non-executive Director if they had less than three years of service as a Non-executive Director at the date of their retirement.

The following table sets out the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since then:

Name	Retirement benefit
	$000
Mr JA Strong	295
Mr JF Astbury	184
Mr GA Cousins	169
Mr ND Hamilton	248
Mr RA Ross	232

On retirement, Directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the Director's frozen retirement benefit.

No amounts have been accrued in the accounts of the IAG Group for the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since, as the Board has not exercised its discretion to pay these retirement benefits.

C. Other benefits

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former Directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual Directors and executives and the terms of contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information

D. Equity and debt instrument disclosure

1. Holding of ordinary shares

(a) The relevant interest of each key management personnel and their related parties in ordinary shares of IAG

	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes(2)	Total shares held at the end of the year	Shares held nominally at the end of the year (1)
Mr JA Strong	225,547	33,918	-	-	-	259,465	247,382
Ms YA Allen	3,437	4,522	-	-	-	7,959	7,959
Mr JF Astbury	51,772	4,522	-	-	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	-	-	-	176,211	26,211
Mr ND Hamilton	80,744	20,351	-	-	173	101,268	96,278
Mr RA Ross	154,100	11,306	-	-	-	165,406	62,849
Mr B Schwartz	3,906	6,783	-	-	-	10,689	10,689
Mr MJ Hawker	1,150,059	-	60,000	168,000	-	1,378,059	-
Mr JP Breheny	-	-	-	-	-	-	-
Mr AM Coleman	65,896	-	-	54,176	(58,020)	62,052	54,176
Mr NB Hawkins	-	-	-	-	24,332(3)	24,332	-
Mr DA Issa	-	-	-	47,675	(47,675)	-	-
Ms JS Johnson	-	-	-	5,972	-	5,972	-
Ms CF McLoughlin	-	-	-	-	-	-	-
Ms SJ Mostyn	16,083	-	68,670	45,508	-	130,261	-
Mr MJ Pirone	31,388	-	-	47,675	-	79,063	11,432
Mr J van der Schalk	-	-	-	-	-	-	-
Mr G Venardos	38,289	-	-	66,745	5,746	110,780	27,632
Executives who ceased employment during the year:							
Mr IF Brown	253,691	36,920	-	-	(2,530)	*	*
Mr RJ Jackson	7,351	-	-	-	-	*	*
Mr DRA Pearce	7,806	-	-	-	(6,738)	*	*
Mr DJP Smith	129,591	-	-	48,560	(54,511)	*	*

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares are held by the key management personnel's related parties, inclusive of domestic partner, dependents and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relate to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of appointment as executive.

* These key management personnel ceased employment during the financial year. Information on shares held only disclosed up to the date of their cessation.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report – Audited information (continued)

D. Equity and debt instrument disclosure (continued)

(b) The relevant interest of each Director and their related party in ordinary shares of IAG in accordance with the Corporations Act 2001

	For Section 205G of the Corporations Act 2001	
	Shares held directly at the end of the year(1)	Shares held indirectly at the end of the year(1) (2)
Mr JA Strong	12,083	198,819
Ms YA Allen	-	7,959
Mr JF Astbury	10,083	55,611
Mr GA Cousins	150,000	26,211
Mr ND Hamilton	4,990	96,278
Mr RA Ross	102,557	59,952
Mr B Schwartz	-	10,689
Mr MJ Hawker	1,378,059	-

(1) This represents the relevant interest of each Director in ordinary shares issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG Director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(2) These shares are held by the Director's related parties, inclusive of entities controlled, jointly controlled or significantly influenced by the Directors.

2. Holdings of reset preference shares

No key management personnel had any interest in reset preference shares at any time during the financial year.

3. Holdings of reset exchangeable securities

In respect of the relevant interest of each key management personnel in reset exchangeable securities ("RES") of IAG Finance (New Zealand) Limited , other than Mr Hawker, no other person held any RES directly or through their related party.

					For Section 205G of the Corporations Act 2001	
	RES held at the beginning of the year	Net movement of RES due to other changes	Total RES held at the end of the year	RES held nominally at the end of the year (1)	RES held directly at the end of the year(2)	RES held indirectly at the end of the year(2)
Mr MJ Hawker	1,000	-	1,000	1,000	-	1,000

(1) Nominally held RES are included in the column headed total RES held at the end of the year. These RES are indirectly held by key management personnel's related parties.

(2) This represents the relevant interest of each Director in RES issued by IAG Finance (New Zealand) Limited, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001. Trading in RES is covered by the IAG Group's Continuous Disclosure & Insider Trading Policy.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 25th day of August 2006 in accordance with a resolution of the Directors.

....
Director

....
Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited

I declare that both the Firm and I were and remain independent in accordance with professional rules and statutory requirements on auditor independence in relation to the audit for the financial year ended 30 June 2006 ("the audit").

To the best of my knowledge and belief, in relation to the audit there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 other than contraventions (relating to minor matters rectified within seven days and reported to the directors) covered by ASIC Class Order 05/910; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
25th August 2006

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

		PARENT		CONSOLIDATED	
	Notes	**2006**	2005	**2006**	2005
		$m	$m	**$m**	$m
Premium revenue	3	-	-	**6,537**	6,561
Reinsurance expense	4	-	-	**(405)**	(417)
Net premium revenue (i)		-	-	**6,132**	6,144
Claims expense	4	-	-	**(4,466)**	(4,750)
Reinsurance and other recoveries	3	-	-	**566**	660
Net claims expense (ii)	11	-	-	**(3,900)**	(4,090)
Acquisition costs	4	-	-	**(1,081)**	(1,070)
Other underwriting expenses	4	-	-	**(395)**	(377)
Fire service levies	4	-	-	**(223)**	(177)
Underwriting expenses (iii)		-	-	**(1,699)**	(1,624)
Underwriting profit (i) + (ii) + (iii)		-	-	**533**	430
Investment income on assets backing insurance liabilities	3	-	-	**329**	525
Investment expenses on assets backing insurance liabilities	4	-	-	**(19)**	(9)
Insurance profit		-	-	**843**	946
Investment income on equity holders' funds	3	**746**	585	**576**	518
Other income	3	**3**	-	**218**	179
Share of net profit of associate	3	-	-	**2**	-
Finance costs	4	**(57)**	-	**(86)**	(69)
Corporate, administration and other expenses	4	-	-	**(298)**	(289)
Net income attributable to minority interests in unitholders' funds	4	-	-	**(20)**	-
Profit before income tax		**692**	585	**1,235**	1,285
Income tax credit / (expense)	6	**10**	2	**(373)**	(357)
Profit for the year		**702**	587	**862**	928
Profit for the year attributable to:					
Equity holders of the Parent		**702**	587	**759**	811
Minority interests		-	-	**103**	117
Profit for the year		**702**	587	**862**	928

		CONSOLIDATED	
		2006	2005
		cents	cents
Basic earnings per ordinary share	8	**47.87**	**49.31**
Diluted earnings per ordinary share	8	**47.59**	**49.00**

The above income statements should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 30 JUNE 2006

	Notes	PARENT 2006	PARENT 2005	CONSOLIDATED 2006	CONSOLIDATED 2005
		$m	$m	**$m**	$m
Assets					
Cash and cash equivalents	25	**1**	1	**718**	456
Investments	15	**-**	-	**9,929**	10,370
Premium receivable		**-**	-	**1,652**	1,710
Trade and other receivables	16	**1**	-	**764**	827
Receivables from related bodies corporate	34	**160**	215	**4**	-
Current tax assets		**-**	-	**1**	4
Loans to related bodies corporate	34	**-**	5	**-**	-
Reinsurance and other recoveries receivable on outstanding claims	12	**-**	-	**908**	883
Inventories		**-**	-	**-**	2
Prepayments		**-**	-	**25**	38
Deferred levies and charges		**-**	-	**126**	105
Deferred reinsurance expense		**-**	-	**221**	194
Deferred acquisition costs	13	**-**	-	**591**	621
Deferred tax assets	17	**1**	-	**159**	131
Property, plant and equipment	18	**-**	-	**257**	259
Investment in joint ventures and associates	28	**-**	-	**74**	8
Intangible assets	19	**-**	-	**57**	31
Investment in subsidiaries	27	**4,795**	4,617	**-**	-
Goodwill	20	**-**	-	**1,486**	1,463
Total assets		**4,958**	4,838	**16,972**	17,102
Liabilities					
Trade and other payables	21	**2**	1	**743**	721
Reinsurance premiums payable		**-**	-	**166**	195
Payables to related bodies corporate	34	**84**	73	**-**	-
Restructuring provision	22	**-**	-	**10**	11
Current tax liabilities		**63**	140	**83**	193
Loans from related bodies corporate	34	**313**	184	**-**	-
Unexpired risk liability		**-**	-	**11**	-
Unearned premium liability	14	**-**	-	**3,503**	3,586
Minority interest in unitholders' funds		**-**	-	**305**	-
Lease provision		**-**	-	**21**	21
Employee benefits provision	29	**-**	-	**207**	229
Deferred tax liabilities	17	**-**	-	**40**	24
Outstanding claims liability	11	**-**	-	**6,916**	6,840
Interest-bearing liabilities	23	**547**	-	**1,296**	779
Total liabilities		**1,009**	398	**13,301**	12,599
Net assets		**3,949**	4,440	**3,671**	4,503
Equity					
Share capital	24(a)	**3,263**	3,802	**3,263**	3,802
Treasury shares held in trust	24(b)	**-**	-	**(40)**	(34)
Reserves	24(c)	**-**	-	**(6)**	7
Retained earnings	24(d)	**686**	638	**274**	142
Parent interest	24	**3,949**	4,440	**3,491**	3,917
Minority interests	24(e)	**-**	-	**180**	586
Total equity	24	**3,949**	4,440	**3,671**	4,503

The above balance sheets should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2006

	Notes	PARENT 2006 $m	PARENT 2005 $m	CONSOLIDATED 2006 $m	CONSOLIDATED 2005 $m
Income and expenses recognised directly in equity during the year, net of tax					
Actuarial gains / (losses) on defined benefit plans		-	-	**21**	(1)
Net movement in foreign currency translation reserve		-	-	**(9)**	(1)
Net movement in hedging reserve		-	-	**(5)**	-
Vesting of share based remuneration		-	-	**(1)**	-
Total net income and (expense) recognised directly in equity		-	-	**6**	(2)
Profit for the year		**702**	587	**862**	928
Total recognised income and expense for the year		**702**	587	**868**	926
Total recognised income and expense for the year attributable to:					
Equity holders of the Parent		**702**	587	**765**	809
Minority interests	24(e)	-	-	**103**	117
Total recognised income and expense for the year		**702**	587	**868**	926
Effect of changes in accounting policies made as part of the transition to AIFRS					
Income and expenses recognised directly in equity on 1 July 2005, net of tax					
Initial recognition of AIFRS adjustments directly to retained earnings at 1 July 2005, net of tax					
- Adjustment to valuation of investments		-	-	**1**	-
- Amortisation of reset preference shares transaction costs		**(6)**	-	**(6)**	-
- Accrual for distribution on reset preference shares		**(1)**	-	**(1)**	-
Initial recognition of AIFRS adjustments directly to reserves at 1 July 2005, net of tax					
- Recognition of hedging reserve, net of tax		-	-	**(5)**	-
	38	**(7)**	-	**(11)**	-
Net AIFRS adjustments at 1 July 2005 attributable to:					
Equity holders of the Parent		**(7)**	-	**(10)**	-
Minority interests		-	-	**(1)**	-
	38	**(7)**	-	**(11)**	-

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 24.

The above statements of recognised income and expense should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Notes	PARENT 2006	PARENT 2005	CONSOLIDATED 2006	CONSOLIDATED 2005
		$m	$m	$m	$m
Cash flows from operating activities					
Premium received		-	-	**6,530**	6,610
Reinsurance and other recoveries received		-	-	**589**	452
Claims costs paid		-	-	**(4,423)**	(4,179)
Reinsurance expense paid		-	-	**(434)**	(394)
Dividends received		**745**	585	**85**	93
Interest and trust distributions received		-	-	**415**	412
Finance costs paid		**(29)**	-	**(82)**	(62)
Income taxes refunded		-	-	**8**	4
Income taxes paid		**(300)**	(154)	**(497)**	(315)
Other operating receipts		**280**	-	**1,051**	1,036
Other operating payments		-	-	**(2,855)**	(2,736)
Net cash flows from operating activities	25(b)	**696**	431	**387**	921
Cash flows from investing activities					
Net cash flows on acquisition of subsidiaries	26(a)	-	-	**(92)**	(7)
Dividend received from pre-acquisition profits of subsidiary		**412**	-	-	-
Proceeds from disposal of investments and property, plant and equipment		-	-	**19,503**	19,987
Outlays for investments and property, plant and equipment acquired		**(590)**	(60)	**(18,591)**	(20,137)
Repayment of premium funding loans		-	-	**448**	375
Advances of premium funding loans		-	-	**(446)**	(414)
Net cash flows from investing activities		**(178)**	(60)	**822**	(196)
Cash flows from financing activities					
Outlays for purchase of treasury shares		-	-	**(19)**	(13)
Proceeds from issue of trust units		-	-	**1,152**	2,035
Outlays for redemption of trust units		-	-	**(1,288)**	(2,163)
Proceeds from issue of reset exchangeable securities, net of transaction costs		-	-	-	537
Outlays to acquire Portfolio (see note 1(ff))		-	-	-	(550)
Proceeds from other borrowings inclusive of costs		**129**	71	-	9
Repayment of borrowings		-	-	**(46)**	(9)
Dividends paid to IAG equity holders		**(647)**	(442)	**(647)**	(442)
Dividends paid to minority interests		-	-	**(89)**	(96)
Net cash flows from financing activities		**(518)**	(371)	**(937)**	(692)
Net movement in cash held		-	-	**272**	33
Effects of exchange rate changes on balances of cash held in foreign currencies		-	-	**(10)**	(1)
Cash and cash equivalents at the beginning of the financial year		**1**	1	**456**	424
Cash and cash equivalents at the end of the financial year	25(a)	**1**	1	**718**	456

The above cash flow statements should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Index

For ease of reference we provide here an index of the notes to the financial statements showing those relevant to the financial statements of the Consolidated entity and those relevant to the financial statements of the Parent.

Note 1. Summary of significant accounting policies

Insurance Australia Group Limited ("Company", "Parent" and "IAG") is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (referred to as "Consolidated entity" and "IAG Group").

This general purpose financial report was authorised by the Board of Directors for issue on 25 August 2006.

(a) Statement of compliance

This general purpose financial report for the year ended 30 June 2006 has been prepared in accordance with the Corporations Act 2001, Australian equivalents to International Financial Reporting Standards ("AIFRS"), other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Stock Exchange Listing Rules.

The financial reports were prepared in accordance with Australian Generally Accepted Accounting Principles ("Australian GAAP") for all periods up to and including the year ended 30 June 2005. From 1 July 2005, the financial reports are required to be prepared in accordance with AIFRS effective for the year ended 30 June 2006. The date of transition to AIFRS was 1 July 2004, which is the start of the comparative period.

Reconciliations and explanations of the impact of the transition from Australian GAAP to AIFRS on the financial position and financial performance of the Parent and the Consolidated entity are provided in note 38.

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board ("IASB"). IFRS forms the basis of AIFRS being the Australian accounting standards adopted by the Australian Accounting Standards Board. This financial report of the Parent and the Consolidated entity comply with IFRS.

The current IFRS standard for insurance contracts does not include a comprehensive set of recognition and measurement criteria. The IASB continues to work on a project to issue a standard that does include such criteria. Until the issuance of that standard, the financial reports of insurers in different countries that comply with IFRS may not be comparable in terms of the recognition and measurement of insurance contracts.

(b) Basis of preparation of the financial report

The significant accounting policies adopted in the preparation of this financial report are set out below. The accounting policies adopted in the preparation of this financial report have been consistently applied by all entities in the Consolidated entity. The policies have been applied consistently to all periods presented in the financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purposes of transition to AIFRS, except for policies relating to the standards discussed in note 1(b)(ii) for which comparatives have not been restated. These financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions noted in the financial report, with the principal exceptions for the Consolidated entity being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability and related reinsurance and other recoveries at present value.

The presentation currency used for the preparation of these financial reports is Australian dollars.

The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The assets and liabilities comprise both current amounts (expected to be recovered or settled within twelve months after the reporting date) and non-current amounts (expected to be recovered or settled more than twelve months after the reporting date). For those assets and liabilities that comprise both current and non-current amounts, information regarding the amount of the item that is expected to be outstanding longer than twelve months is included within the relevant note to the financial statements.

(i) Australian accounting standards issued but not yet effective

As at the date of this financial report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of this current reporting period. Of these, the following standards have been early adopted:

- AASB 119 Employee benefits (issued December 2004) and AASB 2004-3. These standards made available two additional options for accounting for defined benefit obligations one of which was selected by the IAG Group. Refer note 1(z).
- AASB 2005-4 restricting the use of the fair value option in AASB 139. This standard had no financial impact.

Note 1. Summary of significant accounting policies (continued)

(b) Basis of preparation of the financial report (continued)

(i) Australian accounting standards issued but not yet effective (continued)

The standards that have not been early adopted and that are relevant to current operations are:

- AASB 7 Financial Instruments: Disclosures applicable for the first time to the 30 June 2008 financial report. This standard was issued in conjunction with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7. The changes will impact only on annual financial report disclosures.
- AASB 2005-9 which deals with the treatment of financial guarantee contracts and deals with the issue where an insurance product meets the definition of an insurance contract and a financial guarantee contract. This amendment is not expected to have a significant, if any, financial impact.

(ii) First time adoption of AIFRS

This is the first annual financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements. There are several recognition and measurement differences between Australian GAAP and AIFRS. Preparation of this AIFRS compliant financial report has required amendment of certain accounting policies, changes to certain valuation methodologies, and reporting of certain information in a different manner than was the case under the previous Australian GAAP financial reports. Comparative figures have been restated to reflect these adjustments except for several exceptions noted below.

In preparing this financial report, certain elections have been made in relation to transitional provisions within AASB 1 which offer exemption from presenting comparative information or applying AIFRS retrospectively. The most significant impact arises from the exemption from presenting comparative information in accordance with AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 1023 *General Insurance Contracts*. Comparative information for financial instruments and insurance contracts has been prepared on the basis of the previous accounting policies. The differences between the accounting policies applied are provided below in notes 1(i), (n), 1(q), and 1(bb) with additional information disclosed in note 38. The AIFRS adjustments applicable for the first time from 1 July 2005 represent a change in accounting policy made in accordance with the provisions of AASB 1.

Upon transition to AIFRS the general principle is that the financial reports must be prepared as if the new standards had always been applied. However, in addition to exempting companies from the requirement to restate comparatives for particular standards, AASB 1 grants certain exemptions from the full requirements of AIFRS. The following first time adoption elections have been made:

Business combinations – The accounting treatment for business combinations transacted prior to 1 July 2004 has not been restated.
Share based payments – The AIFRS requirements have not been retrospectively applied to share based payments granted prior to 7 November 2002 and/or that vested prior to 1 January 2005.
Property, plant and equipment – The fair value of the property held as at 30 June 2004 has been used as the deemed cost of that property but the original cost has been used for plant and equipment.
Foreign currency translation reserve – The foreign currency translation reserve was not reset to zero.
Insurance contracts – Certain disclosure requirements, principally relating to the disclosure of assumptions, the sensitivities of those assumptions, and claims development tables, have not been applied to prior periods.
Fair value measurement of financial instruments – The first time adoption relief from the retrospective application of 'Day One' recognition requirements has not been applied.
Financial instruments options – Financial instruments have been designated to the various classifications available under AIFRS as follows:

- Investments - classified as "fair value through profit or loss";
- Receivables - classified as "loans and receivables"; and
- Payables and interest-bearing liabilities - classified as "amortised cost".

Note 1. Summary of significant accounting policies (continued)

(b) Basis of preparation of the financial report (continued)

(iii) Voluntary changes in accounting policies

There have been no voluntary changes in accounting policies made during the year other than those relating to the transition to AIFRS as referred to in note 1(b)(ii) and as disclosed in note 38.

(iv) Reclassifications of comparatives

Certain items have been reclassified from the Consolidated entity's prior period's financial reports to conform to the current period's presentation: capitalised transaction costs on interest-bearing liabilities previously presented as prepayments are now presented together with the liabilities (reclassification as at 30 June 2005 of $16 million); the value of the interest rate swap forming part of the hedge on the US subordinated term notes previously presented as a payable is now presented together with the liability (reclassification as at 30 June 2005 of $2 million); the net value of corporate treasury derivatives previously offset against payables is now included in trade and other receivables (reclassification as at 30 June 2005 of $3 million); reinsurance and other recoveries on paid claims previously presented together with reinsurance and other recoveries receivable on outstanding claims is now presented in trade and other receivables; reinsurance premiums payable previously included within trade and other payables is now presented separately on the balance sheet; and the value of an unlisted equity investment is now included in investment in joint ventures and associates (reclassification as at 30 June 2005 of $5 million).

(v) Rounding

Amounts in this financial report have been rounded to the nearest million dollars, unless otherwise stated. The Parent is the kind of company referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investment Commission. All rounding has been conducted in accordance with that class order.

(c) Principles of consolidation

(i) Subsidiaries

Consolidation is the incorporation of the assets and liabilities of the Parent and all subsidiaries as at the reporting date and the results of the Parent and all subsidiaries for the period then ended as if they had operated as a single entity. The balances and effects of intragroup transactions are eliminated from the consolidation. Subsidiaries are those entities controlled by the Parent. Control exists when one company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when more than half of the voting power of an entity is owned either directly or indirectly. In assessing control, potential voting rights that are exercisable or convertible are taken into account. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased.

The financial statements of all subsidiaries are prepared for consolidation for the same reporting period as the Parent, using consistent accounting policies. The financial statements of entities operating outside Australia that maintain accounting records in accordance with overseas accounting principles are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

Where a subsidiary is less than wholly-owned, the equity interests held by external parties are presented separately as minority interests on the consolidated balance sheet, except where the subsidiary is a trust or similar entity for which the core equity is presented as a liability (this is the case with the IAG Asset Management Wholesale Trusts that are subsidiaries, refer note 27) in which case the third party interest is presented separately on the consolidated balance sheet as a liability.

(ii) Associates

Associates, those entities over which significant influence is exercised and which are not intended for sale in the near future, are accounted for using equity accounting principles. Significant influence is presumed to exist where between 20 per cent and 50 per cent of the voting rights of an entity are held, but can also arise where less than 20 per cent is held through active involvement and influencing policy decisions affecting the entity. The investment in associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and is subsequently adjusted for the post-acquisition change in the investor's share of net assets of the investee (generally referred to as the equity method of accounting). The investor's share of the profit or loss of the investee is included in the profit or loss of the Consolidated entity and disclosed as a separate line in the income statement. Distributions received reduce the carrying amount of the investment and are not included as dividend revenue of the Consolidated entity. Movements in the total equity of the investee that are not recognised in the profit or loss of the investee are recognised directly in equity of the Consolidated entity and disclosed in the statement of recognised income and expense. The investments are reviewed annually for impairment.

Note 1. Summary of significant accounting policies (continued)

(c) Principles of consolidation (continued)

(ii) Associates (continued)

Where an entity either began or ceased to be an associate during the financial year, the investment is equity accounted from the date significant influence commenced, up to the date significant influence ceased.

The financial statements of associates are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

When the investor's share of losses exceeds its interest in the investee, the carrying amount of the investment is reduced to nil and recognition of further losses is discontinued except to the extent that the investor has incurred obligations or made payments, on behalf of the investee.

Significant accounting policies related to general insurance contracts

All of the general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract (a contract under which one party, the insurer, accepts significance insurance risk from another party, the policyholder, by agreeing to compensate the policyholder if a specified uncertain future event, the insured event, adversely affects the policyholder) and none of the contracts contain embedded derivatives or are required to be unbundled. Insurance contracts that meet the definition of a financial guarantee contract are accounted for as insurance contracts. This means that all of the general insurance products are accounted for in the same manner.

(d) Premium revenue

Premium revenue comprises amounts charged to policyholders (direct premiums) or other insurers (inwards reinsurance premium) for insurance contracts. Premium includes fire service levies, but excludes stamp duties and taxes collected on behalf of third parties, including the goods and services tax. Premium is recognised as earned from the date of attachment of risk (generally the date a contract is agreed to) over the period of the related insurance contracts in accordance with the pattern of the incidence of risk expected under the contracts. The pattern of the risks underwritten is generally matched by the passing of time. Premium for unclosed business (business written close to reporting date where attachment of risk is prior to reporting date and there is insufficient information to accurately identify the business) is brought to account based on previous years' experience with due allowance for any changes in the pattern of new business and renewals. The unearned portion of premium is recognised as an unearned premium liability on the balance sheet.

Premium receivable is recognised at the amount due and is normally settled between 30 days and 12 months. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Premium receivable is presented on the balance sheet net of any provision for impairment.

(e) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outwards reinsurance premium is treated as a prepayment and presented as deferred reinsurance expense on the balance sheet at the reporting date.

(f) Claims

The outstanding claims liability is measured as the central estimate of the present value of expected future payments relating to claims incurred at the reporting date with an additional risk margin to allow for the inherent uncertainty in the central estimate. The liability is measured based on the advice of/valuations performed by, or under the direction of, the Approved Actuary. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported ("IBNER"), claims incurred but not reported ("IBNR") and the anticipated direct and indirect claims handling costs. The liability is discounted to present value using a risk free rate.

Claims expense represents claim payments adjusted for the movement in the outstanding claims liability.

Note 1. Summary of significant accounting policies (continued)

(f) Claims (continued)

The estimation of the outstanding claims liability involves a number of key assumptions and is the most critical accounting estimate. All reasonable steps are taken to ensure that the information used regarding claims exposures is appropriate. However, given the uncertainty in establishing the liability, it is likely that the final outcome will be different from the original liability established. Changes in claims estimates are recognised in profit or loss in the year in which the estimates are changed.

(g) Reinsurance and other recoveries

Reinsurance and other recoveries received or receivable on paid claims and on outstanding claims liabilities (notified and not yet notified) are recognised as income. Recoveries receivable on paid claims are presented as part of trade and other debtors net of any provision for impairment based on objective evidence for individual receivables. All recoveries receivable on outstanding claims liabilities are measured as the present value of the expected future receipts calculated on the same basis as the outstanding claims liability. Reinsurance does not relieve the originating insurer of its liabilities to policyholders and is presented separately on the balance sheet.

(h) Acquisition costs

Costs associated with obtaining and recording general insurance contracts are referred to as acquisition costs. These costs include advertising expenses, commissions or brokerage paid to agents or brokers, premium collection costs, risk assessment costs and other administrative costs. Such costs are capitalised where they relate to the acquisition of new business, are presented as deferred acquisition costs, and are amortised on the same basis as the earning pattern of the premium over the period of the related insurance contracts. The balance of the deferred acquisition costs at the reporting date represents the capitalised acquisition costs relating to unearned premium.

(i) Liability adequacy test

The liability adequacy test is an assessment of the carrying amount of the unearned premium liability and is conducted at each reporting date. If current estimates of the present value of the expected future cash flows relating to future claims arising from the rights and obligations under current general insurance contracts, plus an additional risk margin to reflect the inherent uncertainty in the central estimate, exceed the unearned premium liability less related intangible assets and related deferred acquisition costs, then the unearned premium liability is deemed to be deficient. The test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and that are managed together as a single portfolio. Any deficiency arising from the test is recognised in profit or loss with the corresponding impact on the balance sheet recognised first through the write down of any related intangible assets and then the related deferred acquisition costs, with any remaining balance being recognised on the balance sheet as an unexpired risk liability.

Prior to 1 July 2005 (refer to note 38 for further details)
Prior to the introduction of the liability adequacy test with effect from 1 July 2005, a recoverability test was performed on the carrying amount of deferred acquisition costs. Deferred acquisition costs were measured at the lower of cost and recoverable amount through the conduct of a loss recognition test such that when the sum of the expected future claims and associated settlements costs, in relation to business written to the reporting date, exceeded related unearned premium, the deferred acquisition costs were written down to recoverable amount and the write down was recognised as an expense. This test was conducted at the reporting entity level. The conduct of the test did not result in a write down of deferred acquisition costs for the financial year ended 30 June 2005.

(j) Levies and charges

Levies and charges, for which the amount paid does not depend on the amounts collected, as is the case with fire service levies in Australia, are expensed on the same basis as the recognition of premium revenue. The portion relating to unearned premium is treated as a prepayment and presented as deferred levies and charges on the balance sheet. A liability for levies and charges payable is recognised on business written to the reporting date. Other levies and charges that are simply collected on behalf of third parties are not recognised as income or expense in profit or loss.

Note 1. Summary of significant accounting policies (continued)

Significant accounting policies applicable to other activities

(k) Fee based revenue

Fee based revenue is brought to account on an accruals basis being recognised as revenue on a straight line basis in accordance with the passage of time as the services are provided.

(l) Leases

All leases entered into are operating leases, where the lessor retains substantially all the risks and benefits of ownership of the leased items. The majority of the lease arrangements are entered into as lessee for which the lease payments are recognised as an expense on a straight line basis over the term of the lease. Certain sub-lease arrangements are entered into as the lessor for which the lease payments are recognised as revenue on a straight line basis over the term of the lease.

Lease incentives relating to the agreement of a new or renewed operating lease are recognised as an integral part of the net consideration agreed for the use of the leased asset. Operating lease incentives received are initially recognised as a liability, are presented as trade and other payables, and are subsequently reduced through recognition in profit or loss as an integral part of the total lease expense (lease payments are allocated between rental expense and reduction of the liability) on a straight line basis over the period of the lease.

(m) Taxation

(i) Income tax

Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates for each jurisdiction, and any adjustment to tax payable in respect of previous financial periods. Deferred tax expense is the change in deferred tax assets and liabilities between the reporting periods.

Deferred tax assets and liabilities are recognised using the balance sheet method for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except in the following circumstances when no deferred tax asset or liability is recognised:

- temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss;
- temporary differences between the carrying amount and tax bases of investments in subsidiaries where it is probable that the differences will not reverse in the foreseeable future; and
- temporary differences relating to goodwill that is not deductible for tax purposes.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

(ii) Tax consolidation

The Parent and its Australian resident wholly-owned subsidiaries adopted the tax consolidation legislation with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The Parent entity is the head entity within the tax-consolidated group.

Note 1. Summary of significant accounting policies (continued)

(m) Taxation (continued)

(ii) Tax consolidation (continued)

Current tax expense / income and deferred tax assets and liabilities arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts receivable / (payable) from / (to) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by IAG as an equity contribution or distribution.

IAG recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group with respect to tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability / (asset) assumed by the head entity and any tax loss deferred tax assets (associated with tax losses of the wholly-owned subsidiaries) assumed by the head entity. This results in the head entity recognising an intercompany receivable / (payable) equal in amount to the tax liability / (asset) assumed. The intercompany amount receivable / (payable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities of the tax-consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(iii) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables on the balance sheet. Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(n) Investments

Investments comprise assets held to back insurance liabilities (also referred to as technical reserves) and assets that represent equity holders' funds. Segregated portfolios are maintained for those assets. All investments are managed and performance evaluated on a fair value basis for both external and internal reporting purposes in accordance with a documented risk management strategy.

All investments are designated as fair value through profit or loss upon initial recognition. They are initially recorded at fair value (being the cost of acquisition excluding transaction costs) and are subsequently remeasured to fair value at each reporting date. Changes in the fair value from the previous reporting date (or cost of acquisition excluding transaction costs if acquired during the financial period) are recognised as realised or unrealised investment gains or losses in profit or loss. Purchases and sales of investments are recognised on a trade date basis, being the date on which a commitment is made to purchase or sell the asset. Transaction costs for purchases of investments are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for investments that represent equity holders' funds. Investments are derecognised when the rights to receive future cash flows from the assets have expired, or have been transferred, and substantially all the risks and rewards of ownership have transferred.

Note 1. Summary of significant accounting policies (continued)

(n) Investments (continued)

For securities listed in an active market, fair value is determined by reference to published bid price quotations. For unlisted securities, and for securities listed in a market that is not active, fair value is determined using valuation techniques based on current economic conditions and with reference to observable market data. For trust securities this generally means using the redemption price provided by the trustee. The most common valuation technique used for other unlisted investments is reference to the fair values of recent arm's length transactions involving the same instruments or other instruments that are substantially the same. An alternative valuation technique that is used for a small number of investments is discounted cash flow analysis.

Investment revenue, comprising dividends, trust distributions and interest, is brought to account on an accruals basis. Revenue on investment in equity securities and property trusts is deemed to accrue on the date the dividends/distributions are declared, which for listed equity securities is deemed to be the ex-dividend date. Dividend revenue from Australian equities is received net of any franking credits.

Prior to 1 July 2005 (refer to note 38 for further details)
Prior to 1 July 2005, all investments were initially recorded at fair value (being the cost of acquisition including transaction costs) and were subsequently remeasured to net market value (fair value less anticipated disposal costs) at each reporting date. Changes in the net market value from the previous reporting date (or cost of acquisition, if acquired during the financial period) were recognised as unrealised investments gains or losses in profit or loss. This included all derivatives used in relation to investment activities. Market values were determined using last sale price information.

(o) Investment in subsidiaries

Investment in subsidiaries is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and are subsequently carried in the Parent's financial statements at the lower of cost and recoverable amount. Costs incurred in investigating and evaluating an acquisition up to the point of formal commitment to an acquisition are expensed as incurred. Income from these investments, comprising dividends and trust distributions, are brought to account on an accruals basis. Dividend revenue is accrued on the date the dividends are declared.

(p) Investment in joint ventures and associates

Investment in joint ventures and associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) by the entity holding the ownership interest, including attributed goodwill, and is subsequently carried in the entity's financial statements at the lower of cost and recoverable amount.

(q) Derivatives

A variety of derivatives are used for the sole purpose of managing risk exposures. Derivatives are not held for speculative purposes.

Derivatives are initially recognised at fair value (generally the transaction price; the fair value of the consideration given or received) on the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. Fair value is generally determined using the current bid price for derivatives presented as assets and the current ask price for derivatives presented as liabilities. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Transaction costs for purchases of derivatives are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for assets representing equity holders' funds.

(i) Investment operations

All of the derivatives managed in conjunction with the investment operations are recognised on the balance sheet (presented together with the underlying investments) at fair value with movements in fair value being recognised as part of investment income in profit or loss. The fair value is determined by reference to current market quotes or generally accepted valuation principles. None of the derivatives are designated for hedge accounting. This matches the accounting for the derivatives with the accounting for the underlying investments.

Note 1. Summary of significant accounting policies (continued)

(q) Derivatives (continued)

(ii) Corporate treasury operations

Derivatives are used to hedge exposure to foreign currency and interest rate movements in relation to corporate treasury transactions, including borrowings. While there are a number of economic hedges in place, only a small number of these transactions have been selected for hedge accounting. Where hedge accounting is not applied the derivative and the hedged item are recognised and measured independently as if there was no hedging relationship with the derivative being recognised on the balance sheet at fair value with movements in fair value being recognised in profit or loss. The derivatives are classified as assets and presented as receivables when the fair value is positive, or as liabilities and presented as payables when the fair value is negative, except for cross currency swaps relating to borrowings, which are presented together with the borrowings.

The most commonly used derivative for which hedge accounting is not applied are forward foreign exchange contracts which are entered into to hedge foreign currency exposures recognised on the balance sheet. The forward foreign exchange contracts are recognised on the balance sheet at fair value being the net amounts receivable or payable under the contracts and the associated deferred gains or losses. When recognised, the net receivables or payables are translated using the foreign currency exchange rate current at reporting date.

(iii) Hedge accounting

Where derivatives are designated for hedge accounting, they are classified as either: (i) hedge of the change in fair value of recognised assets or liabilities or firm commitments ("fair value hedge"); (ii) hedge of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ("cash flow hedge"); (iii) hedge of a net investment in a foreign operation ("net investment hedge"). Hedge accounting may be applied to derivatives designated as hedging instruments provided certain criteria are met. Certain transactions have been designated as either a cash flow hedge or a net investment hedge.

To qualify for hedge accounting, at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) in the range of 80 per cent to 125 per cent must also be demonstrated on an ongoing basis. At the inception of a hedging relationship, the relationship between the hedging instruments and hedged items is documented, as well as the risk management objective and strategy for undertaking the hedge.

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in reserves as part of equity. Any gain or loss relating to an ineffective portion is immediately recognised in profit or loss.

When the forecast transaction that is hedged results in the recognition of a financial asset or a financial liability, the associated gains and losses that had been deferred in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. When the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that had been deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

More specifically, derivatives are used to hedge a forecast acquisition of a business only when the derivative is expected to reduce exposure to the risks being hedged, is designated prospectively so that it is clear when a forecast transaction has or has not occurred, and it is probable the forecast transaction will occur. Hedge accounting is applied where such hedges meet the hedge accounting requirements. Gains or losses on the derivative arising up to the date of the forecast transaction, together with any costs arising at the time of entering into the derivative, are deferred and included in the measurement of the transaction (typically cost of acquisition of a business). Any gains or losses on the derivative after the transaction date are recognised in profit or loss. If the transaction does not occur as anticipated, the costs are immediately expensed.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity while the gain or loss relating to the ineffective portion is immediately recognised in profit or loss. Gains and losses accumulated in the equity reserve are recognised in profit or loss upon the disposal of the foreign operation.

Prior to 1 July 2005 (refer to note 38 for further details)
Prior to 1 July 2005 instruments subject to hedge accounting under AIFRS were accounted for on an accruals basis under Australian GAAP.

Note 1. Summary of significant accounting policies (continued)

(r) Trade and other receivables

Trade and other receivables are stated at the amounts to be received in the future and are presented net of any provision for impairment. The recoverability of debts is assessed on an ongoing basis and provision for impairment is made based on objective evidence and having regard to past default experience. The impairment charge is recognised in profit or loss. Debts which are known to be uncollectible are written off.

(s) Property, plant and equipment

Property, plant and equipment is initially recorded at cost which is the fair value of consideration provided plus incidental costs directly attributable to the acquisition (for land and buildings held as at 30 June 2004, the fair value at that date is used as the deemed cost as allowed upon first time adoption of AIFRS). The cost of plant and equipment that is located on certain leased premises is increased by the present value of the estimated future cost for dismantling and removing the items when the relevant alterations are made to the premises. All items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment charges. Items other than land are depreciated using the straight line method at rates based on the expected useful lives of the assets taking into account estimated residual values. Depreciation rates and residual values are reviewed annually and any changes are accounted for prospectively. The depreciation rates used currently for each class of asset are as follows:

- Buildings 2% - 5%
- Motor vehicles 12.5% - 20%
- Other plant and equipment 6.67% - 40%

The carrying amount of each class of property, plant and equipment is reviewed each reporting date by determining whether there is an indication that the carrying value of a class may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been an indication that the loss may no longer exist and / or a change in the estimates used to determine the recoverable amount.

The net gain or loss on disposal of items of property, plant and equipment is recognised in profit or loss and is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal including transaction costs and other expenses associated with the disposal.

(t) Intangible assets

(i) Acquired intangible assets

Acquired intangible assets are initially recorded at their cost at the date of acquisition being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Intangible assets with finite useful lives are amortised on a straight line basis over the estimated useful lives of the assets being the period in which the related benefits are expected to be realised (shorter of legal duration and expected economic life). Amortisation rates and residual values are reviewed annually and any changes are accounted for prospectively. The amortisation rates used currently for each class of asset are as follows:

- Contractual arrangements 10% - 20%
- Other intangible assets 20%

The carrying amount of intangible assets with finite useful lives is reviewed each reporting date by determining whether there is an indication that the carrying value may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. Where the recoverable amount is determined by the value in use, the projected net cash flows are discounted using a pre-tax discount rate. For assets with indefinite useful lives, the recoverability of the carrying value of the assets is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been a change in the estimates used to determine the recoverable amount.

Note 1. Summary of significant accounting policies (continued)

(t) Intangible assets (continued)

(ii) Software development expenditure

Software development expenditure that meets the criteria for recognition as an intangible asset is capitalised on the balance sheet and amortised over its expected useful life, subject to impairment testing. Costs incurred in researching and evaluating a project up to the point of formal commitment to a project are treated as research costs and are expensed as incurred. Only software development projects with total budgeted expenditure of more than $2 million are considered for capitalisation. Smaller projects and other costs are treated as maintenance costs, being an ongoing part of maintaining effective computer systems, and are expensed as incurred.

All such capitalised costs are deemed to have an expected useful life of 3 years unless it can be clearly demonstrated for a specific project that the net benefits are to be generated over a longer period. The capitalised costs are amortised on a straight line basis over the period following completion of a project or implementation of part of a project. The recoverability of the carrying amount of the asset is assessed in the same manner as for acquired intangible assets with finite useful lives.

(u) Goodwill

Business combinations are accounted for using the acquisition method. Business combinations occur when control is obtained over an entity or business. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the net identifiable assets and contingent liabilities acquired and is presented net of any impairment charges. If the cost of acquisition is less than the fair value of the net identifiable assets and contingent liabilities acquired, the difference is recognised immediately in profit. Goodwill arising on acquisitions dated prior to 1 July 2004 has been carried forward on the basis of its deemed cost being the net carrying amount as at 1 July 2004 measured in accordance with the accounting standards relevant at that time (refer to note 38 for further details).

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of exchange. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the initial accounting for a business combination is determined only provisionally by the first reporting date after acquisition date, the business combination is accounted for using those provisional values. Any subsequent adjustments to those provisional values are recognised within twelve months of the acquisition date and are applied effective from the acquisition date.

Where a business combination is achieved in stages (commonly referred to as a step acquisition), each exchange transaction is treated separately, using the cost of the transaction and the fair value information at the date of each exchange transaction, to determine the amount of any goodwill associated with that transaction. Before qualifying as a business combination, a transaction may qualify as an investment in an associate (refer note 1(c)). With investments in joint ventures and associates, where control is not obtained, the goodwill is included in the carrying amount of the investment in the joint venture and associate, rather than being presented as a separate asset.

Goodwill is allocated to cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) for the purpose of impairment testing, principally based on how goodwill is monitored by management. The recoverability of the carrying value of the goodwill allocated to each cash generating unit is tested for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired, by determining the present value (using a pre-tax discount rate that reflects the current market assessments of the risks specific to the cash generating unit) of projected net cash flows based on the five year business plans approved by management. Net cash flows beyond the five year period are extrapolated based on growth rates relevant to the asset / business which are consistent with long-term industry averages. Where the carrying value exceeds the recoverable amount, an impairment charge is recognised in profit or loss and cannot subsequently be reversed.

At the date of disposal of a business, attributed goodwill is included in the share of net assets used in the calculation of the gain or loss on disposal.

Acquisitions and disposals (where control is retained) of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost of the minority interest and the carrying amount of the minority interest is recognised as an increase or decrease in equity.

Note 1. Summary of significant accounting policies (continued)

(v) Trade and other payables

Trade and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received.

(w) Restructuring provision

A restructuring provision is recognised for the expected costs associated with restructuring where there is a detailed formal plan for restructure and a demonstrated commitment to that plan. The provision is based on the direct expenditure to be incurred which is both directly and necessarily caused by the restructuring, including termination benefits, decommissioning of information technology systems and exiting surplus premises, and does not include costs associated with on-going activities. The adequacy of the provision is reviewed regularly and adjusted if required. Revisions in the estimated amount of a restructuring provision are reported in the period in which the revision in the estimate occurs. The provision is discounted using a pre-tax discount rate where the effect of the time value of money is material.

(x) Lease provision

Certain of the operating leases for property require that the land and / or building be returned to the lessor in its original condition, however, the related operating lease payments do not include an element for the cost this will involve. The present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises. The costs are capitalised as part of the cost of plant and equipment and then depreciated over the useful lives of the assets (refer note 1(s)).

(y) Onerous contracts provision

A provision is recognised for onerous contracts when the expected benefits to be derived from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

(z) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave

A liability for long service leave is recognised as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as expected future salary increases, experience of employee departures and period of service, are incorporated in the measurement.

(iii) Share based incentive arrangements

Share based remuneration is provided in different forms to eligible employees and IAG directors. All of the arrangements are equity settled share based payments. The fair value at grant date (the date at which the employer and the employee have a shared understanding of the terms and conditions of the arrangement) is determined for each equity settled share based payment using a valuation model which excludes the impact of any non-market vesting conditions. This fair value does not change over the life of the instrument. At each reporting date during the vesting period (the period during which related employment services are provided), and upon the final vesting or expiry of the equity instruments, the total accumulated expense is revised based on the fair value at grant date and the latest estimate of the number of equity instruments that are expected to vest based on non-market vesting conditions only (vesting conditions other than employee turnover are excluded), and taking into account the expired portion of the vesting period. Changes in the total accumulated expense from the previous reporting date are recognised in profit or loss with a corresponding movement in an equity reserve. Upon exercise of the relevant instruments, the balance of the share based remuneration reserve relating to those instruments is transferred within equity.

Note 1. Summary of significant accounting policies (continued)

(z) Employee benefits (continued)

(iii) Share based incentive arrangements (continued)

The different treatment of market and non-market vesting conditions means that if an equity instrument does not vest because a participant ceases relevant employment then the accumulated expense charged in relation to that participant is reversed, but if an equity instrument does not vest only because a market condition is not met, the expense is not reversed (this is relevant only to the Performance Award Rights Plan).

Arrangements granted prior to 7 November 2002 (refer to note 38 for further details)
The AIFRS expense treatment has not been retrospectively applied to share based payments granted prior to 7 November 2002 and / or that vested prior to 1 January 2005 as permitted under the transitional provisions for first time adoption of AIFRS. This principally means that the new requirements have not been applied to the Performance Share Rights Plan.

To satisfy obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. Previously under Australian GAAP the cost of acquiring the shares was recorded as a prepayment and then expensed in full, generally over the period during which the employees provided related services.

(iv) Superannuation

Contributions are made to various superannuation plans, both defined contribution and defined benefit plans, in accordance with their governing rules and, for defined benefit superannuation plans, recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities over the longer term.

For defined contribution plans, obligations for contributions are recognised in profit or loss as they become payable. For defined benefit plans, the net financial position of the plans is recognised on the balance sheet and the movement in the net financial position is recognised in profit or loss, except for actuarial gains and losses (experience adjustments and changes in actuarial assumptions), which are recognised directly in retained earnings.

(aa) Provision for dividends

Provision for dividends is made in respect of all types of share capital where the dividends are declared on or before the reporting date but have not yet been distributed at that date.

(bb) Interest-bearing liabilities and finance costs

Interest-bearing liabilities are initially recognised at fair value less transaction costs that are directly attributable to the transaction. After initial recognition the liabilities are carried at amortised cost using the effective interest method.

Finance costs include interest, which is accrued at the contracted rate and included in payables, amortisation of transaction costs which are capitalised, presented together with the borrowings, and amortised over the life of the borrowings or a shorter period if appropriate, and amortisation of discounts or premiums (the difference between the original proceeds, net of transaction costs, and the settlement or redemption value of borrowings) over the term of the liabilities. Where interest payments are hedged, they are recognised as finance costs net of any effect of the hedge.

Prior to 1 July 2005 (refer to note 38 for further details)
Prior to 1 July 2005, the reset preference shares, now presented as interest-bearing liabilities, were treated as equity and formed part of share capital. The transaction costs associated with the capital raising were recognised directly in equity as a reduction in the proceeds of the instruments. The distributions, now treated as interest, were treated as dividends and so recognised only when declared.

Note 1. Summary of significant accounting policies (continued)

(cc) Foreign currency

(i) Functional and presentation currency

Items included in the financial records of each of the entities within the Consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). For nearly all entities, this is the local currency of the country in which it operates. The financial statements are presented in Australian dollars, which is the functional and presentation currency of the Parent and the presentation currency of the Consolidated entity.

(ii) Translation of foreign currency transactions

Foreign currency transactions are translated into the functional currency for each of the entities within the Consolidated entity using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at reporting date, are translated to Australian dollars using reporting date exchange rates. Resulting exchange differences are recognised in profit or loss except for those relating to foreign operations and hedging transactions as per (iii) and (iv) below.

(iii) Translation of the financial results of foreign operations

The financial position and performance of foreign operations with a functional currency other than Australian dollars are translated into the presentation currency for inclusion in the consolidated financial statements. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. Items from the income statement are translated using weighted average rates for the reporting period. Exchange differences arising from the translations are recorded directly in equity in the foreign currency translation reserve. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences deferred in the foreign currency translation reserve relating to that foreign operation is recognised in profit or loss.

(iv) Hedge transactions

Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(q)(iii) for details of the relevant accounting policies.

(dd) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of shares of the Parent on issue during the reporting period, net of treasury shares held in trust.

(ii) Diluted earnings per share

Diluted earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent used in the calculation of basic earnings per share, adjusted for relevant costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(ee) Treasury shares held in trust

Ordinary shares of IAG that are controlled for accounting purposes by share based remuneration trusts that are subsidiaries of the Consolidated entity, are presented on the balance sheet as treasury shares held in trust. The shares are measured at cost (total amount paid to acquire the shares including directly attributable costs), and are presented as a deduction from equity until they are otherwise dealt with. No gain or loss is recognised in profit or loss on the sale, cancellation or reissue of the shares. The shares are derecognised as treasury shares held in trust when the shares vest or are released to the participant.

Note 1. Summary of significant accounting policies (continued)

(ff) Reset exchangeable securities

Reset exchangeable securities ("RES") were initially measured at fair value (which was equivalent to the face value) less transaction costs incurred in issuing the securities. On the balance sheet, the RES liability is offset against the investments purchased ("Portfolio") from the proceeds of RES, as there is a legal right of set-off and it is the intention that the Portfolio and the RES liability would be settled simultaneously. Transaction costs are capitalised, presented together with interest-bearing liabilities, and are amortised over five years from the date of issue. Interest expense on the RES is brought to account on an accruals basis and payable quarterly subject to the terms of issue. The interest expense on the RES is offset against the interest income generated from the Portfolio in the income statement.

Note 2. Critical accounting estimates and judgements

In the process of applying the significant accounting policies, certain critical accounting estimates and assumptions are used, and certain judgements are made.

The estimates and related assumptions are based on experience and other factors that are considered to be reasonable, the results of which form the basis for judgements about the carrying values of assets and liabilities. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and the future periods if relevant.

The areas where the estimates and assumptions involve a high degree of judgment or complexity and are considered significant to the financial statements, listed together with reference to the notes to the financial statements where more information is provided, are:

- Insurance contracts related:
  - Claims, refer note 11;
  - Reinsurance and other recoveries on outstanding claims, refer note 12;
  - Liability adequacy test, refer note 14(b);

  There are other amounts relating to insurance contracts that are based on allocation methodologies supported by assumptions (eg deferred acquisition costs; which costs in the shared services model (refer note 4) are related to the acquisition of general insurance contracts and so eligible for deferral). The estimates relate to past events, do not incorporate forward looking considerations, and do not change from year to year.

- Other
  - Goodwill and intangible assets impairment testing, refer notes 19 and 20;
  - Share based remuneration, refer note 30; and
  - Defined benefit superannuation arrangements, refer note 31.

The accounting judgements made during the year that did not involve estimations, including determination of the existence of control when entities are not wholly-owned and the classification of leases as either operating or finance leases, are considered to have had no significant impact on the amounts recognised in the financial report (2005 – none).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 3. Analysis of income				
(a) General insurance revenue				
Direct gross written premium	-	-	6,434	6,674
Movement in unearned premium liability	-	-	102	(112)
Direct premium revenue	-	-	6,536	6,562
Inwards reinsurance premium revenue	-	-	1	(1)
Premium revenue	-	-	6,537	6,561
Reinsurance and other recoveries revenue	-	-	566	660
Total general insurance revenue	-	-	7,103	7,221
(b) Investment income				
Dividend revenue	745	585	87	96
Interest revenue	-	-	375	394
Trust revenue	-	-	33	15
Total investment revenue	745	585	495	505
Changes in net fair values of investments				
- Realised net gains and (losses)	1	-	162	205
- Unrealised net gains and (losses)	-	-	248	333
Total investment income	746	585	905	1,043
Represented by:				
Investment income on assets backing insurance liabilities	-	-	329	525
Investment income on equity holders' funds	746	585	576	518
	746	585	905	1,043
(c) Other income				
Fee based revenue	-	-	218	178
Other revenue	3	-	-	-
Net gain on disposal of property, plant and equipment	-	-	-	1
Total other income	3	-	218	179
(d) Share of net profit of associate	-	-	2	-
Total income	749	585	8,228	8,443

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 4. Analysis of expenses				
(a) Expenses as presented in the income statement				
Reinsurance expense	-	-	405	417
Claims expense	-	-	4,466	4,750
Acquisition costs	-	-	1,081	1,070
Other underwriting expenses	-	-	395	377
Fire service levies	-	-	223	177
Investment expenses on assets backing insurance liabilities	-	-	19	9
Finance costs	57	-	86	69
Net income attributable to minority interests in unitholders' funds*	-	-	20	-
Corporate, administration and other expenses	-	-	298	289
Total expenses	57	-	6,993	7,158

* This item has been treated differently in the current reporting period following the election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 38 for further details.

	PARENT		CONSOLIDATED	
	2006	2005	2006	2005
(b) Analysis of expenses by function				
General insurance business expenses	-	-	6,570	6,791
Corporate and administration expenses	57	-	423	367
Total expenses	57	-	6,993	7,158

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Note 4. Analysis of expenses (continued)				
(c) Other items				
Disclosure of the following items is considered relevant in explaining the results for the year:				
Insurance protection tax levied by the NSW State Government	-	-	**21**	20
Depreciation and amortisation				
- Property, plant and equipment (refer note 18)	-	-	**47**	43
- Capitalised software development expenditure	-	-	**6**	-
- Acquired intangibles	-	-	**8**	13
	-	-	**61**	56
Impairment charges (note (i))				
- Trade and other receivables	-	-	**1**	1
	-	-	**1**	1
Employee benefits				
- Defined contribution superannuation	-	-	**78**	78
- Defined benefit superannuation	-	-	**7**	2
- Share based remuneration	-	-	**19**	7
- Salaries and other employee benefits expense	-	-	**926**	831
	-	-	**1,030**	918
Transfers to provisions charged to profit or loss				
- Restructuring provision	-	-	**11**	12
	-	-	**11**	12
Finance costs				
- Reset preference share distributions paid/payable	**29**	-	**29**	-
- Subordinated term notes interest paid/payable	-	-	**53**	54
- Reset exchangeable securities	-	-	-	12
- Amortisation of capitalised transaction costs	**2**	-	**4**	3
- Loans from controlled entity/related bodies corporate	**26**	-	-	-
	57	-	**86**	69
Other				
- Net loss on disposal of property, plant and equipment	-	-	**4**	-
- Operating lease payments	-	-	**182**	191
- Software research and development costs expensed	-	-	**26**	38
- Net foreign exchange losses / (gains)	-	-	**34**	27
- Liability adequacy test deficiency	-	-	**11**	-

The IAG Group operates a shared services model with the use of dedicated units and entities to provide services throughout the IAG Group. The costs incurred by business units and entities directly, together with internal charges between them, are allocated to the various operating functions and so feed through to relevant lines in the income statement. For example, the Consolidated entity incurs expenses in meeting the superannuation contribution obligations for employees involved in a wide range of functions including sales and marketing, underwriting, and claims management. Hence the superannuation expense is allocated across the lines in the income statement based on the areas for which these employees provide services.

Note:
(i) There were no impairment charges for goodwill, intangible assets and property, plant and equipment for the year ended 30 June 2006 (2005 – none).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED 2006	2005
	$000	$000
Note 5. Remuneration of auditors		
(a) KPMG Australia		
(i) Assurance services		
Audit of the financial statements prepared for the parent and subsidiaries	**4,598**	3,113
Audit of statutory returns in accordance with regulatory requirements	**667**	792
Other assurance services	**1,702**	2,447
	6,967	6,352
(ii) Advisory services		
Taxation services	**287**	563
Due diligence in relation to potential acquisitions outside Australia	**1,627**	2,016
Due diligence in relation to capital raising (RES transaction)	**-**	332
Due diligence and other services on other acquisitions, divestment and capital transactions	**-**	442
Other	**126**	39
	2,040	3,392
(b) Overseas related practices of KPMG Australia		
(i) Assurance services		
Audit of the financial statements prepared for subsidiaries	**574**	498
Audit of statutory returns in accordance with regulatory requirements	**4**	-
Other assurance services	**79**	25
	657	523
(ii) Advisory services	**83**	39
Total remuneration of auditors	**9,747**	10,306

It is IAG Group policy that KPMG may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by a regulator such as the Australian Prudential Regulation Authority. KPMG may not provide services that are perceived to be materially in conflict with the role of auditor. It is IAG Group policy to contract KPMG on assignments additional to their statutory audit and assurance duties where KPMG's expertise and experience with the IAG Group are important. The total fees for such services cannot exceed the audit fees without the approval of the IAG Audit Committee and KPMG can be contracted only in relation to reviewing financial information and not in its preparation. The Board is of the opinion that audit independence was not impaired during the current financial year as a result of the provision of these services.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Note 6. Income tax				
(a) Income tax expense				
Current tax	**(9)**	(2)	**375**	310
Deferred tax	**(1)**	-	**(10)**	51
(Over) / under provided in prior years	**-**	-	**8**	(4)
Income tax (credit) / expense	**(10)**	(2)	**373**	357
Deferred income tax expense / (credit) included in income tax comprises:				
(Increase) / decrease in deferred tax asset	**(1)**	-	**(5)**	(29)
Increase / (decrease) in deferred tax liability	**-**	-	**(5)**	80
	(1)	-	**(10)**	51
(b) Income tax reconciliation				
The income tax for the financial year differs from the amount calculated on the profit before income tax. The differences are reconciled as follows:				
Profit for the year before income tax	**692**	585	**1,235**	1,285
Income tax calculated at 30% (2005 – 30%)	**208**	176	**371**	386
Tax effect of permanent differences:				
Rebateable dividends	**(223)**	(176)	**(19)**	(22)
Capital profits / (losses) not subject to income tax	**-**	-	**3**	(4)
Other non-deductible items	**9**	-	**13**	3
Other	**(4)**	(2)	**(3)**	(2)
Income tax (credit) / expense applicable to current year	**(10)**	(2)	**365**	361
Adjustment relating to prior year	**-**	-	**8**	-
Income tax (credit) / expense attributable to profit for the year before impact of tax consolidation	**(10)**	(2)	**373**	361
Effect of resetting tax values on entering tax consolidation	**-**	-	**-**	(4)
Income tax (credit) / expense attributable to profit for the year after impact of tax consolidation	**(10)**	(2)	**373**	357

(c) Tax consolidation

Effective 1 July 2002, the Company became the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries and the requirements of the relevant accounting standards have been applied.

Note 7. Segment reporting

(a) Primary reporting – business segments

The Parent is a non-operating holding company operating only in Australia.

The Consolidated entity operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from the underwriting of Australian personal, Australian commercial and international insurance businesses and these form separate reportable segments. The reportable segments comprise the following businesses (each insurance product is predominantly short-tail in duration except where noted):

- Australian personal insurance – The Australian personal insurance business develops and underwrites personal insurance products (through direct and indirect distribution channels), and manages claims and assessing services. Insurance products include motor vehicle, home and contents, compulsory third party (long-tail), consumer credit, and niche insurance products such as pleasure craft, veteran and classic car, boat, caravan, and travel insurance;
- Australian commercial insurance – The Australian commercial insurance business develops and underwrites insurance for businesses. Insurance products include commercial property, commercial motor and fleet motor, construction and engineering, farm, crop and livestock, home warranty, marine, public and product liability (long-tail), professional indemnity (long-tail), directors and officers (long-tail), and workers' compensation (long-tail);
- International insurance - comprises all direct insurance business underwritten outside Australia through foreign subsidiaries in New Zealand and Thailand and an associate in Malaysia, and the operations of the captive reinsurer;
- Corporate and investments – comprises other activities, including corporate services, investment management and investment of the Consolidated entity's equity holders' funds.

The net outstanding claims liability for each segment includes an allocation of the diversification benefit incorporated into the risk margin relating to the combination of the segments at the Consolidated entity level. Depreciation expense is allocated to different business segments as management fees from the Corporate segment and so all depreciation relating to property, plant and equipment is treated as part of the Corporate segment.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 7. Segment reporting (continued)

(a) Primary reporting – business segments (continued)

	Australian Personal insurance 2006	Australian Commercial insurance 2006	International insurance 2006	Corporate and investments 2006	Inter-segment elimination 2006	Total 2006
	$m	$m	$m	$m	$m	$m
External revenue	4,340	2,071	1,167	650	-	8,228
Intersegment revenue	-	-	240	-	(240)	-
Total revenue	4,340	2,071	1,407	650	(240)	8,228
Underwriting profit	287	235	11	-	-	533
Investment income net of investment fees – technical reserves	193	81	36	-	-	310
Insurance profit	480	316	47	-	-	843
Investment income net of investment fees – equity holders' funds	-	-	-	537	-	537
Share of net profit of associates	-	-	2	-	-	2
Other net operating result	-	8	(7)	(148)	-	(147)
Profit before income tax	480	324	42	389	-	1,235
Income tax expense						(373)
Profit for the year						862
Segment assets	5,951	3,702	777	6,542	-	16,972
Unallocated assets						-
Total assets						16,972
Segment liabilities	5,951	3,702	777	2,871	-	13,301
Unallocated liabilities						-
Total liabilities						13,301
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	158	-	158
Depreciation expense	20	13	5	9	-	47
Amortisation of acquired intangibles	-	-	-	8	-	8
Total depreciation and amortisation expense	20	13	5	17	-	55
Other non-cash expenses	45	25	9	9	-	88

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 7. Segment reporting (continued)

(a) Primary reporting – business segments (continued)

	Australian Personal insurance 2005	Australian Commercial insurance 2005	International insurance 2005	Corporate and investments 2005	Inter-segment elimination 2005	Total 2005
	$m	$m	$m	$m	$m	$m
External revenue	4,552	2,102	1,193	596	-	8,443
Intersegment revenue	-	-	267	-	(267)	-
Total revenue	4,552	2,102	1,460	596	(267)	8,443
Underwriting profit	271	33	126	-	-	430
Investment income net of investment fees – technical reserves	303	179	34	-	-	516
Insurance profit	574	212	160	-	-	946
Investment income net of investment fees – equity holders' funds	-	-	-	500	-	500
Other net operating result	-	(14)	(5)	(142)	-	(161)
Profit before income tax	574	198	155	358	-	1,285
Income tax expense						(357)
Profit for the year						928
Segment assets	5,992	3,755	679	6,676	-	17,102
Unallocated assets						-
Total assets						17,102
Segment liabilities	5,992	3,755	679	2,173	-	12,599
Unallocated liabilities						-
Total liabilities						12,599
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	109	-	109
Depreciation expense	17	11	8	7	-	43
Amortisation of acquired intangibles	-	-	-	13	-	13
Total depreciation and amortisation expense	17	11	8	20	-	56
Other non-cash expenses	73	73	9	5	-	160

Note 7. Segment reporting (continued)

(b) Secondary reporting – geographical segments

The Consolidated entity operates mainly in the Australian and New Zealand general insurance industry. In the Australian market the operations cover all states and territories. Australia and International (primarily New Zealand) markets are separate reportable geographical segments. There have been changes in the composition of the international geographic segment during the financial year (refer note 26).

	Australia		**International**		**Inter-segment elimination**		**Total**	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
External revenue	**6,928**	7,196	**1,300**	1,247	**-**	-	**8,228**	8,443
Segment assets	**15,649**	15,791	**2,929**	2,187	**(1,606)**	(876)	**16,972**	17,102
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**71**	93	**87**	16	**-**	-	**158**	109

	CONSOLIDATED 2006 cents	2005 cents
Note 8. Earnings per share		
(a) Ordinary shares		
Basic earnings per ordinary share [i]	**47.87**	49.31
Diluted earnings per ordinary share	**47.59**	49.00

[i] The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the year ended 30 June 2006 would be reduced to 47.60 cents (2005 – 49.07 cents).

	2006 $m	2005 $m
(i) Reconciliation of earnings used in calculating earnings per share		
Profit for the year	**862**	928
Profit attributable to minority interests	**(103)**	(117)
Profit attributable to equity holders of the Parent	**759**	811
Profit attributable to reset preference shares (refer note 9(d))	**n/a**	(29)
Earnings used in calculating basic and diluted earnings per share	**759**	782

	2006 Number of shares millions	2005 Number of shares millions
(ii) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue	**1,595**	1,594
Treasury shares held in trust	**(9)**	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,586**	1,585
Weighted average number of dilutive potential ordinary shares relating to:		
- Rights issued under the Performance Share Rights Plan (refer note 30)	**-**	2
- Unvested share based remuneration rights supported by treasury shares held in trust	**9**	8
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**1,595**	1,595

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- The reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date.
- The reset exchangeable securities (refer note 33(b)) are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

(b) Reset preference shares

While for accounting purposes the reset preference shares are presented as debt from 1 July 2005 onwards, they were previously presented as equity under Australian GAAP (refer to note 38 for further details). When presented as equity, a separate earnings per share calculation was conducted for the reset preference shares and the distributions on the shares were deducted from the profit attributable to equity holders of the Parent prior to calculation of the earnings per share for ordinary shares. From 1 July 2005 onwards the distributions are treated as finance costs and so are included in profit for the year. When presented as equity, the reset preference shares had a basic earnings per share for the year ended 30 June 2005 of 533.09 cents based on distributions paid or payable for the year of $29 million and a weighted average number of reset preference shares outstanding during the period of 5.5 million shares.

	Cents per share	Total amount	Payment date	Tax rate for franking credit tax rate	Percentage franked
		$m			
Note 9. Dividends					
(a) Ordinary shares					
Recognised in year ended 30 June 2006					
Special dividend	**12.5**	**201**	**26 June 2006**	**30%**	**100%**
2006 interim dividend	**13.5**	**215**	**10 April 2006**	**30%**	**100%**
2005 final dividend	**14.5**	**231**	**17 October 2005**	**30%**	**100%**
		647			
Recognised in year ended 30 June 2005					
2005 interim dividend	12.0	191	18 April 2005	30%	100%
2004 final dividend	14.0	222	18 October 2004	30%	100%
		413			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy (refer note 1(aa)) a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

A special dividend was paid to shareholders during the year as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The total special dividend is presented inclusive of transaction costs of $1.3 million.

(b) Dividend reinvestment

A Dividend Reinvestment Plan ("DRP") is operated which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date. The price of DRP shares in 2006 includes no discount (2005 – no discount). The 29.5 million shares allocated to equity holders participating in the DRP for the year ended 30 June 2006 were purchased on-market (2005 – 20.0 million shares). This included 8.7 million shares relating to the special dividend.

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this financial report and has not been recognised in this financial report.

	Cents per share	Total amount	Expected payment date	Tax rate for franking credit	Percentage franked
		$m			
2006 final dividend – ordinary shares	**16.0**	**255**	**9 October 2006**	**30%**	**100%**

The dividend was declared on 25 August 2006. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this final dividend is 6 September 2006. The DRP will operate using shares acquired on-market with no discount applied.

	Distribution percentage per annum	Total amount	Payment date	Percentage franked
Note 9. Dividends (continued)		**$m**		
(d) Reset preference shares				
Recognised in year ended 30 June 2006	***n/a**	***n/a**	***n/a**	***n/a**
Recognised in year ended 30 June 2005				
First issue June 2002 - IAGPA	5.80%	20	15 June 2005 and 15 December 2004	100%
Second issue June 2003 - IAGPB	4.51%	9	15 June 2005 and 15 December 2004	100%
		29		

* This item has been treated differently in the current reporting period following the election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 38 for further details.

All of the distributions paid in relation to the reset preference shares for the current annual reporting period and the previous annual reporting period were fully franked at 30%.

(e) Restrictions that may limit the payment of dividends

There are presently no restrictions on the payment of dividends by the Parent other than:

- The payment of dividends generally being limited to profits subject to ongoing solvency obligations; and
- No dividends can be paid and no returns of capital can be made on ordinary shares, if distributions are not paid on the reset preference shares, unless certain actions are taken by IAG. For further details refer to note 23.

There are presently no restrictions on the payment of dividends from subsidiaries to the Parent other than:

- The payment of dividends generally being limited to profits subject to ongoing solvency obligations of the subsidiary; and
- For certain subsidiaries, statutory reserve and regulatory minimum capital requirements, in particular, the Australian Prudential Regulation Authority has advised Australian general insurers that a general insurer under its supervision must obtain approval from it before declaring a dividend if the general insurer has incurred a loss, or proposes to pay dividends which exceed the level of profits earned in the current period.

The impact to these requirements caused by the payment of dividends is monitored. Payments of dividends from overseas subsidiaries may attract withholding taxes which have not been provided for in this financial report.

	PARENT		CONSOLIDATED	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(f) Dividend franking account				
The amount of franking credits available for the subsequent annual reporting period are:				
Franking account balance at reporting date at 30%	**452**	343	**483**	354
Franking credits to arise from payment of income tax payable	**83**	165	**103**	205
Franking debits to arise from receipt of income tax refundable	**(19)**	(20)	**(20)**	(20)
Franking credits to arise from receipt of dividends receivable	**3**	3	**4**	4
Franking credits available for future reporting periods	**519**	491	**570**	543
Franking account impact of dividends declared before issuance of financial report but not recognised at reporting date	**(109)**	(99)	**(109)**	(99)
Franking credits available for subsequent financial years based on a tax rate of 30%	**410**	392	**461**	444

The balance of the franking account arises from:

- franked income received or recognised as a receivable at the reporting date;
- income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
- franking debits from the payment of dividends recognised as a liability at the reporting date.

The consolidated amounts include franking credits that would be available to the Parent if distributable profits of non-wholly owned subsidiaries were paid as dividends.

Note 10. Insurance contracts risk management

A key risk from operating in the general insurance industry is the exposure to insurance risk arising from underwriting general insurance contracts. The insurance contracts transfer risk to the insurer by indemnifying the policyholders against adverse affects arising from the occurrence of specified uncertain future events. The risk is that the actual amount of claims to be paid in relation to contracts will be different to those estimated at the time a product was designed and priced. The Consolidated entity is exposed to this risk because the price for a contract must be set before the losses relating to the product are known. Hence the insurance business involves inherent uncertainty. The Consolidated entity also faces other risks relating to the conduct of the general insurance business including financial risks (refer principally to note 35) and capital risks (refer principally to note 36).

A fundamental part of the overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts.

(a) Risk management objectives and policies for mitigating insurance risk

The insurance activities primarily involve the underwriting of risks and the management of claims. A disciplined approach to risk management is adopted in accordance with IAG Group protocols rather than a premium volume or market share orientated approach. It is believed this approach provides the greatest long term likelihood of being able to meet the objectives of all stakeholders; including policyholders, lenders and equity holders.

The risk management activities can be broadly separated into underwriting (acceptance and pricing of risk), claims management, reserving (including investment in data capabilities), and investment management. The objective of these risk management functions is to enhance the longer term financial performance of the overall insurance operations. The policies for the management of risk are applied consistently across the IAG Group with certain allowances made for non-Australian jurisdictions.

The key policies in place to mitigate risks arising from underwriting insurance contracts include the following:

- Acceptance of risk – The IAG Group Underwriting and Pricing Policy Committee establishes, reviews and monitors the underwriting and pricing standards and strategies. The underwriting of large numbers of uncorrelated individual risks, across a range of classes of insurance businesses, in different geographical segments reduces the variability in overall claims experience. Limiting exposure to long-tail classes of business (where the settlement of claims typically takes longer than one year) to a target of 20% of the business as measured by gross written premiums, limits risk. Maximum limits are set for the acceptance of risk both on an individual contract basis and for classes of business and specific risk groupings. Management information systems are maintained that provide up-to-date, reliable data on the risks to which the business is exposed at any point in time. Efforts are made, including plain language policy terms, to ensure there is no misalignment between what policyholders perceive will be paid when a policy is initially entered and what is actually paid when a claim is made;
- Pricing - Statistical models are used which combine historical and projected data to calculate premiums and monitor claims patterns for each class of business. The data used includes historical pricing and claims analysis for each class of business as well as current developments in the respective markets and classes of business. All data used is subject to rigorous verification and reconciliation processes. The models incorporate consideration of market conditions;
- Reinsurance - The use of reinsurance to limit exposure to large single claims and accumulation of claims that arise from the same event or the accumulation of similar events. This includes the monitoring of reinsurers' credit risk to control exposure to reinsurance counterparty default (refer note 12);
- Claims management – initial claim determination is managed by claims officers with the requisite degree of experience and competence with the assistance, where appropriate, of a loss adjustor or other party with specialist knowledge. It is IAG Group policy to respond and settle claims quickly whenever possible and to pay claims fairly, based on policyholders full entitlement in line with community and regulator expectations;
- Investment management - assets and liabilities are managed so as to effectively match the expected pattern of claims payments with the assets that are held to back insurance liabilities;
- Risk reduction - Reducing the frequency and severity of a claim in the first place by investing in community risk reduction programmes such as fire prevention strategies, crime prevention programmes and motor vehicle safety initiatives.

Note 10. Insurance contracts risk management (continued)

(b) Terms and conditions of insurance contracts

The terms and conditions attaching to insurance contracts affect the level of insurance risk accepted. The majority of direct insurance contracts written are entered into on a standard form basis. Insurance contracts are generally entered into on an annual basis and at the time of entering into a contract all terms and conditions are negotiable or, in the case of renewals, renegotiable. Non-standard and long term policies may only be written if expressly approved by a relevant delegated authority. There are no special terms and conditions in any non standard contracts that would have a material impact on the financial report. Insurance contracts written in all jurisdictions are subject to substantially the same terms and conditions. There are no embedded derivatives that are separately recognised from a host insurance contract.

(c) Concentrations of insurance risk

The exposure to concentrations of insurance risk is mitigated by a portfolio diversified into many classes of business across different countries. A high level indication of the spread of insurance risk may be obtained from the segment reporting note.

Concentration risk is particularly relevant in the case of natural disasters and other catastrophes which generally result in a concentration of affected policyholders over and above the norm and which constitutes the largest individual potential financial loss. Each year, the Consolidated entity sets its tolerance for concentration risk. Various models are used to estimate the impact of different potential natural disasters and other catastrophes. The tolerance for concentration risk is used to determine the maximum event retention which is the maximum net exposure to insurance risk determined appropriate for any single event with a given probability. While it is desirable to limit the net exposure, it is reduced to only the maximum event retention limit because the cost of purchasing reinsurance cover to reduce the net exposure further is not capital efficient.

Specific processes for monitoring identified key concentrations are set out below:

Risk	Source of concentration	Risk management measures
An accumulation of risks arising from a natural peril	Insured property concentrations	Accumulation risk modelling, reinsurance protection
A large property loss	Fire or collapse affecting one building or a group of adjacent buildings	Maximum acceptance limits, property risk grading, reinsurance protection
Multiple liability retentions being involved in the same event	Response by a multitude of policies to the one event	Purchase of reinsurance clash protection

As an example of the impact of a potential catastrophe on the Consolidated entity, the exposure to an earthquake in Sydney with associated claims costs of $3.5 billion would be limited to an estimated $200 million.

For concentrations of risk relating to the reinsurance contracts refer to note 12(e).

(d) Credit risk

Financial assets or liabilities arising from insurance contracts are presented on the balance sheet at the amount that best represents the maximum credit risk exposure at reporting date.

The credit risk relating to insurance contracts relates primarily to:

- Premium receivable which is due from individual policyholders and intermediaries (brokers, agents and business partners). The brokers and agents collect premium from policyholders and remit the monies to the insurer in accordance with contractual arrangements being generally within 90 days for brokers and 30-60 days for agents. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Concentrations of credit risk are considered low due to the large number of customers/corporate partners comprising the customer base and their dispersion across different industries and geographies. The premium receivable is presented on the balance sheet net of a provision for impairment of $41 million (2005 - $37 million).
- Reinsurance recoveries receivable which are discussed further in note 12.

Additional information about credit risk is disclosed in note 35.

Note 10. Insurance contracts risk management (continued)

(e) Interest rate risk

The underwriting of general insurance contracts creates exposure to the risk that interest rate movements may materially impact the value of the outstanding claims liability. Movements in interest rates impact the determination of the liability through the selection of discount rates. Discounting the liability is in effect allowing for future investment earnings on the assets held to back the insurance liabilities. The funds held to pay outstanding claims are invested principally in fixed interest securities matched to the settlement durations of the outstanding claims. Movements in market interest rates affect the value of the fixed interest securities. Hence movements in interest rates should have minimal impact on the insurance profit for a year due to movements in investment income on assets backing insurance liabilities offsetting the impact of movements in discount rates on the claims liabilities.

(f) Reinsurance risk

Refer to note 11(f) and note 12(d) and (e).

(g) Operational risk

Operational risk is the risk of financial loss (including lost opportunities) resulting from external events and / or inadequate or failed internal processes, people and systems to perform as required. The IAG Group Risk Management Strategy includes consideration of operational risk. Operational risk is identified and assessed on an ongoing basis and the capital management strategy includes consideration of operational risk. Management and staff are responsible for identifying, assessing and managing operational risks in accordance with their roles and responsibilities. The IAG Group has an internal audit function which monitors processes and procedures surrounding operational risk.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED 2006	2005
Note 11. Claims	**$m**	$m
(a) Claims expense, net		
Direct business	**3,899**	4,088
Inwards reinsurance business	**1**	2
Net claims expense	**3,900**	4,090

(b) Claims development

(i) Net claims expense recognised in the income statement

Given the uncertainty in establishing the outstanding claims liability, it is likely that the final outcome will be different from the original liability established. Claims development refers to the financial adjustment in the current period relating to claims incurred in previous periods because of new and more up to date information that has become available and to reflect changes in inflation and discount assumptions. The information is presented on an accident year basis (claims are related to the period in which the insured event occurred and not the period in which the policy was underwritten).

	CONSOLIDATED 2006 Current year	2006 Prior years	2006 Total	2005 Current year	2005 Prior years	2005 Total
	$m	**$m**	**$m**	$m	$m	$m
Direct business						
Gross claims - undiscounted	**5,261**	**(763)**	**4,498**	5,114	(236)	4,878
Discount	**(277)**	**243**	**(34)**	(247)	118	(129)
Gross claims - discounted	**4,984**	**(520)**	**4,464**	4,867	(118)	4,749
Reinsurance and other recoveries - undiscounted	**(645)**	**127**	**(518)**	(609)	(168)	(777)
Discount	**24**	**(71)**	**(47)**	19	97	116
Reinsurance and other recoveries - discounted	**(621)**	**56**	**(565)**	(590)	(71)	(661)
Net claims expense	**4,363**	**(464)**	**3,899**	4,277	(189)	4,088

Current year claims relate to claim events that occurred in the current financial year. Prior year claims relate to a reassessment of the claim events that occurred in all previous financial periods. A major component of the prior year movement is the release of risk margins in respect of claims payments during the year (largely offset by inclusion of risk margins in respect of current year claims). Other factors contributing to the prior year claims development in the current financial year are releases in commercial liability portfolios and a reduction in the probability of adequacy used in determining the outstanding claims liability at reporting date (refer note 11(f)).

The table above disclosing the net claims expense recognised in the income statement (table A) and the table on the next page in note 11(b)(ii) disclosing the net outstanding claims liability recognised on the balance sheet (table B) both relate to claims development but present information in different formats and so are not directly reconcilable. Key differences between the tables relate to the inclusion in the prior year columns in table A of items that in table B are included in the reconciliation section of the table and not the development section. The key items are:

- Claims handling expenses;
- Development on claims for accident years 2001 and prior; and
- Development on claims from acquisitions which relates to accident years prior to the year of acquisition.

Note 11. Claims (continued)

(b) Claims development (continued)

(ii) Net outstanding claims liability recognised on the balance sheet

The following table shows the development of the estimated net undiscounted outstanding claims liability relative to the current estimate of ultimate claims costs for the five most recent accident years as estimated at each reporting date. The table also shows a reconciliation of the net discounted liability for the five most recent accident years to the gross outstanding claims liability on the balance sheet. The development section of the table includes only direct business because the financial impact of the inwards reinsurance business, which is in run-off, is not significant.

			Accident year			
	2002	**2003**	**2004**	**2005**	**2006**	**Total**
Net ultimate claims cost estimate	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Development						
At end of accident year	**2,313**	**3,677**	**3,881**	**4,024**	**4,105**	
One year later	**2,215**	**3,360**	**3,521**	**3,743**		
Two years later	**2,137**	**3,249**	**3,493**			
Three years later	**2,087**	**3,163**				
Four years later	**2,051**					
Current estimate of net ultimate claims cost	**2,051**	**3,163**	**3,493**	**3,743**	**4,105**	
Cumulative payments	**(1,744)**	**(2,614)**	**(2,720)**	**(2,683)**	**(2,010)**	
Net undiscounted outstanding claims liability for the five most recent accident years	**307**	**549**	**773**	**1,060**	**2,094**	**4,783**
Discount to present value	**(41)**	**(82)**	**(122)**	**(176)**	**(246)**	**(667)**
Net discounted outstanding claims liability for the five most recent accident years	**266**	**467**	**651**	**884**	**1,848**	**4,116**
Reconciliation						
Claims handling expense (inclusive of risk margin)						**461**
Net discounted outstanding claims for accident years 2001 and prior						**379**
Net outstanding claims liability for acquired subsidiaries for accident years prior to acquisition						**667**
Net outstanding claims liability for Thailand based insurance entities						**31**
Net outstanding claims liability for inwards reinsurance						**76**
Net outstanding claims liability						**5,730**
Gross outstanding claims liability on the balance sheet						**6,916**
Reinsurance and other recoveries on outstanding claims liabilities						**(908)**
GST recoverable on net outstanding claims liability						**(278)**
Net outstanding claims liability						**5,730**

Favourable development of claims provisions has given rise to the release of risk margins, and in some cases central estimates, as the ultimate claims costs were settled or became more certain.

Conditions and trends that have affected the development of the liabilities in the past may, or may not, occur in the future, and accordingly, conclusion about future results may not necessarily be derived from the information presented in the tables above.

Note 11. Claims (continued)

(b) Claims development (continued)

(ii) Net outstanding claims liability recognised on the balance sheet (continued)

Short-tail claims are normally reported soon after the incident and are generally settled within months following the reported incident. Hence any development on short-tail claims is normally limited to the year the incident occurred and the following year. For long-tail classes of business it can be several years before a claim is reported and settled, hence the original estimation involves greater uncertainty and so inherently there is more likely to be greater disparity between the original and current estimates. It is for these long-tail classes of business that the development of the outstanding claims liability generally occurs over a number of years.

Where an entity or business has been acquired that includes outstanding claims liabilities, the claims costs for the acquired businesses are included in the claims development table from and including the year of acquisition. Development on the liabilities of such acquired businesses relating to accident years prior to the year of acquisition is included in the reconciliation section of the table.

The Consolidated entity conducts general insurance business in local currencies in foreign countries. The gross outstanding claims liability for international operations includes contracts written in New Zealand dollars and Thai Baht. The translation of the outstanding claims liabilities denominated in foreign currencies into Australian dollars over a number of reporting dates, includes exchange rate movements that have no reflection on the development of the measurement of the underlying claims. The amounts included in the development section of the tables have been determined using constant exchange rates being the rates as at 30 June 2006.

	CONSOLIDATED	
	2006	2005
	$m	$m
(c) Composition of outstanding claims liability – gross, discounted		
Expected future payments for claims incurred		
- Central estimate	**5,228**	5,045
- Claims handling costs	**380**	380
- Risk margin	**1,308**	1,415
Outstanding claims liability	**6,916**	6,840

The outstanding claims liability includes $4,547 million (2005 - $4,465 million) which is expected to be settled after more than twelve months from reporting date. The net outstanding claims liability at the financial reporting date relating to the inwards reinsurance business which is in run-off and for which commutation opportunities are being pursued was $76 million (2005 - $86 million).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED 2006	2005
Note 11. Claims (continued)	**$m**	$m
(d) Reconciliation of movements in outstanding claims liability		
Outstanding claims liability at the beginning of the financial year – gross, discounted	**6,840**	6,327
Reinsurance and other recoveries receivable on outstanding claims at the beginning of the financial year (refer note 12(a))	**(883)**	(745)
GST recoverable on net outstanding claims liability at beginning of the financial year	**(298)**	(267)
Net outstanding claims liability at the beginning of the year	**5,659**	5,315
Risk margin at the beginning of the year	**(1,149)**	(1,052)
Net central estimate at the beginning of the year	**4,510**	4,263
Claims incurred in the current year	**4,660**	4,487
Reinsurance and other recoveries in the current year	**(581)**	(544)
Claims cost paid	**(4,423)**	(4,179)
Reinsurance and other recoveries received	**589**	452
Unwind of the discount	**189**	176
Development on prior year net central estimate	**(184)**	(211)
Movement in discounting	**(87)**	66
Movement in foreign currency exchange rates	**(17)**	-
Net movement for acquired Thailand businesses	**32**	-
Net central estimate at the end of the year	**4,688**	4,510
Risk margin at the end of the year	**1,042**	1,149
Net outstanding claims liability at the end of the year	**5,730**	5,659
Reinsurance and other recoveries receivable on outstanding claims at the end of the financial year (refer note 12(a))	**908**	883
GST recoverable on net outstanding claims liability at end of the financial year	**278**	298
Outstanding claims liability at the end of the financial year – gross, discounted	**6,916**	6,840
(e) Discounting of net outstanding claims liability		
Net outstanding claims liability – undiscounted	**7,020**	6,770
Discount to present value	**(1,290)**	(1,111)
Net outstanding claims liability – discounted	**5,730**	5,659

Note 11. Claims (continued)

(f) Central estimate and risk margin

(i) Reporting date values

As at 30 June 2006, the percentage risk margin applied to the present value of expected future payments for claims incurred net of expected recoveries on outstanding claims liability and expected input tax credit is 22.2% (2005 – 25.5%), representing a probability of adequacy of 90.0% (2005 – 92.5%).

The high level of professional judgement applied by actuaries in calculating the outstanding claims liability, and hence the probability of adequacy of the liability, means that for a certain probability of adequacy, different risk margins may be applied for similar risks, which is important in considering the overall reserving strength of an insurer.

(ii) Process

The estimation of the outstanding claims liability is based on a variety of actuarial techniques that analyse experience, trends and other relevant factors. The claims estimation process commences with the actuarial projection of the future payments relating to claims incurred at the reporting date. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported ("IBNER"), claims incurred but not reported ("IBNR") and the anticipated direct and indirect claims handling costs.

The estimation process involves using the Consolidated entity's specific data, relevant industry data and more general economic data. Each class of business is usually examined separately and the process involves consideration of a large number of factors including the risks to which the business is exposed at a point in time, claim frequencies and average claim sizes, historical trends in the incidence and development of claims reported and finalised, legal, social and economic factors that may impact upon each class of business as well as the key actuarial assumptions set out in note 11(g), and the impact of reinsurance and other recoveries (refer note 12).

Different actuarial valuation models are used for different claims types with the results then being aggregated. This aggregation of results enhances the valuation process by allowing the use of the model best suited to particular claims types. The selection of the appropriate model takes into account the characteristics of a class of business and the extent of development of each past accident period.

The different components of the outstanding claims liability are subject to different levels of uncertainty. The estimation of the cost of claims reported but not yet paid or not yet paid in full is made on a case-by-case basis by claims personnel having regard to the facts and circumstances of the claim as reported, any information available from assessors and information on the cost of settling claims with similar characteristics in previous periods. A further amount, which may be a reduction, is included for IBNER on the basis of past experience with the accuracy of initial claims estimates. With IBNR, the estimation is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified, as no information is currently available about the claim. IBNR claims may often not be apparent to the insured until many years after the events giving rise to the claim have occurred. In calculating the estimated cost of unpaid claims a variety of estimating techniques are used, generally based on statistical analysis of historical experience, which assumes that the development pattern of the current claims will be consistent with past experience. Allowance is made, however, for changes or uncertainties which may create distortions in the underlying statistics or which might cause the cost of unsettled claims to increase or reduce when compared with the cost of previously settled claims.

Note 11. Claims (continued)

(f) Central estimate and risk margin (continued)

(ii) Process (continued)

Large claims impacting each relevant business class are generally assessed separately, being measured on a case by case basis or projected separately in order to allow for the possible distortive effect of the development and incidence of these large claims. For new products the growing experience with the development of claims is closely monitored.

Reserves are not established for catastrophes in advance of such events and so these events may cause volatility in the results for a period and in the levels of the outstanding claims liability, subject to the effects of reinsurance recoveries.

A projection of future claims payments, both gross and net of reinsurance and other recoveries, is undertaken. Projected future claims payments and associated claims handling costs are discounted to a present value as required using appropriate risk free discount rates.

Over 99.9% of the outstanding claims liability is reviewed at least annually by external actuaries from organisations which are independent of both the IAG Group and the external auditor.

The central estimate of the outstanding claims liability is an estimate which is intended to contain no deliberate or conscious over or under estimation and is commonly described as providing the mean of the distribution. It is considered appropriate for the measurement of the claims liability to represent a higher degree of certainty regarding the sufficiency of the liability over time, and so a risk margin is added to the central estimate. The risk margin refers to the amount by which the liability recognised in the financial statements is greater than the actuarial central estimate of the liability. The risk margin added to the central estimate increases the probability that the net outstanding claims liability will ultimately prove to be adequate.

Risk margins are held to allow for uncertainty surrounding the outstanding claims liability estimation process. Potential uncertainties include those relating to the actuarial models and assumptions, the quality of the underlying data used in the models, general statistical uncertainty, the general insurance environment, scope for and experience of political intervention (particularly for long-tail classes) and the impact of legislative reform. Uncertainty from the above sources is examined for each class of business and expressed as a volatility of the net central estimate. The volatility for each class is derived after consideration of stochastic modelling and benchmarking to industry analysis.

The long-tail classes of business generally have the highest volatilities of the insurance classes as the longer average time for claims to be reported and settled allows more time for sources of uncertainty to emerge. Short-tail classes generally have lower levels of volatility.

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. Two key components of the valuation methodology are the selection of coefficients of variation (CoV) for each class of business and the correlation factors between each pair of classes of business. The CoV is a measure of the volatility of a class of business and is generally greater for long tail classes when compared to short tail classes because of the increased uncertainty relating to the longer time until settlement of claims. The correlation factors are a measure of the correlation between pairs of business classes and measure the strength of the relationship of movements in that pair of class liabilities. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. The correlations adopted are normally derived from industry analysis, historical experience and the judgement of experienced and qualified actuaries.

The risk margin is set taking into account the correlations assessed between the outstanding claims liabilities arising from the various forms of business underwritten by the different entities within the Consolidated entity. The Approved Actuary estimates the overall risk margin on a diversified basis, taking into account the diversification benefit arising from combining all classes of business within the Consolidated entity. The assumptions regarding uncertainty for each class are applied to the net central estimates, and the results are aggregated. The aggregated central estimate plus the risk margin calculated on a diversified basis forms the outstanding claims liability. The policy is for the risk margin to be set so as to provide an overall probability of adequacy for the outstanding claims liability of 90% or greater which has been determined having regard to the inherent uncertainty in the central estimate and the prevailing market environment.

Note 11. Claims (continued)

(g) Actuarial assumptions

The following key actuarial assumptions were used in the measurement of outstanding claims and recoveries, where appropriate, at reporting date:

	CONSOLIDATED FOR 2006			
	Australian personal insurance	Australian commercial insurance	New Zealand insurance	Reinsurance captive
Weighted average terms to settlement	2.8 years	5.9 years	0.4 years	1.8 years
Inflation rate	3.3% - 4.3%	3.5% - 4.3%	3.1%	4.3%
Superimposed inflation rate	2.0% - 5.0%	2.5% - 8.0%	4.0%	-
Discount rate	5.5% - 5.9%	5.8% - 5.9%	* 5.5% - 6.8%	5.7% - 5.8%
Claims handling expense ratio	7.6%	6.3%	5.7%	1.9%

* In accordance with New Zealand Government bond yields ranging from 6.8% in the next year to 5.5% from year seven onwards.

(h) Processes used to determine the assumptions

The process for establishing the outstanding claims liability involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. One of the key elements of the valuation processes is rigorous data verification and reconciliation.

A description of the key assumptions and the processes used to determine those assumptions is provided below:

- Weighted average term to settlement - The weighted average term to settlement relates to the expected payment pattern for claims. The payment pattern is important in considering the timing of future cash outflows and hence discounting and in managing the assets backing insurance liabilities to support the outflows. The future cashflow pattern is estimated separately for each class of business based on historic settlement patterns and estimated future settlement patterns. The weighted average term to settlement, while not itself an assumption, provides a summary indication of the future cashflow pattern.
- Inflation rate – Insurance costs are subject to inflationary pressures. Economic inflation assumptions are set by reference to current economic indicators. For example, for the motor and property classes, claims costs are related to the inflationary pressures of the materials and goods insured as well as labour costs to effect repairs.
- Superimposed inflation rate - Superimposed inflation occurs due to non-economic effects such as court settlements increasing at a faster rate than wages or CPI inflation and from social and environmental pressures. Where appropriate, the effect of superimposed inflation is made either in the underlying model for the class of business, for example where the past pattern of development in claims cost are used to estimate future claim cost development factors, or by including a specific superimposed inflation rate assumption designed to allow for all other claims inflation not modelled. The level of superimposed inflation is estimated after considering both the superimposed inflation present in the portfolio and industry superimposed inflation trends.
- Discount rate – Because the outstanding claims liability represents payments that will be made in the future, they are discounted to reflect the time value of money effectively recognising that the assets held to back insurance liabilities will earn a return during that period. Discount rates represent a risk-free rate derived from market yields on government securities.
- Claims handling expense ratio – It is known that costs will be incurred in the future in the management of claims to finalisation that have been incurred up to the reporting date. An estimate of these costs is incorporated into the outstanding claims liability using the claims handling expense ratio. The ratio incorporates assumptions about the future costs to be incurred based on past experience with such costs for each class of business.

Note 11. Claims (continued)

(i) The effect of changes in assumptions

(i) General impact of changes

Sensitivity analyses are conducted to quantify the exposure to changes in the key underlying variables. The valuations included in the reported results are calculated using certain assumptions about these variables as disclosed above. The movement in any key variable will impact the financial position and performance for a period. The information below describes how a change in each assumption will affect claims liabilities and provides an analysis of the sensitivity of the net outstanding claims liability to changes in these assumptions.

- Weighted average term to settlement - A decrease in the average term to settlement would reflect claims being paid sooner than anticipated and so increase the claims expense.
- Inflation and superimposed inflation rates - Expected future payments are inflated to take account of inflationary increases. An increase or decrease in the assumed levels of inflation would have a corresponding impact on claims expense, with particular reference to long-tail business. The inflation rate sensitivity is provided as an indicator of the impact of inflation on the portfolio, whether it be from economic inflation, inflation implied from the use of the past pattern of development in claims cost in the valuation method or inflation related to a specific superimposed inflation rate specified..
- Discount rate - The outstanding claims liability is calculated by reference to expected future payments. These payments are discounted to adjust for the time value of money. An increase or decrease in the assumed discount rate will have an opposing impact on total claims expense.
- Claims handling expense ratio - An increase in the ratio reflects an increase in the estimate for the internal costs of administering claims which will increase the outstanding claims liability.

(ii) Sensitivity analysis of changes

The impact of changes in key outstanding claims variables are summarised below. Each change has been calculated in isolation of the other changes and each change shows the relevant impact assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation.
- The probability of adequacy – The directors and management have set an internal target for the probability of adequacy for the outstanding claims liability. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy rather than being reflected wholly in the net outstanding claims liability as inferred below.

An economic assumption may be relevant to only a part of a business segment and so a large change in the assumption may have only a small financial impact on the business segment.

Note 11. Claims (continued)

(i) The effect of changes in assumptions (continued)

The impact on the net outstanding claims liability for each of the key assumptions:

		CONSOLIDATED FOR 2006			
Variable	**Movement in variable**	**Australian personal insurance**	**Australian commercial insurance**	**New Zealand insurance**	**Reinsurance captive**
		$m	**$m**	**$m**	**$m**
Weighted average term to settlement	+10%	(47)	(60)	-	(2)
	-10%	46	61	-	2
Inflation rate	+1.0%	77	76	1	4
	-1.0%	(75)	(66)	(1)	(4)
Discount rate	+1.0%	(73)	(75)	(1)	(4)
	-1.0%	77	85	1	4
Claims handling expense ratio	+1.0%	31	21	2	2
	-1.0%	(31)	(21)	(2)	(2)

The movements in the net outstanding claims liability would have an opposing net impact on the profit or loss before tax for a year.

	CONSOLIDATED	
	2006	2005
	$m	$m
Note 12. Reinsurance and other recoveries on outstanding claims		
(a) Reinsurance and other recoveries receivable on outstanding claims		
Reinsurance recoveries receivable on outstanding claims	**598**	599
Other recoveries receivable on outstanding claims	**310**	284
Reinsurance and other recoveries receivable on outstanding claims	**908**	883

The carrying value of reinsurance and other recoveries receivable on outstanding claims includes $597 million (2005 - $576 million) which is expected to be settled after more than twelve months from reporting date. Because of the nature of the amount being an estimate, the credit risk is incorporated into the estimate rather than being presented separately as a provision for impairment.

(b) Actuarial assumptions

Reinsurance and other recoveries on outstanding claims are computed using actuarial assumptions and methods similar to that used for outstanding claims (refer note 11(f)). The outstanding claims liability is calculated gross of any reinsurance recoveries and a separate estimate is then made of the amounts that are expected to be recoverable from reinsurers based upon the gross provisions. Estimates of potential reinsurance recoveries are made on an individual claim basis for reported claims. The recoverability of these assets is assessed on a periodic basis to ensure that the balance is reflective of the amounts that will ultimately be received.

(c) The effect of changes in assumptions

The effect of changes in assumptions on the net outstanding claims liability, which incorporates the reinsurance and other recoveries receivable on outstanding claims, is disclosed in note 11(i).

(d) Risk management

The Board and senior management of the IAG Group have developed, implemented and maintain a Reinsurance Management Strategy ("REMS") which is in accordance with the prudential standards issued by the Australian Prudential Regulation Authority ("APRA"). The REMS is updated annually and approved by the Board.

The REMS identifies the IAG Group's policies and procedures, processes and controls that comprise its risk management and control systems relating to reinsurance. Annually, the Board certifies to APRA that adequate strategies have been put in place to monitor those risks, that systems are in place to ensure compliance with legislative and prudential requirements, and that the Board has satisfied itself as to compliance with the REMS.

(e) Reinsurance programme

Risks underwritten are reinsured in order to limit exposure to losses, stabilise earnings, protect capital resources and ensure efficient control and spread of the risks underwritten. Each subsidiary that is an insurer has its own reinsurance programme and determines its own risk limits. To facilitate the reinsurance process and to create economies of scale, the IAG Group has established a captive reinsurance company, IAG Re Limited ("IAG Re"), incorporated in the Republic of Ireland, which acts as the reinsurer for the IAG Group by being the main buyer of the IAG Group's outwards reinsurance programme. The operations of IAG Re are intended to manage reinsurance and earnings volatility and the IAG Group's exposure to catastrophe risk. IAG Re retains a portion of the intercompany business it assumes and retrocedes (passes on) the remainder to external reinsurers.

While a large portion of the business ceded by the Consolidated entity's subsidiaries is reinsured with IAG Re, individual business units do purchase additional reinsurance protection outside the IAG Group. This generally relates to facultative reinsurance covers and selected treaty reinsurance arrangements for the Australian commercial insurance operations. IAG Re helps to facilitate these arrangements.

Note 12. Reinsurance and other recoveries on outstanding claims (continued)

(e) Reinsurance programme (continued)

IAG Re purchases reinsurance on behalf of IAG Group entities to cover a maximum return period of at least APRA's minimum of 1:250 year event on a single site basis but is authorised to elect to purchase covers up to 1:250 year event on a whole of portfolio basis. Dynamic Financial Analysis modeling is used to determine the optimal level to which reinsurance should be purchased for capital efficiency, compared with the cost and benefits of covers available in the market.

The external reinsurance programmes consist of a combination of the following reinsurance protection:

- A Group Catastrophe cover which is placed in line with the strategy of buying to the level of a 1:250 year event on a modified whole of portfolio basis. The catastrophe programme is negotiated on an annual basis. Covers purchased are dynamic; the maximum event retention (MER) changes as total requirements change and as the reinsurance purchase strategy evolves.
- An Aggregate cover is also purchased alongside the catastrophe cover. This is designed to protect the IAG Group from certain attritional losses as well as providing subsequent event covers.
- A Surplus cover, which provides "per risk" protection for IAG Commercial Property and Engineering business in Australia and New Zealand.
- Excess of loss reinsurance for all casualty portfolios including CTP, Public Liability and Workers' Compensation.

Reinsurance arrangements mitigate insurance risk but potentially expose the IAG Group to credit risk. Reinsurance is placed with companies based on an evaluation of the financial strength of the reinsurers, terms of coverage, and price. The IAG Group has clearly defined credit policies for the approval and management of credit risk in relation to reinsurers. The Consolidated entity monitors the financial condition of its reinsurers on an ongoing basis and periodically reviews the reinsurers' ability to fulfill its obligations to the Consolidated entity under respective existing and future reinsurance contracts.

It is IAG Group policy to deal with reinsurers with credit ratings of at least Standard & Poor's "A-" (or other rating agency equivalent) without collateralisation. For some newly acquired businesses a transition period is used for implementation of this policy. Where the credit rating of a reinsurer falls below the threshold level during the period of risk, there exists a contractual right to replace the counterparty. Some of the reinsurance protection is purchased on a 'collateralised' basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. The level and quality of reinsurance protection is an important element in understanding the financial strength of an insurer. There is limited value in purchasing reinsurance protection from a reinsurer when that reinsurer may be unable to meet its payment obligations upon submission of a claim. The counterparty credit profile of the reinsurance catastrophe programme currently stands with 75% of the limit for the 2006 programme with parties rated by Standard & Poor's as "AA" or better.

Having reinsurance protection with strong reinsurers also benefits the Consolidated entity in its regulatory capital calculations. The risk charges vary with the grade of the reinsurers such that higher credit quality reinsurance counterparties incur lower APRA regulatory capital charges.

There are no significant concentrations of credit risk for reinsurance recoveries receivable. Reinsurance contracts are entered into with a number of reinsurers from different countries each of which has a high independent credit rating. The use of reinsurance as part of the overall risk management strategy, and the level of reinsurance cover entered into with particular reinsurers are sufficiently diversified so as to avoid a concentration charge in the regulatory capital calculation (refer note 36).

Changes during the year

The catastrophe event limit cover purchased was maintained at $3.5 billion. However, with effect from 1 January 2006, the maximum event retention (MER) for a first event was increased from $100 million to $200 million, dropping to $175 million for a second event. The decision to increase the retained single event loss was made as the cost of the coverage available in the reinsurance market was such that the transaction proved to be capital inefficient compared with retaining the risk against the Consolidated entity's capital.

	CONSOLIDATED	
	2006	2005
	$m	$m
Note 13. Deferred acquisition costs		
Reconciliation of movements for the financial year		
Deferred acquisition costs at the beginning of the financial year	**621**	558
Acquisition costs deferred during the year	**1,051**	1,133
Amortisation charged to profit for the year	**(1,081)**	(1,070)
Deferred acquisition costs at the end of the financial year	**591**	621

The carrying value of deferred acquisition costs includes $46 million (2005 - $33 million) which is expected to be amortised after more than twelve months from reporting date.

Note 14. Unearned premium liability

(a) Reconciliation of movements for the financial year

	2006	2005
Unearned premium liability at the beginning of the financial year	**3,586**	3,472
Deferral of premiums on contracts written in the financial year	**3,402**	3,500
Earning of premiums written in previous years	**(3,485)**	(3,386)
Unearned premium liability at the end of the financial year	**3,503**	3,586

The carrying value of unearned premium liability includes $146 million (2005 - $101 million) which is expected to be earned after more than twelve months from reporting date.

(b) Liability adequacy test

The liability adequacy test has been conducted using the premium liabilities methodology for reporting to APRA (refer note 36), adjusted as appropriate, for each portfolio of contracts, being Australian personal insurance operations, Australian commercial insurance operations, the IAG New Zealand operations, the reinsurance captive, and other geographical locations separately.

The conduct of the liability adequacy test as at 30 June 2006 identified a surplus for each portfolio of contracts except for the reinsurance captive portfolio of contracts for which a deficiency was recognised (1 July 2005 – a surplus for all portfolios). The deficiency has been recognised through the recognition of an unexpired risk liability.

The deficiency for the reinsurance captive portfolio of contracts of $11 million represents the amount by which the present value of the expected future cash flows relating to future claims of $202 million (which is inclusive of risk margin and is net of related reinsurance recoveries of $201 million) exceeds the unearned premium liability of $313 million less the related deferred reinsurance expense of $122 million. The test is based on prospective information and so is heavily dependent on assumptions and judgements.

For the purposes of the liability adequacy test, the present value of expected future cash flows for future claims including the risk margin for the Consolidated entity of $2,513 million (1 July 2005 - 2,567 million) comprises the discounted central estimate of $2,280 million (1 July 2005 - $2,323 million), and a risk margin of $233 million (1 July 2005 - $244 million).

The risk margin included in the Consolidated entity's expected future cash flows for future claims as a percentage of the central estimate is 10.2% (1 July 2005 – 10.5%) which was determined via a process similar to that described in note 11(f) allowing also for diversification between the outstanding claims liability and the premium liabilities to give a probability of adequacy of 75%. The probability of adequacy applied in the test is different to the probability of adequacy adopted in determining the outstanding claims liability. No specific guidance exists for the risk margin to be used in determining the adequacy of premium liabilities. The 75% basis is considered appropriate having regard to the purpose and nature of the test, the use of the 75% basis as a regulatory benchmark in Australia, and consistency with developing market practice.

	CONSOLIDATED 2006 $m	CONSOLIDATED 2005 $m
Note 15. Investments		
Listed		
Money market securities		
- Australian government and semi-government	**1,893**	2,698
- Foreign government and institutions	**867**	181
- Financial institutions and corporate	**151**	159
Equity and trust securities		
- Australian	**1,961**	2,381
- International	**597**	527
	5,469	5,946
Unlisted		
Money market securities		
- Financial institutions and corporate	**4,152**	4,215
Equity and trust securities		
- Australian	**160**	129
- International	**148**	80
	4,460	4,424
	9,929	10,370

The carrying value of investments includes $7,037 million (2005 - $7,501 million) which is expected to be settled after more than twelve months from reporting date. None of the investments have been pledged as collateral (2005 – none).

	PARENT 2006 $m	PARENT 2005 $m	CONSOLIDATED 2006 $m	CONSOLIDATED 2005 $m
Note 16. Trade and other receivables				
Reinsurance and other recoveries on paid claims	**-**	-	**140**	178
Provision for impairment	**-**	-	**(8)**	(8)
	-	-	**132**	170
Other trade debtors	**-**	-	**31**	35
Provision for impairment	**-**	-	**(11)**	(10)
	-	-	**20**	25
Premium funding loans secured on policies (net of unearned interest)	**-**	-	**127**	130
Provision for impairment	**-**	-	**(2)**	(2)
	-	-	**125**	128
GST recoverable on gross outstanding claims liability	**-**	-	**284**	300
Investment income receivable	**-**	-	**94**	99
Investment transactions not yet settled at reporting date	**-**	-	**12**	11
Corporate treasury derivatives receivable	**-**	-	**-**	3
Other debtors	**1**	-	**97**	91
	1	-	**764**	827

Trade and other receivables are non-interest bearing and are normally settled between 30 days and 12 months. The balance has not been discounted because the effect of the time value of money is not material. The net carrying amount of receivables is a reasonable approximation of the fair value of the assets because of the short term nature of the assets. A portion of the trade and other receivables balance is owed by related parties, which are considered to be fully recoverable.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Note 17. Deferred tax assets and liabilities				
(a) Deferred tax assets				
(i) The balance comprises temporary differences attributable to:				
Amounts recognised in profit for the financial year				
Property, plant and equipment	-	-	**48**	63
Employee benefits	-	-	**65**	54
Defined benefit superannuation plans	-	-	**7**	8
Insurance provisions	-	-	**146**	138
Investments	-	-	**15**	11
Provisions	-	-	**2**	2
Other	**1**	-	**2**	1
	1	-	**285**	277
Amounts recognised directly in equity				
Hedges	-	-	**5**	-
Defined benefit superannuation plans	-	-	**(9)**	-
	1	-	**281**	277
Set-off of deferred tax liabilities	-	-	**(122)**	(146)
	1	-	**159**	131
(ii) Movements				
Balance at the beginning of the financial year	-	-	**277**	263
Adjustment at 1 July 2005 (refer note 38)	-	-	**2**	-
	-	-	**279**	263
Credited / (charged) to profit or loss	**1**	-	**5**	29
Credited / (charged) to equity	-	-	**(5)**	-
Acquisitions	-	-	**8**	-
Transfers	-	-	**(5)**	(3)
Adjustments relating to prior year	-	-	**(1)**	(12)
Balance at the end of the financial year	**1**	-	**281**	277

(iii) Tax losses

The Consolidated entity has not brought to account any tax losses (2005 – $Nil). Included in deferred tax assets is $Nil relating to tax losses which the directors believe will probably be realised.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 17. Deferred tax assets and liabilities (continued)				
(b) Deferred tax liabilities				
(i) The balance comprises temporary differences attributable to:				
Amounts recognised in profit for the financial year				
Investments	-	-	116	137
Other provisions	-	-	42	33
	-	-	158	170
Amounts recognised directly in equity				
Hedges	-	-	4	-
	-	-	162	170
Set-off against deferred tax assets	-	-	(122)	(146)
	-	-	40	24
(ii) Movements				
Balance at the beginning of the financial year	-	-	170	98
Charged / (Credited) to profit or loss	-	-	(5)	80
Credited to equity	-	-	4	-
Foreign exchange differences	-	-	(2)	-
Transfers	-	-	(5)	(3)
Adjustments relating to prior year	-	-	-	(5)
Balance at the end of the financial year	-	-	162	170

	CONSOLIDATED			
	Land and buildings	Motor vehicles	Other plant and equipment	Total
	$m	$m	$m	$m
Note 18. Property, plant and equipment				
2006				
(a) Composition				
Cost*	70	71	336	477
Accumulated depreciation*	(5)	(23)	(192)	(220)
Accumulated impairment charges	-	-	-	-
Balance at the end of the financial year	65	48	144	257

* Additions through business combinations are presented on a gross basis.

	Land and buildings	Motor vehicles	Other plant and equipment	Total
(b) Reconciliation of movements for the financial year				
Balance at the beginning of the financial year	60	51	148	259
Additions	-	20	35	55
Additions through business combinations	6	1	3	10
Disposals	-	(11)	(8)	(19)
Net foreign exchange differences	-	-	(1)	(1)
Depreciation	(1)	(13)	(33)	(47)
Balance at the end of the financial year	65	48	144	257
2005				
(c) Composition of comparatives				
Cost	61	70	319	450
Accumulated depreciation	(1)	(19)	(171)	(191)
Accumulated impairment charges	-	-	-	-
Balance at the end of the financial year	60	51	148	259

The net carrying amount of all classes of property, plant and equipment is considered a reasonable approximation of the fair value of the assets in the context of the financial statements. For property, this assessment included consideration of valuations prepared as at the reporting date by Mr Scott Fullarton FAPI of Scott Fullarton Valuations Pty Limited.

There were no impairment indicators present for each class of property, plant and equipment at the reporting date or noted during the year (2005 - none). There are no items of property, plant and equipment pledged as security for liabilities. The depreciation expense amounts are allocated across various lines in the income statement.

The net carrying amount of the lease provision capitalised in other plant and equipment was $7 million as at 30 June 2006 (2005 - $10 million).

	CONSOLIDATED			
	Software development expenditure	Contractual arrangements	Other	Total
	$m	$m	$m	$m
Note 19. Intangible assets				
2006				
(a) Composition				
Cost	58	109	2	169
Accumulated depreciation	(6)	(105)	(1)	(112)
Accumulated impairment charges	-	-	-	-
Balance at the end of the financial year	52	4	1	57
(b) Reconciliation of movements for the financial year				
Balance at the beginning of the financial year	24	6	1	31
Additions acquired and developed	34	-	1	35
Additions through business combinations	-	5	-	5
Amortisation	(6)	(7)	(1)	(14)
Balance at the end of the financial year	52	4	1	57
2005				
(c) Composition of comparatives				
Cost	24	104	1	129
Accumulated depreciation	-	(98)	-	(98)
Accumulated impairment charges	-	-	-	-
Balance at the end of the financial year	24	6	1	31

All of the intangible assets have been acquired other than the capitalised software development expenditure intangible asset. All of the intangible assets have finite useful lives. The amortisation of the capitalised software development expenditure is included in the claims expense, acquisition costs, other underwriting expenses, and corporate, administration and other expenses lines in the income statement. The amortisation of other intangible assets forms part of corporate, administration and other expenses in the income statement.

There were no impairment indicators present for each class of intangible asset at the reporting date or noted during the year (2005 - none). The capitalisation of the software development expenditure involves the exercise of judgement in determining whether the costs incurred will be recovered through the probable generation of future economic benefits from the internal use of the asset. This process is supported by the preparation of detailed business cases and subsequent review processes that are required to approve a greater than $2 million project including a detailed business case. Reasonable variations in the exercise of this judgement would not have a material impact on the amounts recognised.

There are a number of other intangible assets that are controlled but which are not presented on the balance sheet because they do not meet the recognition criteria. These are both acquired and internally generated intangible assets. These include brands, information technology systems, and distribution channels.

	CONSOLIDATED	
	2006	2005
	$m	$m
Note 20. Goodwill		
(a) Composition		
Goodwill	**1,505**	1,452
Net cumulative foreign exchange movements	**(19)**	11
Accumulated impairment charges	**-**	-
	1,486	1,463
(b) Reconciliation of movements for the financial year		
Goodwill at the beginning of the financial year	**1,463**	1,455
Additional goodwill amounts arising from business combinations	**53**	8
Net foreign exchange movements during the financial year	**(30)**	-
Goodwill at the end of the financial year	**1,486**	1,463
(c) Allocation to cash generating units		
Australian personal insurance operations	**418**	418
Australian commercial insurance operations	**724**	724
New Zealand insurance operations	**294**	321
Other cash generating units	**50**	-
	1,486	1,463

The goodwill relating to certain acquisitions outside Australia is denominated in currencies other than Australian dollars and so is subject to foreign exchange rate movements.

There was no impairment recognised during the year (2005 – $Nil). The impairment testing of the goodwill involves the use of accounting estimates and assumptions. The recoverable amount of each cash generating unit is determined on the basis of value in use calculations. The value in use is calculated using a discounted cash flow methodology covering a five year period with an appropriate terminal value at the end of year five, less net assets, for each of the key business units within a cash generating unit.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill:

- Cash flow forecasts - Cash flow forecasts are based on five year business plans presented to and approved by the Board.
- Terminal value - Terminal value is calculated using a perpetuity growth formula based on the cash flow forecast for year five, discount rate (after tax), and terminal growth rate.
- Terminal growth rates - Terminal growth rates are based on past performance and management's expectations for future performance in each segment and country.
- Discount rate - Discount rates used reflect the risk free rate, an appropriate beta and equity risk premium (after tax) in each segment and country, risk adjusted where applicable. Discount rates used are pre-tax.

The cash flow projections derived values for the cash generating units that were in excess of the carrying value of goodwill. Reasonably possible changes in the key assumptions on which the recoverable amounts are based would not cause the respective recoverable amounts for each cash generating unit to fall short of the carrying amounts at 30 June 2006.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 21. Trade and other payables				
Trade creditors				
Commissions payable	-	-	116	111
Stamp duty payable	-	-	69	67
GST payable on premium receivable	-	-	62	58
Other	-	-	179	186
	-	-	426	422
Other payables				
Investment creditors	-	-	40	14
Interest payable on interest-bearing liabilities	1	-	8	8
Other	1	1	186	194
Loan from former related party (i)	-	-	83	83
	2	1	743	721

Trade and other payables are unsecured, non interest-bearing and are normally settled within 30 days. The balance has not been discounted because the effect of the time value of money is not material. The carrying amount of payables is a reasonable approximation of the fair value of the liabilities because of the short-term nature of the liabilities.

(i) The loan from former related party relates to an entity that was previously a subsidiary and is now in liquidation. The loan is expected to be settled in conjunction with the final distribution from that entity by the liquidator.

Note 22. Restructuring provision

(a) Composition

Restructuring of customer-facing outlets			6	1
Other restructuring projects			4	10
Balance at the end of the financial year			10	11
(b) Reconciliation of movements for the financial year				
Balance at the beginning of the financial year			11	29
Additions during the financial year			11	12
Settled during the financial year			(12)	(30)
Balance at the end of the financial year			10	11

All of the provision outstanding at the reporting date is expected to be settled within twelve months (2005 – $11 million).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Notes	PARENT 2006 $m	PARENT 2005 $m	CONSOLIDATED 2006 $m	CONSOLIDATED 2005 $m
Note 23. Interest-bearing liabilities					
(a) Composition					
Unsecured					
NZ senior term notes	(c)(i)	-	-	**41**	91
Subordinated term notes	(c)(ii)	-	-	**299**	299
US subordinated term notes	(c)(iii)	-	-	**323**	315
Derivatives related to US subordinated term notes	(c)(iii)	-	-	**95**	88
Reset preference shares	(c)(iv)	**550**	-	**550**	-
Perpetual subordinated loan	(c)(v)	-	-	**2**	2
Less: capitalised transaction costs		**(3)**	-	**(14)**	(16)
		547	-	**1,296**	779

The carrying value of interest-bearing liabilities (gross, without deducting transaction costs) includes $1,310 million (2005 - $749 million) for the Consolidated entity and $550 million (2005 - $Nil) for the Parent, which is expected to be settled after more than twelve months from reporting date. Other than the reset preference shares, the liabilities are unable to be traded in markets in a standardised form.

(b) Reconciliation of movements for the financial year

	PARENT 2006 $m	PARENT 2005 $m	CONSOLIDATED 2006 $m	CONSOLIDATED 2005 $m
Balance at the end of the previous financial year	-	-	**779**	786
AIFRS transition adjustments				
- Reclassification of reset preference shares *	**550**	-	**550**	-
- Reclassification of capitalised transaction costs *	**(11)**	-	**(11)**	-
- Cumulative amortisation of capitalised transaction costs*	**6**	-	**6**	-
- Fair value transition adjustment for cash flow hedge*	-	-	**7**	-
Balance at the beginning of the financial year	**545**	-	**1,331**	786
Foreign exchange movement on US subordinated term notes	-	-	**8**	(30)
Foreign exchange movement on cash flow hedge	-	-	**(8)**	32
Other fair value movement on cash flow hedge	-	-	**7**	-
Repayment of tranche of NZ senior term notes	-	-	**(46)**	-
Foreign exchange movement on NZ senior term notes	-	-	**(4)**	-
Transaction costs capitalised during the financial year	-	-	-	(12)
Amortisation of capitalised transaction costs	**2**	-	**7**	3
Other foreign exchange movements	-	-	**1**	-
Balance at the end of the financial year	**547**	-	**1,296**	779

* These reconciliation adjustments arose from the election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 38 for further details.

The transaction costs capitalised during the year to 30 June 2005 of $12 million relate to the issuance of the reset exchangeable securities which are held off balance sheet and so not included in interest-bearing liabilities (refer note 1(ff) for further details).

Note 23. Interest-bearing liabilities (continued)

(c) Significant terms and conditions

(i) The NZ senior term notes were issued through IAG (NZ) Holdings Limited's medium-term note programme. NZ$100 million of notes were issued at a discount, with NZ$50 million that matured and was fully repaid in August 2005 and NZ$50 million to mature in August 2008. They are fixed rate notes (7.25% payable semi-annually) with the principal and interest flows denominated in New Zealand dollars. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements.

(ii) The subordinated term notes have a face value of $300 million and were issued at a discount through Insurance Australia Limited's debt issuance programme with $250 million at a fixed rate and $50 million at a floating rate. The notes mature in November 2012, however, they may be redeemed at par at the issuer's option from November 2007 onwards, subject to the approval of APRA. If the notes are not redeemed in November 2007, all notes become floating rate notes with an interest rate of the three month Bank Bill Swap Rate plus a margin of 1.58% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(iii) The US subordinated term notes have a face value of US$240 million and were issued at par by NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited). They are fixed rate notes (5.19% payable semi-annually) with the principal and interest flows denominated in US dollars, which are hedged with cross currency swaps and interest rate swaps. Cash flow hedge accounting is applied for this hedge arrangement (refer note 35 for further information). The notes mature in April 2015, however, they may be redeemed at par at the issuer's option from April 2010 onwards, subject to the approval of APRA. If the notes are not redeemed in April 2010, all notes become floating rate notes with an interest rate of the three month London Inter-Bank Offer Rate plus a margin of 2.04% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(iv) The reset preference shares ("RPS") are a hybrid security with characteristics of both debt and equity. The securities were issued in two tranches referred to as IAGPA (issued June 2002) and IAGPB (issued June 2003) with the first reset date for each tranche being 15 June 2007 and 15 June 2008 respectively. IAG may, prior to any reset date, make changes to certain terms (such as the next reset date, the market rate, the margin and the frequency and timing of the dividend payment dates) which will apply from the day after the relevant reset date. The RPS rank in priority to ordinary shares for the payment of dividends and in the event of a winding up. In a winding up, all RPS will rank equally for return of capital behind all other creditors of IAG, and ahead of ordinary shares. The RPS do not carry voting rights at general meetings, except in limited circumstances.

The RPS entitle the holder to a preferred, but not cumulative, distribution (currently 5.8% per annum for IAGPA and 4.51% per annum for IAGPB). The distributions are payable semi-annually in arrears on 15 December and 15 June and are able to be franked. The distributions are expected to be fully franked and if a distribution is unfranked or partially franked, the distribution will be increased to compensate for the unfranked component. Because of the hybrid nature of the securities, distributions on the RPS are not the same as interest payments and may not always be paid, as there are a number of conditions that must be met before a distribution can be paid. If distributions are not paid on the RPS, no dividends can be paid and no returns of capital can be made on ordinary shares unless IAG takes certain actions.

The RPS may be exchanged by IAG or the holder on a reset date, by the holder upon a specified trigger event (such as change in control of IAG by a takeover bid), or by IAG on a tax event (such as a more than insignificant increase in taxation costs), regulatory event (such as not all of the RPS being entitled to be treated as Tier 1 capital for regulatory reporting purposes) or following certain takeovers or schemes of arrangements. While the holder may initiate an exchange, IAG is able to select the method of exchange being either conversion into ordinary shares, arranging for a third party to acquire the shares for their face value, or to redeem, buy-back or cancel the shares (subject to APRA approval). The RPS convert into ordinary shares that would rank equally in all respects with all other ordinary shares. All conversions into ordinary shares, other than a holder requesting conversion on a reset date, will receive a discount of 2.5% of the ordinary share price used in calculating the number of ordinary shares to be issued on conversion.

(v) The perpetual subordinated loan is between Mutual Community General Insurance Proprietary Limited, a non-wholly owned subsidiary, and the minority interest equity holder in that company. The loan bears a fixed rate of interest.

Note 23. Interest-bearing liabilities (continued)

(d) Financing arrangements

		CONSOLIDATED			
		Facilities drawn at reporting date		**Facilities available**	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
Standby letter of credit facility	(i)	**67**	2	**74**	7
Standby facility	(ii)	**-**	-	**30**	30
Debt issuance programme	(iii)	**299**	299	**750**	750
NZ medium-term note programme	(iv)	**41**	91	**41**	91

Various entities within the Consolidated entity have facilities outstanding with external service providers, mostly banks, providing short term financing arrangements for specific situations including standby letters of credit, and guarantees for lease guarantees and performance bonds.

Notes:

(i) The standby letter of credit facilities are denominated in US dollars and are translated into equivalent Australian dollars using the reporting date exchange rate.

(ii) The standby facility is for liquidity support in the event that Insurance Australia Limited is unable to refinance maturing obligations under the debt issuance programme due to a market disturbance. Interest on this standby facility when drawn down is charged at a margin over the bank bill rate.

(iii) Insurance Australia Limited has a $750 million debt issuance programme. Standard & Poor's has assigned its "AA" long-term and "A-1+" short-term ratings to the programme's senior obligations and "AA-" to its subordinated notes. Insurance Australia Limited is rated "AA" for its insurer financial strength and counterparty credit ratings.

(iv) IAG (NZ) Holdings Limited has a NZ$50 million medium-term note programme (2005 - NZ$100 million). Standard & Poor's has assigned a "AA" long-term rating to the guaranteed and unsubordinated series of wholesale notes issued under the programme. The programme is guaranteed by Insurance Australia Limited. This programme is denominated in New Zealand dollars and is translated into equivalent Australian dollars using the reporting date exchange rate. Exchange rate movements are recognised in the foreign currency translation reserve.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT / CONSOLIDATED			
	2006	2005	**2006**	2005
	Number of shares million	Number of shares million	**$m**	$m
Note 24. Reconciliation of total equity				
(a) Share capital				
Ordinary shares				
Balance at the beginning of the financial year	**1,594**	1,591	**3,263**	3,263
Shares issued under Performance Share Rights Plan	**1**	3	**-**	-
Balance at the end of the financial year	**1,595**	1,594	**3,263**	3,263
Reset preference shares				
Balance at the end of the previous financial year	**6**	6	**539**	539
AIFRS transition adjustments at 1 July 2005				
- Reclassification of reset preference shares [(e)(i)]	**(6)**	-	**(550)**	-
- Reclassification of capitalised transaction costs [(e)(i)]	**-**	-	**11**	-
Balance at the beginning and end of the financial year	**-**	6	**-**	539
Total share capital at the end of the financial year	**1,595**	1,600	**3,263**	3,802

	PARENT		CONSOLIDATED	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Share capital (refer above)	**3,263**	3,802	**3,263**	3,802
(b) Treasury shares held in trust				
Balance at the beginning of the financial year	**-**	-	**(34)**	(21)
Acquisition of shares	**-**	-	**(19)**	(13)
Shares vested and/or released to participants	**-**	-	**13**	-*
Balance at the end of the financial year	**-**	-	**(40)**	(34)
(c) Reserves				
Foreign currency translation reserve	**-**	-		
Balance at the beginning of the financial year	**-**	-	**(6)**	(5)
Net exchange difference on translation of foreign operations	**-**	-	**(18)**	(1)
Hedge of net investment in a subsidiary	**-**	-	**9**	-
Balance at the end of the financial year	**-**	-	**(15)**	(6)
Share based remuneration reserve				
Balance at the beginning of the financial year	**-**	-	**13**	5
Charged to profit for the year	**-**	-	**19**	8
Transfers from the reserve upon vesting of rights/shares	**-**	-	**(13)**	-
Balance at the end of the financial year	**-**	-	**19**	13

* Rounds to zero.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	**2006**	2005
Note 24. Reconciliation of total equity (continued)	**$m**	$m	**$m**	$m
(c) Reserves (continued)				
Hedging reserve				
Balance at the end of the previous financial year	-	-	-	-
AIFRS transition adjustments at 1 July 2005				
- Recognition of cash flow hedges, net of tax (e)(i)	-	-	**(5)**	-
Balance at the beginning of the financial year	-	-	**(5)**	-
Net movements in fair value of derivatives forming hedge	-	-	**1**	-
Net movements in fair value recycled to profit	-	-	**(8)**	-
Net tax impact on movements	-	-	**2**	-
Balance at the end of the financial year	-	-	**(10)**	-
Other reserve				
Balance at the beginning of the financial year	-	-	-	-
Additions during the year	-	-	**-***	-
Balance at the end of the financial year	-	-	**-***	-
Total reserves	-	-	**(6)**	7
(d) Retained earnings				
Balance at the end of previous financial year	**638**	493	**142**	(227)
Net total AIFRS transition adjustments (refer to note 38)	**(7)**	-	**(5)**	-
Adjustment for Safety Insurance at 1 July 2005	-	-	**5**	-
Balance at the beginning of the financial year	**631**	493	**142**	(227)
Profit attributable to equity holders of the Parent	**702**	587	**759**	811
Actuarial gains / (losses) on defined benefit plans, net of tax	-	-	**21**	-*
Vesting of share based remuneration	-	-	**(1)**	-
Dividends declared and paid (e)(ii)	**(647)**	(442)	**(647)**	(442)
Balance at the end of the financial year	**686**	638	**274**	142
Parent interest	**3,949**	4,440	**3,491**	3,917
(e) Minority interests				
Balance at the end of previous financial year	-	-	**586**	689
AIFRS transition adjustments				
- Reclassification of minority interests in unitholders' funds (e)(i)	-	-	**(421)**	-
- Net impact of other AIFRS transition adjustments	-	-	**(1)**	-
Balance at the beginning of the financial year	-	-	**164**	689
Profit attributable to minority interests	-	-	**103**	117
Distributions to minority interests	-	-	**(89)**	(120)
Other movements in unitholders' funds	-	-	-	(100)
Business combination	-	-	**2**	-
Balance at the end of the financial year	-	-	**180**	586
Minority interests comprising:				
- Share capital	-	-	**126**	124
- Retained earnings	-	-	**54**	41
- Foreign currency translation reserve	-	-	**-***	-
- Unitholders' funds	-	-	-	421
Minority interests	-	-	**180**	586
Total equity	**3,949**	4,440	**3,671**	4,503

* Rounds to zero.

Note 24. Reconciliation of total equity (continued)

(i) These reconciliation adjustments arose from the election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 38 for further details.

(ii) Prior to 1 July 2005 the distributions on reset preference shares were included as dividends. From 1 July 2005 onwards the distributions are treated as finance costs and in this reconciliation are included in profit attributable to equity holders of the Parent. Refer to note 38 for further details. Refer to note 23 for further details regarding the instruments.

(f) Notes to sections (a) to (e) above

(i) Share capital

All ordinary shares on issue are fully paid and have no par value (the concepts of authorised capital and par value have been abolished under Australian law). Ordinary shares entitle the holder to a vote at a general meeting of the Company and to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements. Reset preference shares rank before ordinary shares in the event of the Parent being wound up and distributions on reset preference shares are paid in priority to any dividends on ordinary shares.

(ii) Treasury shares held in trust

Share based remuneration is provided in different forms to eligible employees and directors. To satisfy obligations under the various share based remuneration plans, shares are generally bought on-market at or near grant date of the relevant arrangement and held in trust. Upon consolidation of the trusts, the shares held are recognised as treasury shares held in trust, as described in note 1(ee). The balance of treasury shares held in trust at a reporting date represents the cumulative cost of acquiring IAG shares that have not yet been distributed to employees as share based remuneration.

(iii) Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial position and performance of subsidiaries that have a functional currency other than Australian dollars.

Hedging reserve
The hedging reserve is used to record gains or losses on derivatives that form part of hedging relationships which have been designated as cash flows hedges or net investment hedges, as described in note 1(q).

Share based remuneration reserve
The share based remuneration reserve is used to recognise the fair value at grant date of equity-settled share based remuneration provided to employees and directors over the vesting period, as described in note 1(z).

Other reserve
Some of the overseas subsidiaries are required for various regulatory and legal purposes to set aside reserves from their retained earnings. These reserves are not able to be used in the normal course of business.

(iv) Minority interests

Minority interests represent the proportion of equity holders' equity that is attributable to minority shareholders. Minority interests relates to Insurance Manufacturers of Australia Pty Limited (Australia), World Class Accident Repairs (Cheltenham North) Pty Limited (Australia), Mutual Community General Insurance Proprietary Limited (Australia), Mike Henry Travel Insurance Limited (New Zealand), NHCT Limited (Thailand), and Safety Insurance Public Company Limited (Thailand). Prior to 1 July 2005, minority interests also related to IAG Asset Management Cash Management Trust, IAG Asset Management Private Equity Trust, and IAG Asset Management Fund of Hedge Fund, however the third party interest in those trusts is now presented as a liability on the balance sheet. The change in treatment arose from the election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 38 for further details.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	PARENT		CONSOLIDATED	
	2006	2005	2006	2005
Note 25. Notes to the cash flow statements	$m	$m	$m	$m
(a) Composition				
Cash and cash equivalents	1	1	718	456

Cash and cash equivalents comprises cash at bank and on hand and short term deposits. The net carrying amount of cash and cash equivalents is equivalent to the fair value of the assets because of the negligible credit risk and frequent repricing. There are no cash balances held that are not available for use in normal operations.

The carrying amount of the cash and cash equivalents presented on the balance sheet is the same as that used for the purposes of the cash flow statements as there are no bank overdrafts used which are repayable upon demand.

(b) Reconciliation of profit for the year to net cash flows from operating activities

	PARENT 2006 $m	PARENT 2005 $m	CONSOLIDATED 2006 $m	CONSOLIDATED 2005 $m
Profit for the year	702	587	862	928
Depreciation of property, plant and equipment	-	-	47	35
Amortisation of intangibles	-	-	8	13
Realised gains on disposal of investments	-	-	(148)	(221)
Unrealised gains on revaluation of investments	-	-	(295)	(344)
Loss on disposal of property, plant and equipment	-	-	4	-
Foreign exchange (gains) and losses	-	-	34	27
Provision for impairment	-	-	1	1
Other	2	-	31	(21)
Decrease / (increase) in operating assets:				
Premium and other receivables	58	(73)	155	(252)
Prepayments and deferred levies and expenses	-	-	(4)	(67)
Deferred tax assets	(1)	7	(18)	(86)
Increase / (decrease) in operating liabilities:				
Trade and other payables	12	(140)	(77)	74
Provisions	-	-	(9)	78
Current tax liabilities	(77)	(3)	(117)	(29)
Deferred tax liabilities	-	53	16	160
Outstanding claims liability	-	-	43	511
Unearned premium liability	-	-	(146)	114
Net cash flows from operating activities	696	431	387	921

(c) Significant non-cash transactions relating to financing and investing transactions

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities that did not involve cash flows.

Note 26. Acquisitions and disposals of businesses

There were no acquisitions or disposals of businesses by the Parent during the year (2005 – none). The following acquisitions and disposals of businesses relate to the Consolidated entity.

2006

(a) Acquisition of subsidiaries

(i) Acquisition of a Thailand based general insurance business

The Consolidated entity acquired all of the ordinary shares in IAG Insurance (Thailand) Ltd ("IAG Thailand") (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. This subsidiary is involved in general insurance underwriting in Thailand.

The key changes made to bring the financial report of IAG Thailand prepared in accordance with Thai GAAP in line with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(ii) Acquisition of a further interest in a Thailand based listed general insurance business

On 10 February 2006, an additional 16.7% interest was acquired in Safety Insurance Public Company Limited ("Safety Insurance") taking the then 21.6% shareholding to 38.3%. A general tender offer to all Safety Insurance shareholders was subsequently lodged at the end of February 2006. The tender closed on the 27 March 2006 with the Consolidated entity holding 96.09% of the voting share capital. The entity has been deemed to be a subsidiary from 31 March 2006.

Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's 7th largest general insurer and 6th largest motor insurer and currently generates approximately A$100 million in gross written premium per annum. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

The key changes made to bring the financial report of Safety Insurance prepared in accordance with Thai GAAP to comply with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(iii) Acquisition of a specialist New Zealand underwriter

On 3 May 2006 IAG New Zealand Limited acquired a 51% share of Driveright Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, with a contractual obligation, subject to certain criteria being satisfied, to acquire the remaining 49% on or before 31 August 2008.

Note 26. Acquisitions and disposals of businesses (continued)

(a) Acquisition of subsidiaries (continued)

	CONSOLIDATED		
Details of the 2006 acquisitions of subsidiaries are as follows:	**Driveright**	**Safety Insurance**	**IAG Insurance (Thailand)**
	$m	**$m**	**$m**
Purchase price:			
Cash paid	4	68	34
Costs directly associated with acquisition	-	2	2
Total purchase consideration	4	70	36
Fair value of net identifiable assets acquired:			
Cash and cash equivalents	2	10	6
Investments	-	107	18
Receivables	-	30	22
Deferred acquisition costs	-	-	1
Property, plant and equipment	-	9	1
Deferred tax assets	-	8	-
Payables	(1)	(19)	(18)
Current tax liabilities	-	(3)	(1)
Unearned premium liability	-	(58)	(5)
Outstanding claims liability	-	(30)	(14)
Less: minority interests	-	(2)	-
Less: transfer of associate to subsidiary	-	(11)	-
Net identifiable assets acquired during the financial year	1	41	10
Goodwill*	3	29	21
Intangible	-	-	5
	3	29	26

* The goodwill on Safety Insurance includes the goodwill amount on the first acquisition in 1998 (which rounded to zero).

The goodwill is attributable to the synergies expected to arise after the acquisition. The fair value of assets and liabilities are based on discounted cash flow models. No restructuring provisions were created. In addition to the intangible assets recognised and disclosed in the table above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured.

The net cash flow in relation to the acquisitions is as follows:

Cash consideration paid	4	70	36
Cash balance acquired	(2)	(10)	(6)
Net outflow of cash	2	60	30

Contribution from the acquired businesses (from date of acquisition):

Income	-	28	37
Profit before income tax	-	1	1

The gross written premium and profit of the Consolidated entity for the year ended 30 June 2006 would have been higher by $63 million and $3 million respectively, had the subsidiaries acquired during the year been consolidated from the beginning of the financial year.

Note 26. Acquisitions and disposals of businesses (continued)

(a) Acquisition of subsidiaries (continued)

2005
During the year ended 30 June 2005 the consolidated entity made the following acquisitions:

- Mike Henry Travel Insurance Limited: 50.1% acquired on 6 July 2004 for $4 million with a contractual obligation to purchase remaining equity on or before 1 July 2006;
- Clipper Club Underwriters Limited: 100% acquired on 1 January 2005 for $1 million; and
- National Auto Club Underwriters Agency (NZ) Limited: 100% acquired on 1 January 2005 for $6 million.

The total outlay for these acquisitions in 2005 (net of cash acquired) was $7 million. As these acquisitions are not significant to the Consolidated entity no further disclosure is provided.

(b) Other acquisitions

(i) Acquisition of an interest in a Malaysian based composite insurance business

On 31 March 2006, the Consolidated entity acquired a 30% strategic stake in AmAssurance Berhad, a Malaysian based general and life insurer. Based on the annual report for the year ended 31 March 2006 prepared under Malaysian generally accepted accounting principles, AmAssurance Berhad had gross assets of RM1,783 million (approximately A$653 million). The general insurance operations generate an annual gross written premium of RM438 million (approximately A$161 million).

(ii) Lloyd's managing agency and specialist Asian syndicate

In June 2006, the Consolidated entity agreed to acquire a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited (Alba) and have been newly established. The syndicate has access to all markets in which Lloyd's is licensed. The terms of the acquisition are confidential but neither the purchase price nor the capital required in the first two years from completion is material to the Consolidated entity. A letter of credit was issued in support of the Consolidated entity's participation. The terms of the acquisition are subject to final regulatory approval from the relevant regulatory authorities in Singapore and the United Kingdom.

(c) Disposals of subsidiaries

During the year the Consolidated entity disposed of New Zealand Car Parts Limited. As this disposal was not significant to the consolidated entity no further disclosure is provided.

There were no disposals of businesses by the Consolidated entity during the year ended 30 June 2005.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 27. Details of subsidiaries

The following entities constitute the Consolidated entity:

	Notes	Country of incorporation/ formation	Extent of beneficial interest if not 100% 2006	2005
			%	%
Ultimate parent				
Insurance Australia Group Limited		Australia	**n/a**	n/a
Subsidiaries				
Australian general insurance operations				
Insurance Australia Limited		Australia		
NRMA Personal Lines Holdings Pty Limited		Australia		
Insurance Manufacturers of Australia Pty Limited		Australia	**70.00**	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited		Australia	**70.00**	70.00
CGU Insurance Australia Limited		Australia		
CGU Insurance Limited		Australia		
Swann Insurance (Aust) Pty Ltd		Australia		
Mutual Community General Insurance Proprietary Limited		Australia	**51.00**	51.00
NZI Insurance Australia Limited		Australia		
Sitrof Australia Limited		Australia		
CGU-VACC Insurance Limited		Australia		
CGU Workers Compensation (NSW) Limited		Australia		
CGU Workers Compensation (VIC) Limited		Australia		
CGU Workers Compensation (SA) Limited		Australia		
CGU Premium Funding Pty Ltd		Australia		
International operations				
IAG International Pty Limited		Australia		
IAG (NZ) Holdings Limited	C	New Zealand		
IAG New Zealand Limited	C,F	New Zealand		
Mike Henry Travel Insurance Limited	C	New Zealand	**50.10**	50.10
National Auto Club Underwriters Agency (NZ) Limited	C	New Zealand		
Clipper Club Underwriters Limited	C	New Zealand		
Driveright Limited	B	New Zealand	**51.00**	-
New Zealand Insurance Limited	C	New Zealand		
State Insurance Limited	C	New Zealand		
Direct Insurance Services Limited	C	New Zealand		
Swann Insurance (NZ) Limited	C	New Zealand		
IAG (NZ) Share Plan Nominee Limited	C	New Zealand		
The IAG New Zealand Limited Employee Share Plan	C,E	New Zealand		
The IAG Performance Awards Rights Plan for Executives in New Zealand	C,E	New Zealand		
NZI Staff Superannuation Fund Nominees Limited	C	New Zealand		
Belves Investments Limited	C	New Zealand		
IAG Re Limited	C	Ireland		
IAG (Asia) General Pte Ltd	C	Singapore		-
IAG (Asia) Services Pte Ltd	C	Singapore		-
IAG (Asia) Holdings Pte Ltd	C	Singapore		-
NHCT Limited	(ii), C	Thailand	**49.00**	49.00
IAG Insurance (Thailand) Ltd	(iii), C,D	Thailand		
Safety Insurance Public Company Limited	(iv), B,D	Thailand	**96.09**	21.60
IAG Re Labuan (L) Berhad	C	Malaysia		
Beijing Continental Automobile Association Limited	C,D	China		
IAG China (Mauritius)	C	Mauritius		-
China Investments (Mauritius)	C	Mauritius		-
Investment operations				
IAG Asset Management Limited		Australia		
IAG Nominees Pty Limited		Australia		
IAG Portfolio Limited		Australia		
IAG Asset Management Cash Management Trust	(i)	Australia	**62.30**	72.54
IAG Asset Management Private Equity Trust	(i)	Australia	**83.18**	82.85
IAG Asset Management Fund of Hedge Funds	(i)	Australia		

Note 27. Details of subsidiaries (continued)

	Notes	Country of incorporation / formation	Extent of beneficial interest if not 100% 2006	2005
			%	%
Subsidiaries (continued)				
Corporate operations				
NRMA Information Services Pty Limited		Australia		
NRMA Insurance Funding 2003 Limited		Australia		
IAG Finance (New Zealand) Limited		Australia		
Insurance Australia Group Services Pty Limited		Australia		
IAG & NRMA Superannuation Pty Limited	A	Australia		
IAG Share Plan Nominee Pty Limited	A	Australia		
The IAG Share and Performance Award Rights Plan Trust	E	Australia		
ACN 007 078 140 Pty Limited	A	Australia		
Subsidiaries that commenced deregistration after the year ended 30 June 2006				
Sitrof Life Holdings Limited		Australia		
Sitrof Superannuation Pty Ltd		Australia		
Subsidiaries that commenced deregistration during the year ended 30 June 2006				
SWAPL Pty Limited	A	Australia		
Entities de-registered during the year ended 30 June 2006				
ACN 069 065 158 Pty Limited	A	Australia	-	
Entities disposed of during the year ended 30 June 2006				
New Zealand Car Parts Limited	C	New Zealand	-	

General notes relating to a number of subsidiaries

A Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.
B Audited by accounting firms not affiliated with KPMG.
C Audited by overseas KPMG firms.
D All subsidiaries have a 30 June financial year end, except these companies which have a 31 December year end. These entities have been consolidated using financial information as at 30 June.
E These entities have been deemed to be controlled for the first time under AIFRS. Refer note 38.
F All subsidiaries have only ordinary shares on issue except this entity also has perpetual preference shares on issue.

The following special conditions exist with respect to certain subsidiaries

(i) As at the reporting date, the Consolidated entity has a majority holding, is the Responsible Entity for, and has the capacity to control, IAG Asset Management Cash Management Trust, IAG Asset Management Private Equity Trust and IAG Asset Management Fund of Hedge Funds.

(ii) IAG International Pty Limited owns 49% of the share capital of NHCT Limited and has a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is considered a subsidiary of IAG International Pty Limited. The remaining 51% is held by Allessi Capital Co., Ltd, a company registered in Thailand.

(iii) IAG International Pty Limited owns 25% directly in IAG Insurance (Thailand) Ltd and is able to govern the financial and operating policies of the company through a further 75% interest held indirectly through its holding in NHCT Limited.

(iv) During the year, a controlling interest was acquired in Safety Insurance Public Company Limited. For the comparative period, a strategic investment was held in the company of 21.6% of the issued capital carrying voting rights.

Note 28. Details of joint ventures and associates

(a) Interests in the joint ventures and associates

	Notes	Reporting date	Country of formation	Carrying value 2006	Principal activity	Ownership interest 2006	Ownership interest 2005
				$m		%	%
Joint venture							
NTI Limited	(i), A,C	31 December	Australia	**2**	Managing co-insurance arrangement	**50.00**	50.00
Associates							
AmAssurance Berhad	C	31 March	Malaysia	**71**	Insurance underwriting	**30.00**	-
First Rescue and Emergency (NZ) Limited	A,C	31 March	New Zealand	**1**	Roadside assistance	**50.00**	50.00
Loyalty New Zealand Limited	A,C	31 March	New Zealand	**-***	Loyalty programme	**25.00**	25.00
Sureplan NZ Limited	A,C	31 March	New Zealand	**-***	Fleet risk management	**30.00**	30.00
AR Hub Pty Ltd	A,B	30 June	Australia	**-***	Software development	**33.33**	33.33
				74			

*Amounts round to zero.

General notes relating to a number of joint ventures and associates

A Investment is measured at cost in the Consolidated entity due to materiality.
B Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.
C Audited by accounting firms not affiliated with KPMG.

None of the associates are listed on a stock exchange. Those entities that are equity accounted and that do not have a 30 June financial year end are equity accounted for using financial information for the year to 30 June which includes, at least in part, unaudited management results.

The following special conditions exist with respect to the joint venture

(i) CGU Insurance Limited, a subsidiary of the Consolidated entity, has a 50% interest in NTI Limited, the principal activity of which is to facilitate a co-insurance arrangement of commercial motor vehicle business. The Consolidated entity's portion of the results of the co-insurance arrangement is recorded directly in its accounting records.

	CONSOLIDATED 2006	CONSOLIDATED 2005
	$m	$m
(b) Reconciliation of movements in investment in joint ventures and associates for the financial year		
Balance at the beginning of the financial year	**8**	8
Adjustment for Safety Insurance at 1 July 2005	**5**	-
Balance at the beginning of the financial year	**13**	8
Investment in associate acquired during the financial year	**73**	-
Share of associate's net profit	**2**	-
Associate transferred to subsidiary	**(11)**	-
Foreign currency exchange movements	**(3)**	-
Balance at the end of the financial year	**74**	8

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED	
	2006	2005
Note 28. Details of joint ventures and associates (continued)	$m	$m
(c) Share of associate's profit for the financial year		
Profit before and after income tax	**2**	-

The following disclosures relate only to the investment in AmAssurance, as all other investments in joint ventures and associates are not significant.

(d) Summarised financial information of associate

These disclosures relate only to the investment in AmAssurance, as all other investments in joint ventures and associates are not significant.

Assets	**653**	-
Liabilities	**590**	-
Revenue *	**317**	-
Profit *	**14**	-

* These amounts are for the year ended 31 March 2006, being the financial year of AmAssurance, and not the period during which the entity was an associate. These amounts have been extracted from the audited financial report of AmAssurance.

(e) Commitments and contingent liabilities

There are no capital or other commitments or contingent liabilities arising from the investment in AmAssurance that are significant to the Consolidated entity.

	Notes	CONSOLIDATED 2006	2005
		$m	$m
Note 29. Employee benefits			
(a) Employee benefits provision			
Annual leave		**75**	70
Long service leave		**56**	49
Cash based incentive arrangements		**72**	74
Defined benefit pensions (i)		**11**	13
Defined benefit superannuation plans (ii)	31	**(7)**	23
		207	229

(i) There is one defined benefit pension arrangement in Australia with a discounted liability as at 30 June 2006 of $8 million (2005 - $9 million) involving 86 participants (2005 – 93), and one defined benefit pension arrangement in New Zealand with a discounted liability as at 30 June 2006 of $3 million (2005 - $4 million) involving 52 participants (2005 - 55). These liabilities are met from the general assets of the relevant entities rather than assets being set aside in trust. Further details are not disclosed, as the financial impact of these arrangements is not significant to the Consolidated entity.

(ii) The 30 June 2006 amount for defined benefit superannuation plans represents an asset that should be presented separately on the balance sheet but is included here to align with the presentation of the comparative as the amount is not significant.

The carrying value of employee benefits includes $38 million (2005 - $67 million) which is expected to be settled after more than twelve months from reporting date.

(b) Employee numbers

The Consolidated entity had 12,093 employees on full time equivalent basis as at 30 June 2006 (2005 - 11,502).

(c) Cash based incentive arrangements

(i) Short-term incentive plan

The short-term incentive plan continued in operation during the year ended 30 June 2006. Eligible employees have the capacity to earn a proportion of their base pay (generally up to 10%, 15%, 20%, 30% or 45%) depending on an employee's role and responsibilities, as a cash incentive annually. The incentive payments are determined based on a range of corporate, divisional and individual measures and goals.

Employees, with maximum incentives of 20% and over, may elect to receive up to a maximum of 50% of their short-term incentive plan benefit in the form of IAG shares rather than cash through the related bonus equity share plan. The plan facilitates the voluntary election to receive part of a bonus in the form of IAG shares and does not represent an additional remuneration benefit to the employee. The acquisition of the shares is funded by the participating employee's remuneration. There are no vesting conditions attached to the shares provided, there are limited forfeiture conditions, and they carry full dividend entitlements and voting rights from the time of allocation. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of between one and ten years (nominated by the participating employee) or until such time as the participating employee ceases relevant employment, whichever is earlier, after which they are released to the employee.

(ii) IMA long-term incentive scheme

A long-term incentive is provided to relevant Insurance Manufacturers of Australia Pty Limited ("IMA") personnel split evenly between two components. One component comprises an equity settled share based payment through the performance award rights plan (refer note 30(a)). The other component is a cash based incentive arrangement involving a hurdle relating to compound growth in the IMA underwriting result. Each participant may elect to receive the cash based incentive payment, if any, in the form of cash, superannuation contributions, or a combination of these.

Note 30. Share based remuneration

The provision of share based remuneration creates a link between shareholder value creation, financial performance and rewarding employees. Share based remuneration encourages employee share ownership, links employee reward to the performance of the IAG Group and assists with retention of key personnel. This type of remuneration aims to focus performance so that over the longer term shareholder value will increase.

The obligations under share based payment arrangements are covered by the on-market purchase of IAG ordinary shares which are held in trust. The shares are purchased on or near grant date at the prevailing market price. The arrangements are managed using in-house trusts, one for Australia and two for New Zealand, which are controlled for accounting purposes and so are subsidiaries of the Consolidated entity. The trustee for each trust is a subsidiary of the Consolidated entity. The trusts are administered by an external company.

The number of shares purchased to cover each tranche is determined by the trustee based on independent actuarial advice. The trusts allow for excess shares purchased in relation to one plan to be used to meet obligations of the other plans at the trustee's discretion. The trusts held 9,399,771 shares as at 30 June 2006 (2005 – 9,090,114 shares) representing 0.59% (2005 - 0.57%) of the share capital. This includes shares that are not controlled for accounting purposes and so not recognised as treasury shares.

Trading in IAG shares that are awarded under the share based remuneration arrangements is covered by the same restrictions that apply to all forms of share ownership by employees. These restrictions limit an employee trading in IAG shares where they are in a position to be aware, or are aware, of price sensitive information.

Share based remuneration is provided through three different plans each of which have different purposes and different rules. A further plan, the Performance Share Rights Plan (refer below), closed for further new rights issues during the year ended 30 June 2003, and had an insignificant impact on the current financial year. The share based remuneration expense amounts are included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(a) Performance award rights ("PARs") plan

The PARs Plan continued in operation during the year ended 30 June 2006. There are effectively two plans in operation, one for Australia and one for New Zealand, however the structure of the plans is the same. The rights are granted for nil consideration, are non-transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on-market and held in trust to satisfy future exercise of the rights.

Note 30. Share based arrangements (continued)

(a) Performance award rights ("PARs") plan (continued)

The rights may vest between three and five years (the performance period) from base date (calculation date selected for each tranche) subject to the satisfaction of two vesting conditions. The first vesting condition is not market related and requires the participant to continue in relevant employment. The second vesting condition is a market related performance hurdle based on a comparison of IAG's total shareholder return ("TSR", the measure of return on an investment in IAG ordinary shares) with the TSR of a peer group of companies in the S&P/ASX 100 index. The peer group includes insurers and non-insurers because the IAG Group competes for investment funds with a range of large listed companies across many industries. For the performance hurdle, a tiered vesting scale is applied, such that the percentage of allocated rights that vest increases proportionately as IAG's TSR performance increases from the 50th percentile to the 75th percentile of the peer group. Below the 50th percentile no rights vest while at or above the 75th percentile all of the rights vest. Testing for the satisfaction of the performance hurdle generally occurs quarterly during the performance period.

There are additional circumstances in which the rights may vest such as a takeover of IAG. If either of the vesting conditions is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire ten years from grant date where they have not previously lapsed or been exercised.

The following information relates to rights issued under the PARs Plan:

Grant date	Fair value at grant date	Rights on issue at beginning of year	Rights granted during year	Rights exercised during year	Rights lapsed during year	Number of rights at end of year On issue	Exercisable
24/12/2002	$1.870	3,820,592	-	1,602,050	29,928	2,188,614	523,047
22/09/2003	$2.840	4,008,978	-	-	95,509	3,913,469	-
10/12/2003	$2.764	400,000	-	-	-	400,000	-
26/03/2004	$3.287	948,758	-	-	6,972	941,786	-
17/09/2004	$2.715	4,238,000	-	-	112,000	4,126,000	-
30/11/2004	$2.718	905,500	-	-	-	905,500	-
30/03/2005	$3.269	41,000	-	-	-	41,000	-
19/09/2005	$3.187	-	4,561,500	-	61,500	4,500,000	-
30/11/2005	$2.596	-	705,500	-	12,500	693,000	-
22/03/2006	$3.145	-	189,000		-	189,000	-
		14,362,828	5,456,000	1,602,050	318,409	17,898,369	523,047

The fair value of the rights is calculated as at the grant date using the Monte Carlo valuation methodology. The valuations take into account the probability of achieving the market related performance hurdle. For those rights granted during the year to 30 June 2006, the following significant factors and assumptions were used:

Grant date	19/09/2005	30/11/2005	22/03/06
Share price on grant date ($)	$5.42	$5.25	$5.43
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	5.63%	5.84%	5.74%
Expected share price volatility (%)	25%	25%	25%
Expected dividend yield (%)	4.98%	5.14%	5.16%
Expected life of rights (years)	3.962 years	3.884 years	3.518 years

Some of the assumptions, including expected share price volatility, are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

Note 30. Share based arrangements (continued)

(b) Performance share rights ("PSRs") plan

The PSRs plan was in operation from December 2000 and closed for further new rights issues during the year ended 30 June 2003. The following information relates to rights issued under the PSRs Plan:

Grant date	Fair value at grant date	Rights on issue at beginning of year	Rights exercised during year	Rights lapsed during year	Number of rights at end of year On issue	Exercisable
21/12/2000	$1.70	-	-	-	-	-
30/04/2001	$1.67	336,600	211,600	20,000	105,000	105,000
02/08/2001	$2.14	113,200	65,700	-	47,500	47,500
22/10/2001	$1.84	-	-	-	-	-
13/12/2001	$2.30	60,000	60,000	-	-	-
05/03/2002	$2.68	306,017	306,017	-	-	-
15/07/2002	$2.28	102,222	102,222	-	-	-
		918,039	745,539	20,000	152,500	152,500

Further details are not disclosed because the PSRs plan is a closed plan and the financial impact of this plan is not significant.

(c) Non-executive directors' share plan

The non-executive director's share plan continued in operation during the year ended 30 June 2006. Non-executive Directors are required to receive at least 20%, but not in excess of 90%, of their annual base fee (at the time shares are allocated) in IAG shares, rather than in cash. Annual share allocations are generally made effective from 1 December each year. The shares vest on a pro-rata daily basis with limited forfeiture conditions and the participant is entitled to dividends and other shareholder rights during the vesting period. The on-market share price at grant date is used as the fair value of the equity instruments granted which for those granted during the current reporting period was $5.17. The shares are purchased on market and held in trust subject to a restriction period, for tax purposes, of between one and ten years. The number of shares purchased is determined by the amount of the base fee each Director is to receive in IAG shares, the weighted average market price of the shares at the date of allocation, and the trustee's discretion to use excess shares from another plan.

Further details are not disclosed as the financial impact of this plan is not significant.

(d) Employee share plans

There are employee share plan arrangements in place for both Australian and New Zealand employees. The employee share plans involve the granting of shares (sometimes restricted shares which are subject to a holding lock) to a substantial percentage of employees in both Australia and New Zealand, arranged through different trusts with different terms and conditions. New tranches were awarded for Australia and New Zealand in November 2005, with the previous arrangements having grant dates of 19 March 2001 for Australia and 11 October 2002 for New Zealand.

(i) Australia

During the year to 30 June 2006, a grant of 1,472,064 shares was made to 7,872 employees in Australia (187 shares to each participant). The grant date was 18 November 2005. Participation in the plan was open to employees that were not directors, that were not participants in the PARs Plan, that had completed at least twelve months service on a date set prior to the allocation date, and that remained in relevant employment on the allocation date being 18 November 2005.

The offer was predicated on exceeding a performance target based on IAG's total shareholder return for the 12 months to 30 June 2005. Eligible employees who accepted the offer received an allocation of IAG shares to the equivalent value of $1,000 based on the volume weighted average price at which IAG shares traded on the Australian stock exchange for the week up to and including the allocation date. The tranche was designed to comply with the conditions set out in the Australian tax legislation which gives permanent employees the opportunity to acquire up to $1,000 worth of shares at their tax market value in any one financial year as tax-exempt remuneration. Although the number of shares paid to each employee is determined by a cash amount, the payment is made in shares and is therefore treated as an equity settled share based payment.

Note 30. Share based arrangements (continued)

(d) Employee share plans (continued)

(i) Australia (continued)

The shares were granted for nil consideration. Shares granted under the plan vested immediately but remain held in trust on behalf of the participants subject to a restriction period of the earlier of three years from the allocation date or cessation of employment. The participants are entitled to dividends, which are paid directly to the participants, and other shareholder rights during the restriction period. The cost of acquiring the shares on-market in the days leading up to the grant was used as a proxy for the grant date fair value of the equity instruments.

Shares subscribed under this plan were purchased on-market. The full cost of purchasing the shares on-market of $8 million (including brokerage) was recognised as an expense in the year to 30 June 2006.

Previous tranche
Under the previous tranche of the employee share plan for Australian employees, eligible employees received an allocation of IAG shares to the value of 5% of their total salary for no consideration. The grant date for the tranche was 19 March 2001. The restricted shares were subject to a two year vesting period which ended on 19 March 2003 and a further three year restriction period which ended on 19 March 2006. Shares were purchased in 2001 to support the tranche. All of the remaining shares were transferred from the plan during the current financial year upon expiry of the restriction period. There is no expense for this tranche relevant to the year ended 30 June 2006 (2005 – $Nil) with previous expense allocations being based on an allocation of the cost to acquire the shares. The tranche will have no financial impact on future financial reporting periods.

(ii) New Zealand

During the year to 30 June 2006, a grant of 287,232 shares was made to 1,536 employees in New Zealand (187 shares to each participant). The grant date was 18 November 2005. The general terms of the offer are the same as the Australian tranche however because of the different taxation laws, the New Zealand tranche is subject to a 3 year vesting period. There remained in the plan 177,307 shares from the previous tranche which were able to be used for the current tranche and so only an additional 109,925 shares were purchased for the current tranche.

Employees that cease relevant employment before completion of the vesting period forfeit any rights to the shares. Under certain circumstances such as retirement, death or permanent disability, the vesting period may be waived. Forfeited shares may be reallocated as part of a future approved offer or disposed of at the discretion of the trustee. Dividends received on forfeited shares may, at the trustee's discretion, be used to defray costs of administering the plan. Participants are entitled to dividends and full voting rights during the vesting period.

Previous tranche
Under the previous tranche of the employee share plan for New Zealand employees, eligible employees received an allocation of IAG shares to the value of NZ$1,500, for nominal consideration of NZ$1. The grant date for the tranche was 11 October 2002. The shares were subject to a three year vesting period which ended on 11 October 2005 and no subsequent restriction period. Shares were purchased in 2002 to support the tranche. The final shares for the tranche that vested were transferred from the plan during the current financial year with the remaining shares being used for the new tranche. The expense incurred for this tranche relevant to the year ended 30 June 2006 was $Nil (2005 - $0.5 million) based on an allocation of the cost to acquire the shares. The tranche will have no financial impact on future financial reporting periods.

Note 31. Superannuation

Contributions are made to a number of superannuation plans both in Australia and New Zealand. The majority of employees are defined contribution members with fewer than 8% (2005 – 9%) of employees participating on a defined benefit basis. Entry to defined benefit plans is closed and so all new employees are provided with defined contribution arrangements. The plans provide benefits for members or their dependants in the form of lump sum or pension payments generally upon ceasing relevant employment.

The superannuation expense for the year is included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(a) Defined contribution superannuation arrangements

Contributions to the plans are made in accordance with the governing rules of each plan together with the Australian Superannuation Guarantee legislation and, for some plans, obligations under industry awards. The contributions are generally based on a percentage of employees' salaries.

The Consolidated entity contributed $78 million to the IAG & NRMA Superannuation Plan ("the Plan") for defined contribution members during the year (2005 - $10 million, the Plan was on contribution holiday for 11 months of the year as the governing rules of the Plan allow any surplus to be used to meet the contributions that would otherwise have been payable for both the defined benefit and defined contribution members of the Plan) and there were no employer contributions payable at the end of the year for those members (2005 - $Nil).

The Consolidated entity is not exposed to risks or rewards of the defined contribution arrangements and has no obligations beyond the payment of contributions.

(b) Defined benefit superannuation arrangements

Employees who are entitled to defined benefit superannuation arrangements are members of one of three superannuation plans each of which are funded plans. The defined benefit sections of those plans are closed to new members and so membership is reducing over time. Contributions to the plans are made in accordance with the governing rules of each plan and the contribution recommendations of an independent actuary. In contrast to defined contribution superannuation arrangements, the future cost of the defined benefit plans is not known with certainty in advance. The benefits received for defined benefit members are generally based on length of service and final average salary together with the member's own contributions (if any). The net positions of the plans are recognised on the balance sheet of the Consolidated entity.

Two of the plans are in New Zealand (the NZI Superannuation Fund and the IAG New Zealand Limited Staff Pension Scheme) with 23 defined benefit members as at 30 June 2006 (2005 - 32) with a combined surplus of $2.6 million (2005 - $2.4 million). These New Zealand defined benefit superannuation arrangements are not disclosed in more detail as the financial impact of these arrangements is not significant to the Consolidated entity.

All Australian employees with defined benefit superannuation arrangements are members of the Plan. The Plan had 881 defined benefit members as at 30 June 2006 (2005 – 980). The Consolidated entity has contributed to the Plan during the year in accordance with the recommendations of the actuary and has contributed $7 million for defined benefit members (2005 - $1 million, contribution holiday for 11 months of the year). There were no employer contributions payable at the end of the year (2005 – $Nil).

There are two subsidiaries in the Consolidated entity, being Insurance Australia Group Services Pty Ltd and Insurance Manufacturers of Australia Pty Limited, with employees that are defined benefit members of the Plan. While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the Plan. For the measurement of the net financial position of the Plan for recognition on the balance sheets of the employers sponsors, the assets of the Plan are allocated between the employers in proportion to the actuarial reserves for each entity.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 31. Superannuation (continued)

(b) Defined benefit superannuation arrangements (continued)

The following information relates only to the part of the Plan for employees of the Consolidated entity that are entitled to defined benefit superannuation arrangements. Actuarial valuations are performed at each reporting date by Guy Holley, BEc FIAA of Mercer Human Resource Consulting. The financial information disclosed below has been prepared in accordance with AASB 119 *Employee benefits*, except where otherwise stated:

	2006		2005	
	Number	**$m**	Number	$m
Number of defined benefit members	**881**		980	
Fair value of net assets		**191**		178
Present value of defined benefit obligation *		**(186)**		(203)
Defined benefit surplus / (deficit)		**5**		(25)

* Inclusive of contribution tax liability or asset

The calculation of the net financial position of the Plan under AASB 119 is different to the calculation used for determination of the funding position of the Plan (refer (ix)). While the majority of the underlying assumptions are the same, the contributions made to the Plan in accordance with the recommendations of the actuary, and in compliance with the terms of the Trust Deed, are not based on the AASB 119 net financial position. The key difference is the discount rate used. An employer can meet all of its superannuation contribution obligations and still have to recognise a liability for a net financial deficit under AASB 119.

	2006	2005
	$m	$m
(i) Reconciliation of the movement in the present value of the defined benefit obligation		
Defined benefit obligation at the beginning of the financial year	**200**	189
Current service cost	**9**	9
Interest cost	**8**	10
Contributions by plan participants	**2**	1
Actuarial (gains) and losses	**(14)**	7
Benefits paid	**(18)**	(16)
Defined benefit obligation at the end of the financial year	**187**	200
(ii) Reconciliation of the movement in the fair value of assets		
Fair value of assets at the beginning of the financial year	**178**	235
Expected return on plan assets	**12**	16
Actuarial gains and (losses)	**10**	19
Contributions by employers	**7**	1
Contributions by plan participants	**2**	1
Benefits paid	**(18)**	(16)
Use of surplus to fund defined contribution members	**-**	(78)
Fair value of assets at the end of the financial year	**191**	178

	2006	2005
	$m	$m
Note 31. Superannuation (continued)		
(b) Defined benefit superannuation arrangements (continued)		
(iii) Reconciliation of the present value of the defined benefit obligation and the fair value of the net assets to the assets and liabilities recognised on the balance sheet		
Fair value of net assets	**191**	178
Present value of funded defined benefit obligation (net discount rate)	**(187)**	(200)
Net defined benefit asset / (liability)	**4**	(22)
Contribution tax asset / (liability)	**1**	(3)
Net asset / (liability) recognised on the balance sheet	**5**	(25)
(iv) Items recognised from reporting date valuation		
Current service cost	**8**	9
Interest cost (net of tax)	**9**	10
Expected return on plan assets	**(12)**	(16)
Actuarial (gains) and losses	**(29)**	-
Defined benefit expense	**(24)**	3
Accumulation contributions – employer *	**-**	59
Accumulation contributions – salary sacrifice *	**-**	12
Insurance costs and expenses (Accumulation Plan) *	**-**	7
Total net amount recognised from reporting date valuation	**(24)**	81

* The governing rules of the Plan allow any surplus to be used to meet the contributions that would otherwise have been payable for both the defined benefit and defined contribution members of the Plan.

	Allocation percentage	
	2006	2005
(v) Plan assets	**%**	%
The percentage invested in each asset class at reporting date:		
Australian shares	**37.1**	34.8
Overseas shares	**25.4**	25.1
Listed property trusts	**10.2**	10.0
Fixed interest	**24.6**	24.6
Cash	**2.7**	5.5

The assets of the Plan are managed by the IAG Group. The assets of the Plan do not include any shares issued by the Consolidated entity nor any property or other assets used by the Consolidated entity.

To determine the expected rate of return on assets, the actuary has considered the expected future investment returns for each major asset class net of investment tax and investment fees. These estimated returns for each asset class have been used to calculate the expected rate of return on the assets supporting the defined benefits based on the Plan's target asset allocation and allowing for correlations of the investment returns between asset classes. The actual return on Plan assets for the year ended 30 June 2006 was 15.6% (2005 – 11.9%).

Note 31. Superannuation (continued)

(b) Defined benefit superannuation arrangements (continued)

(vi) Actuarial assumptions

Assumptions used in the determination of the financial position of the Plan are reviewed annually and determined in conjunction with the independent actuaries to the Plan. The principal actuarial assumptions used in determining the financial position of the Plan include:

	2006	2005
	%	%
Discount rate (gross) / (net) *	**5.1 / 4.3**	5.9 / 5.0
Expected rate of return on plan assets supporting pension liabilities	**7.4**	7.4
Expected rate of return on other plan assets	**6.9**	6.9
Expected future salary increases	**4.0**	4.0
Future pension increases – adult / child	**2.5 / 0.0**	2.5 / 0.0

* The discount rate has been determined by reference to the market yields on government bonds.

(vii) Sensitivity of measurement to actuarial assumptions

The superannuation arrangements are by nature long term. The majority of the assumptions reflect this and are not changed to reflect short term variations in factors. The discount rate required to be applied must reflect the market yields on government bonds and so is subject to change if those yields change. A one percent reduction in the discount rate would result in a $17 million increase in the present value of the defined benefit obligation of the Plan and result in the net financial surplus becoming a $20 million deficit.

(viii) Historical information

The experience adjustments are as follows:

	2006		2005	
	$m	%	$m	%
Plan liabilities	**6**	**3.3**	6	3.2
Plan assets	**10**	**5.4**	19	10.7

The experience adjustments are based on the actuarial gain or loss after removing the impact of any change in assumptions.

Note 31. Superannuation (continued)

(b) Defined benefit superannuation arrangements (continued)

(ix) Funding obligations

The financial information disclosed below has been determined in accordance with AAS25 *Financial Reporting by Superannuation Plans*, using the Attained Age Actuarial Funding method.

	2006	2005
	$m	$m
Net market value of plan assets	190	177
Present value of accrued benefits	(161)	(161)
Defined benefit surplus / (deficit)	29	16
Vested benefits	151	150

	2006	2005
	%	%
Contribution recommendation current at the end of the financial year	15.3	15.3
It is estimated that the employer contributions to the Plan for defined benefit members for the year to 30 June 2007 will be $7 million.		
The principal actuarial assumptions used in determining the financial position of the Plan in accordance with AAS 25 and the funding recommendation include:		
Expected investment returns – pension assets / other assets	7.5 / 7.0	7.5 / 7.0
Expected future salary increases	4.0	4.0
Future pension increases – adult / child	2.5 / 0.0	2.5 / 0.0

The accrued benefits are determined on the basis of the present value of expected future payments that arise from membership up to the measurement date. The accrued benefits are determined by reference to expected future salary levels and are discounted by using a market-based, risk-adjusted discount rate. Vested benefits are the benefits which would be payable to members if they all voluntarily resigned as at the reporting date.

Assumptions used in the determination of the financial position of the Plan are reviewed annually and determined in conjunction with the independent actuary to the Plan. Changes in financial and/or demographic assumptions, or changes in the relevant regulatory environment, could significantly impact the financial position of the Plan. The financial position of the Plan is calculated at a specific point in time, however the superannuation arrangements are by nature long term. Short term variations between long term actuarial assumptions and actual experience will cause the net funding status of the Plan to change without impacting on the long term viability of the Plan.

The contribution recommendation uses a different actuarial methodology and a different discount rate assumption to that used in determining the financial position for measurement on the balance sheet of the employer sponsor. In determining the contribution recommendation, the actuarial valuation method focuses on the funding of benefits for current members, irrespective of whether they stem from past or future membership, whereas, for financial reporting purposes, the present value of expected future benefit payments does not include benefits that have not yet accrued. The difference in methodologies used for determining the employer contributions and the measurement of the asset/liability recognised on the balance sheet mean that a liability may be recognised even where the employer has met all of the superannuation contribution obligations.

	CONSOLIDATED	
	2006	2005
	$m	$m
Note 32. Commitments		
Commitments are not recorded on the balance sheet but are disclosed here at their face value.		
(a) Capital commitments		
Property		
- due within 1 year	**3**	5
(b) Operating lease commitments		
Property		
- due within 1 year	**81**	89
- due within 1 to 2 years	**65**	85
- due within 2 to 5 years	**56**	112
- due after 5 years	**24**	21
Plant and equipment		
- due within 1 year	**12**	34
- due within 1 to 2 years	**7**	24
- due within 2 to 5 years	**5**	7
	250	372

Certain property, motor vehicles and computer equipment are leased under non-cancellable operating leases. Most leases are subject to annual reviews with increases subject to a set percentage or based on either movements in consumer price indices or operating criteria. Where appropriate, a right of renewal has been incorporated into the lease agreements at which time all terms and conditions may be renegotiated. There are no options to purchase the relevant assets on expiry of the lease. The operating lease commitments for property are to an extent offset by the receipt of sub-lease income of approximately $6 million per year from non-cancellable subleases.

	2006	2005
(c) Software licence and rental commitments		
- due within 1 year	**39**	41
- due within 1 to 2 years	**3**	26
- due within 2 to 5 years	**1**	3
	43	70
(d) Other commitments		
- due within 1 year	**9**	4
- due within 1 to 2 years	**9**	2
- due within 2 to 5 years	**6**	2
	24	8

Note 33. Contingencies

Contingent liabilities are not recognised on the balance sheet but are disclosed here, unless the possibility of settlement is remote, in which case no disclosure is made. If settlement becomes probable, a provision is recognised. The best estimate of the settlement amount is used in measuring a contingent liability for disclosure.

(a) Contingent liabilities

In the normal course of business, transactions are entered into that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;

(ii) various types of investment contracts including forward foreign exchange contracts, financial futures, interest rate swaps, exchange traded options, forward rate agreements and other underwriting subscription contracts, usually as part of the management of the Consolidated entity's investment portfolios (refer note 35 for details regarding the exposures);

(iii) undertakings for maintenance of net worth and liquidity support to subsidiaries in the Consolidated entity. It is normal practice to provide wholly-owned subsidiaries with support and assistance as may be appropriate with a view to enabling them to meet their obligations and to maintain their good standing. Such undertakings constitute a statement of present intent only and are not intended to give rise to any binding legal obligation; and

(iv) guarantees for performance obligations, including a letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London (refer 26(b)).

The Directors do not believe there are any other potential material exposures to the Consolidated entity and know of no event that would require it to satisfy the guarantees or take action under a support agreement.

(b) Reset exchangeable securities

In respect of the issue of reset exchangeable securities ("RES") by a wholly-owned subsidiary, IAG Finance (New Zealand) Limited ("IAGF NZ"):

(i) IAGF NZ has granted to Permanent Trustee Company Limited ("Trustee"), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the Portfolio Management Agreement and certain intragroup receivables. IAG Portfolio Limited, a wholly-owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments ("Portfolio") and a floating charge over its rights, property and undertaking as security to the RES holders.

(ii) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on the RES.

(iii) In the event of an interest payment on the RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on the RES.

(iv) IAG may exchange some or all of the RES for preference shares issued by IAG at any time. This exchange right is considered an embedded derivative within the RES and is recognised at fair value on the balance sheet. The exchange right has been assessed as having a fair value of nil at 30 June 2006.

(v) IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(vi) IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(vii) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(viii) IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including costs of the trustee and custodian.

(ix) IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on the RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on the RES.

Note 33. Contingencies (continued)

(c) Fiduciary activities

The Consolidated entity's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts. The funds managed on behalf of third parties which are not included in the Consolidated entity's balance sheet had a fair value as at 30 June 2006 of $1,969 million (2005 - $2,920 million). This does not include the investment by third parties in the IAG Asset Management Wholesale Trusts presented as minority interests in unitholders' funds on the balance sheet. The Consolidated entity is exposed to operational risk relating to managing these funds on behalf of third parties.

Note 34. Related party disclosures

(a) Controlling entities

The ultimate parent entity in the Consolidated entity is Insurance Australia Group Limited which is incorporated in Australia.

(b) Subsidiaries

The Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries (information in relation to ownership interests is provided in note 27). The IAG Group operates a shared services model with the use of dedicated units (such as head office finance providing accounting and processing services to operational entities) and entities (such as an entity that provides employee services, a technology company that provides software development services, and a reinsurance captive providing reinsurance services). All such intragroup transactions are charged to the relevant entities on either normal commercial terms and conditions, a direct and actual cost recovery basis or time allocation basis. Certain entities are economically dependent on other entities in the IAG Group. There are also loans between entities in the Consolidated entity. Only the transactions between the Parent and the wholly-owned subsidiaries are disclosed here because all other transactions that have occurred among entities within the Consolidated entity have been eliminated for consolidation purposes.

Aggregate amounts included in the determination for the Parent of profit before income tax for the year that resulted from transactions with related parties within the wholly-owned group were as follows:

	PARENT	
	2006	2005
	$m	$m
Dividend revenue	**746**	585
Interest expense	**26**	-
Aggregate amounts receivable from, and payable to, related parties in the wholly-owned group were as follows:		
Amounts receivable	**160**	215
Amounts payable	**84**	73
Loans receivable	**-**	5
Loans payable	**313**	184

The loans receivable and payable are either interest bearing or non-interest bearing and are repayable on demand.

While the Parent does not transact directly with all subsidiaries, the Parent does however generally receive dividends from all subsidiaries even if indirectly through other subsidiaries. Details of the tax sharing and tax funding agreements are disclosed in note 1(m)(ii).

Other notes:
(i) Insurance Manufacturers of Australia Pty Limited ("IMA")

Both IMA and a subsidiary in the wholly-owned group have employees that are defined benefit members of the IAG & NRMA Superannuation Plan (refer note 31). While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the plan.

(ii) Transactions with IAG Asset Management Wholesale Trusts

IAG Asset Management Wholesale Trusts (some of which are disclosed as non-wholly owned subsidiaries in note 27), were established to enable higher investment yields for smaller investment portfolios. All entities within the IAG Group can invest in the trusts in accordance with their investment mandates. All investments in these trusts are on normal commercial terms and conditions.

The IAG & NRMA Superannuation Plan, the net financial position of which is recognised on the balance sheet, has a significant holding in some of the IAG Asset Management Wholesale Trusts. All transactions between the Plan and the trusts are on normal commercial terms and conditions.

Note 34. Related party disclosures (continued)

(b) Subsidiaries (continued)

(iii) Other

Both the amount of the transactions and the outstanding balances at reporting date relating to transactions between the Parent and other subsidiaries are not significant and no further information is disclosed.

(c) Joint ventures and associates

Details of interests in joint ventures and associates are disclosed in note 28.

During the course of the financial year, transactions with associates were conducted on normal terms and conditions. Both the amount of the transactions and the outstanding balances at reporting date are not significant and no further information is provided.

(d) Key management personnel

(i) Details of compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. It is important to note that the Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with Accounting Standard AASB124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

The names and details of the Company's Non-executive Directors in office at any time during the financial year are as follows (Directors were in office for this entire period unless otherwise stated):

Mr James Strong, Ms Yasmin Allen, Mr John Astbury, Mr Geoffrey Cousins, Mr Neil Hamilton, Mr Rowan Ross, Mr Brian Schwartz.

During the year the following persons were the executives identified as key management personnel, with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	**Current title**
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny(i)	Chief Executive Officer – Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins (ii)	Chief Executive Officer – IAG New Zealand
Mr DA Issa (ii)	Chief Executive Officer – Personal Insurance
Ms JS Johnson (ii)	Chief Executive Officer – Business Partnerships
Ms CF McLoughlin (iii)	Group Executive – Strategy
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr MJ Pirone	Chief Executive Officer – CGU Insurance
Mr J van der Schalk(iv)	Chief Executive Officer – Asset Management and Reinsurance
Mr G Venardos	Chief Financial Officer

(i) Mr JP Breheny, joined the Group as Chief Executive Officer – Asia, on 20 March 2006.

(ii) On 8 February 2006, IAG announced a new structure for its operations. This led to a change in the executive team structure. Mr DA Issa has held his current positions since this time previously held the position of Chief Information Officer. Mr NB Hawkins and Ms JS Johnson were appointed to their roles on 1 March 2006 and 13 February 2006 respectively.

(iii) Ms CF McLoughlin, joined the Group on 2 August 2005 and her current position is Group Executive – Strategy.

(iv) On 26 May 2006 Mr Jan van der Schalk was appointed to the role of Chief Executive Officer – Asset Management and Reinsurance following Mr RJ Jackson leaving the IAG Group.

Mr IF Brown retired on 31 December 2005. Mr DRA Pearce left on 31 August 2005, Mr DJP Smith left on 8 February 2006 and Mr RJ Jackson left on 26 May 2006.

Note 34. Related party disclosures (continued)

(d) Key management personnel (continued)

(i) Details of compensation (continued)

The aggregate compensation of the key management personnel is set out below:

	CONSOLIDATED	
	2006	2005
	$000	$000
Short-term employee benefits	**12,242**	12,590
Post-employment benefits	**1,012**	1,479
Other long-term benefits	**187**	435
Termination benefits	**2,440**	1,062
Share-based payments	**3,242**	2,435
	19,123	18,001

The key management personnel receive no compensation specifically in relation to the management of the Company. The compensation disclosed in the table above represents the key management personnel's estimated compensation received from the IAG Group in relation to their involvement in the activities with the Consolidated entity.

The Consolidated entity has applied the exemption under Corporations Amendment Regulations 2006 which exempt listed companies from providing remuneration disclosures in relation to the key management personnel in the financial statements as recognised by Accounting Standard AASB 124. These remuneration disclosures are provided in the Remuneration Report of the Directors' report.

(ii) Interest in securities

Holdings of PARs

Movements in total number of PARs on issue by each of the key management personnel are as follows:

	PARs on issue 1 Jul 2005	**PARs granted during the year**	**PARs exercised during the year**	**PARs lapsed during the year**	**PARs on issue 30 Jun 2006**	**PARs vested and exercisable 30 June 2006**
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	1,200,000	600,000	(168,000)	-	1,632,000	-
Mr JP Breheny	-	100,000	-	-	100,000	-
Mr AM Coleman	258,195	90,000	(54,176)	-	294,019	-
Mr NB Hawkins	168,456 (1)	-	-	-	168,456	-
Mr DA Issa	223,177	83,500	(47,675)	-	259,002	-
Ms JS Johnson	87,300 (1)	-	(5,972)	-	81,328	-
Ms CF McLoughlin	-	80,000	-	-	80,000	-
Ms SJ Mostyn	214,307	80,000	(45,508)	-	248,799	-
Mr MJ Pirone	239,881	90,000	(47,675)	-	282,206	-
Mr J van der Schalk	149,004 (1)	-	-	-	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	-	338,303	-
Total	2,845,368	1,223,500	(435,751)	-	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	-	-	-	221,716	45,508
Mr RJ Jackson	161,451	90,000	-	-	251,451	-
Mr DRA Pearce	196,232	-	-	-	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	-	269,607	-
Total	817,566	170,000	(48,560)	-	939,006	94,537

(1) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of appointment as executive.

The Non-executive Directors, who are key management personnel, did not participate in the PARs Plan.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 34. Related party disclosures (continued)

(d) Key management personnel (continued)

(ii) Interest in securities (continued)

Holdings of PSRs
The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003. Following is a summary of the movements in total number of PSRs on issue by each key management personnel:

	PSRs on issue 1 Jul 2005 Number	PSRs exercised during the year Number	PSRs lapsed during the year Number	PSRs on issue 30 Jun 2006 Number	PSRs vested and exercisable 30 Jun 2006 Number
Mr MJ Hawker	60,000	(60,000)	-	-	-
Ms SJ Mostyn	68,670	(68,670)	-	-	-
Mr J van der Schalk	40,000 (1)	-	-	40,000	40,000

(1) This balance represents the PSRs held by Mr van der Schalk at the date of appointment as executive.

The Non-executive Directors, who are key management personnel, did not participate in the PSRs Plan.

Holding of ordinary shares
The relevant interest of each key management personnel and their related parties in ordinary shares of IAG:

	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes(2)	Total shares held at the end of the year	Shares held nominally at the end of the year (1)
Mr JA Strong	225,547	33,918	-	-	-	259,465	247,382
Ms YA Allen	3,437	4,522	-	-	-	7,959	7,959
Mr JF Astbury	51,772	4,522	-	-	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	-	-	-	176,211	26,211
Mr ND Hamilton	80,744	20,351	-	-	173	101,268	96,278
Mr RA Ross	154,100	11,306	-	-	-	165,406	62,849
Mr B Schwartz	3,906	6,783	-	-	-	10,689	10,689
Mr MJ Hawker	1,150,059	-	60,000	168,000	-	1,378,059	-
Mr JP Breheny	-	-	-	-	-	-	-
Mr AM Coleman	65,896	-	-	54,176	(58,020)	62,052	54,176
Mr NB Hawkins	-	-	-	-	24,332(3)	24,332	-
Mr DA Issa	-	-	-	47,675	(47,675)	-	-
Ms JS Johnson	-	-	-	5,972	-	5,972	-
Ms CF McLoughlin	-	-	-	-	-	-	-
Ms SJ Mostyn	16,083	-	68,670	45,508	-	130,261	-
Mr MJ Pirone	31,388	-	-	47,675	-	79,063	11,432
Mr J van der Schalk	-	-	-	-	-	-	-
Mr G Venardos	38,289	-	-	66,745	5,746	110,780	27,632
Executives who ceased employment during the year:							
Mr IF Brown	253,691	36,920	-	-	(2,530)	*	*
Mr RJ Jackson	7,351	-	-	-	-	*	*
Mr DRA Pearce	7,806	-	-	-	(6,738)	*	*
Mr DJP Smith	129,591	-	-	48,560	(54,511)	*	*

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares are held by the key management personnel's related parties, inclusive of domestic partner, dependents and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relate to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of appointment as executive.

* These key management personnel ceased employment during the financial year. Information on shares held only disclosed up to the date of their cessation.

Note 34. Related party disclosures (continued)

(d) Key management personnel (continued)

(ii) Interest in securities (continued)

Holdings of reset preference shares
No key management personnel had any interest in reset preference shares at any time during the financial year.

Holdings of reset exchangeable securities
In respect of the relevant interest of each key management personnel in reset exchangeable securities ("RES") of IAG Finance (New Zealand) Limited, other than Mr Hawker who held 1,000 RES nominally at the beginning and the end of the financial year. There were no other movements in holdings of RES by any key management personnel during the financial year ended 30 June 2006.

(e) Other related parties

Contributions are made to various superannuation plans, both defined contribution and defined benefit plans. Information regarding transactions with the plans is provided in note 31.

Note 35. Financial risk management

The Parent

The Parent is a non-operating holding company and so has limited direct exposure to financial risks. The Board of the Parent sets the risk management policies for the IAG Group.

The financial assets and liabilities of the Parent are limited to amounts receivable from / payable to related bodies corporate, loans to / from related bodies corporate, and an interest-bearing liability. The Parent does not use derivatives but is party to an embedded derivative in relation to reset exchangeable securities outlined in note 33(b)(iv). The intragroup balances are considered highly liquid and of negligible credit risk and so the carrying amount is a reasonable approximation of the fair value of the balances. The intragroup balances bear a variable interest rate or bear no interest but are repayable on demand. The interest-bearing liability represents the issue of reset preference shares (refer note 23). The impact from interest rate risk is as discussed in the notes below for the Consolidated entity.

(a) Interest rate risk exposures

The exposure to interest rate risk and the weighted average effective interest rates on the interest-bearing financial assets and liabilities of the Parent are summarised in the table below. Where assets and liabilities on the balance sheet include both interest-bearing and non interest-bearing amounts, they are included as interest-bearing assets and liabilities for the purposes of this note. All other assets and liabilities presented on the balance sheet are non-interest bearing and therefore not subject to interest rate risk.

	PARENT						
		Fixed interest rate maturing in					
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total	Weighted average interest rate
2006	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**%**
Financial assets							
Cash and cash equivalents	1	-	-	-	-	1	5.50
Amounts receivable from related bodies corporate	-	-	-	-	-	-	-
Loans to related bodies corporate	-	-	-	-	-	-	-
Financial liabilities							
Loans from related bodies corporate	(138)	-	-	-	175	(313)	6.20
Reset preference shares *	-	(350)	(200)	-	-	(550)	5.33
Net financial assets / (liabilities)	(137)	(350)	(200)	-	(175)	(862)	

* The reset preference shares were previously presented as equity under Australian GAAP, but are presented as debt from 1 July 2005 onwards (refer to note 38 for further details). These shares have no maturity date but they do have a reset date upon which certain terms, including the dividend rate, can be changed.

2005

The only interest-bearing financial asset or liability during the year ended 30 June 2005 was cash and cash equivalents of $1 million bearing a floating interest rate. The weighted average interest rate on cash and cash equivalents of $1 million for the year ended 30 June 2005 was 5.25%. Loans from related bodies corporate of $184 million were not interest bearing.

	PARENT	
	2006	2005
Reconciliation of net financial assets to net assets	**$m**	$m
Net financial assets		
- Interest-bearing	**(862)**	1
- Other	**4,873**	4,579
Net non financial assets	**(62)**	(140)
Net assets	**3,949**	4,440

Note 35. Financial risk management (continued)

The Consolidated entity

The Consolidated entity is exposed to a variety of financial risks in the normal course of business; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Board and senior management of the IAG Group have developed, implemented and maintain a Risk Management Strategy ("RMS") which is in accordance with the prudential standards issued by APRA. The RMS is updated annually and approved by the Board. The RMS:

- Describes Board and management approved parameters (ie risk appetite) within which key decisions must be made;
- Is a key input into how regulators and the external auditor understand and assess the approach to risk management; and
- Forms the basis of twice yearly declarations provided by executives and senior management to the Board.

The RMS (together with the Derivative Risk Management Statement ("DRMS") and the Reinsurance Management Strategy ("REMS")) identifies the IAG Group's policies and procedures, processes and controls that comprise its risk management and control systems. These systems address all material risks, financial and non-financial, likely to be faced by the IAG Group. Annually, the Board certifies to APRA that adequate strategies have been put in place to monitor those risks, that the IAG Group has systems in place to ensure compliance with legislative and prudential requirements and that the Board has satisfied itself as to the compliance with the RMS and REMS.

That part of the RMS concerning financial risk focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance. Key aspects of the processes established in the RMS to mitigate financial risks include:

- Having an Asset and Liability Committee ("ALCO") comprised of key executives with relevant oversight responsibilities that meets on a regular basis;
- Monthly stress testing is undertaken to determine the impact of adverse market movements and the impact of any derivative positions;
- Maintenance of an approved counterparty credit risk policy which is reviewed at least annually; and
- The external auditors of IAG conduct a complete review of IAG Asset Management's operations on a yearly basis, including compliance with risk management strategies and other operational documents, as well as conducting reviews of internal controls.

The IAG Group's risk management policies include the use of derivatives for both investment operations and corporate treasury operations. The DRMS sets out the permissible use of derivatives in relation to investment strategies, the parameters within which the derivatives may be used, and the control environment within which they are used.

Derivatives used in investment operations include share price index futures, equity swap agreements, exchange traded options and bank bill and bond futures. Derivatives used in corporate treasury operations include cross currency swaps, interest rate swaps, and forward foreign exchange contracts. Derivatives used include exchange traded derivatives which are standardised and over-the-counter derivatives which are individually negotiated between the contracting parties.

Note 35. Financial risk management (continued)

(a) Market risk

(i) Currency risk

Currency risk is the risk of loss arising from an unfavourable move in market exchange rates. The Consolidated entity is exposed to currency risk on its investments in international equities, receivables, payables and borrowings denominated in a currency other than Australian dollars, and the net investment in controlled foreign operations. The currencies giving rise to this risk are primarily New Zealand dollars and Thai Baht for insurance contracts and United States dollars, Japanese Yen and Euros for investment activities. Derivatives are used to manage selected currency exposures.

Forward foreign exchange contracts
The most common form of derivative used to manage currency risk is forward foreign exchange contracts. At reporting date, the contractual amount and maturity profile of these derivatives was as follows:

	CONSOLIDATED	
	2006	2005
	$m	$m
Forward foreign exchange contracts		
- matures within 1 year	**1,094**	325
- matures within 4 to 5 years	**31**	-
	1,125	325

Cross currency swaps on US Dollar subordinated term notes
Insurance Australia Limited ("IAL") has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the Consolidated entity's US subordinated term notes. The swaps mature in 2010. Over the term of the swaps, IAL will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount of A$401 million. On maturity of the swap, the IAG Group will repay the principal amount of A$401 million and receive US$240 million based on the original spot exchange rate at inception. Hedge accounting is applied in relation to these swap agreements (refer note 23).

Net investment hedges
Forward foreign exchange contracts are used to manage the currency risk relating to the net investment in controlled foreign operations. At the reporting date, hedge accounting was used for the net investment in the New Zealand operations of the Consolidated entity.

(ii) Interest rate risk

The exposure to interest rate risk results from the holding of financial assets and liabilities in the normal course of business. Fixed interest rate assets and liabilities create exposure to fair value interest rate risk which is a market risk. Financial assets and liabilities with floating interest rates create exposure to cash flow interest rate risk. The two types of interest rate risk are disclosed here together for convenience. The most commonly used derivatives to manage interest rate risk exposures are interest rate swap agreements and futures.

Note 35. Financial risk management (continued)

(a) Market risk (continued)

(ii) Interest rate risk (continued)

Interest rate risk exposures

The exposure to interest rate risk and the weighted average effective interest rates on the interest-bearing financial assets and liabilities of the Consolidated entity are summarised in the table below. Where assets and liabilities on the balance sheet include both interest-bearing and non interest-bearing amounts, they are included as interest-bearing assets and liabilities for the purposes of this note. All other assets and liabilities presented on the balance sheet are non-interest bearing and therefore not subject to interest rate risk.

	CONSOLIDATED						
		Fixed interest rate maturing in					
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total	Weighted average interest rate
2006	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**%**
Financial assets							
Cash and cash equivalents	**678**	**26**	**-**	**-**	**14**	**718**	**5.32**
Premium funding loans	**-**	**125**	**-**	**-**	**-**	**125**	**14.40**
Money market securities	**92**	**2,026**	**3,470**	**1,475**	**-**	**7,063**	**5.91**
Financial liabilities							
NZ senior term notes	**-**	**-**	**(41)**	**-**	**-**	**(41)**	**7.25**
Subordinated term notes	**(50)**	**-**	**(249)**	**(2)**	**-**	**(301)**	**6.46**
US subordinated term notes	**-**	**-**	**(323)**	**-**	**-**	**(323)**	**5.19**
Reset preference shares*	**-**	**(350)**	**(200)**	**-**	**-**	**(550)**	**5.33**
Net interest-bearing financial assets	**720**	**1,827**	**2,657**	**1,473**	**14**	**6,691**	
2005							
Financial assets							
Cash and cash equivalents	451	-	-	-	5	456	5.28
Premium funding loans	-	128	-	-	-	128	14.65
Money market securities	26	2,760	3,111	1,356	-	7,253	5.59
Financial liabilities							
NZ senior term notes	-	(46)	(45)	-	-	(91)	7.12
Subordinated term notes	(50)	-	(249)	(2)	-	(301)	6.35
US subordinated term notes	-	-	-	(315)	-	(315)	5.19
Net interest-bearing financial assets	427	2,842	2,817	1,039	5	7,130	

* The reset preference shares were previously presented as equity under Australian GAAP, but are presented as debt from 1 July 2005 onwards (refer to note 38 for further details). These shares have no maturity date but they do have a reset date upon which certain terms, including the dividend rate, can be changed.

The spread of maturity of the money market securities for the financial year ended 30 June 2006, is approximately 29% for 1 year or less, 18% for 1 to 2 years, 14% for 2 to 3 years, 6% for 3 to 4 years, 15% for 4 to 5 years, and 18% for more than 5 years (2005 – 39%, 13%, 14%, 10%, 6%, and 18%).

The significant terms and conditions of the interest-bearing liabilities are disclosed in note 23.

	CONSOLIDATED	
	2006	2005
Reconciliation of net financial assets to net assets	**$m**	$m
Net financial assets		
- Interest-bearing	**6,691**	7,130
- Other	**2,447**	2,652
- Net insurance liabilities	**(7,738)**	(7,663)
Net non financial assets	**2,271**	2,384
Net assets	**3,671**	4,503

Note 35. Financial risk management (continued)

(a) Market risk (continued)

(ii) Interest rate risk (continued)

Interest rate swap agreements
IAL has entered into interest rate swap agreements to manage the interest rate exposure on the Consolidated entity's borrowings. IAL pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are recognised in profit or loss on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at 30 June 2006, the weighted average fixed interest rate payable under the swap agreements was 6.77% per annum (2005 - 6.77% per annum) and the weighted average floating rate receivable was 7.32% per annum (2005 - 7.20% per annum).

As at reporting date, the notional principal amounts and period of expiry of these swap agreements were as follows:

	CONSOLIDATED	
	2006	2005
	$m	$m
Interest rate swap agreements		
- within 1 to 2 years	**50**	-
- within 2 to 5 years	**350**	400
	400	400

Hedge accounting is applied in relation to these swap agreements (refer note 23).

As at reporting date, the notional principal amounts and periods of expiry of the swap agreements included in investments were as follows:

Interest rate swap agreements		
- within 2 to 5 years	**203**	-
- within 5 to 7 years	**39**	-
- over 7 years	**721**	-
	963	-

Futures
At reporting date, the notional principal amounts and period of expiry of the interest rate related futures contracts were as follows:

Futures		
- matures within 1 year	**3,252**	2,306
- matures within 1 to 2 years	**1,029**	449
	4,281	2,755

(iii) Price risk

The Consolidated entity is exposed to equity markets price risk through its investment in equities and the use of equity related derivative contracts. At reporting date, the notional principal amounts and period of expiry of the equity related derivative contracts were as follows:

SPI futures		
- matures within 1 year	**1,032**	865
Options		
- purchased – within 1 year	**4**	28
- written – within 1 year	**59**	35
	1,095	928

Note 35. Financial risk management (continued)

(b) Fair value of financial instruments

The net carrying amount on the balance sheet of all financial instruments is either the fair value of the assets and liabilities or a reasonable approximation of the fair value of the assets and liabilities. The measurement of the fair value of certain financial instruments is determined using valuation techniques and the use of different pricing models and assumptions could affect the reported fair value of these instruments. Provided below is information regarding the fair value of derivatives.

The net fair value of derivatives presented as investments at 30 June 2006 was $1 million (2005 - $6 million).

The total fair value of all derivatives for which cash flow hedge accounting was applied at 30 June 2006 was $95 million (1 July 2005 - $95 million). At reporting date, cash flow hedge accounting was applied in relation to two economic hedges relating to the US subordinated term notes (refer note 23(c)(iii)) and the hedge of the deferred consideration payable in relation to the acquisition of Alba Group Pte Limited. This was an anticipated transaction at reporting date.

The total fair value of all derivatives for which net investment hedge accounting was applied at 30 June 2006 was $12 million (1 July 2005 - $Nil). At the reporting date, hedge accounting was applied in relation to only the net investment in the IAG New Zealand operations of the Consolidated entity.

(c) Credit risk

Credit risk is the risk of loss from a counterparty failing to meet their financial obligations. The Consolidated entity's credit risk arises predominantly from investment activities, reinsurance activities (refer note 12), and dealings with intermediaries (refer note 10(d)). The Consolidated entity's credit quality management roles, principles and processes are detailed in the IAG Group Credit Risk Management Policy document which is approved by the IAG Board and complies with APRA's requirements for credit risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of credit quality throughout the IAG Group. The IAG Group Treasury function is responsible for ensuring that the policies governing the management of credit quality risk are properly implemented. The IAG Group's credit risk appetite relies heavily on credit rating agency research and is heavily weighted towards obligors of high quality investment grade. All new, changed and continuing credit risk exposures must be approved in accordance with the IAG Group's approval authority framework.

The IAG Group is exposed to credit risk from investments in third parties where the IAG Group holds debt and other securities issued by those companies. The credit risk relating to investments is monitored and assessed, and maximum exposures are limited. The investments comprising assets held to back insurance liabilities are restricted to investment grade securities.

Some of the more significant credit exposures relate to reinsurance receivables. For further information refer to note 12(e).

Only derivatives in liquid markets are used. As the primary purpose for using derivatives is hedging, any over-the-counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counterparty risks are monitored constantly to operate within the risk limits approved by the IAG Board. As the exchange traded derivatives are being settled on a daily basis with the clearing house of the respective exchange, credit risk associated with these contracts is minimal.

Concentrations of credit risk exist if a number of counterparties have similar economic characteristics. At the reporting date, there were no material concentrations of credit risk as the Consolidated entity transacts with a large number of counterparties in various countries without any individual debtor having a material outstanding balance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, on the balance sheet.

Note 35. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is concerned with the risk of there being insufficient cash resources to meet payment obligations without affecting the daily operations or the financial condition of the Consolidated entity. Liquidity facilitates the ability to meet expected and unexpected requirements for cash. The liquidity position is derived from operating cashflows, investment portfolios and access to outside sources of liquidity such as bank lines of credit, established debt funding programmes, reinsurance arrangements and other sources. The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The liquidity management roles, principles and processes are detailed in the IAG Group Liquidity Risk Management Policy document which is approved by the IAG Board and complies with APRA's requirements for liquidity risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of liquidity.

Sound liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. The nature of insurance activities means that the timing and amount of cash flows are uncertain. The liquidity risk management policy is concerned with ensuring the ongoing ability to meet the payment obligations to policyholders and other creditors across a wide range of operating conditions without suffering any significant additional cost. These processes are principally in the control of the IAG Group Treasury function.

Management of liquidity risk includes asset and liability management strategies. The assets held to back insurance liabilities consist predominantly of Government securities (the most liquid of securities) and other very high quality securities which can generally be readily sold or exchanged for cash. The assets are managed so as to effectively match the maturity profile of the assets with the expected pattern of claims payments. The money market securities are restricted to investment grade securities with concentrations of investments managed by various criteria including issuer, industry, geography and credit rating.

Information regarding access to unutilised credit facilities is available in note 23(d).

The reset exchangeable securities (refer note 1(ff)) are a part of the liquidity management of the Consolidated entity. The ability to access external sources of liquidity from domestic and international capital market raisings is assisted by the strong financial strength rating of the IAG Group.

Note 36. Capital management

(a) Capital management strategy

The capital management strategy plays a central role in managing risk to create shareholder value whilst meeting the crucial and equally important objective of providing an appropriate level of capital to protect policyholders' and lenders' interests and satisfy regulators. Capital finances growth, capital expenditure and business plans and also provides support in the face of adverse outcomes from insurance and other activities and investment performance.

The determination of the capital amount and mix is built around three core considerations:

(i) Regulatory minimum capital requirements

All insurers within the Consolidated entity that carry on insurance business in Australia are registered with the Australian Prudential Regulation Authority ("APRA") and are subject to the prudential standards which set out the basis for calculating the minimum capital requirement ("MCR") which is a minimum level of capital that the regulator deems must be held to meet policyholder obligations. The MCR utilises a risk-based approach to capital adequacy and is determined to be the sum of the capital charges for insurance, investment, investment concentration and catastrophe concentration risk. It is IAG Group policy to ensure that each of the licensed insurers maintains an adequate capital position from an entity perspective. The IAG Group also voluntarily applies the MCR prudential standards to the IAG Group as a whole, as if the Consolidated entity was an APRA regulated entity (refer note 36(c)).

It is IAG Group policy to hold capital levels in excess of the MCR. The current target capital multiple for the Consolidated entity is 1.55 times (1.55x) the MCR. The policy also requires management to not take any action that would further reduce the capital multiple if an identified minimum capital multiple is reached, currently set as 1.35x MCR for the Consolidated entity.

Capital calculations for regulatory purposes are based on the premium liabilities model which is different to the deferral and matching model which underpins the measurement of assets and liabilities in the financial statements. The premium liabilities model assesses future claims payments arising from future events insured under existing policies, assessed on a prospective basis. This differs to the measurement of the outstanding claims liability on the balance sheet which considers claims relating to events that occur only up to and including the reporting date.

(ii) Rating agency capital guidelines and expectations

The IAG Group aims to maintain the capital strength of the IAG Group by reference to a target financial strength rating from an independent ratings agency. The ratings are important because they reflect the 'very strong' financial strength of the IAG Group and demonstrate to stakeholders the ability to pay claims for the long term.

Key wholly owned insurers within the IAG Group had the following ratings published by Standard and Poor's Rating Services at 30 June 2006:

Entity	Issuer credit rating	Financial strength rating
Parent		
Insurance Australia Group Limited	AA-/Stable	AA-/Stable
Licenced insurers		
Insurance Australia Limited	AA/Stable	AA/Stable
IAG New Zealand Limited	AA/Stable	AA/Stable
CGU Insurance Limited	AA/Stable	AA/Stable
Swann Insurance (Aust) Pty Ltd	AA/Stable	AA/Stable

The objective is to retain the 'AA' category rating for the key wholly owned insurers within the IAG Group which is considered in the long term interests of shareholders in view of the security it provides to lenders, reinsurers, policyholders and shareholders in an industry that is, by its nature, subject to risk and volatility outside the participants' control.

Note 36. Capital management (continued)

(a) Capital management strategy (continued)

(iii) Capital needs of the business

In conjunction with the considerations set out above, which are important to the functioning of the business, consideration is given to the operational capital needs of the business. Targeting a capital multiple above the minimum regulatory requirement aims to ensure the ongoing strength and security of the IAG Group whilst suitably protecting policyholders and lenders. The objective is to maintain capital levels and mix commensurate with 1:750 year risk of absolute ruin.

The maintenance of the target financial strength rating referred to above impacts directly on the cost of capital. When accessing funds in the market, the strong rating improves both the availability of capital and the cost at which it can be secured as potential investors generally demand a lower risk premium.

An important influence on the capital levels is the payment of dividends. The Consolidated entity aims to maintain normalised earnings payouts within a ratio range approved by the IAG Board. As part of the management of capital, a special dividend was declared and paid during the year ended 30 June 2006.

The capital objectives are achieved through dynamic management of the balance sheet and capital mix, the use of a risk-based capital adequacy framework for capital needs that relies on explicit quantification of uncertainty or risk, and the use of modelling techniques such as Dynamic Financial Analysis which provide valuable input to the capital management process and provide the capacity to quantify and understand this risk/return trade-off. The influence on capital needs of product mix, the reinsurance programme, catastrophe exposure, investment strategy, profit margins and capital structure are all assessed through the Dynamic Financial Analysis modelling.

The capital management processes comprise two main aspects:

- Balance sheet management – fundamentally concerned with the IAG Group's long term target capital mix in terms of equity, hybrid equity and debt capital. This includes establishing appropriate balance sheet criteria in terms of shareholder objectives (eg. dividend objectives and overall return criteria) and cost of capital considerations (availability, rating and appetite for risk).
- Asset and liability management – seeks to quantify the levels of overall capital needed to accommodate any given risk tolerance, taking account of any factors considered relevant to capital needs. This is accomplished using Dynamic Financial Analysis modelling which comprises integrated asset and liability models, which simulate experience over future periods.

(b) Capital composition

The IAG Group's capital comprises ordinary shares and interest-bearing liabilities. The interest-bearing liabilities include reset preference shares which are a hybrid security having characteristics of both debt and equity. The balance sheet capital mix was:

		CONSOLIDATED	
	Target	**2006**	2005
	%	%	%
Ordinary equity	68	**73**	71
Hybrid securities	12	**11**	12
Debt	20	**16**	17
	100	**100**	100

As at 30 June 2006, the balance sheet capital mix held more ordinary equity than targeted due to the level of surplus capital held. A special dividend was paid to shareholders during the year as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The capital disclosed above does not include the $550 million of contingent capital made available through the reset exchangeable securities (refer note 1(ff)).

Note 36. Capital management (continued)

(c) Regulatory capital compliance

The insurers within the Consolidated entity have at all times during the current and prior financial year complied with the externally imposed capital requirements to which they are subject. The MCR calculation for the Consolidated entity provided below is based on applying in principle the APRA standards for individual entities to the consolidated position, pending the publication by APRA of a comprehensive standard to determine prudential capital at a consolidated level (such a standard is expected during the 2007 financial year). A similar basis is used for both the Australian and international insurance businesses.

APRA requires general insurers to report capital adequacy based on previous Australian GAAP. The Parent has received approval from APRA to apply AIFRS accounting treatments for certain items. For all other items the previous Australian GAAP treatment is applied. Changes in the MCR calculation methodology do not apply retrospectively for the determination of regulatory compliance. For this reason, the MCR calculation for the comparative period is disclosed as it was at that date, as reported to APRA, and has not been restated for current period changes in the calculation.

	CONSOLIDATED	
	2006	2005
Statutory capital	**$m**	$m
Tier 1 capital		
Ordinary shares	**3,263**	3,263
Treasury shares	**(40)**	-
Reset preference shares (i)	**550**	550
Reset preference shares transaction costs	**(3)**	(11)
Reserves	**(6)**	(6)
Retained earnings	**274**	59
Excess technical provisions (net of tax) (ii)	**421**	499
	4,459	4,354
Less deductions from capital for APRA purposes:		
Goodwill	**(1,486)**	(1,371)
Intangibles	**(57)**	(7)
Net deferred tax assets	**(123)**	(100)
Other	**(62)**	-
	2,731	2,876
Tier 2 capital		
Subordinated term notes	**624**	616
Total statutory capital	**3,355**	3,492
Minimum capital requirements (MCR)		
Australian general insurance businesses	**1,574**	1,511
International insurance businesses	**260**	235
Total MCR	**1,834**	1,746
MCR multiple	**1.83**	2.00

(i) While the presentation of the reset preference shares has changed from equity to debt under AIFRS, it is expected that such shares will continue to qualify as Tier 1 capital for capital adequacy purposes.

(ii) The excess technical provisions represent the difference between the insurance liabilities incorporating a risk margin (refer note 11(f)) on the balance sheet based on the deferral and matching model and the insurance liabilities incorporating a risk margin equivalent to a probability of adequacy of 75% used for regulatory reporting purposes based on the premium liabilities model.

The increase in the total minimum capital requirement for the year ended 30 June 2006 is principally due to the increase of $100 million in the maximum event retention from 1 January 2006.

Note 36. Capital management (continued)

(c) Regulatory capital compliance (continued)

The MCR calculation does not include the $550 million of contingent capital made available through the reset exchangeable securities (refer note 1 (ff)), which if exchanged, would bring the MCR multiple to 2.13 (2005 – 2.32).

The elements of the MCR calculation are as follows:

	CONSOLIDATED	
	2006	2005
	$m	$m
Insurance risk	**1,085**	1,091
Investment risk	**549**	555
Investment concentration risk	**-**	-
Catastrophe concentration risk	**200**	100
Total MCR	**1,834**	1,746

The investment concentration risk charge is zero reflecting that the holding of particular assets, including reinsurance recoveries, and exposure to a particular obligor, are sufficiently diversified for the purposes of the regulatory capital calculations.

	Consolidated	
	2006	2005
	$	$
Note 37. Net tangible assets		
Net tangible asset per ordinary share (i)	**1.22**	1.18
Net tangible asset per reset preference share (ii)	**n/a**	100.00

(i) Net tangible assets per ordinary share has been determined after adjusting for minority interests, goodwill (note 20) and other intangible assets (note 19) and the value of reset preference shares on issue (only for reporting date at 30 June 2005, refer (ii) below for further details).

(ii) While for accounting purposes the reset preference shares were previously presented as equity under Australian GAAP, they are presented as debt from 1 July 2005 onwards (refer to note 38 for further details) and hence the net tangible assets disclosure is not relevant. When presented as equity, the net tangible assets per reset preference share were reflected at the face value of $100, as the entitlement to the net assets in all circumstances is limited to the face value of the reset preference shares.

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards

This financial report is the first annual financial report to be prepared in accordance with AIFRS. In this note we provide reconciliations and explanations of the differences to Australian GAAP to assist readers in understanding the impact of the transition on the financial position and performance of the Parent and the Consolidated entity. The only impact on the cash flow statements was with the distributions on the reset preference shares, previously presented as dividends paid, in the financing activities section, now presented as finance costs paid, in the operating activities section. The net movement in cash held has not changed.

(a) Income statement

Provided below are reconciliations of the income statements under Australian GAAP to that under AIFRS for the year ended 30 June 2005.

		PARENT			CONSOLIDATED		
	Notes	AGAAP Year ended 30 Jun 2005	Adj	AIFRS Year ended 30 Jun 2005	AGAAP Year ended 30 Jun 2005	Adj	AIFRS Year ended 30 Jun 2005
		$m	$m	$m	$m	$m	$m
Premium revenue		-	n/a	-	6,561	n/a	6,561
Reinsurance expense		-	n/a	-	(417)	n/a	(417)
Net premium revenue		-	n/a	-	6,144	n/a	6,144
Claims expense	(ii)(v)	-	n/a	-	(4,729)	(21)	(4,750)
Reinsurance and other recoveries		-	n/a	-	660	n/a	660
Net claims expense		-	n/a	-	(4,069)	(21)	(4,090)
Acquisition costs	(ii)(v)	-	n/a	-	(1,075)	5	(1,070)
Other underwriting expenses	(ii)(v)	-	n/a	-	(339)	(38)	(377)
Fire service levies		-	n/a	-	(177)	n/a	(177)
Underwriting expenses		-	n/a	-	(1,591)	(33)	(1,624)
Underwriting profit		-	n/a	-	484	(54)	430
Investment income on assets backing insurance liabilities		-	n/a	-	525	n/a	525
Investment expenses on assets backing insurance liabilities		-	n/a	-	(9)	n/a	(9)
Insurance profit		-	n/a	-	1,000	(54)	946
Investment income on equity holders' funds	(vi)	585	n/a	585	530	(12)	518
Other income		-	n/a	-	178	1	179
Finance costs		-	n/a	-	(69)	n/a	(69)
Corporate, administration and other expenses	(i)(v)(vi)	-	n/a	-	(381)	92	(289)
Profit before income tax		585	-	585	1,258	27	1,285
Income tax credit / (expense)		2	n/a	2	(379)	22	(357)
Profit for the year		587	-	587	879	49	928
Profit for the year attributable to:							
Equity holders of the Parent		587	-	587	760	51	811
Minority interests		n/a	n/a	n/a	119	(2)	117
Profit for the year		587	-	587	879	49	928

Certain items have been reclassified from the prior year's financial reports to conform to the current year's presentation (refer to note 1(b)(iv) for further details). These items do not represent a change in recognition and measurement criteria arising from the transition to AIFRS and so have been incorporated into the AGAAP figures rather than being disclosed as AIFRS adjustments.

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(b) Balance sheet (the Consolidated entity only)

Provided below are reconciliations of the balance sheets under Australian GAAP (referred to in the tables as AGAAP) and AIFRS together with narrative descriptions explaining the adjustments. The AIFRS adjustments applicable for the first time from 1 July 2005 represent a change in accounting policy made in accordance with the provisions of AASB 1. A balance sheet reconciliation is not provided for the Parent because the only adjustment prior to 1 July 2005 related to taxation.

	Notes	AGAAP 30 June 2005	AIFRS Adj	AIFRS 30 June 2005	AIFRS Adj	AIFRS 1 July 2005	AGAAP 30 June 2004	AIFRS Adj	AIFRS 1 July 2004
		$m	$m	$m	$m	$m	$m	$m	$m
Assets									
Cash and cash equivalents		456	n/a	456	n/a	456	424	n/a	424
Investments	(viii)	10,370	n/a	10,370	1	10,371	9,686	n/a	9,686
Premium receivable		1,710	n/a	1,710	n/a	1,710	1,606	n/a	1,606
Trade and other receivables		827	n/a	827	-	827	912	n/a	912
Current tax assets		4	-	4	-	4	-	-	-
Reinsurance and other recoveries receivable on outstanding claims		883	n/a	883	n/a	883	745	n/a	745
Inventories		2	n/a	2	n/a	2	2	n/a	2
Prepayments	(iii)(iv)	54	(16)	38	n/a	38	56	(14)	42
Deferred levies and charges		105	n/a	105	n/a	105	104	n/a	104
Deferred reinsurance expense		194	n/a	194	n/a	194	184	n/a	184
Deferred acquisition costs		621	n/a	621	n/a	621	558	n/a	558
Deferred tax assets	(x)	264	(133)	131	2	133	296	(115)	181
Property, plant and equipment	(vi)	258	1	259	n/a	259	231	13	244
Investment in joint ventures and associates		8	n/a	8	n/a	8	7	n/a	7
Intangible assets	(v)	7	24	31	n/a	31	18	n/a	18
Goodwill	(i)	1,371	92	1,463	n/a	1,463	1,455	n/a	1,455
Total assets		17,134	(32)	17,102	3	17,105	16,284	(116)	16,168
Liabilities									
Trade and other payables	(vii)	721	n/a	721	1	722	803	n/a	803
Reinsurance premiums payable		195	n/a	195	n/a	195	134	n/a	134
Restructuring provision		11	n/a	11	n/a	11	29	n/a	29
Current tax liabilities		193	-	193	-	193	222	-	222
Unearned premium liability		3,586	n/a	3,586	n/a	3,586	3,472	n/a	3,472
Lease provision	(vi)	-	21	21	n/a	21	-	21	21
Employee benefits provision	(ii)	206	23	229	n/a	229	188	(57)	131
Minority interests in unitholders' funds	(xi)	-	n/a	-	421	421	-	n/a	-
Deferred tax liabilities	(x)	163	(139)	24	-	24	99	(99)	-
Outstanding claims liability		6,840	n/a	6,840	n/a	6,840	6,327	n/a	6,327
Interest-bearing liabilities	(vii)(ix)	779	n/a	779	552	1,331	786	n/a	786
Total liabilities		12,694	(95)	12,599	974	13,573	12,060	(135)	11,925
Net assets		4,440	63	4,503	(971)	3,532	4,224	19	4,243
Equity									
Share capital	(vii)	3,802	n/a	3,802	(539)	3,263	3,802	n/a	3,802
Treasury shares held in trust	(iv)	-	(34)	(34)	n/a	(34)	-	(21)	(21)
Reserves	(iii)(ix)	(6)	13	7	(5)	2	(5)	5	-
Retained earnings		59	83	142	(5)	137	(259)	32	(227)
Parent interest		3,855	62	3,917	(549)	3,368	3,538	16	3,554
Minority interests	(xi)	585	1	586	(422)	164	686	3	689
Total equity		4,440	63	4,503	(971)	3,532	4,224	19	4,243

Certain items have been reclassified from the prior year's financial reports to conform to the current year's presentation (refer to note 1(b)(iv) for further details). These items do not represent a change in recognition and measurement criteria arising from the transition to AIFRS and so have been incorporated into the AGAAP figures rather than being disclosed as AIFRS adjustments.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(c) Total equity

Provided below are reconciliations of total equity under Australian GAAP to that under AIFRS. The adjustments disclosed for each date are cumulative of all adjustments up to and including that date. The adjustments applicable for the first time from 1 July 2005 represent a change in accounting policy made in accordance with the provisions of AASB 1.

		PARENT			CONSOLIDATED		
	Notes	1 July 2005	30 June 2005	1 July 2004	1 July 2005	30 June 2005	1 July 2004
		$m	$m	$m	$m	$m	$m
Total equity under Australian GAAP as reported in the 2005 annual financial report		4,440	4,440	4,295	4,440	4,440	4,224
Adjustments applicable from 1 July 2004							
Adjustments to retained earnings							
Reversal of goodwill amortisation	(i)	n/a	n/a	n/a	92	92	n/a
Recognition of defined benefit plans	(ii)	n/a	n/a	n/a	(23)	(23)	57
Adjustment to share based remuneration expense	(iii)	n/a	n/a	n/a	5	5	2
Capitalisation of software development costs	(v)	n/a	n/a	n/a	24	24	n/a
Reversal of market value movement on property	(vi)	n/a	n/a	n/a	(8)	(8)	-
Recognition of depreciation on buildings	(vi)	n/a	n/a	n/a	(1)	(1)	n/a
Recognition of lease provision amortisation	(vi)	n/a	n/a	n/a	(11)	(11)	(8)
Net tax impact of AIFRS adjustments	(x)	n/a	n/a	n/a	6	6	(16)
Adjustment for minority interests		n/a	n/a	n/a	(1)	(1)	(3)
					83	83	32
Adjustments to reserves							
Recognition of share based payment reserve	(iii)	n/a	n/a	n/a	13	13	5
Adjustments to treasury shares							
Consolidation of share based remuneration trusts	(iv)	n/a	n/a	n/a	(34)	(34)	(21)
Adjustments to minority interests							
Net adjustments impacting minority interests		n/a	n/a	n/a	1	1	3
Adjustments applicable from 1 July 2005							
Adjustments to retained earnings							
Adjustment to valuation of investments	(viii)	n/a	n/a	n/a	1	n/a	n/a
Amortisation of reset preference shares transaction costs	(vii)	(6)	n/a	n/a	(6)	n/a	n/a
Accrual for distribution on reset preference shares	(vii)	(1)	n/a	n/a	(1)	n/a	n/a
Net tax impact of AIFRS adjustments	(x)	-	n/a	n/a	-	n/a	n/a
Adjustment for minority interests		n/a	n/a	n/a	1	n/a	n/a
		(7)	n/a	n/a	(5)	n/a	n/a
Adjustments to reserves							
Adjustment for cash flow hedge accounting	(ix)	-	n/a	n/a	(7)	n/a	n/a
Net tax impact of AIFRS adjustment	(x)	-	n/a	n/a	2	n/a	n/a
		-	n/a	n/a	(5)	n/a	n/a
Adjustments to share capital							
Reclassification of reset preference shares	(vii)	(550)	n/a	n/a	(550)	n/a	n/a
Reclassification of reset preference shares transaction costs	(vii)	11	n/a	n/a	11	n/a	n/a
		(539)	n/a	n/a	(539)	n/a	n/a
Adjustments to minority interests							
Reclassification of minority interests in unitholders' funds	(xi)	n/a	n/a	n/a	(421)	n/a	n/a
Net other adjustments impacting minority interests		n/a	n/a	n/a	(1)	n/a	n/a
		n/a	n/a	n/a	(422)	n/a	n/a
Total equity under AIFRS		3,894	4,440	4,295	3,532	4,503	4,243

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(d) Profit for the year

Provided below are reconciliations of profit under Australian GAAP to that under AIFRS for the year ended 30 June 2005.

	Notes	PARENT Year ended 30 June 2005	CONSOLIDATED Year ended 30 June 2005
		$m	$m
Profit for the year as reported under Australian GAAP		587	879
Reversal of goodwill amortisation	(i)	-	92
Movement in defined benefit plans	(ii)	-	(80)
Adjustment to share based remuneration expense	(iii)	-	3
Capitalisation of software development costs	(v)	-	24
Reversal of market value movement on property	(vi)	-	(8)
Recognition of depreciation on buildings	(vi)	-	(1)
Recognition of lease provision amortisation	(vi)	-	(3)
Net tax impact of AIFRS adjustments	(x)	-	22
Profit for the year under AIFRS		587	928

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above

(i) Goodwill (transition adjustment is relevant to the Consolidated entity only)

The elimination of the requirement to amortise goodwill under AIFRS resulted in the reversal of the goodwill amortisation expense for the year to 30 June 2005 of $92 million. There was a corresponding increase in goodwill of $92 million as at 30 June 2005 on the balance sheet.

(ii) Defined benefit plans (transition adjustment is relevant to the Consolidated entity only)

Under AIFRS the relevant net position of defined benefit plans is recognised on the balance sheet. The movement in the net position is recognised in profit or loss, except for actuarial gains and losses, which are recognised directly in retained earnings. This is the result of an accounting policy selection made.

There are five arrangements that qualify as defined benefit plans under AIFRS. These consist of a defined benefit superannuation plan in Australia, two defined benefit superannuation plans in New Zealand, and two pension schemes, both of which are unfunded. The net position of the three defined benefit superannuation plans was previously not recognised on the balance sheet under Australian GAAP. The present value of each of the two unfunded pension liabilities was previously recognised on the balance sheet, however the measurement and accounting treatment under AIFRS is different.

All cumulative actuarial gains and losses on defined benefit plans have been recognised in equity at the date of transition to AIFRS.

The adjustments required to recognise the defined benefit plans upon transition to AIFRS involved an increase in retained earnings and a reduction in employee benefits provision as at 1 July 2004 of $57 million. Recognising the movement in the net positions of the plans for the year to 30 June 2005 involved recognition of an expense through the AIFRS income statement for the year to 30 June 2005 of $80 million, with a corresponding impact to retained earnings which was rounded to zero as at 30 June 2005 and an increase in employee benefits provision of $23 million as at 30 June 2005. The net result of these changes was a reduction of $23 million in retained earnings as at 30 June 2005.

(iii) Share based remuneration (transition adjustment is relevant to the Consolidated entity only)

IAG shares are acquired on-market and held in trust to satisfy future obligations for share based remuneration. The shares are purchased on or near grant date at the then market price. Previously under Australian GAAP the cost of acquiring the shares was recorded as a prepayment and then expensed in full, generally over the period during which the employees provided related services.

Under AIFRS the fair value at grant date of the equity instruments granted as share based remuneration is expensed over the relevant period rather than the actual cost of acquiring the shares to support the arrangements. The fair value is expensed over the period from grant date until the equity instruments vest fully to the employee. For equity settled share based payments, an equity reserve is created as the expense is recognised. At each reporting date the total accumulated expense is adjusted through profit or loss based on the latest estimate of the number of equity instruments that will vest, considering only employee turnover, and taking into account the expired portion of the vesting period. The AIFRS accounting policy has not been retrospectively applied to share based payments granted prior to 7 November 2002 and/or that vested prior to 1 January 2005 as permitted under the transitional provisions for first time adoption of AIFRS.

A transitional adjustment for the Consolidated entity was made to increase retained earnings as at 1 July 2004 by $2 million representing the accumulated reduction in the expense up to that date. An adjustment for the Consolidated entity was made to increase retained earnings as at 30 June 2005 by $5 million representing the accumulated reduction in the expense up to that date. The adjustments involved the recognition of a share based remuneration reserve in equity of $5 million as at 1 July 2004 and $13 million as at 30 June 2005.

(iv) Consolidation of share based remuneration trusts (transition adjustment is relevant to the Consolidated entity only)

The equity based remuneration trusts used to manage the share based remuneration arrangements are subsidiaries of the Consolidated entity under AIFRS. Two trusts are consolidated directly by the Parent while one trust is consolidated directly by a subsidiary. The amount previously recognised as a prepayment in relation to the share based remuneration plans has converted into an investment in subsidiary under AIFRS which eliminates against the unitholders' funds in the trusts upon consolidation. The Consolidated entity recognises the consolidated IAG shares, the major asset of the trusts, as treasury shares. The treasury shares are measured at cost (total amount paid to acquire the shares), and are presented as a deduction from equity. The shares controlled by the trusts as at 30 June 2005, were acquired on different dates at a total cost of $33 million for the Parent and $34 million for the Consolidated entity (30 June 2004 - $20 million for the Parent and $21 million for the Consolidated entity). When the relevant rights are exercised, the shares will effectively be reissued and recognised as equity measured at the net expense incurred in providing the shares.

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above (continued)

(v) Intangible assets (transition adjustment is relevant to the Consolidated entity only)
Certain software development expenditure has been capitalised as an intangible asset under AIFRS that was previously expensed under the application of Australian GAAP. Only software development expenditure incurred after 1 July 2004, the AIFRS transition date, was eligible for capitalisation under AIFRS. The adjustment relating to software development expenditure was a net reduction in the expense for the year to 30 June 2005 of $24 million (capitalised expenditure of $24 million less an amount of amortisation which rounded to zero). There was a corresponding increase in intangible assets on the balance sheet of the Consolidated entity for the same amount.

(vi) Property, plant and equipment (transition adjustment is relevant to the Consolidated entity only)
All of the property within the Consolidated entity is classified as owner occupied property under AIFRS. Prior to transition to AIFRS, all land and buildings were carried at fair value with movements in fair value recognised in profit or loss. Under AIFRS, land and buildings are measured at cost with the cost of the buildings being depreciated over their useful life. The carrying value of land and buildings is subject to impairment testing. For land and buildings held as at 30 June 2004, the fair value at that date is used as the deemed cost as allowed upon first time adoption of AIFRS. This required reversal of the movement in the market value of the property recognised in the reported profit for the year to 30 June 2005 of $8 million. There was a corresponding decrease in property, plant and equipment on the balance sheet of the same amount.

Depreciation of the buildings introduced a depreciation expense for the year to 30 June 2005 of $1 million.

Certain of the operating leases for property require that the land and/or building be returned to the lessor in its original condition. Under AIFRS, the present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises, capitalised as part of the cost of plant and equipment, and depreciated over the useful lives of the assets.

Under Australian GAAP, these costs were not recognised until it was probable that the expenditure would be incurred generally referring to when a decision was made to cancel or not renew a lease.

At 1 July 2004, a lease provision of $21 million was recognised for the Consolidated entity with a corresponding increase in property, plant and equipment. The net carrying amount of this provision remained the same at 30 June 2005 and 1 July 2005. The initial recognition of the addition to property, plant and equipment was accompanied by a depreciation expense of $8 million up to 1 July 2004 as a reduction to retained earnings. The net balance capitalised as part of property, plant and equipment upon AIFRS transition at 1 July 2004 was $13 million. The net balance capitalised as part of property, plant and equipment fell to $10 million as at 30 June 2005 as a result of additional depreciation expense recognised for the year to 30 June 2005 of $3 million.

Under AIFRS the definition of income includes both revenue and gains. Gains are determined on a net basis (proceeds less the carrying amount and/or costs of achieving the proceeds). Under Australian GAAP the net gain or loss from the disposal of property, plant and equipment items were presented on a gross basis. Hence, upon the disposal of the items, under previous Australian GAAP the gross proceeds from the disposal were included in revenue while under AIFRS only the net gain would be included. The disposal of property for the Consolidated entity for the year ended 30 June 2005 involved recognition of a gain on sale of $4 million recognised as a realised gain on investments. The disposal of plant and equipment for the Consolidated entity for year ended 30 June 2005 involved gross proceeds of $9 million, the carrying amount of the items prior to disposal of $12 million, and a net loss of $3 million. The net impact on profit for the year under both Australian GAAP and AIFRS was a net income of $1 million. The adjustment to recognise the net gain on the sale of property, plant and equipment as other income under AIFRS reduced the realised gain on investments by $4 million, reduced the revenue for the year ended 30 June 2005 by $9 million and reduced the expenses for the period by the same amount. There was no impact on profit for the year then ended and no consequential tax effect.

(vii) Reset preference shares (applied from 1 July 2005) (transition adjustment is relevant to the Parent and the Consolidated entity)
The reset preference shares ("RPS") were presented as equity under Australian GAAP as they are not considered a mandatory convertible instrument, are perpetual, and there is no obligation to pay distributions. The RPS are presented as debt under AIFRS because there are circumstances under which the holder can demand conversion of the instruments, and are carried at amortised cost using the effective interest method. This involved a reclassification of $550 million from share capital to interest-bearing liabilities as at 1 July 2005.

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above (continued)

(vii) Reset preference shares (applied from 1 July 2005) (continued)

The transaction costs incurred from the issuance of the two tranches of RPS, totalling $11 million, were recognised directly in equity under Australian GAAP as a reduction in the proceeds of the instruments. With the RPS presented as debt under AIFRS those transaction costs are capitalised, presented together with the related liability, and recognised on an effective yield basis (amortised over the period to the first reset date). This required an adjustment as at 1 July 2005 of $11 million to recognise the capitalisation of the transaction costs, and a reduction in retained earnings of $6 million representing the portion of the transaction costs that have been effectively amortised up to that date.

Distributions on the instruments made after 1 July 2005 are treated as interest rather than dividends and so have a negative impact on reported profit. With the distributions treated as interest under AIFRS, the distributions are recognised on an accruals basis, which is different to the previous policy of recognising a provision for the distributions only when the distributions were declared. The adjustment to recognise the interest payable as at 1 July 2005 was a decrease in retained earnings of $1 million.

(viii) Investments (applied from 1 July 2005) (transition adjustment is relevant to the Consolidated entity only)
Upon transition to AIFRS, the Consolidated entity has continued to measure all investments at market value with movements in market value being recognised in profit or loss. This is the result of an accounting policy selection made. This includes all derivatives used in relation to investment activities. This has basically been a continuation of previous practice with small adjustments for disposal costs (Australian GAAP used net market value rather than gross market value) and a change in market price determination (Australian GAAP used last sale price rather than bid/offer price). The net adjustment for the change was a $1 million increase in investments with a corresponding increase in retained earnings as at 1 July 2005.

(ix) Derivatives (applied from 1 July 2005) (transition adjustment is relevant to the Consolidated entity only)
All of the derivative contracts selected for hedge accounting as at 1 July 2005 qualified as a cash flow hedge. The adjustment required to recognise the application of cash flow hedge accounting under AIFRS for these transactions involved an increase in the measurement of the derivatives recognised on the balance sheet of $7 million ($8 million increase in interest-bearing liabilities and a $1 million increase in trade and other receivables) with a corresponding net decrease to an equity reserve.

(x) Taxation (transition adjustment is relevant to both the Parent and the Consolidated entity only)
The transition to AIFRS involved three types of tax adjustments. There were adjustments arising from the different methodology used for the determination of tax adjustments, consequential tax impacts arising from the different recognition treatments of certain assets and liabilities under AIFRS, and adjustments relating to changes in the tax consolidation system.

Impact from change in methodology
Income tax is calculated based on the "balance sheet approach" replacing the "income statement approach" previously used. The AIFRS treatment focuses on the closing balances rather than the movements for the period. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes) rather than for differences between accounting and taxable profit or loss. Deferred tax assets under AIFRS are recognised based on a 'probable' criterion rather than the 'beyond reasonable doubt' criterion, or 'virtually certain' criterion for unused tax losses, under previous Australian GAAP. In addition, current and deferred taxes attributable to amounts recognised directly in equity are recognised in equity. Deferred tax balances continue to be undiscounted under AIFRS. This change in methodology had no impact on the recognition of tax related assets and liabilities. However, the tax effect of the AIFRS transition adjustments relating to items that were recognised directly in equity was also recognised in equity which would not have been in accordance with previous Australian GAAP.

Impact of consequential tax impacts arising from other AIFRS transition adjustments
Apart from the change in methodology, the transition to AIFRS also involved consequential tax impacts arising from the different recognition treatments of certain assets and liabilities under AIFRS. These consequential tax impacts involved a net reduction in retained earnings at 1 July 2004 of $16 million and a net increase in retained earnings at 30 June 2005 of $6 million and at 1 July 2005 of $6 million. There were also some tax amounts recognised directly in equity.

Note 38. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above (continued)

(x) Taxation (continued)

Tax consolidation
Under previous Australian GAAP, the Parent recognised current and deferred tax amounts relating to transactions and balances of the Australian tax-consolidated subsidiaries as if those transactions and balances were its own. Under AIFRS, the Parent only recognises the current tax payable and deferred tax assets arising from unused tax losses assumed from wholly-owned subsidiaries in the tax-consolidated group. There is no impact on the Consolidated entity. For the Parent, net deferred tax assets decreased by $120 million with an equivalent net adjustment to intercompany loan balances.

(xi) Minority interests in unitholders' funds (applied from 1 July 2005) (transition adjustment is relevant to the Consolidated entity only)
The Consolidated entity includes IAG Asset Management Wholesale Trusts in which the Consolidated entity has a controlling interest for accounting purposes. Previously, when consolidating the trusts, an amount was recognised in equity for the minority interest in the trusts, being the value attributable to unitholders outside the Consolidated entity. Under AIFRS, the residual interests in the trusts qualify as a liability on the balance sheets of the trusts and is not recognised as equity. Therefore, upon consolidation of the trusts under AIFRS, the value attributable to unitholders outside the Consolidated entity is recognised as a liability on the balance sheet of the Consolidated entity and not in equity as a minority interest. The change has also resulted in the distributions from the trusts to those unitholders, previously presented as net profit attributable to minority interests, forming part of the profit for the period. The change has no impact on the equity attributable to equity holders of the Parent.

These changes required a reclassification of $421 million as at 1 July 2005 from minority interest presented as equity on the balance sheet to minority interest in unitholders' funds presented as a liability on the balance sheet. The adjustment also impacts on the treatment of net income attributable to minority interests in unitholders' funds in the income statement which is applicable for the first time for the year ended 30 June 2006 and involves no prior period adjustment.

Note 39. Events subsequent to reporting date

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2006.

(a) Declaration of final dividend

On 25 August 2006, a final dividend of 16.0 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 9 October 2006.

(b) Progress of negotiations with a China based general insurance business

IAG announced on 7 February 2006 that it had signed a memorandum of understanding with a view to acquiring 24.9% of China Pacific Property Insurance Co., Ltd. ("CPPI"). IAG announced on 3 July 2006 that draft transaction agreements had been confirmed for the purposes of lodgement with the China Insurance Regulatory Commission for preliminary review. Under the terms of the draft transaction agreements, IAG will acquire 24.9% of CPPI for approximately $350-375 million.

The parties intend to proceed to signing the transaction agreements as soon as possible following formal approval by relevant regulators.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes 1 to 39, including the remuneration disclosures that are contained in the Remuneration Report in sections A to D of the Directors' report, are in accordance with the Corporations Act 2001 including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) the Remuneration Report in sections A to D of the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration required by section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

Signed at Sydney this 25th day of August 2006 in accordance with a resolution of the Directors.

..................................Director

..................................Director

KPMG

INDEPENDENT AUDIT REPORT

To the shareholders of Insurance Australia Group Limited

Scope

The financial report, remuneration report and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, cash flow statements, accompanying notes 1 to 39 to the financial statements, and the directors' declaration for both Insurance Australia Group Limited (the "Company") and Insurance Australia Group Limited and its Controlled Entities (the "Consolidated Entity"), for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), including those required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in sections A to D of the directors' report and not in the financial report.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The directors are also responsible for the Remuneration Report contained in the director's report.

Audit approach

We conducted an independent audit in order to express an opinion to the shareholders of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion:

1) the financial report of Insurance Australia Group Limited is in accordance with:

   a) the *Corporations Act 2001*, including:

      i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

      ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   b) other mandatory financial reporting requirements in Australia; and

2) the Remuneration Report in sections A to D of the directors' report complies with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
25th August 2006

IAG
Insurance Australia Group

Financial results
Full year ended 30 June 2006

Michael Hawker, Chief Executive Officer

George Venardos, Chief Financial Officer

25 August 2006

Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group 2006 full year results briefing.

Copies of all the materials we are using here this morning are already on our website and an archive of this presentation will be published later today.

As usual, we'd like to complete the presentation before taking questions from those of you here with us in person this morning and from those on the phone lines.

IAG
Insurance
Australia
Group

Overview

Delivered second highest return on equity (ROE) and positioned the Group for growth

Insurance Australia Group Limited
ABN 60 090 739 923

Now I'd like to handover to Mike Hawker.

Delivered on ROE, dividends and positioned for growth

IAG
Insurance Australia Group

- Second highest annual ROE (normalised and reported) since listing
  - 22.1% actual (15.8% normalised)
  - Underwriting discipline maintained
  - Tight management of costs
  - Carried costs of Care & Repair and Cyclone Larry
- Final dividend of 16.0 cps
  - Annual dividend up 11% to 29.5 cps, plus special of 12.5cps
- Significant progress in building for future growth
  - Re-energised management team
  - Growth momentum restored in NSW personal lines
  - Addressing underperforming sub-portfolios
  - Asian platform established and progressing expansion in other regions
- Achieved in a more competitive operating environment

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 3

Good morning.

For FY06 we are pleased to report that our ROE is the second highest in our history at 22.1% - or, on our preferred basis of normalising for equity market returns, 15.8%.

This has been achieved by maintaining our underwriting disciplines and tightly managing our costs. At the same time we absorbed costs associated with Care & Repair and Cyclone Larry.

We increased our dividends and the final dividend declared today of 16.0cps (cents per share) is 10% up on last year's final dividend of 14.5cps.

We've made significant progress on building our future growth:

- My management team is re-energised with a good mix of 'old hands' and new people with a broad range of experience;
- We have restored the growth momentum in NSW personal lines;
- We have identified sub-portfolios of the business which should deliver better returns and the steps we have taken have improved the profitability. We see more scope for further improvement; and, finally
- We have established our Asian platform with two subsidiaries in Thailand and our associate, AmAssurance, in Malaysia. We've also built the infrastructure to support these businesses and the further growth we foresee in Asia, including completing our planned investment in China's second largest general insurer.

These achievements have been delivered in an increasingly competitive environment.

The Australian industry conditions are much as we anticipated. We have been saying for some time that the personal lines market was generating surplus returns and these couldn't be sustained. We expected that, as a rational market, the major players would move to gradually compete away surplus returns and that has started with an uplift in marketing expenditure and premiums in motor and CTP coming down, either in real or actual terms. We are part of that and could have performed better in 1H06. However, in 2H06 we got back on-track and the business is running well and is growing.

On the commercial side, the market continues to follow its normal cyclical behaviour. We had hoped that this cycle in Australia would be more moderate than in past periods due to the industry structure. While the long-tail classes have performed strongly, we are increasingly seeing short-tail pricing that we consider inadequate to service the risk and question how long the market can sustain cross-subsidising such pricing with long-tail releases. We now expect that pricing may not stabilise until the June 2007 renewal period.

The New Zealand market is following a similar, but milder trend, in commercial lines – it doesn't have privately underwritten personal injury so there is less scope for cross-subsidies. In New Zealand personal lines, pricing has risen, particularly in home insurance where pricing had not kept up with the increasing cost and frequency of major weather events. IAG NZ led the pricing increases in home insurance and has now been followed by the major competitors.

Delivered second highest annual insurance margin in IAG's history

IAG Insurance Australia Group

- Net profit for shareholders $759m
  - Storm costs $76m more than FY05, including Cyclone Larry
  - Earnings on shareholders' funds of $539m
- GWP of $6.4bn
- Insurance margin of 14.1%
  - Soft cycle putting downward pressure on margins
  - Underwriting discipline maintained
  - Expense efficiencies & control enabled inflation to be absorbed in non-claims payments
- Progressed our international expansion

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 4

Our net profit for shareholders of $759m compares with $781m for FY05 and reflects a return to more sustainable levels of insurance margin and another year of very strong equity market performance.

The earnings from the shareholders' funds of $539m, pre-tax, includes a gross yield of 20%, reflecting the very strong equity markets during the year.

Our GWP of $6.4bn is down $238m or 3.6% relative to FY05. 80% of this loss occurred through the combination of the soft cycle in the Australian Commercial business and the fall in the New Zealand dollar. George will speak to the components in his slides on the segment results.

Our insurance margin of 14.1% is lower than the 15.5% delivered in FY05, but it is still the second highest annual margin we have generated and needs to be considered in the context of the market conditions.

The price reductions in the commercial market are now being reflected in earned premium and thus putting pressure on margins. This pressure has been alleviated by continued releases from reserves due to lower claims costs in commercial liability and workers' compensation. We remain committed to our underwriting discipline to ensure we can continue to meet our return on capital targets.

While we ceded market share, we have not cut the capacity in our network as we need it to grow back into the rising market in commercial and to service the positive momentum we are already seeing in personal lines. However, we have worked to contain expenses and have absorbed inflation in our costs, other than payments to claimants and government levies.

We've also progressed our international expansion and I'll talk more about that later.

Continuing to deliver on ROE targets

IAG Insurance Australia Group


Return on Equity
30%
25%
20%
15%
10%
5%
0%
5.1%
13.9%
21.1%
14.4%
24.5%
18.8%
22.1%
15.8%
FY03
FY04
FY05
FY06
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised) attributable to holders of ordinary shares

- ROE for FY06 is second highest in IAG's history
- Average since listing is 12.8% actual and 14.1% normalised

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 5

As usual, we present our ROE on two bases. The lighter bars represent our reported profit (for pre AIFRS periods this is pre goodwill amortisation) as a percentage of our average ordinary shareholders' equity.

Our preferred basis for measuring our performance is the second set of (darker) bars. This is what we refer to as normalised ROE *, which removes the volatility of equity returns on the core shareholders' funds portfolio.

The average ROE reported since listing in August 2000 is 12.8%. This rises to 14.1% on a normalised basis.

Our current WACC (weighted average cost of capital) is approximately 10%, having risen marginally because of higher interest rates. Our stated target is to deliver return on equity of at least 1.5 times WACC, measured on a normalised basis. You can see that we've continued to deliver on this target with a normalised ROE of 15.8% for the year.

* The Group normalises the return on equity by replacing the actual yield on the core shareholders' funds portfolios with a rate determined by adding a 4% equity risk premium to the 10 year bond rate. The surplus capital fund portfolio yield is not normalised as it is not intended to be held for the long-term.

Delivered double digit dividend growth



Dividends per share
Cents
40.0
30.0
20.0
10.0
0.0
CAGR: 24%
10.0
6.0
10.5
6.0
11.5
7.0
22.0
14.0
26.5
14.5
29.5
16.0
42.0
12.5
FY01
FY02
FY03
FY04
FY05
FY06
Interim dividend
Final dividend
Special dividend

- Excluding the special dividend, dividends for FY06 represent:
  - 62% of reported earnings
  - 87% of normalised earnings
- Since listing, the cumulative dividend payout is 64% of cash earnings
  - 72% including special dividend

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 6

We have continued to deliver double digit dividend growth, with the total dividend for FY06 being 11% higher than FY05.

The final dividend of 16.0cps, is an increase of 10% on FY05 and brings the total dividend for FY06 to 29.5cps – 11% up on FY05, excluding the special dividend.

The compound annual growth rate in the dividend since FY01 is 24% per annum.

In aggregate, these dividends represent 62% of the reported earnings for FY06. At 87% of normalised earnings, the dividends are above our policy of paying 50 – 70% of normalised earnings. However, as flagged earlier in the year, we did not need to retain 30 – 50% of normalised earnings for growth during FY06.

Since listing, the cumulative payout ratio is 64% of cash earnings. As a percentage of normalised earnings, it is 66%, within our target range of 50 – 70% of normalised earnings. It is 72% including the special dividend.

All dividends paid have been fully franked.

The final dividend is due to be paid on 9 October.

The Group's capacity to sustain at least 10% growth in total annual dividends over the cycle is dependant on its capacity to sustain growth of at least 10% per annum in normalised distributable earnings, allowing a minium of 30% to be retained to fund growth.

Financial results overview

IAG Insurance Australia Group

Financial Results/Ratios	Full-year ended Jun 04	Full-year ended Jun 05	Full-year ended Jun 06
Profit attributable to holders of ordinary shares (A$m)	$636	$781	$759
Reported ROE % (Avg equity) to holders of ordinary equity pa	21.1%	24.5%	22.1%
Normalised ROE % (Avg equity) to holders of ordinary equity pa	14.4%	18.8%	15.8%
Insurance profit (A$m)	$792	$946	$843
Investment income on shareholders funds (A$m)	$434	$455	$539
Basic EPS (cents)	37.87	49.31	47.87
Diluted EPS (cents)	37.74	49.00	47.59
DPS (excluding special dividend)	22.00	26.50	29.50
Group insurance ratios			
Loss ratio	64.6%	66.5%	62.9%
Expense ratio	25.9%	26.3%	28.0%
Commission ratio	7.9%	8.2%	8.4%
Administration expense ratio	18.0%	18.1%	19.6%
Combined ratio	90.5%	92.8%	90.9%
Insurance margin (before tax)	13.8%	15.5%	14.1%
Probability of adequacy of general insurance claims reserves	90.0%	92.5%	90.0%
MCR multiple - Group	1.75x	2.00x	1.83x

All amounts for 1H05 and subsequent periods restated under AIFRS

Insurance Australia Group Limited - ABN 60 090 739 923 7

The three points I'd like to draw your attention to on this slide.

Firstly, investment income on shareholders funds. The return of $539m, up from $455m last year, includes the return from our surplus capital fund. This dampens the overall return as it is invested primarily in cash and bonds and masks the fact that our fund managers generated $124m of active returns of which $83m relates to the equities.

The expense ratio has risen to 28%. The primary reason is an increase in fire service levies and the reduced net earned premium. In dollar terms, controllable expenses have been tightly controlled and I'll speak more about that shortly.

Finally, the Group's PoA (probability of adequacy) has been realigned to 90%. Our risk margins are 22.2% at this level, which is higher than any we've seen to date in the Australian market. Consideration of the size of our risk margins, in the context of the relative risk in our portfolio, was a key factor in our decision to bring the PoA back to 90%.

Underwriting disciplines maintained



Expense ratio
2.7%
7.9%
15.2%
2.9%
8.2%
15.2%
3.9%
8.4%
15.7%
FY04
FY05
FY06
Administration ratio
Commission ratio
FSL impact
Loss ratio
66.7%
65.0%
64.7%
FY04
FY05
FY06
Loss Ratio
Immunised Loss ratio
Combined ratio
92.6%
91.4%
92.7%
90.5%
92.8%
90.9%
FY04
FY05
FY06
Combined Ratio
Immunised Combined ratio
Insurance margin
14.1%
FY04
FY05
FY06

Notes:

1. The immunised combined ratio is determined by assuming constant bond yields within each reporting period.
2. FY04 has not been restated for AIFRS.

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 8

The insurance margin has, as anticipated, moderated from the 15.5% generated in FY05. Achieving a 14.1% margin with lower average premiums in direct motor, CTP and commercial insurance has been achieved through maintaining our underwriting discipline.

The expenses (commission and underwriting) underlying the expense ratio increased by $68m in FY06. Of this, $46m is attributable to fire service levies. The bulk of the balance is a $15m increase in advertising expenditure.

As noted in our commentary on the 1H06 results (and that of some of our competitors), the collections being made for fire service levies proved inadequate to fund the demands made by the authorities up to 18 months after the relevant premiums had been issued. The back-payment, plus the need to increase the accrual rate to allow for higher ongoing expenses, led to the increase in the Group's fire service levies expense of $46m. With a modified model at the industry level for estimating the amount to be levied in premium, we are more confident that the collections and levies will now be more closely aligned.

The loss ratio stated on an immunised basis (ie excluding the movements in discount rates from each period) has remained very stable. This reflects the diversity of the portfolio absorbing various factors such as reduced premium rates – in real and/or actual terms, fluctuations in storm costs and tail development and releases.

Operating expenses kept flat

IAG Insurance Australia Group

Direct expenses

	FY04	FY05	FY06
Actual	$1,657	$1,645	$1,660
Inflated	$1,657	$1,723	$1,792


2004
2005
2006
Direct expenses
Inflated expenses (4%pa)

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 9

One of the key cost measures we track is what we refer to as direct expenses. It is effectively all our 'internal' costs. It excludes third-party commissions, any payments to claimants, claims suppliers and for government levies and taxes. These numbers also exclude the CAA, NZI Thailand, Safety Insurance operations, integration costs and merger & acquisition costs.

By focusing on this, we don't get distracted by whether an expense will be classified within claims handling, underwriting, corporate or in our fee-based results nor whether it will be capitalised as systems development.

As you can see here, the absolute spend has been kept flat for three years. Using an inflation factor of 4% – as salaries and on-costs are close to 60% of the total – there has been a saving of over $130m in real terms.

Key areas of savings have been in absolute terms:

- Telephone and postage – reduced by $12m in two years, largely on the back of introducing VOIP (voice over internet protocol) in our offices;
- Rent reduced by $28m relative to FY04 as we rationalised our premises usage; and
- Consultants reduced by $27m relative to FY04.

During this time, we have also reduced FTE (full-time equivalent) headcount by over 400.

These savings have supported our investment in improved systems and increased advertising – up $13m and $18m, respectively on FY04. We've also built the infrastructure to support our international expansion in Asia.

We remain committed to improving our efficiency and minimising increases in expenditure in our existing business. We believe that the business has the capacity to increase the volume of business sold from the existing infrastructure with minimal increase in these expenses.



Customer satisfaction sustained
IAG
Insurance
Australia
Group
100
90
80
70
60
50
40
30
20
10
0
83
83
88
86
84
89
87
89
88
90
78
82
80
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Claims Satisfaction - June 06
Sales & Service Satisfaction
Overall Satisfaction Index
Previous Claims Satisfaction Measure
All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923
10

These improvements in our results have not been achieved by sacrificing customer service.

These charts track our historic claims satisfaction for our direct personal lines business, which has remained in a high and tight range of 87% to 90% since June 2004.

The sales satisfaction measures that we reported in prior periods were complaints per policy in force and retention. These statistics have improved, for example, customer complaints were 3.8% lower than the previous year's average, with the ratio of complaints to policies in force at just 0.016%.

While these trends are useful, given that the percentage of complaints is so low, we have adopted more comprehensive lead indicator measures.

We have revamped our measures and this now produces comparable results for both claims and sales & service. It sets a higher hurdle – as can be seen from the comparison of the claims measures at June 2006 (the new measure is 79 while the score was 90 on the old basis).

The new surveys measure 11 attributes and involve over 32,000 calls per annum to people who've recently used our services. The results will be used internally for quality monitoring and form part of incentives.

In our Australian indirect portfolios, customers rated their service experience highly at 89% on the measurement basis used in that business.

Our New Zealand business increased its customer satisfaction score to 86, on its basis, and NZI won Underwriter of the Year (awarded by the Insurance Brokers Association of New Zealand). Our CGU business continues to record good scores on service focus.

In our fee-based business, the Victorian workers' compensation team received the highest satisfaction scores of all the agents in an audit by the Victorian WorkCover Authority.

Australian business regaining growth profile

IAG
Insurance Australia Group

Quarterly GWP trend - Australia only



1600
1400
1200
1000
800
600
400
200
0
$m
Jul-Sep
Oct-Dec
Jan-Mar
Apr-Jun
FY05
FY06

- Seasonally, the first and final quarters of each year are our strongest – this is essentially driven by our commercial business
- Final quarter gaining on the FY05 comparatives – and this has continued

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 11

Before handing over to George, I'd like to spend some time addressing our GWP trends during the year and show you the positive momentum that has developed in 2H06, particularly the last quarter.

This graph shows how our Australian GWP has trended on a quarterly basis over the past two financial years.

As you can see, the first and fourth quarters are usually our strongest. It also shows how our GWP performance in the second and third quarters of this year lagged behind the prior comparative periods. This was from a combination of:

- Commercial prices reducing; and

- Lower overall average premiums and volumes in Australian Personal Lines.

The fourth quarter began to catch up on the FY05 comparative period – in fact the shortfall on FY05 narrowed to $50m compared with up to $100m in each of the prior two quarters. Given the price reductions being experienced in Commercial Lines, this is can be attributed to the renewed positive momentum in Australian Personal Lines.

Personal lines recovered & growing

IAG
Insurance Australia Group


NSW Direct Car Comprehensive
Adjusted Weekly Due Renewal Rate
Week ending 13/08/2006
98.0%
96.0%
94.0%
92.0%
90.0%
88.0%
86.0%
84.0%
82.0%
80.0%
Weekly Renewal Rate
24-Jul-05
07-Aug-05
21-Aug-05
04-Sep-05
18-Sep-05
02-Oct-05
16-Oct-05
30-Oct-05
13-Nov-05
27-Nov-05
11-Dec-05
25-Dec-05
08-Jan-06
22-Jan-06
05-Feb-06
19-Feb-06
05-Mar-06
19-Mar-06
02-Apr-06
16-Apr-06
30-Apr-06
14-May-06
28-May-06
11-Jun-06
25-Jun-06
09-Jul-06
23-Jul-06
06-Aug-06
Week due (Week ending)
Raw Due Ren Rate
Impact of adjustment factor

- Care & Repair perceptions and pricing position reduced renewals in 1H06
- Renewals have now rebounded – as has new business

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 12

This graph shows the success on renewals issued for each week. Late payments are adjusted into the due week and estimates of late payments are added to paid renewals to determine a final estimated renewal rate for the most recent weeks based on payment patterns.

This graph provides a good basis for telling the story of our personal lines business during FY06. It shows the proportion of renewals due each week which do in fact renew for our flagship direct product, NRMA Insurance comprehensive car cover in NSW.

Renewal rates began to drop following the Care & Repair launch. While customers did not necessarily cite Care & Repair as the reason for their change, we believe the noise created around our brand led to more comparative price checking by our customers at a time when our prices were not as competitive as they are now. However, when rate increases implemented a few months earlier were reversed, renewal rates in our direct portfolio recovered to over 90%. They are now at highs we haven't seen in almost two years.

This positive momentum accelerated when our main competitors increased their prices. This was the price movement we had anticipated would follow our changes in mid-2005 as we could see from the industry data (ISA) that their margins were under pressure. We maintained our pricing and our competitive position improved ... (see next slide)


Relative price position has improved as competitors have increased prices
IAG
Insurance Australia Group
NSW Motor – Relative Price Position
NSW Home – Relative Price Position
Competitor More Expensive
Competitor Less Expensive
1.3
1.2
1.1
1.0
0.9
0.8
0.7
Apr-04
Sep-04
Feb-05
Aug-05
Oct-05
Mar-06
Jun-06
1.15
1.10
1.05
1.00
0.95
0.90
0.85
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923
13

These graphs are based on our own surveying of competitor pricing. We obtain over 1,000 quotes for each of motor and home on a regular basis and plot pricing on these charts relative to our pricing. Anywhere the competitor is below the line means we are more expensive and, conversely, where the competitors are above the line, we are less expensive. The comparisons shown here are relativities to our major competitors.

Our pricing is now below that of our main competitors in comprehensive motor and for two out of three in home in NSW.

We also track this data for the other states and are happy with our relative overall positioning in these states and the most recent ISA data for the June 2006 quarter shows our market shares have stabilised.

We believe we can sustain this competitive pricing advantage for the foreseeable future as we are still pricing the book to deliver a minimum of our hurdle rates of return.

Renewals for the whole direct portfolio have improved

IAG Insurance Australia Group

National Direct (All Products) Due Renewal Rate (Monthly)



92%
91%
90%
89%
88%
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 14

Finally, before I hand over to George, I thought I'd show you this slide which confirms that the positive momentum is a national story.

Segment financial results and solvency

Strong results achieved and prudent capital position sustained

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

APL – Renewed momentum in 2H06

IAG
Insurance Australia Group

Australian Personal Lines	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	2,002	1,976	1,936	1,924	3,978	3,860
Gross earned premium	1,986	1,950	1,973	1,917	3,936	3,890
Reinsurance expense	(83)	(127)	(93)	(126)	(210)	(219)
Net premium revenue	1,903	1,823	1,880	1,791	3,726	3,671
Net claims expense	(1,268)	(1,283)	(1,289)	(1,171)	(2,551)	(2,460)
Commission expense	(114)	(116)	(122)	(124)	(230)	(246)
Underwriting expense	(331)	(338)	(342)	(352)	(669)	(694)
Underwriting profit	190	86	127	144	276	271
Investment income on technical reserves	158	145	119	74	303	193
Insurance profit	348	231	246	218	579	464
Insurance ratios						
Loss ratio	66.6%	70.4%	68.6%	65.4%	68.5%	67.0%
Expense ratio	23.4%	24.9%	24.7%	26.6%	24.1%	25.6%
Commission ratio	6.0%	6.4%	6.5%	6.9%	6.2%	6.7%
Administration ratio	17.4%	18.5%	18.2%	19.7%	18.0%	18.9%
Combined ratio	90.0%	95.3%	93.3%	92.0%	92.6%	92.6%
Insurance margin (before tax)	18.3%	12.7%	13.1%	12.2%	15.5%	12.6%

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 16

Our Personal Lines GWP fell by 3.0% or $118m during FY06 with reduced volume across all major classes. We also experienced lower average premiums in our key CTP and motor portfolios in NSW. The CTP average premiums reduced due to the loss of around 2.5% market share and the impact that had on our mix. The motor portfolios were impacted by the falling second hand car market which reduced sums insured.

The improvement in the FY06 net claims expense includes a favourable adjustment of $52m or 1.4% of NEP from an increase in discount rates applied to claims reserves. Of this, $44m relates to the 2H06 – this adjustment is in contrast to the adverse adjustment of $36m or 1% of NEP which hit the prior year. The offset to the reduction in the claims line was reduced investment return on the technical reserves. We incurred losses associated with the increase in interest rates on our fixed interest portfolio which returned $110m less in 2006. On an immunised basis, which removes the impact of movements in interest rates, the FY06 loss ratio of 68.5% compares to the 67.5% in the prior year. The comparison is particularly pleasing against the backdrop of reduced reserve releases from NSW CTP and the cost of Cyclone Larry. We incurred the costs of Cyclone Larry in the second half of 2006. The allocation to Personal Lines was a gross cost of $71m.

Our underwriting expenses increased by $25m from $669m to $694m in 2006. That's an increase of 3.7% which is mainly attributable to additional fire services levies of $22m incurred during 2006. The increase in FSL is directly related to under collection of levies in FY05, advised by the ICA, and anticipated increases for FY06. We also increased our advertising spend by $15m and absorbed inflation of around 4% in our rent and salary costs during 2006. These increases were largely offset by the savings initiatives announced last year which delivered $24m during the period in our underwriting and administration costs. The balance of the $31m of initiatives targeted during the period were delivered in the claims line. As Mike outlined, we focus on keeping our direct expenses flat year on year and will be looking for savings to achieve that again for these major portfolios in 2007.

NSW CTP is the portfolio to watch in coming periods. We shed around 2.5% market share in NSW over the past year or so and whilst our share seems to have stabilised at present, our claims frequency continues to reduce. Our NSW CTP book experienced a 20% decrease in claims lodgements in 2H06 relative to 2H05. This decrease was not reflected in the industry wide data or in comprehensive motor collision claims, supporting the conclusion that the reduction in frequency is related to the skew in our portfolio rather than a trend in the broader scheme. This change in lodgement patterns has not yet matured to a point where it is reflected in actuarial assumptions. It could develop into a significant positive factor for liability development in 2007. We also adjusted for the impact of increasing wage inflation in our long term assumptions. The full year adjustment for increasing AWE added $40m to the net central estimate down from $68m at the half year.

The 2003 and earlier accident years are producing liability numbers lower than previously expected. The new Life Time Care Scheme will be introduced into NSW with revised pricing effective from 1 October 2006. Each participant's opening prices will be available next week and it will be very interesting to see how each of the insurers has positioned their pricing to take account of the levy to be collected for the NSW Government. We expect the reduction in premium will be in line with the levy charged. We expect a reduction in GWP of around $35m for 2007 and up to $100m in subsequent years. Capital will be released gradually as liabilities migrate to the NSW Government.

For short tail claims, increasing claims costs could drive premiums up during 2007. In the home portfolio, the average claims costs were higher than FY05, mainly due to the impact of Cyclone Larry and underlying inflation. Labour costs for motor repairs were up by 3.9%, building materials were up by 2%, the cost of car parts went up on average by 2.4% and construction industry wages were up by 5%. The pressure this creates for rates to rise will, I believe, be only partly ameliorated by improving frequency numbers in the motor books as the very high cost of fuel tends to reduce the level of discretionary motoring.

We also opened 10 Care & Repair centres in metropolitan NSW to deliver better claims service to city customers. In 2H06, when all were operational, 65% of repairs were processed through the centres. The proportion of repairs performed by PSRs in NSW during 2H06 was 76%. The NSW preferred smash repairer network had 417 participants at the end of June 2006. Of these, 415 were eligible for contract renewal at the end of the year and all but two, who had sold their businesses, are now signed up to three year contracts with us.

During FY06 we also rolled out our Single Customer View system which has delivered significant improvements in data integrity and functionality for viewing all customer product records in a single customer statement. Over time, we expect to see improvements in our underwriting and pricing based on the improved data capture through this system.

In summary, we have continued to invest in the efficiency of the business during 2006 and are well placed on pricing relativity. The business is generating returns on capital which exceed our hurdle rate and is very well positioned to grow from here and take advantage of the operational leverage created by this investment.

ACL – 18% margin in a soft market

IAG
Insurance Australia Group

Australian Commercial Lines	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
	A$m	A$m	A$m	A$m		
Gross written premium	827	867	761	778	1,694	1,539
Gross earned premium	831	803	823	788	1,634	1,611
Reinsurance expense	(95)	(83)	(85)	(156)	(178)	(241)
Net premium revenue	736	720	738	632	1,456	1,370
Net claims expense	(524)	(405)	(409)	(309)	(929)	(718)
Commission expense	(90)	(88)	(86)	(83)	(178)	(169)
Underwriting expense	(147)	(148)	(165)	(152)	(295)	(317)
Underwriting profit	(25)	79	78	88	54	166
Investment income on technical reserves	93	87	59	22	180	81
Insurance profit	68	166	137	110	234	247
Profit from fee based business	11	(25)	1	7	(14)	8
Total commercial line result	79	141	138	117	220	255
Insurance ratios						
Loss ratio	71.2%	56.3%	55.4%	48.9%	63.8%	52.4%
Expense ratio	32.2%	32.8%	34.0%	37.2%	32.4%	35.5%
Commission ratio	12.2%	12.2%	11.7%	13.1%	12.2%	12.3%
Administration ratio	20.0%	20.6%	22.3%	24.1%	20.2%	23.2%
Combined ratio	103.4%	89.1%	89.4%	86.1%	96.2%	87.9%
Insurance margin (before tax)	9.2%	23.1%	18.6%	17.4%	16.1%	18.0%

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 17

The Australian Commercial Lines business delivered another very strong margin with profit increasing from $220m to $255m in FY06. GWP reduced by 9.1% to $1,539m for FY06. In the 2H06, GWP reduced by 10.3% to $778m against the prior comparative period. The Group maintained policies in force at 98.8% of the FY05 level.

While short-tail commercial has started to endure tighter margins due to the soft cycle, the long-tail elements of the portfolio are continuing to out-perform with ongoing recognition of improvements in experience funding premium reductions.

Increased competition was an ongoing feature during 2006. We consider that many of the short-tail commercial risks we saw were inadequately priced, particularly in the June renewals. Also, as expected with a continuing soft cycle, pressure increased in the mid-commercial and SME segments of the market.

Rate decreases during FY06 on renewals averaged 4.5% in real terms, ie allowing for exposure and inflation, and retention rates remained above 80%, reflecting the continued focus on client relationship management by the team. New business volumes were down as business which did not meet our risk criteria, either on price or terms, was refused, but as I said above, policies in force remain at 98.8% of the FY05 level. The rate decreases were more pronounced in liability classes where tort reform is also reducing claims costs, providing more justification for these decreases.

To maintain pricing discipline, no underwriting staff had their incentives tied to growth and, as the year progressed, discounting authorities were tightened. We now expect that pricing in commercial may not stabilise until 2H07.

The commercial lines business was heavily impacted by Cyclone Larry in the second half. The gross loss of the business for this event is $101m. The majority of our claims hit the rural and regional book where CGU has a dominant market share.

The increase of $22m in the underwriting expenses from $295m to $317m includes additional fire services levy of $24m in the year. Other costs reduced by $2m reflecting delivery of the $10m in cost savings committed to in 2005. The bulk of the expense reduction work undertaken in FY06 was targeted to realise efficiencies available from increased automation. This included back office work on broker related reconciliations and front-office work on broker interfaces such as 'CGU Connect'.

In summary, the business is well prepared to ride out the rest of the soft cycle in a disciplined fashion and grow into the anticipated change in the cycle in 2007.

International – NZ performing well & infrastructure in place for Asia

IAG
Insurance Australia Group

International operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	499	502	509	526	1,001	1,036
Gross earned premium	494	496	524	512	990	1,036
Reinsurance expense	(49)	(34)	(57)	(50)	(83)	(107)
Net premium revenue	445	462	467	462	907	929
Net claims expense	(271)	(298)	(272)	(306)	(569)	(578)
Commission expense	(49)	(44)	(46)	(44)	(93)	(89)
Underwriting expense	(70)	(70)	(77)	(81)	(140)	(158)
Underwriting profit	55	50	72	31	105	104
Investment income on technical reserves	12	14	14	14	26	28
Insurance profit	67	64	86	45	131	132
Share of Profit from Associates	-	-	-	2	-	2
China Automobile Association	(2)	(2)	(3)	(4)	(4)	(7)
Total international result	65	62	83	43	127	127
Insurance ratios						
Loss ratio	60.9%	64.5%	58.2%	66.2%	62.7%	62.2%
Expense ratio	26.7%	24.7%	26.3%	27.0%	25.7%	26.6%
Commission ratio	11.0%	9.5%	9.8%	9.5%	10.3%	9.6%
Administration ratio	15.7%	15.2%	16.5%	17.5%	15.4%	17.0%
Combined ratio	87.6%	89.2%	84.5%	93.2%	88.4%	88.8%
Insurance margin (before tax)	15.1%	13.9%	18.4%	9.7%	14.4%	14.2%

All amounts for 1H05 and subsequent periods restated under AIFRS

The New Zealand result still dominates this segment, although that may change in the not too distant future.

The results for 2006 include $65m of GWP from our new Asian subsidiaries for the period from when we gained control. Without these the GWP in this segment would have fallen solely because of the 3% fall in the average value of the NZ$ relative to the A$ during the year.

During the year we established a regional management team in Singapore. This team is working closely with the businesses in Malaysia and Thailand to assist with improving products, customer access and risk frameworks while also seeking out further expansion opportunities. This team works alongside the newly formed specialist Asian Lloyds underwriting syndicate that operates as Alba Group Pte Limited. The costs of establishing the office, including relocating team members from Australia, has dampened the margin in this segment for 2006.

Alba, in Singapore, and our captive insurer in Labuan, were acquired or set up during the year as essential parts of the infrastructure required to leverage the reinsurance opportunities arising from the Group's operations across Asia.

The skills and frameworks which our people in Singapore bring to the business are a key part of managing our risks in the Asian region.

Our Malaysian investment, AmAssurance, has been equity accounted with effect from March 2006. We have recorded our share of the reported profit for shareholders, after tax, of $2m for the quarter. This business is also experiencing continued double digit growth and the embedded value of the Life company is up by 3.8% year on year.

The investment in CAA to enable it to become a national provider of roadside assistance in China is now largely complete and the net result from this business should improve during 2007 as we leverage this investment.

We also completed the purchase of NZI Thailand and upped our holding in Safety from just over 20% to around 96% in 2H06.

The Thailand subsidiaries both delivered continued underwriting profits in the year with a combined ratio in the mid-90s for the period we consolidated. Both businesses are growing and industry estimates of growth for FY07 are 10%.

New Zealand sustained record margin levels

IAG
Insurance Australia Group

New Zealand Operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	499	502	494	477	1,001	971
Gross earned premium	494	496	507	462	990	969
Reinsurance expense	(49)	(34)	(45)	(32)	(83)	(77)
Net premium revenue	445	462	462	429	907	892
Net claims expense	(271)	(298)	(269)	(287)	(569)	(556)
Commission expense	(49)	(44)	(46)	(39)	(93)	(85)
Underwriting expense	(70)	(70)	(75)	(74)	(140)	(149)
Underwriting profit	55	50	72	29	105	102
Investment income on technical reserves	12	14	14	13	26	27
Insurance profit	67	64	86	42	131	129
Insurance ratios						
Loss ratio	60.9%	64.5%	58.2%	66.9%	62.7%	62.3%
Expense ratio	26.7%	24.7%	26.2%	26.3%	25.7%	26.3%
Commission ratio	11.0%	9.5%	10.0%	9.1%	10.3%	9.5%
Administration ratio	15.7%	15.2%	16.2%	17.2%	15.4%	16.7%
Combined ratio	87.6%	89.2%	84.4%	93.2%	88.4%	88.6%
Insurance margin (before tax)	15.1%	13.9%	18.6%	9.8%	14.4%	14.5%

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 19

The insurance margin for the New Zealand business of 14.5% just exceeded the record level of 14.4% delivered in FY05. The commercial cycle is in full swing in New Zealand, although it does not seem as extreme at this stage. Rate reductions in commercial lines were offset by additional premium in personal lines where we led the market in increasing home insurance rates. Home insurance rates had not been keeping up with the increased cost of more frequent severe weather events.

FY06 did look like being a relatively benign year until the business sustained a NZ$20m ($18m) loss from the snowstorm in the South Island in late June.

We have been leveraging our systems investments in New Zealand in recent years to improve efficiency. One example this year was a pilot enabling branch-based staff to log into the call centre via our VOIP (voice over internet protocol) network and take calls. This is a very effective way of managing load across the network and facilitating local representation and local jobs which has reduced turnover and training costs in the pilot group.

The New Zealand business also completed the acquisition of Mike Henry Travel which represents around 2% of the New Zealand portfolio at 30 June 2006.

The broker channel, which represents approximately 47% of our New Zealand portfolio continued to achieve volume growth in both personal and commercial lines during the year.

The administration ratio in New Zealand increased by around 1.3% on 2005 due to the combination of additional IT spend and restructuring costs, including redundancies.

The IAG NZ business is continuing its implementation of the Australian Personal Lines technology platform. Following an extension of scope, which includes enhancements which will assist the Group's entire portfolio for personal lines, we expect the project to be completed in 2H07.

Sustained strong solvency position



3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
MCR Multiple (times)
1.62x
Benchmark MCR 1.60x
1.85x
2.32x
2.35x
2.13x
0.32x
0.31x
0.30x
2.00x
2.04x
1.83x
0.39x
0.32x
0.91x
0.35x
0.31x
1.18x
0.35x
0.31x
1.34x
0.35x
0.30x
1.39x
0.34x
0.30x
1.19x
Impact of RES on MCR, if exchanged, brings the MCR to 2.13x
Benchmark MCR 1.55x
30-Jun-03
30-Jun-04
30-Jun-05
31-Dec-05
30-Jun-06
T1 Non-hybrid capital
T1 Hybrid
T2
RES

- Group MCR coverage at 1.83x
  - RES add 0.3x capacity

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 20

The Group continues to set its economic capital based on its internal modelling and then translates this into a multiple of MCR (minimum capital requirement) determined at the Group level.

As at 30 June 2006, the MCR multiple remained very strong at 1.83x MCR. The reduction from 2.04x at 31 December 2005 essentially represents the payment of the special dividend of $201m in June and the intangibles relating to acquisitions in Asia during 2H06.

The MCR multiple of 1.83x does not include our innovative contingent capital which would add 30 basis points if exercised, lifting the multiple to 2.13x.

As Mike has already pointed out, we expect to continue to grow via acquisitions during 2007 and currently have sufficient capital to execute our transaction in China during the first half of 2007.

Obviously anything of reasonable size acquired in addition to our investment in China could involve some form of capital raising..

Track record of prudent reserving – nine consecutive years of net releases

IAG
Insurance Australia Group

Claims development	Accident year				
	FY02	FY03	FY04	FY05	FY06
Net ultimate claims cost estimate (undiscounted)	A$m	A$m	A$m	A$m	A$m
At end of accident year	2,313	3,677	3,881	4,024	4,105
One year later	2,215	3,360	3,521	3,743	
Two years later	2,137	3,249	3,493		
Three years later	2,087	3,163			
Current estimate of net ultimate claims cost	2,051	3,163	3,493	3,743	4,105
Statistics					
Cumulative development: favourable / (unfavourable)	**262**	**514**	**388**	**281**	
Development as % of original reserves	11.3%	14.0%	10.0%	7.0%	
PoA on net outstanding claims (min. level to FY03)	90%	90%	90%	92.5%	90%
S&P Insurer financial strength rating for key u/writers	AA+	AA	AA	AA	AA

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 21

We have produced a claims development table as required under AIFRS. We've gone with the approach of showing it in terms of the total provisions as we believe this is ultimately what it is there for – to see the reporting entity's track record in providing for its claims.

The table is presented on a net undiscounted basis, i.e., the expected cash outflows including inflation, so that the ultimate claims cost can be directly compared year on year.

The acquisition of CGU and NZI during FY03 is the reason for the significant increase in the level of ultimate claims costs in that accident year. For acquired businesses, development relating to accident years prior to acquisition is all allocated to the period prior to the accident years shown on this table.

The Group's claims development table shows that there is a history of the claims reserves being conservatively stated. This is to be expected when we've had a philosophy of reserving the Group's net claims reserves to a minimum probability of adequacy of 90% throughout this period and the Group's major long-tail portfolios have either been quite stable – (eg CTP NSW and WA workers' compensation) – or developing favourably – (eg liability classes following tort reform).

The higher level of cumulative releases relating to the FY03 accident year relate to favourable development of assumptions, including risk margins, that we made in respect of the acquired CGU business as we took a very conservative stance at acquisition.

From the claims expense note in the accounts which splits the claims expense in the income statement between that incurred for the current accident year and the aggregate of adjustments to the prior periods, you can see that FY06 is the ninth consecutive year that we have had releases from prior years, both on this undiscounted basis and on a discounted basis.

This consistency and relative conservatism is one of the reasons that the Group has retained AA category insurer financial strength ratings for its key licensed insurers since listing.

International expansion provides scope for further capital efficiency

- Domestically IAG has been innovative in realising capital efficiencies
- International expansion will provide further efficiencies
  - Provides access to additional investors, potential for local funding
  - Effective tax rate may reduce over time depending on rates in countries in which we operate
- Considering optimal investment portfolio mix:
  - Risk capital charges (S&P / APRA)
  - Foreign prudential capital and tax regimes
  - Larger Group to absorb volatility of individual businesses/different investment markets providing diversification

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 22

Since we listed in 2000, we've been active managers of our capital – and we intend to continue to do so.

At listing we had surplus capital and were 100% equity funded. Over the six subsequent years, we:

•Returned over $1bn of surplus equity in three off-market buy-backs and a special dividend;

•Introduced debt in 2001 to fund the State acquisition in New Zealand;

•Issued two tranches of reset preference shares;

•Funded the acquisitions of CGU and NZI in 2003 with a mix of funding designed to bring us into line with our target capital mix; and

•Issued an innovative contingent capital security – the reset exchangeable securities (RES)

Each of the capital returns and hybrid issues have monetised some of our surplus franking credits.

Looking forward, our international expansion plans provide us with further capital management potential. For example:

•The capacity to tap another pool of potential investors and other capital markets; and

•The potential to generate earnings with a lower tax rate than applies to our Australian operations.

As we continue to expand internationally we will continue to reconsider our optimal investment portfolio mix to take account of:

•Anticipated changes in how Standard & Poor's will assess capital adequacy;

•The varying prudential and tax regimes that apply, and we expect will apply, to our businesses. This can determine where and in what form it is necessary to hold some of the Group's capital and thus have an effect on how the total capital is invested. It also introduces new opportunities, such as using letters of credit to provide capital via our Lloyds vehicle.

•With a more diverse book, the diversification benefits – due to non-correlated insurance portfolios – may outweigh some of the diversification provided to date from the lower correlation between insurance operations and equity markets relative to the correlation with bond markets.

We are assessing all these issues as part of our approach to potential acquisitions and the capital required to fund them.

International expansion progressing

Foothold and infrastructure in place in Asia, further international expansion being actively pursued

Insurance Australia Group Limited
ABN 60 090 739 923

Asian strategy progressed – delivering shareholder value

IAG Insurance Australia Group

✓	Build Asian platform	**Acquisitive:** • AmAssurance • Safety Insurance • Alba • MOU with CPIC **Organic:** • Regional Head Office • Labuan Re
✓	Capture offshore growth	Pro-forma growth of 3.1%(1)
✓	Earnings accretive	Positive contribution to FY06 profits Acquired businesses EPS accretive in FY 2007 or earlier
✓	Leverage IAG capabilities	Renewed focus on combined Thai business AmAssurance capability transfer programme
✓	Economics through reinsurance	Efficiency benefits of Labuan Re & Alba U/W commenced for AmAssurance and Thailand
✓	Delivering shareholder value	Profits reported from Safety Insurance and AmAssurance 3.8% increase in AmAssurance Life EV

(1) Reflects IAG's proportion of acquired GWP compared to IAG's June 2006 GWP as if owned for the full financial year.

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 24

FY06 has been a very important year for our Asian expansion. The small core team that has been working on this led the completion of the acquisition of two subsidiaries, NZI Thailand and Safety Insurance, as well as our 30% in AmAssurance. We also made significant progress on the proposed 24.9% investment in China Pacific Property Insurance. We hope to that completion of this transaction will occur in October or November.

If we had controlled Safety for the whole year and could include our 30% stake in AmAssurance's general insurance premiums for a whole year in our GWP, the GWP from Asia in FY06 would have been $204m or 3.1% of the Group's FY06 GWP.

CPPI is currently writing about $2.3bn in annual GWP so would add around $800m more in GWP, if it were to be proportionately consolidated (an option not available in Australia).

The Thai businesses and AmAssurance each made contributions to the Group's profits in FY06 and are expected to be earnings per share accretive in FY07.

As George mentioned, our Asian team is working closely with the Thai and Malaysian operations to leverage our skills. This is going well with the CEOs in each of the companies actively involved in the programmes.

We mentioned in our announcement about AmAssurance that we aimed to increase our economic exposure through providing reinsurance to the business. After all, if we are involved in the setting of the risk framework and pricing in the underlying book, taking a share of the reinsurance placed is low risk, particularly on proportional covers. Our newly established and licensed Labuan insurer wrote 15% of AmAssurance's quota share and catastrophe covers effective from 1 July 2006. NZI Thailand also began ceding risks through the Labuan captive on this date.

Building a platform in high growth SE Asian markets

IAG Insurance Australia Group

Regional focus



1
2
3
4
5
6

■ Countries where IAG is present

▢ Countries of interest

(1) Transaction not completed

IAG's relative scale

	P&C market	Motor	Foreign investors
Acquisitive growth			
❶ Safety / NZI Thailand	4	3	1
❷ AmAssurance	5	2	2
❸ Alba	NA	NA	NA
❹ CPPI [(1)]	2	2	2
Organic growth			
❺ Labuan			
❻ Singapore			

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 25

This slide shows our presence in Asia and where we fit in the respective markets.

In Thailand, our combined businesses are ranked fourth in size in the general insurance market and equal third in motor. The three larger insurers are local Thai operations so we are the largest foreign investor. This partly reflects the very fragmented nature of the market and we anticipate further consolidation in this market and would like to participate in that. We would also like to grow the Group's position in this motor market as part of that strategy.

In Malaysia, AmAssurance is the fifth largest general insurer with a bias towards motor – our preferred entry point – which makes it the second largest motor insurer. IAG is the second largest foreign investor there. There is also scope for more consolidation in this market and AmAssurance expects to participate.

The Alba purchase was not completed until after 30 June 2006 and, as it was a 'cleanskin' syndicate, there are no premium statistics.

The investment in China Pacific Property Insurance (CPPI) has not been finalised at this time. However, the equivalent information is provided here for reference. It is the number two player in total general insurance and in motor and our investment in the sector would be second only to AIG's investment in PICC.

Each of these general insurance markets is growing at a rate of at least 10% per annum.

International expansion beyond Asia

IAG Insurance Australia Group

- Asia was the first step in international expansion
  - Research into other markets has been ongoing
- Benefits of further international expansion include
  - Diversification of risk
  - Maintaining competitive scale position internationally
  - Taking technical capability to new markets – and leveraging theirs
- Actively pursuing opportunities in Europe. Attractions include
  - Still largely intermediated
  - Pricing of motor property damage not as developed
  - Supply chain management still evolving
  - More developed customer segmentation & marketing

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 26

To be a competitive insurer for the long-term, we need to maintain our relative global positioning. To deliver the growth required to be a a top quartile performing company, we believe further international expansion is necessary as the Australian and New Zealand markets cannot support the growth necessary to do this for the long-term.

Expansion provides us with the opportunity to increase our capital efficiency through risk diversification and tapping new sources of capital and to leverage our skills and learn from others.

For this reason we started our work to expand beyond Australia and New Zealand. We chose Asia as our first area of focus and, as we began to build our platform in Asia, we also began to investigate and select other markets. We do detailed work on each before considering specific opportunities and estimate it often takes approximately two years between initiation of our work and being ready to execute on specific opportunities.

We have identified parts of Europe as attractive markets and are actively pursuing opportunities. Some of the attractions include:

- They are still largely intermediated;

- Pricing of motor property damage is not as developed as it is in Australia;

- Supply chain management is still evolving; and

- Customer segmentation & marketing is more advanced, which could offer some learnings for the Australian and New Zealand markets.

Strategic objectives and outlook

Insurance Australia Group Limited
ABN 60 090 739 923

Five year strategic objectives (set in FY02, updated in FY04) largely met

IAG
Insurance Australia Group

Objective	Outcome
Top quartile shareholder return	Delivered cumulative TSR of 104.4% since 1 January 2002. Ranked 25th in S&P/ASX100 during this period (1)
Normalised ROE of at least 1.5x WACC	Delivered. Average of 15.4% normalised ROE for FY02 to FY06
Double GWP to $7bn & maintain 80:20 mix between short & long-tail	Largely delivered
Establish an Asian foothold	Delivered. Acquisitions in Thailand, Malaysia & Singapore completed. China in progress
Maintain a AA rating	Delivered

(1) For companies operating throughout the period.

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 28

The Group's cumulative TSR since I January 2002 is 104.4% which ranks it 25th in the S&P/ASX100 over that period (adjusted to factor in only entities in the index throughout the period).

While the company has not delivered top quartile shareholder returns over this whole period, it performed very well for a significant proportion of the time and remains committed to this goal over full cycles.

The Group has delivered in excess of 1.5x WACC per annum for FY02 through to FY06. The average has been 15.4%.

The GWP growth target is still within our sights and the mix remains very close to the target at 81:19 short-tail to long-tail.

The goal of establishing a foothold in Asia has been delivered.

And we have maintained a AA category insurer financial strength rating for our major wholly-owned insurance subsidiaries.


Clear about objectives to deliver top quartile shareholder returns
IAG
Insurance Australia Group
Financial
GWP of A$13bn by 2012 (1)
40% of earnings from international businesses by 2012
Maintain conservative risk appetite (eg 'AA' rating)
Portfolio
Balance of mature & emerging markets
Personal lines & commercial SME focused
Selective inwards reinsurance – principally from 'family'
Benchmark 80:20 short:long tail mix
People
Maintain high performance culture
Employer of choice
Embed values based leadership
Customer
Price risk fairly
Customer led proposition
Leverage own / partner brands
(1) Including proportionate interest in unconsolidated investments
All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923
29

This slide shows how we are looking at our objectives at present in the context of our overall goal of delivering top quartile shareholder return on a sustainable basis over the cycles of our business.

We are still looking to double premium again by 2012, to sustain the goal of doubling the book – and earnings – every five years. Based on empirical evidence, this is what it takes to be in the top quartile performers and maintain relative scale in the international general insurance market. We acknowledge that not all this growth may be in consolidated entities but will include our proportionate shares of associates' GWP.

Factoring in longer-term average growth in the Australian and New Zealand markets of about 1.5x GDP, this means that about 40% of earnings would be sourced internationally.

We aim to get this growth by investing in a balance of mature and emerging markets and maintain a focus on personal lines and commercial SME businesses, being the segments where we have the most competitive advantages. We would also like to retain a mix of 80:20 short-tail: long-tail over time to manage the extent of our exposure to significant adverse development in long-tail classes.

To execute on this successfully, we will need to be an 'employer of choice' with a high performance culture and embed values-based leadership throughout our operations.

Fundamental to all this will be a continued adherence to our commitment to price risk fairly. To remain competitive we will also need to have customer-led propositions so that we remain in touch with, and focused on, our customers' needs and how they differ by area, channel and over time. We will leverage the value in our brands and those of our partners to deliver on our customer propositions.


Management team focused on delivering profitable growth
IAG
Insurance Australia Group
Aust Personal Insurance
CGU
Business Partnerships
New Zealand
Asia
Reinsurance & Asset Mgt
CEO:
David Issa
Mario Pirone
Jacki Johnson
Nicholas Hawkins
Justin Breheny
Jan van der Schalk
GWP²:
$2,890m
$1,836m
$672m
$971m
$65m ²
$1m
Brands:
SGIO
SGIC
RACV (1)
CGU
(1)
(1)
Business Partners
STATE
ALBA
(1) Shared brands
(2) Distribution of FY06 reported GWP – for Asia this is only NZI & Safety for the period since control acquired
All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923
30

In summary, we believe we have made significant progress in building for future growth.

This slide shows the premium and brands managed by the CEOs of each of our businesses. This re-energised team is totally focused on profitable growth.

- In Australian Personal Lines, David is working through the business to ensure it is fully focused on delivering great customer service, improved marketing and continuing to improve efficiency so that the current momentum in the business is sustained and profitable growth delivered.
- Mario and his team, whose premium on this slide includes CGU branded personal lines, are sticking to their strategy of using our understanding of customer profitability and the needs of customers, based on long-standing relationships, to continue to retain quality business at reasonable prices and, where necessary, take tough decisions on accounts that do not meet our return criteria.
- I created a new division called Business Partners. Jacki is responsible for non-risk workers' compensation as well as nearly $700m of GWP. The business, which includes Swann and MCGI, is the third largest underwriter of personal insurance for financial institutions and affinity groups. The extra focus on this business is already leading to improvements in sustainable profit through more strategic relationship management.
- In New Zealand, Nick has inherited a business delivering very good margins but with more scope for improvement. For example, the home insurance market in New Zealand has been underpriced for some time and risk-based pricing is relatively undeveloped compared with Australia, which is why we are looking forward to the opportunities for further improvement when we implement our personal lines underwriting and rating systems from Australia.
- I've already discussed Asia and the role of reinsurance within that.

FY07 Outlook

- Continue to grow and diversify our earnings
- Generate GWP growth of 5 – 10%
  - From organic business and acquisitions
  - Excludes non-consolidated GWP of associates
- Deliver normalised ROE of at least 1.5x WACC *
  - Pricing discipline maintained – for GWP and acquisitions
  - Continued focus on cost containment
  - Active capital management
- Maintain strong balance sheet and prudent reserving

*** Subject to no large losses or catastrophes beyond our allowances and no major falls in bond values.**

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 31

The Group expects to grow and diversify its earnings in FY07 and:

• Generate GWP growth of 5-10%, including acquisitions;

• Deliver ROE of at least 1.5x WACC on a normalised basis; and

• Maintain its strong balance sheet and prudent reserving philosophy.

The growth expectation only includes consolidated GWP.

The organic growth expectation takes account of:

• Leveraging the Group's current competitive position and positive momentum in direct motor and home insurance;

• Reduced premium in NSW CTP due to changes in the scheme structure which result in lower premiums;

• The soft cycle in commercial insurance in Australia and New Zealand; and

• Ongoing strong growth in the Group's Thai subsidiaries.

As I've discussed earlier, acquisitive growth is likely to be sourced in Asia and Europe.

Delivering on ROE at least 1.5x WACC is considered achievable based on:

• Continued focus on cost management including leveraging the capacity in the existing business to write additional business at marginal additional cost;

• Maintaining pricing discipline for premiums;

• Being disciplined in the price paid for acquisitions; and

• Continued active capital management.

Delivery of these returns is also subject to not incurring any large losses or catastrophes beyond the Group's normal allowances and experiencing no major falls in bond values.

Now, we'll take some questions ...

IAG share performance

IAG Insurance Australia Group

IAG share performance - since listing



$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
IAG Share Price ($AUD)
IAG Share Price Including Reinvestment of Dividends
S&P/ASX 100 Accumulation Index
S&P/ASX All Ordinaries Accumulation Index
Note:
Dividends are assumed to be reinvested using the closing price on the ex date.
Further value exists when taking the 100% franking of dividends into consideration.
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

All amounts for 1H05 and subsequent periods restated under AIFRS
Insurance Australia Group Limited - ABN 60 090 739 923 32

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holders upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holders, ie $2 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,595,030,472	Ordinary
		3,500,000	Reset Preference Shares (IAGPA)
		2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	137,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 28 August 2006
(Group Company Secretary)

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 922
iag.com.au

IAG Insurance Australia Group

6 September 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FOR IMMEDIATE RELEASE TO THE MARKET

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

APPOINTMENT OF ADDITIONAL COMPANY SECRETARY

Insurance Australia Group Limited ('IAG') hereby advises of the appointment of Mr Francis Giordano as Company Secretary for the period from 7 September to and including 27 September 2006.

Yours sincerely

Glenn Revell
Group Company Secretary

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 922
iag.com.au

RECEIVED
2006 SEP 28 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IAG
Insurance Australia Group

24 April 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') ANNOUNCES CLAIMS ESTIMATE OF $100 – 135 MILLION FROM CYCLONE LARRY

Please find attached a media release confirming that IAG expects to pay $100 – 135 million in claims from Cyclone Larry.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment: 1 page

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

MEDIA RELEASE

24 April 2006

IAG
Insurance
Australia
Group

Insurance Australia Group Limit
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG to pay more than $100 million in claims for Cyclone Larry, and remain within full year insurance margin guidance

Insurance Australia Group Limited (IAG) today confirmed it expected to pay between $100 million to $135 million to customers affected by Cyclone Larry.

IAG Chief Executive Officer, Mr Michael Hawker said as of this morning CGU and NRMA Insurance had received more than 5,900 claims.

Mr Hawker said the majority of claims were non-coastal business sold under the CGU brand or through financial intermediaries.

"Within 48 hours of the Cyclone hitting we had more than 22 claims and assessing staff on the ground and had established our first two mobile claims and assistance centre in Innisfail. With 72 hours of the event, we'd paid out $3.2 million to our worst hit customers, provided emergency accommodation and food and set-up another mobile assessing van for surrounding areas."

Mr Hawker said the claims costs were greater than originally anticipated due to the unusually high intensity of Cyclone Larry as it swept inland.

"We now estimate the gross cost of claims will be in the range of $100 million to 135 million. It took some time to determine the full impact as the extent of damage done to inland areas was not immediately known.

"As the Group's catastrophe covers do not cover losses below $200 million, the damage is within our catastrophe reinsurance deductible, so we had to ensure we had a reasonably firm estimate of our gross cost. We expect reinsurance recoveries to be less than $10 million.

"That means potential claims costs from Cyclone Larry will be about 2% of annual net earned premium. We still expect to fall within our guidance of a full year insurance margin of 14% - 16%, however, it will be at the lower end of the range, subject, of course, to no further major losses.

Mr Hawker said Cyclone Larry was rated a category five cyclone which makes it the most intense Cyclone to hit populated areas of Queensland in the last century.

"We'll continue to work with our customers, suppliers and the government to ensure the community makes a full recovery. On Friday we announced a free community expo to aid customers in the recovery process. The event, hosted by CGU and NRMA Insurance, will bring together builders, architects, designers, landscapers, environmental specialists, community safety representatives and counsellors so customers can get all the advice they need to rebuild their lives under the one roof," Mr Hawker said.

-ends-

Media Relations

Name	Carolyn McCann
Telephone	+61 2 9292 9557
Mobile	+61 411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	+61 2 9292 3169
Mobile	+61 411 012 675

MAY. 5. 2006 4:24PM

82-34821

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

5 May 2006

BY FAX - ORIGINAL IN POST
(61-2-9292-8072)

Insurance Australia Group Ltd.
Level 26
388 George Street
Sydney NSW 2000, Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 04 May 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,595,015,472 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Insurance Australia Group Ltd.

ACN/ARSN

1. Details of substantial holder(1)

Name Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 04 May 2006

The previous notice was given to the company on 10 April 2006

The previous notice was dated 07 April 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares (OR Stapled Securities)	81,393,505 shares	5.103%	99,409,047 shares	6.2325%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
10/04/2006 thru 04/05/2006	Capital Group Companies, Inc.	Acquisition of shares	Average price of 5.6087 AUD	18,015,542 Ordinary Shares	18,015,542

See Annexure A dated 07 April 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant Interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 04 May 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here ____________

date 05 May 2006

Annexure "A"

This is the Annexure of 7 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 4 May 2006.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Counsel

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	7,855,613	
	44001800	390,058	
	44002300	469,123	
	44003200	2,304,334	
	44022700	67,469	
	44022900	3,663,288	
	44023900	192,046	
	44024600	281,000	
	44025900	553,315	
	44028100	241,400	
	44028600	222,401	
	44029100	139,105	
	44029600	169,500	
	44029700	549,353	
	44030600	615,464	
	44032100	165,003	
	44034900	109,400	
	44035800	44,840	
	44036100	56,800	
	44036500	1,807,960	
	44036900	377,140	
	44037400	88,936	
	44038900	586,972	
	44040900	273,200	
	44041200	181,000	
	44042000	572,800	
	44043000	81,100	
	44043700	63,270	
	44044000	93,900	
	44044700	100,000	
	44045800	46,537	
	44045900	978,000	
	44046700	60,700	
	44054400	48,459	
	44255000	2,672,542	
	44258000	16,278	
	44259300	66,900	
	44261300	779,110	
	44263800	60,287	
	44267200	97,234	
	44267300	48,500	

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44268600	69,877	
	44269700	36,066	
	44271500	244,700	
	44271700	780,836	
	44273000	90,000	
	44273400	105,951	
	44276100	84,151	
	44276200	82,800	
	44277700	401,603	
	44278600	47,943	
	44279100	220,500	
	44281100	432,043	
	44281200	75,899	
	44282300	212,170	
	44282700	54,200	
	44283000	32,000	
	44283700	33,286	
	44283900	298,300	
	44286300	117,010	
	44287000	104,407	
	44288400	56,328	
	44288500	117,300	
	44295800	361,473	
	44295900	172,579	
	44296400	444,740	
	44298200	166,324	
	44301500	252,015	
	44302200	142,086	
	44302300	55,300	
	44303200	680,900	
	44303300	116,158	
	44304600	677,209	
	44304700	74,105	
	44305300	266,182	
	44307100	59,628	
	44308500	49,535	
	44308600	164,600	
	44313500	34,882	
	44313700	108,994	
	44315000	618,424	
	44316400	203,700	

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44316500	97,332	
	44318100	74,000	
	44318300	43,007	
	44319000	200,899	
	44321900	82,106	
	44323000	61,834	
	44323800	107,867	
	44326600	10,900	
	44326800	102,664	
	44328100	52,196	
	44328400	75,300	
	44329500	103,800	
	44331100	113,520	
	44331900	237,600	
	44334800	49,040	
	44335700	19,900	
	44336000	266,000	
	44336100	67,139	
	44338600	52,047	
	44339400	102,824	
	44341900	436,898	
	44343600	106,594	
	44344600	144,100	
	44344700	16,500	
	44344800	44,200	
	44345600	398,700	
	44346500	60,000	
	44348800	285,551	
	44349500	20,500	
	44350700	114,100	
	44351500	152,366	
	44351800	152,300	
	44351900	249,312	
	44352100	90,000	
	44352200	46,500	
	44353000	67,800	
	44353900	124,114	
	44356100	63,169	
	44356500	353,402	
	44356900	89,274	
	44357100	75,252	

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44357800	605,000	
	44358000	346,600	
	44358800	374,746	
	44359400	319,117	
	44359700	92,000	
	44359800	282,674	
	44359900	140,443	
	44360400	70,664	
	44363200	64,588	
	44364600	80,200	
	44366400	19,976	
	44368900	34,846	
	44369400	77,618	
	44405300	148,448	
	44800100	108,987	
	44940300	1,392,805	
	44941800	112,665	
	44951300	274,383	
		45,092,908	
Capital International Limited	43051000	146,600	
	43051300	133,100	
	43051400	26,400	
	43051500	99,600	
	43051800	150,341	
	43401400	31,800	
	43402300	90,000	
	43404700	94,332	
	43404900	28,200	
	43410500	104,000	
	43412500	43,000	
	43413100	168,000	
	43413200	40,500	
	43415000	123,281	
	43415700	527,842	
	43415900	95,544	
	43417500	144,900	
	43417600	48,200	
	43417700	562,100	
	43417800	44,400	

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43418100	57,600	
	43418300	209,000	
	43418500	200,325	
	43418600	179,300	
	43418800	332,700	
	43419100	101,000	
	43419200	11,700	
	43419300	383,500	
	43419500	73,538	
	43419700	35,000	
	43420200	117,800	
	43425200	531,302	
	43425300	90,800	
	43425400	193,479	
	43425700	294,000	
	43425800	327,994	
	43426200	637,506	
	43426300	1,210,122	
	43426400	648,129	
	43426700	1,470,061	
	43426800	314,165	
	43426900	710,378	
	43427100	623,500	
	43427200	39,200	
	43428200	68,500	
	43428300	29,000	
	43428600	84,000	
	43433100	20,300	
	43433200	179,500	
	43435100	403,160	
	43436100	74,000	
	43437100	272,800	
	43437300	63,400	
	43437400	346,200	
	43439100	140,700	
	43439200	464,900	
	43441200	82,400	
	43441800	35,900	
	43441900	31,400	
	43445200	49,700	
	43446100	24,500	

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43446200	6,100	
	43450500	174,700	
	43451200	61,000	
	43451300	37,000	
	43451600	37,800	
	43451700	47,500	
	43451900	170,400	
	43455100	125,000	
	43455200	31,000	
	43455300	154,800	
	43455400	18,400	
	43457100	194,300	
	43463500	96,700	
	43463600	31,700	
	43466100	192,800	
	43484100	97,550	
	43487400	146,000	
	43487500	144,800	
	43487600	195,100	
	43487700	102,100	
	43487800	88,500	
	43494200	54,424	
	43507400	16,700	
	43507500	35,600	
	43518500	66,775	
	43551100	95,500	
	43558600	422,950	
	43560100	278,000	
	43570100	93,700	
	43570200	11,100	
	43570300	8,000	
	43570400	170,973	
	43570500	11,564	
	43573100	174,700	
	43574100	59,000	
	43574200	131,800	
	43575100	158,500	
	43583100	1,288,600	
	43594100	189,470	

Australia Annexure
Insurance Australia Group Ltd.
4 May 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
		19,285,205	
Capital International S.A.	45415100	64,400	
	45415200	36,379	
	45415800	71,260	
	45426000	827,963	
	45440600	15,000	
	45500300	453,378	
		1,468,380	
Capital International, Inc.	46055500	140,431	
	46343400	137,700	
	46364700	17,536	
	46520100	427,072	
	46520600	16,669	
	46521300	54,284	
	46521400	52,776	
	46521500	21,573	
	46521700	14,371	
	46521800	22,311	
	46521900	23,000	
	46642200	121,210	
		1,048,933	
Capital Research and Management Company	11000006	12,560,632	
	11000016	16,627,502	
	11000033	3,325,487	
		32,513,621	
GRAND TOTAL		**99,409,047**	**6.23%**

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43402300	90,000
43413100	168,000
43413200	40,500
43419200	11,700
43426700	1,470,061
43436100	74,000
43551100	95,500
44282700	54,200
44298200	166,324
44363200	64,588
45415800	71,260
46521700	14,371

Total Shares: 2,320,504

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43417600	48,200
43417800	44,400
43419700	35,000
43428600	84,000
43437300	63,400
43446100	24,500
43446200	6,100
43451200	61,000
43594100	189,470
44054400	48,459
44328100	52,196

Total Shares: 656,725

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900	28,200

Total Shares: 28,200

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700	94,332
46521400	52,776
46521800	22,311

Total Shares: 169,419

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43415000	123,281
43415700	527,842
43418300	209,000
44034900	109,400
44036900	377,140
44040900	273,200
44041200	181,000
44263800	60,287
44268600	69,877
44269700	36,066
44271700	780,836
44283700	33,286
44283900	298,300
44302300	55,300
44303300	116,158

Total Shares: 3,250,973

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	12,560,632
11000016	16,627,502
11000033	3,325,487
43051000	146,600
43401400	31,800
43418100	57,600
43428200	68,500

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name

43439200	464,900
43441800	35,900
43484100	97,550
44000300	7,855,613
44001800	390,058
44002300	469,123
44003200	2,304,334
44022900	3,663,288
44024600	281,000
44028600	222,401
44035800	44,840
44036500	1,807,960
44043000	81,100
44255000	2,672,542
44281100	432,043
44288500	117,300
44303200	680,900
45500300	453,378
46642200	121,210

Total Shares: 55,013,561

Chase Manhattan Nominee Ltd.
Australia

43417700	562,100
43425400	193,479
44258000	16,278
44259300	66,900
44352100	90,000
44352200	46,500
44359900	140,443
44940300	1,392,805
44941800	112,665
44951300	274,383

Total Shares: 2,895,553

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44353900	124,114

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name

Total Shares: 124,114

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	1,210,122
43507400	16,700
43507500	35,600
43570400	170,973
44276200	82,800
45440600	15,000

Total Shares: 1,531,195

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44042000	572,800
44045800	46,537
44267200	97,234
44278600	47,943
44286300	117,010
44318300	43,007

Total Shares: 924,531

HKBA Nominees Ltd.
GPO Box 181
Sydney 2001
Australia

43410500	104,000

Total Shares: 104,000

Hong Kong Bank Australia
Level 8
1, O'Connell St, GPO Box 5302
Sydney NSW 2001

43455100	125,000
43455400	18,400

Total Shares: 143,400

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name

HSBC
2 Leboh Ampang
50100 Kuala Lumpur, Malaysia

44356100	63,169

Total Shares: 63,169

HSBC Bank plc
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

43451900	170,400

Total Shares: 170,400

Investors Bank & Trust Co.

44368900	34,846

Total Shares: 34,846

Mellon Bank N.A.
London Branch
London
United Kingdom

44356900	89,274
44358000	346,600
44369400	77,618

Total Shares: 513,492

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43051800	150,341
43417500	144,900
43418800	332,700
43419100	101,000
43419300	383,500
43419500	73,538
43425200	531,302
43426800	314,165
43427200	39,200
43428300	29,000
43433200	179,500

Nominee List

Insurance Australia Group Ltd.

04 May 2006

<u>Nominee Name</u>

43435100	403,160
43439100	140,700
43451300	37,000
43451600	37,800
43455200	31,000
43463500	96,700
43466100	192,800
43487400	146,000
43560100	278,000
43570100	93,700
43570300	8,000
43574200	131,800
43575100	158,500
44025900	553,315
44028100	241,400
44029100	139,105
44030600	615,464
44032100	165,003
44036100	56,800
44037400	88,936
44043700	63,270
44044000	93,900
44046700	60,700
44267300	48,500
44273400	105,951
44279100	220,500
44282300	212,170
44301500	252,015
44302200	142,086
44304600	677,209
44304700	74,105
44305300	266,182
44307100	59,628
44308500	49,535
44316500	97,332
44323000	61,834
44326600	10,900
44326800	102,664
44328400	75,300
44334800	49,040
44338600	52,047
44341900	436,898

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name	
	144,100
44344600	16,500
44344700	44,200
44344800	60,000
44346500	20,500
44349500	249,312
44351900	67,800
44353000	19,976
44366400	137,700
46343400	16,669
46520600	54,284
46521300	21,573
46521500	

Total Shares: 9,958,709

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

	618,424
44315000	102,824
44339400	106,594
44343600	

Total Shares: 827,842

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

	710,378
43426900	113,520
44331100	148,448
44405300	

Total Shares: 972,346

State Street Australia Limited
Australia

	23,000
46521900	

Total Shares: 23,000

Westpac Banking Corp

	133,100
43051300	26,400
43051400	

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name	
43051500	99,600
43412500	43,000
43418500	200,325
43418600	179,300
43425300	90,800
43426200	637,506
43427100	623,500
43433100	20,300
43437400	346,200
43487500	144,800
43518500	66,775
43570500	11,564
43573100	174,700
44022700	67,469
44023900	192,046
44029700	549,353
44277700	401,603
44281200	75,899
44359700	92,000
45415100	64,400
46364700	17,536

Total Shares: 4,258,176

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43415900	95,544
43420200	117,800
43425700	294,000
43425800	327,994
43426400	648,129
43437100	272,800
43441200	82,400
43441900	31,400
43445200	49,700
43450500	174,700
43451700	47,500
43455300	154,800
43457100	194,300
43463600	31,700

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name	
43487600	195,100
43487700	102,100
43487800	88,500
43494200	54,424
43558600	422,950
43570200	11,100
43574100	59,000
43583100	1,288,600
44029600	169,500
44038900	586,972
44044700	100,000
44045900	978,000
44261300	779,110
44271500	244,700
44273000	90,000
44276100	84,151
44283000	32,000
44287000	104,407
44288400	56,328
44295800	361,473
44295900	172,579
44296400	444,740
44308600	164,600
44313500	34,882
44313700	108,994
44316400	203,700
44318100	74,000
44319000	200,899
44321900	82,106
44323800	107,867
44329500	103,800
44331900	237,600
44335700	19,900
44336000	266,000
44336100	67,139
44345600	398,700
44348800	285,551
44350700	114,100
44351500	152,366
44351800	152,300
44356500	353,402
44357100	75,252

Nominee List

Insurance Australia Group Ltd.

04 May 2006

Nominee Name	
44357800	605,000
44358800	374,746
44359400	319,117
44359800	282,674
44360400	70,664
44364600	80,200
44800100	108,987
45415200	36,379
45426000	827,963
46055500	140,431
46520100	427,072

Total Shares: 15,424,892

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

RECEIVED
2006 SEP 28 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IAG Insurance Australia Group

26 May 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNOUNCES CHANGES TO ITS EXECUTIVE TEAM

An announcement concerning changes in IAG's executive team is attached for disclosure to the market.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment : 2 pages

MEDIA RELEASE

26 May 2006

IAG
Insurance Australia Group
Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG announces changes to its executive team

Insurance Australia Group Limited (IAG) today announced changes to its executive team, including the promotion of a senior manager to the team, following the departure of an executive.

IAG Chief Executive Officer, Mr Michael Hawker said Mr Jan van der Schalk would join the executive team as CEO, Asset Management & Reinsurance, taking on responsibilities formerly held by Mr Rick Jackson, who has decided to leave IAG.

"I'm delighted to announce the appointment of an internal candidate, Jan van der Schalk, to the executive team to take responsibility for our reinsurance and asset management businesses. Jan's promotion highlights the depth of talent in our broader management team and our focus on succession planning and career development. John Stratton, Chief Investments Officer, will continue in his pivotal role in leading the asset management business.

"Jan brings a wealth of domestic and international experience to the role. He has held the position as IAG's Head of Reinsurance since April 2001. Prior to joining IAG, Jan worked for more than 16 years in the global reinsurance industry, having held senior positions with reinsurance groups in London and Bermuda," Mr Hawker said.

As part of the reorganisation, Group Strategy, which also formed part of Mr Jackson's portfolio, will now be led by Ms Christine McLoughlin, who takes on the role of Group Executive, Strategy. Ms McLoughlin has been part of IAG's executive team since August 2005, and has played a role in major initiatives, including adapting the Group's structure and governance as it expands internationally.

Mr Hawker thanked Mr Jackson for his contribution to IAG since joining in 1999.

"I'd like to thank Rick for his dedication and achievements over more than six years with the Group. Rick led the creation of the Insurance Manufacturers Australia (IMA) business from its formation in late 1999, which has been fundamental to the Group's profitability in recent years. In 2004, he took on the role as CEO of the newly formed Australian Personal Insurance business, our largest operation, prior to taking on his current role earlier this year."

Mr Hawker said the changes were effective immediately. A structure chart presenting the changes to the executive team is attached.

- ends -

Media Relations		**Investor Relations**	
Name	Emma Foster	**Name**	Anne O'Driscoll
Telephone	02 9292 8929	**Telephone**	02 9292 3169
Mobile	0411 013 170	**Mobile**	0411 012 675

IAG's executive team


Michael Hawker
CEO IAG
Justin Breheny
CEO, Asia
Nick Hawkins
CEO, IAG New Zealand
David Issa
CEO, Personal Insurance
Jacki Johnson
CEO, Business Partnerships
Mario Pirone
CEO, CGU
Jan van der Schalk
CEO, Asset Management & Reinsurance
Tony Coleman
Chief Risk Officer & Group Actuary
Christine McLoughlin
Group Executive, Strategy
Sam Mostyn
Group Executive, Culture & Reputation
George Venardos
Chief Financial Officer

82-34821

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: INSURANCE AUSTRALIA GROUP LIMITED

ACN/ARSN: 090 739 923

1. Details of substantial holder (1)

Name: 452 Capital Pty Limited

ACN/ARSN (if applicable): 101 924 430

The holder ceased to be a substantial holder on: 6 June 2006

The previous notice was given to the company on: 27 March 2006

The previous notice was dated: 23 March 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer Annexure "A"					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme area as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
452 Capital Pty Limited	Level 26 Australia Square, 264-278 George Street Sydney NSW 2000

Signature

print name: Rebecca O'Donnell capacity: Secretary

sign here date 8 / 6 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interest of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occured. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(5) See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(6) Details of the consideration must include any and all benefits, money and other, that any persons from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(7) The voting shares of a company constitute one class unless divided into separate classes.

(8) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is an annexure referred to in Form 605 – Notice of ceasing to be a substantial shareholder dated 6 June 2006

452 Capital Pty Ltd
A.C.N. 101 924 430

ANNEXURE A

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of Change (4)	Consideration given in relation to change (5)	Class (6) and number of securities effected (ordinary shares unless stated)	Person's votes affected
27/03/2006	452 Capital Pty Ltd	OS-PUR	35,611.12	6,590	6,590
27/03/2006	452 Capital Pty Ltd	OS-PUR	540,381.19	100,000	100,000
28/03/2006	452 Capital Pty Ltd	OS-PUR	156,784.73	28,800	28,800
28/03/2006	452 Capital Pty Ltd	OS-PUR	167,672.56	30,800	30,800
28/03/2006	452 Capital Pty Ltd	OS-PUR	140,997.38	25,900	25,900
28/03/2006	452 Capital Pty Ltd	OS-PUR	162,773.04	29,900	29,900
28/03/2006	452 Capital Pty Ltd	OS-PUR	188,359.44	34,600	34,600
29/03/2006	452 Capital Pty Ltd	OS-PUR	265,327.16	49,100	49,100
29/03/2006	452 Capital Pty Ltd	OS-PUR	275,054.03	50,900	50,900
30/03/2006	452 Capital Pty Ltd	OS-PUR	166,165.19	30,467	30,467
31/03/2006	452 Capital Pty Ltd	OS-PUR	383,481.16	70,000	70,000
5/04/2006	452 Capital Pty Ltd	OS-PUR	355,809.43	65,000	65,000
5/04/2006	452 Capital Pty Ltd	OS-PUR	285,047.15	52,073	52,073
5/04/2006	452 Capital Pty Ltd	OS-PUR	1,094,798.25	200,000	200,000
5/04/2006	452 Capital Pty Ltd	OS-PUR	551,409.37	100,000	100,000
5/04/2006	452 Capital Pty Ltd	OS-PUR	547,399.12	100,000	100,000
5/04/2006	452 Capital Pty Ltd	OS-PUR	109,479.82	20,000	20,000
5/04/2006	452 Capital Pty Ltd	OS-SAL	(9,496,486.51)	(1,717,267)	(1,717,267)
6/04/2006	452 Capital Pty Ltd	OS-PUR	1,104,823.87	200,000	200,000
6/04/2006	452 Capital Pty Ltd	OS-PUR	8,908,017.00	1,616,700	1,616,700
11/04/2006	452 Capital Pty Ltd	OS-PUR	554,417.06	100,000	100,000
13/04/2006	452 Capital Pty Ltd	OS-PUR	138,353.62	25,000	25,000
5/05/2006	452 Capital Pty Ltd	OS-PUR	421,474.76	75,000	75,000
8/05/2006	452 Capital Pty Ltd	OS-PUR	561,435.00	100,000	100,000
8/05/2006	452 Capital Pty Ltd	OS-PUR	140,358.75	25,000	25,000
8/05/2006	452 Capital Pty Ltd	OS-PUR	140,358.75	25,000	25,000
8/05/2006	452 Capital Pty Ltd	OS-PUR	280,717.50	50,000	50,000
18/05/2006	452 Capital Pty Ltd	OS-PUR	539,378.62	100,000	100,000
26/05/2006	452 Capital Pty Ltd	OS-PUR	369,143.51	70,000	70,000
26/05/2006	452 Capital Pty Ltd	OS-PUR	263,673.94	50,000	50,000
29/05/2006	452 Capital Pty Ltd	OS-PUR	134,201.02	25,400	25,400
29/05/2006	452 Capital Pty Ltd	OS-PUR	2,943,885.12	557,554	557,554
29/05/2006	452 Capital Pty Ltd	OS-PUR	197,074.71	37,300	37,300
29/05/2006	452 Capital Pty Ltd	OS-PUR	1,471,942.56	278,777	278,777
29/05/2006	452 Capital Pty Ltd	OS-PUR	197,074.71	37,300	37,300
31/05/2006	452 Capital Pty Ltd	OS-SAL	(3,007,877.20)	(567,524)	(567,524)
1/06/2006	452 Capital Pty Ltd	OS-SAL	(4,697,586.08)	(901,648)	(901,648)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(5,635,521.88)	(1,000,000)	(1,000,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(3,663,089.22)	(650,000)	(650,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(6,001,830.79)	(1,065,000)	(1,065,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(704,440.23)	(125,000)	(125,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(986,216.32)	(175,000)	(175,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(1,690,656.56)	(300,000)	(300,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(964,801.35)	(171,200)	(171,200)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(2,786,202.02)	(494,400)	(494,400)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(489,726.85)	(86,900)	(86,900)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(2,647,568.17)	(469,800)	(469,800)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(1,127,104.38)	(200,000)	(200,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(2,254,208.75)	(400,000)	(400,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(157,231.06)	(27,900)	(27,900)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(2,254,208.75)	(400,000)	(400,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(3,719,444.44)	(660,000)	(660,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(2,535,984.84)	(450,000)	(450,000)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(1,466,926.34)	(260,300)	(260,300)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(924,225.59)	(164,000)	(164,000)

This is an annexure referred to in Form 605 – Notice of ceasing to be a substantial shareholder dated 6 June 2006

452 Capital Pty Ltd
A.C.N. 101 924 430

Date of Change	Person whose relevant interest changed	Nature of Change (4)	Consideration given in relation to change (5)	Class (6) and number of securities effected (ordinary shares unless stated)	Person's votes affected
6/06/2006	452 Capital Pty Ltd	OS-SAL	(4,291,449.91)	(761,500)	(761,500)
6/06/2006	452 Capital Pty Ltd	OS-SAL	(783,337.54)	(139,000)	(139,000)

Print Name: Rebecca O'Donnell
Sign Here:

Capacity: Secretary
Date: 8/6/06

Insurance Australia Group Limited
ABN 60 090 739 923
GPO BOX 383
Sydney NSW 2001
iaglimited.com.au

13 June 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN FOR SPECIAL DIVIDEND PAYABLE ON 26 JUNE 2006

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $5.4218 per share for the 2006 special dividend.

The DRP price was based on an average market price for the ten trading days from the 29 May 2006 to 9 June 2006 inclusive.

Under the DRP, approximately 8.7 million ordinary shares will be allocated to participating shareholders on 26 June 2006, at the same time as special dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 26 June 2006.

Yours sincerely

Glenn Revell
Company Secretary

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

15 June 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ANNOUNCES ACQUISITION OF NEW LLOYD'S MANAGING AGENCY AND SPECIALIST ASIAN INSURER

An announcement concerning the above matter is attached for disclosure to the market.

Yours sincerely

Glenn Revell
Company Secretary

Attachment : 2 pages

MEDIA RELEASE

IAG
Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

15 June 2006

IAG acquires new Lloyd's managing agency and specialist Asian insurer

Insurance Australia Group Limited (IAG) today announced it had acquired a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The business will operate as Alba Group Pte Limited (Alba).

IAG Chief Executive Officer, Mr Michael Hawker said, "Acquiring Alba puts us in a strong position to leverage the reinsurance opportunities presented as we continue to execute our strategy to build a portfolio of Asian assets, as well as managing the risks inherent in these. In addition, the syndicate would enable IAG to add value through providing reinsurance support to its new Asian subsidiaries and partners."

IAG CEO of Asset Management & Reinsurance, Mr Jan van der Schalk, who has responsibility for the new business, said the business has both a very experienced team in the region and the infrastructure to support it.

"The key personnel in the underwriting team, which will be based in Singapore, and the managing agency, have an average of 20 years' experience in the insurance market, with the underwriters having spent a number of years underwriting Asian risks for international insurers," Mr van der Schalk said.

"Alba operates through a newly formed Lloyd's syndicate, the first multi-line syndicate dedicated to Asian business. The syndicate has access to all markets in which Lloyd's is licensed, covering more than 70 countries worldwide. Of particular relevance to IAG is Lloyd's capacity to underwrite business in the Asian region via its extensive network," Mr van der Schalk said.

IAG will provide the majority of the capital to support the syndicate, in conjunction with Whittington Group, the underwriters and the management team.

While the terms of the acquisition are confidential, the businesses have all been newly established and neither the purchase price nor the capital required in the first two years is material to the Group.

Lloyd's President, Asia-Pacific, Mr Tony Egerton said, "The Lloyd's Asia platform is becoming increasingly significant to the regional specialist insurance market, and we are delighted to welcome another new Lloyd's syndicate to the region."

"The fact that such a major insurance player has shown significant commitment to Lloyd's shows the market's current strength and the wealth of opportunity it can offer through its renowned brand and worldwide network," Mr Egerton said.

The vendor is Whittington Group Pte Limited, an international insurance investment and service business headquartered in Singapore with a long history in Lloyd's of London and international insurance markets. It is dedicated to providing bespoke and innovative outsource, investment and exit solutions to the insurance industry.

The terms of the acquisition are subject to final regulatory approval from the Singaporean MAS and the UK FSA, the prudential regulatory authorities for this business.

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group, with annual gross written premium of more than AUD$6.6 billion. The Group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. It also has interests in China, Thailand, Singapore and Malaysia. For further information please visit www.iag.com.au.

Media		**Investor Relations**	
Name	Emma Foster	**Name**	Anne O'Driscoll
Telephone	+61 2 9292 8929	**Telephone**	+61 2 9292 3169
Mobile	+61 411 013 170	**Mobile**	+61 411 012 675

29 June 2006

BY FAX - ORIGINAL IN POST
(61-2-9292-8072)

Insurance Australia Group Ltd.
Level 26
388 George Street
Sydney NSW 2000, Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 28 June 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,595,015,472 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Insurance Australia Group Ltd.

ACN/ARSN

1. Details of substantial holder(1)

Name: Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 28 June 2006

The previous notice was given to the company on: 05 May 2006

The previous notice was dated: 04 May 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares {OR Stapled Securities}	99,409,047 shares	6.2325%	116,102,637 shares	7.2791%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
5/05/2006 thru 28/06/2006	Capital Group Companies, Inc.	Acquisition of Shares	Average price of 5.4229 AUD	16,693,590 Ordinary Shares	16,693,590

See Annexure A dated 04 May 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 28 June 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley

Capacity: Counsel

sign here ________________

date 29 June 2006

Annexure "A"

This is the Annexure of 7 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 28 June 2006.

The Capital Group Companies, Inc.

By: ________________________________

Walt Burkley
Counsel

Australia Annexure
Insurance Australia Group Ltd.

28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	7,855,613	
	44001800	390,058	
	44002300	469,123	
	44003200	2,304,334	
	44022700	67,469	
	44022900	3,663,288	
	44023900	192,046	
	44024600	281,000	
	44025900	553,315	
	44028100	241,400	
	44028600	222,401	
	44029600	123,694	
	44029700	549,353	
	44030600	615,464	
	44032100	165,003	
	44034900	109,400	
	44035800	44,840	
	44036100	56,800	
	44036500	1,807,960	
	44036900	377,140	
	44037400	88,936	
	44038900	586,972	
	44040900	273,200	
	44041200	181,000	
	44042000	572,800	
	44042200	86,279	
	44043000	81,100	
	44043700	63,270	
	44044000	93,900	
	44044700	100,000	
	44045800	46,537	
	44045900	978,000	
	44046700	60,700	
	44054400	48,459	
	44255000	2,672,542	
	44258000	16,278	
	44259300	66,900	
	44261300	779,110	
	44263800	60,287	
	44267200	97,234	
	44267300	48,500	
	44268600	69,877	
	44269700	36,066	
	44271500	244,700	
	44271700	780,836	
	44273000	90,000	
	44273400	105,951	
	44276100	84,151	
	44276200	82,800	
	44277700	401,603	
	44278600	47,943	
	44279100	141,300	
	44281100	432,043	
	44281200	75,899	

Australia Annexure
Insurance Australia Group Ltd.

28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	44282300	212,170	
	44282700	54,200	
	44283000	32,000	
	44283700	33,286	
	44283900	298,300	
	44286300	117,010	
	44287000	104,407	
	44288400	56,328	
	44288500	117,300	
	44295800	361,473	
	44295900	172,579	
	44296400	364,740	
	44298200	229,910	
	44301500	252,015	
	44302200	142,086	
	44302300	55,300	
	44303200	975,591	
	44303300	116,158	
	44304600	677,209	
	44304700	74,105	
	44305300	180,282	
	44307100	59,628	
	44308500	49,535	
	44308600	164,600	
	44313500	34,882	
	44313700	108,994	
	44315000	618,424	
	44316400	203,700	
	44316500	97,332	
	44318100	74,000	
	44318300	43,007	
	44319000	200,899	
	44321900	82,106	
	44323000	61,834	
	44326600	10,900	
	44326800	102,664	
	44328100	52,196	
	44328400	59,300	
	44329500	103,800	
	44331100	113,520	
	44331900	237,600	
	44334800	49,040	
	44335700	19,900	
	44336000	266,000	
	44336100	67,139	
	44338600	52,047	
	44339400	102,824	
	44341900	436,898	
	44343600	106,594	
	44344600	144,100	
	44344700	16,500	
	44344800	44,200	
	44345600	398,700	
	44346500	60,000	

Australia Annexure
Insurance Australia Group Ltd.

28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	44348800	285,551	
	44349500	20,500	
	44351500	152,366	
	44351800	152,300	
	44351900	249,312	
	44352100	90,000	
	44352200	46,500	
	44353000	67,800	
	44353900	124,114	
	44356100	63,169	
	44356500	353,402	
	44356900	89,274	
	44357100	75,252	
	44357800	605,000	
	44358000	346,600	
	44358800	374,746	
	44359400	428,939	
	44359700	92,000	
	44359800	343,101	
	44359900	199,643	
	44360400	70,664	
	44363200	94,088	
	44364600	80,200	
	44366400	19,976	
	44368900	34,846	
	44369400	77,618	
	44405300	148,448	
	44800100	158,701	
	44940300	1,392,805	
	44941800	112,665	
	44951300	274,383	
		45,178,149	
Capital International Limited	43051000	146,600	
	43051300	133,100	
	43051400	26,400	
	43051500	99,600	
	43401400	31,800	
	43402300	90,000	
	43404700	94,332	
	43404900	28,200	
	43410500	104,000	
	43412500	43,000	
	43413100	168,000	
	43413200	40,500	
	43415000	123,281	
	43415700	527,842	
	43415900	95,544	
	43417500	144,900	
	43417600	48,200	
	43417700	562,100	
	43417800	44,400	
	43418100	57,600	

Australia Annexure
Insurance Australia Group Ltd.

28 June 2006

CG Investment Management Company

Account Number	Number of Shares	% Held
43418300	150,000	
43418500	200,325	
43418600	179,300	
43418800	332,700	
43419100	101,000	
43419200	7,550	
43419300	383,500	
43419500	73,538	
43419700	35,000	
43420200	117,800	
43425200	421,752	
43425300	90,800	
43425400	193,479	
43425700	294,000	
43425800	327,994	
43426200	637,506	
43426300	1,210,122	
43426400	648,129	
43426700	1,470,061	
43426800	363,165	
43426900	710,378	
43427100	623,500	
43427200	39,200	
43428200	68,500	
43428300	29,000	
43428600	84,000	
43433100	20,300	
43433200	179,500	
43435100	403,160	
43436100	74,000	
43437100	272,800	
43437300	63,400	
43437400	241,947	
43439100	140,700	
43439200	464,900	
43441200	82,400	
43441800	35,900	
43441900	31,400	
43445200	49,700	
43450500	174,700	
43451200	61,000	
43451300	37,000	
43451600	37,800	
43451700	47,500	
43451900	170,400	
43455100	125,000	
43455200	31,000	
43455300	154,800	
43455400	18,400	
43457100	194,300	
43463600	31,700	
43466100	192,800	
43484100	97,550	
43487400	146,000	

Australia Annexure
Insurance Australia Group Ltd.

28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43487500	144,800	
	43487600	195,100	
	43487700	102,100	
	43487800	88,500	
	43494200	54,424	
	43507400	16,700	
	43507500	35,600	
	43518500	66,775	
	43558600	422,950	
	43560100	184,700	
	43570100	93,700	
	43570200	11,100	
	43570300	8,000	
	43570400	170,973	
	43570500	11,564	
	43573100	174,700	
	43574100	59,000	
	43574200	131,800	
	43575100	158,500	
	43583100	1,288,600	
		18,401,341	
Capital International S.A.	45415100	64,400	
	45415200	36,379	
	45415800	71,260	
	45426000	827,963	
	45440600	15,000	
	45594100	189,470	
		1,204,472	
Capital International, Inc.	46055500	140,431	
	46343400	137,700	
	46364700	17,536	
	46520100	427,072	
	46520600	16,669	
	46521300	54,284	
	46521400	52,776	
	46521500	21,573	
	46521700	14,371	
	46521800	22,311	
	46521900	23,000	
	46642200	121,210	
		1,048,933	
Capital Research and Management Company	11000006	22,899,526	
	11000016	21,662,039	
	11000033	5,708,177	
		50,269,742	

Australia Annexure
Insurance Australia Group Ltd.

28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		116,102,637	7.28%

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
43402300		90,000
43413100		168,000
43413200		40,500
43419200		7,550
43426700		1,470,061
43436100		74,000
44282700		54,200
44298200		229,910
44363200		94,088
45415800		71,260
46521700		14,371
	Total Shares:	2,313,940
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
43417600		48,200
43417800		44,400
43419700		35,000
43428600		84,000
43437300		63,400
43451200		61,000
44054400		48,459
44328100		52,196
45594100		189,470
	Total Shares:	626,125
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
43404900		28,200
	Total Shares:	28,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		
43404700		94,332
46521400		52,776
46521800		22,311
	Total Shares:	169,419
Bankers Trust Australia Level 9, The Chifley Tower		

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

2, Chifley Square
Sydney NSW 2000, Australia

43415000	123,281
43415700	527,842
43418300	150,000
44034900	109,400
44036900	377,140
44040900	273,200
44041200	181,000
44263800	60,287
44268600	69,877
44269700	36,066
44271700	780,836
44283700	33,286
44283900	298,300
44302300	55,300
44303300	116,158
Total Shares:	3,191,973

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	22,899,526
11000016	21,662,039
11000033	5,708,177
43051000	146,600
43401400	31,800
43418100	57,600
43428200	68,500
43439200	464,900
43441800	35,900
43484100	97,550
44000300	7,855,613
44001800	390,058
44002300	469,123
44003200	2,304,334
44022900	3,663,288
44024600	281,000
44028600	222,401
44035800	44,840
44036500	1,807,960
44043000	81,100
44255000	2,672,542
44281100	432,043
44288500	117,300
44303200	975,591
46642200	121,210
Total Shares:	72,610,995

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

Chase Manhattan Nominee Ltd.
Australia

43417700		562,100
43425400		193,479
44258000		16,278
44259300		66,900
44352100		90,000
44352200		46,500
44359900		199,643
44940300		1,392,805
44941800		112,665
44951300		274,383
	Total Shares:	2,954,753

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44353900		124,114
	Total Shares:	124,114

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300		1,210,122
43507400		16,700
43507500		35,600
43570400		170,973
44276200		82,800
45440600		15,000
	Total Shares:	1,531,195

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44042000		572,800
44045800		46,537
44267200		97,234
44278600		47,943
44286300		117,010
44318300		43,007
	Total Shares:	924,531

HKBA Nominees Ltd.
GPO Box 181
Sydney 2001
Australia

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name		
43410500		104,000
	Total Shares:	104,000
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43455100		125,000
43455400		18,400
	Total Shares:	143,400
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
44356100		63,169
	Total Shares:	63,169
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43451900		170,400
	Total Shares:	170,400
Investors Bank & Trust Co.		
44368900		34,846
	Total Shares:	34,846
Mellon Bank N.A. London Branch London United Kingdom		
44356900		89,274
44358000		346,600
44369400		77,618
	Total Shares:	513,492
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43417500		144,900
43418800		332,700
43419100		101,000
43419300		383,500
43419500		73,538
43425200		421,752
43426800		363,165
43427200		39,200
43428300		29,000

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name	
43433200	179,500
43435100	403,160
43439100	140,700
43451300	37,000
43451600	37,800
43455200	31,000
43466100	192,800
43487400	146,000
43560100	184,700
43570100	93,700
43570300	8,000
43574200	131,800
43575100	158,500
44025900	553,315
44028100	241,400
44030600	615,464
44032100	165,003
44036100	56,800
44037400	88,936
44042200	86,279
44043700	63,270
44044000	93,900
44046700	60,700
44267300	48,500
44273400	105,951
44279100	141,300
44282300	212,170
44301500	252,015
44302200	142,086
44304600	677,209
44304700	74,105
44305300	180,282
44307100	59,628
44308500	49,535
44316500	97,332
44323000	61,834
44326600	10,900
44326800	102,664
44328400	59,300
44334800	49,040
44338600	52,047
44341900	436,898
44344600	144,100
44344700	16,500
44344800	44,200
44346500	60,000
44349500	20,500
44351900	249,312
44353000	67,800

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name		
44366400		19,976
46343400		137,700
46520600		16,669
46521300		54,284
46521500		21,573
	Total Shares:	9,323,892

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44315000		618,424
44339400		102,824
44343600		106,594
	Total Shares:	827,842

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900		710,378
44331100		113,520
44405300		148,448
	Total Shares:	972,346

State Street Australia Limited
Australia

46521900		23,000
	Total Shares:	23,000

Westpac Banking Corp

43051300	133,100
43051400	26,400
43051500	99,600
43412500	43,000
43418500	200,325
43418600	179,300
43425300	90,800
43426200	637,506
43427100	623,500
43433100	20,300
43437400	241,947
43487500	144,800
43518500	66,775
43570500	11,564
43573100	174,700
44022700	67,469
44023900	192,046
44029700	549,353
44277700	401,603

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name		
44281200		75,899
44359700		92,000
45415100		64,400
46364700		17,536
	Total Shares:	4,153,923

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43415900	95,544
43420200	117,800
43425700	294,000
43425800	327,994
43426400	648,129
43437100	272,800
43441200	82,400
43441900	31,400
43445200	49,700
43450500	174,700
43451700	47,500
43455300	154,800
43457100	194,300
43463600	31,700
43487600	195,100
43487700	102,100
43487800	88,500
43494200	54,424
43558600	422,950
43570200	11,100
43574100	59,000
43583100	1,288,600
44029600	123,694
44038900	586,972
44044700	100,000
44045900	978,000
44261300	779,110
44271500	244,700
44273000	90,000
44276100	84,151
44283000	32,000
44287000	104,407
44288400	56,328
44295800	361,473
44295900	172,579
44296400	364,740
44308600	164,600
44313500	34,882
44313700	108,994

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name	
44316400	203,700
44318100	74,000
44319000	200,899
44321900	82,106
44329500	103,800
44331900	237,600
44335700	19,900
44336000	266,000
44336100	67,139
44345600	398,700
44348800	285,551
44351500	152,366
44351800	152,300
44356500	353,402
44357100	75,252
44357800	605,000
44358800	374,746
44359400	428,939
44359800	343,101
44360400	70,664
44364600	80,200
44800100	158,701
45415200	36,379
45426000	827,963
46055500	140,431
46520100	427,072
Total Shares:	15,297,082

JUN. 29. 2006 4:17PM NO. 7954 P. 1

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

29 June 2006

BY FAX - ORIGINAL IN POST
(61-2-9292-8072)

Insurance Australia Group Ltd.
Level 26
388 George Street
Sydney NSW 2000, Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 28 June 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,595,015,472 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Insurance Australia Group Ltd.
ACN/ARSN	

1. Details of substantial holder(1)

Name	Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	28 June 2006
The previous notice was given to the company on	05 May 2006
The previous notice was dated	04 May 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares (OR Stapled Securities)	99,409,047 shares	6.2325%	116,102,637 shares	7.2791%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant Interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
5/05/2006 thru 28/06/2006	Capital Group Companies, Inc.	Acquisition of Shares	Average price of 5.4229 AUD	16,693,590 Ordinary Shares	16,693,590

See Annexure A dated 04 May 2006

4. Present relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 28 June 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley Capacity: Counsel

sign here date 29 June 2006

Annexure "A"

This is the Annexure of 7 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 28 June 2006.

The Capital Group Companies, Inc.

By: ______________________________

Walt Burkley
Counsel

Australia Annexure
Insurance Australia Group Ltd.
28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	7,855,613	
	44001800	390,058	
	44002300	469,123	
	44003200	2,304,334	
	44022700	67,469	
	44022900	3,663,288	
	44023900	192,046	
	44024600	281,000	
	44025900	553,315	
	44028100	241,400	
	44028600	222,401	
	44029600	123,694	
	44029700	549,353	
	44030600	615,464	
	44032100	165,003	
	44034900	109,400	
	44035800	44,840	
	44036100	56,800	
	44036500	1,807,960	
	44036900	377,140	
	44037400	88,936	
	44038900	586,972	
	44040900	273,200	
	44041200	181,000	
	44042000	572,800	
	44042200	86,279	
	44043000	81,100	
	44043700	63,270	
	44044000	93,900	
	44044700	100,000	
	44045800	46,537	
	44045900	978,000	
	44046700	60,700	
	44054400	48,459	
	44255000	2,672,542	
	44258000	16,278	
	44259300	66,900	
	44261300	779,110	
	44263800	60,287	
	44267200	97,234	
	44267300	48,500	

Australia Annexure
Insurance Australia Group Ltd.
28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44268600	69,877	
	44269700	36,066	
	44271500	244,700	
	44271700	780,836	
	44273000	90,000	
	44273400	105,951	
	44276100	84,151	
	44276200	82,800	
	44277700	401,603	
	44278600	47,943	
	44279100	141,300	
	44281100	432,043	
	44281200	75,899	
	44282300	212,170	
	44282700	54,200	
	44283000	32,000	
	44283700	33,286	
	44283900	298,300	
	44286300	117,010	
	44287000	104,407	
	44288400	56,328	
	44288500	117,300	
	44295800	361,473	
	44295900	172,579	
	44296400	364,740	
	44298200	229,910	
	44301500	252,015	
	44302200	142,086	
	44302300	55,300	
	44303200	975,591	
	44303300	116,158	
	44304600	677,209	
	44304700	74,105	
	44305300	180,282	
	44307100	59,628	
	44308500	49,535	
	44308600	164,600	
	44313500	34,882	
	44313700	108,994	
	44315000	618,424	
	44316400	203,700	

Australia Annexure
Insurance Australia Group Ltd.
28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43418600	179,300	
	43418800	332,700	
	43419100	101,000	
	43419200	7,550	
	43419300	383,500	
	43419500	73,538	
	43419700	35,000	
	43420200	117,800	
	43425200	421,752	
	43425300	90,800	
	43425400	193,479	
	43425700	294,000	
	43425800	327,994	
	43426200	637,506	
	43426300	1,210,122	
	43426400	648,129	
	43426700	1,470,061	
	43426800	363,165	
	43426900	710,378	
	43427100	623,500	
	43427200	39,200	
	43428200	68,500	
	43428300	29,000	
	43428600	84,000	
	43433100	20,300	
	43433200	179,500	
	43435100	403,160	
	43436100	74,000	
	43437100	272,800	
	43437300	63,400	
	43437400	241,947	
	43439100	140,700	
	43439200	464,900	
	43441200	82,400	
	43441800	35,900	
	43441900	31,400	
	43445200	49,700	
	43450500	174,700	
	43451200	61,000	
	43451300	37,000	
	43451600	37,800	

Australia Annexure
Insurance Australia Group Ltd.
28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43451700	47,500	
	43451900	170,400	
	43455100	125,000	
	43455200	31,000	
	43455300	154,800	
	43455400	18,400	
	43457100	194,300	
	43463600	31,700	
	43466100	192,800	
	43484100	97,550	
	43487400	146,000	
	43487500	144,800	
	43487600	195,100	
	43487700	102,100	
	43487800	88,500	
	43494200	54,424	
	43507400	16,700	
	43507500	35,600	
	43518500	66,775	
	43558600	422,950	
	43560100	184,700	
	43570100	93,700	
	43570200	11,100	
	43570300	8,000	
	43570400	170,973	
	43570500	11,564	
	43573100	174,700	
	43574100	59,000	
	43574200	131,800	
	43575100	158,500	
	43583100	1,288,600	
		18,401,341	
Capital International S.A.	45415100	64,400	
	45415200	36,379	
	45415800	71,260	
	45426000	827,963	
	45440600	15,000	
	45594100	189,470	

Australia Annexure
Insurance Australia Group Ltd.
28 June 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
		1,204,472	
Capital International, Inc.	46055500	140,431	
	46343400	137,700	
	46364700	17,536	
	46520100	427,072	
	46520600	16,669	
	46521300	54,284	
	46521400	52,776	
	46521500	21,573	
	46521700	14,371	
	46521800	22,311	
	46521900	23,000	
	46642200	121,210	
		1,048,933	
Capital Research and Management Company	11000006	22,899,526	
	11000016	21,662,039	
	11000033	5,708,177	
		50,269,742	
GRAND TOTAL		**116,102,637**	**7.28%**

Nominee List

Insurance Australia Group Ltd.

28 June 2006

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43402300	90,000
43413100	168,000
43413200	40,500
43419200	7,550
43426700	1,470,061
43436100	74,000
44282700	54,200
44298200	229,910
44363200	94,088
45415800	71,260
46521700	14,371

Total Shares: 2,313,940

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43417600	48,200
43417800	44,400
43419700	35,000
43428600	84,000
43437300	63,400
43451200	61,000
44054400	48,459
44328100	52,196
45594100	189,470

Total Shares: 626,125

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900	28,200

Total Shares: 28,200

Bank of New York Nominees
Bank of New York

Nominee List

Insurance Australia Group Ltd.

28 June 2006

Nominee Name

3 Birchin Lane
London EC3V 9BY

43404700	94,332
46521400	52,776
46521800	22,311

Total Shares: 169,419

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43415000	123,281
43415700	527,842
43418300	150,000
44034900	109,400
44036900	377,140
44040900	273,200
44041200	181,000
44263800	60,287
44268600	69,877
44269700	36,066
44271700	780,836
44283700	33,286
44283900	298,300
44302300	55,300
44303300	116,158

Total Shares: 3,191,973

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	22,899,526
11000016	21,662,039
11000033	5,708,177
43051000	146,600
43401400	31,800
43418100	57,600
43428200	68,500
43439200	464,900
43441800	35,900

Nominee List

Insurance Australia Group Ltd.

28 June 2006

Nominee Name

43484100	97,550
44000300	7,855,613
44001800	390,058
44002300	469,123
44003200	2,304,334
44022900	3,663,288
44024600	281,000
44028600	222,401
44035800	44,840
44036500	1,807,960
44043000	81,100
44255000	2,672,542
44281100	432,043
44288500	117,300
44303200	975,591
46642200	121,210

Total Shares: 72,610,995

Chase Manhattan Nominee Ltd.
Australia

43417700	562,100
43425400	193,479
44258000	16,278
44259300	66,900
44352100	90,000
44352200	46,500
44359900	199,643
44940300	1,392,805
44941800	112,665
44951300	274,383

Total Shares: 2,954,753

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44353900	124,114

Total Shares: 124,114

Citicorp Nominees PTY Ltd

Nominee List

Insurance Australia Group Ltd.

28 June 2006

Nominee Name

Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	1,210,122
43507400	16,700
43507500	35,600
43570400	170,973
44276200	82,800
45440600	15,000

Total Shares: 1,531,195

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44042000	572,800
44045800	46,537
44267200	97,234
44278600	47,943
44286300	117,010
44318300	43,007

Total Shares: 924,531

HKBA Nominees Ltd.
GPO Box 181
Sydney 2001
Australia

43410500	104,000

Total Shares: 104,000

Hong Kong Bank Australia
Level 8
1, O'Connell St, GPO Box 5302
Sydney NSW 2001

43455100	125,000
43455400	18,400

Total Shares: 143,400

HSBC
2 Leboh Ampang
50100 Kuala Lumpur, Malaysia

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

44356100	63,169

Total Shares: 63,169

HSBC Bank plc
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

43451900	170,400

Total Shares: 170,400

Investors Bank & Trust Co.

44368900	34,846

Total Shares: 34,846

Mellon Bank N.A.
London Branch
London
United Kingdom

44356900	89,274
44358000	346,600
44369400	77,618

Total Shares: 513,492

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43417500	144,900
43418800	332,700
43419100	101,000
43419300	383,500
43419500	73,538
43425200	421,752
43426800	363,165
43427200	39,200
43428300	29,000
43433200	179,500
43435100	403,160
43439100	140,700
43451300	37,000
43451600	37,800

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

43455200	31,000
43466100	192,800
43487400	146,000
43560100	184,700
43570100	93,700
43570300	8,000
43574200	131,800
43575100	158,500
44025900	553,315
44028100	241,400
44030600	615,464
44032100	165,003
44036100	56,800
44037400	88,936
44042200	86,279
44043700	63,270
44044000	93,900
44046700	60,700
44267300	48,500
44273400	105,951
44279100	141,300
44282300	212,170
44301500	252,015
44302200	142,086
44304600	677,209
44304700	74,105
44305300	180,282
44307100	59,628
44308500	49,535
44316500	97,332
44323000	61,834
44326600	10,900
44326800	102,664
44328400	59,300
44334800	49,040
44338600	52,047
44341900	436,898
44344600	144,100
44344700	16,500
44344800	44,200
44346500	60,000

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

44349500	20,500
44351900	249,312
44353000	67,800
44366400	19,976
46343400	137,700
46520600	16,669
46521300	54,284
46521500	21,573

Total Shares: 9,323,892

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44315000	618,424
44339400	102,824
44343600	106,594

Total Shares: 827,842

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900	710,378
44331100	113,520
44405300	148,448

Total Shares: 972,346

State Street Australia Limited
Australia

46521900	23,000

Total Shares: 23,000

Westpac Banking Corp

43051300	133,100
43051400	26,400
43051500	99,600
43412500	43,000
43418500	200,325
43418600	179,300

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

43425300	90,800
43426200	637,506
43427100	623,500
43433100	20,300
43437400	241,947
43487500	144,800
43518500	66,775
43570500	11,564
43573100	174,700
44022700	67,469
44023900	192,046
44029700	549,353
44277700	401,603
44281200	75,899
44359700	92,000
45415100	64,400
46364700	17,536

Total Shares: 4,153,923

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43415900	95,544
43420200	117,800
43425700	294,000
43425800	327,994
43426400	648,129
43437100	272,800
43441200	82,400
43441900	31,400
43445200	49,700
43450500	174,700
43451700	47,500
43455300	154,800
43457100	194,300
43463600	31,700
43487600	195,100
43487700	102,100
43487800	88,500
43494200	54,424

Nominee List

Insurance Australia Group Ltd.
28 June 2006

Nominee Name

43558600	422,950
43570200	11,100
43574100	59,000
43583100	1,288,600
44029600	123,694
44038900	586,972
44044700	100,000
44045900	978,000
44261300	779,110
44271500	244,700
44273000	90,000
44276100	84,151
44283000	32,000
44287000	104,407
44288400	56,328
44295800	361,473
44295900	172,579
44296400	364,740
44308600	164,600
44313500	34,882
44313700	108,994
44316400	203,700
44318100	74,000
44319000	200,899
44321900	82,106
44329500	103,800
44331900	237,600
44335700	19,900
44336000	266,000
44336100	67,139
44345600	398,700
44348800	285,551
44351500	152,366
44351800	152,300
44356500	353,402
44357100	75,252
44357800	605,000
44358800	374,746
44359400	428,939
44359800	343,101
44360400	70,664
44364600	80,200

Nominee List

Insurance Australia Group Ltd.

28 June 2006

Nominee Name

44800100	158,701
45415200	36,379
45426000	827,963
46055500	140,431
46520100	427,072

Total Shares: 15,297,082

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
GPO BOX 383
Sydney NSW 2001
iag.com.au

IAG Insurance Australia Group

3 July 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') - PROGRESS OF NEGOTIATIONS WITH CHINA PACIFIC PROPERTY INSURANCE

IAG announced on 7 February 2006 that it had signed a memorandum of understanding with a view to acquiring 24.9% of China Pacific Property Insurance Co., Ltd. (CPPI). IAG is pleased to announce that negotiations have progressed to the stage that draft transaction agreements have been confirmed for the purposes of lodgement with the China Insurance Regulatory Commission (CIRC) for preliminary review.

Under the terms of the draft transaction agreements, IAG will acquire 24.9% of CPPI for approximately A$350-375 million.

The parties intend to proceed to signing the transaction agreements as soon as possible following the CIRC's review and formal approval by the shareholders of China Pacific Insurance (Group) Co., Ltd. (CPIC Group), the parent company of CPPI. Pending completion of the CIRC's review and CPIC Group shareholder approval, IAG is unable to provide any further detail on the draft transaction agreements. An announcement will be made when the transaction agreements are signed and further information on the transaction will be provided to the market at that time.

Once the transaction agreements are signed, there will be further regulatory approvals required, which may take up to four months to complete.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	30 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 April 2006 ✓ 26 June 2006 ✓
No. of securities held prior to change	1. 4,817 ✓ (Direct interest) 2. 96,278 ✓ (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	60 (10 April 2006) ✓ 113 (26 June 2006) ✓
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S321 (10 April 2006) ✓ $613 (26 June 2006) ✓
No. of securities held after change	1. 4,990 (Direct interest) ✓ 2. 96,278 (Beneficiary of Non-Executive Directors' Share Plan Trust) ✓

+ See chapter 19 for defined terms.

dw 10/1/06

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of ordinary shares under IAG Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2005
No. of securities held prior to change	1. 4,817 ✓ (Direct interest) 2. 75,927 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	20,351 ✓
Number disposed	Nil ✓
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $108,000. ✓
No. of securities held after change	1. 4,817 ✓ (Direct interest) ✓ 2. 96,278 ✓ (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Computershare iSCRIP

Computershare

iSCRIP (v 1.18)

```
COMPUTERSHARE INVESTOR SERVICES PTY LTD                                    Run/Sess/Date1.
INSURANCE AUSTRALIA GROUP LIMITED/IAG                                         Serv Provic
* SCRIP Enquiry - Dividend History-------------------------------------------------------
  Key: HAMILTON    NEIL  DOUGLA        Holder ID...: I1000381744         Type.: IND
  Dividend code: DIVO  Payment date: 26/06/2006   Gross.......:              609.63
  Dividend type: D     Account.....: JUN06        Nett........:              609.63
  Source.......: D     Reference No:  271934      Tax.........:
   ** Reinvestment Details **
 MONEY b/f:        4.67 Cert #: UNCERT'D          Loan Ded....:
 MONEY c/f:        1.64 Reg...: NSW               Extra Tax...:
 Allotted.:         113

                                                  AU Frank Cr :              261.27


 Cls/Cat     Units      Franked    Unfranked AU Frank Cr       Gross
-------------------------------------------------------------------------------------
 ORD/1       4877       609.63                  261.27       609.63


*-----------------------------------------------------------------------------(M)ore
  Action..........: M           Locate....:


            <Esc> for valid actions; Action HELP available; > or . for EXTRA
```

Transmit (F10)   Escape

MEDIA RELEASE

25 August 2006

IAG
Insurance Australia Group
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG delivers $759 million profit and record dividend for shareholders, and targets GWP growth of 5-10% in FY07

Insurance Australia Group Limited (IAG) today announced a net profit after tax of $759 million for the 12 months ended 30 June 2006 (30 June 2005: $781 million*), and an insurance margin of 14.1% (30 June 2005: 15.5%). The Group also declared its highest ever final dividend of 16 cents per share and, following renewed momentum in the second half, expects gross written premium (GWP) to increase 5-10% in the full year ended 30 June 2007.

IAG Chief Executive Officer, Mr Michael Hawker, said he was pleased the Group comfortably exceeded its return on equity target, while making significant progress in building for future growth.

"We delivered our second-highest full-year return on equity and insurance margin since listing by maintaining our underwriting discipline and containing our operating costs," Mr Hawker said.

"In our largest portfolio, NSW comprehensive motor insurance, retention reached its highest levels in almost two years during the second half. This trend has continued in the new financial year, aided by programmes to further enhance end-to-end customer service, including improved staff training, technology platforms and claims management processes.

"While the soft cycle in commercial lines continued, we increased our insurance margin for the year, and retained policies in force at 98.8% of the previous year by focusing on relationship management, while being willing to sacrifice business where the price didn't match the risk.

"At the same time, we made significant progress towards our goal to expand internationally. Our Asian insurance operations contributed to our profit for the first time, and we have a number of potential acquisitions in Asia and Europe in the pipeline which meet our strict criteria.

"That makes us confident we'll be able to grow GWP by 5-10% in the current financial year, from both our existing business and international acquisitions."

Mr Hawker said the strong performance was achieved, despite experiencing increased industry-wide competition and lower average premiums in most major classes, while storms, including Cyclone Larry, cost the Group $76 million more than last year on a net basis.

Investment returns on shareholders' funds set a new record since listing, contributing $539 million to the pre-tax result. Investment returns from claims reserves also contributed $302 million to the Group's pre-tax result.

The Group generated a return on equity (ROE) of 22.1%. Normalised to exclude the very high investment returns, the ROE was 15.8%. This exceeds the Group's target of achieving ROE of at least 1.5 times its weighted average cost of capital.

* The Group is required to adopt Australian equivalents of International Financial Reporting Standards (AIFRS) when preparing its financial reports for the year ended 30 June 2006. For comparative purposes, results for the 2005 financial year have also been restated under AIFRS.

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

In light of the Group's performance, the Board has declared a final fully franked dividend of 16 cents per share to be paid on 9 October 2006 to shareholders registered on 6 September 2006. This brings annual dividends for the year to a record 29.5 cents per ordinary share, an 11.3% increase on the previous year.

IAG also paid a special dividend of 12.5 cents per share fully franked in June 2006, in line with the Group's commitment to return $200 million in surplus capital to shareholders in an efficient manner.

Mr Hawker said the Group's response to market dynamics differed across its businesses, but all delivered healthy margins.

"In our largest portfolio, Australian Personal Insurance, we achieved an insurance margin of 12.6%, and a very sound return on capital. This performance was below last year's record levels due to reduced business volumes compounded by lower average premiums in CTP and direct motor insurance. However, in the second half, renewal rates reached their highest level in almost two years in our largest portfolio, NSW comprehensive motor.

"We expect this positive momentum will continue in the current year as we leverage the competitive pricing position of the business and continue to implement our customer service and claims improvement programmes.

"While our Australian Commercial Insurance business was affected by the 'soft cycle' with rates falling on average (in real terms) by 4.5% during the year, our insurance margin increased from 16.1% to 18% on the back of a strong performance in the long tail classes of liability and workers' compensation.

"Our New Zealand business faced similar conditions to those in Australia. However, it delivered an insurance margin of 14.5% in line with the record performance achieved in the previous year."

Mr Hawker said the Group was starting to see the benefits of its strategy to diversify its business internationally, and frameworks were now in place to continue to expand the Group's global portfolio.

"Our Asian portfolio grew during the year, with our acquisition of interests in Thailand, Malaysia and Lloyd's (Singapore), and we are in final negotiations to purchase a stake in China's second largest general insurer, China Pacific Property Insurance (CPPI).

"This portfolio contributed to the Group's results for the first time, adding $65 million to GWP. On a full year basis, GWP would have been an estimated $150 million (excluding China).

"We have the governance and management structures in place to continue expanding globally and have been pursuing acquisitions in general insurance markets in Europe to supplement our Asian business."

The Group maintained the highest Standard & Poor's rating of any Australian-based financial institution for its key wholly-owned insurers. Its very strong capital position was also retained, with a multiple of 1.83 times its minimum capital requirement (MCR) as at 30 June 2006.

Mr Hawker said he was confident the Group would continue to grow and diversify its earnings during the year and deliver a normalised ROE of at least 1.5 times the weighted average cost of capital.

"We aim to generate GWP growth of 5-10% in the coming year by maintaining our pricing discipline, continuing our focus on cost management and actively managing our capital," Mr Hawker said.

"We expect our Australian Personal Insurance business will grow in line with the market during the 2007 financial year, growing moderately above market thereafter, and we expect the 'soft cycle' in the commercial market to improve by the June 2007 renewals.

"In New Zealand we expect to generate similar results to those in Australia, and our Asian insurance operations should grow at least in line with the higher growth rates in those markets.

"The acquisition of a 24.9% stake in China's CPPI should be completed around November 2006, and we're continuing to investigate potential acquisitions and investments in general insurance markets in Asia and Europe."

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group, with annual gross written premium of more than AUD$6.0 billion. The Group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. It also has interests in China, Thailand, Singapore and Malaysia. For further information please visit www.iag.com.au.

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	02 9292 9557	**Telephone**	02 9292 3169
Mobile	0411 014 126	**Mobile**	0411 012 675

82-34821

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

Directory

Stock Exchange Listings of the Group

Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

Investor Information/Administration

Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone:1300 360 688
Email: iag@computershare.com.au
Facsimile:(03) 9473 2470
Website: www.iag.com.au

Investor Relations

Email: investor.relations@iag.com.au
Ms Anne O'Driscoll
Head of Investor Relations & Capital Planning

Telephone:(02) 9292 3169
Facsimile:(02) 9292 3109
Email:anne.o'driscoll@iag.com.au

Registered Office

Level 26, 388 George Street
Sydney NSW 2000
Telephone: (02) 9292 9222

*Key dates for shareholders – proposed calendar of events**

Final dividend – ordinary shares	
Ex-dividend date	31 August 2006
Record date	6 September, 2006
Payment date	**9 October 2006**
Due date for IANG quarterly distribution	**15 September 2006**
Annual General Meeting	**15 November 2006**
Due date for IAGPA, IAGPB and IANG distributions	**15 December 2006**
Announcement of half-year results to 31 December 2006	**22 February 2007**
Interim dividend – ordinary shares	
Ex-dividend date	8 March 2007
Record date	14 March 2007
Payment date	**16 April 2007**
Due date for IANG quarterly distribution	**15 March 2007**
Due date for IAGPA, IAGPB and IANG distributions	**15 June 2007**
Announcement of full year results – 30 June 2007	**24 August 2007**

**These dates are indicative dates only and are subject to change. Any change will be announced on ASX.*

CONTENTS

1. Introduction

- Insurance Australia Group Limited (the Group) produced a consolidated net profit after tax of $759m for FY06, compared to $781m in FY05, and generated a return on equity (ROE) of 22.1% (15.8% normalised) the second highest annual result since listing. The insurance margin was 14.1%, compared with 15.5% in FY05.
- The result was achieved by maintaining high customer renewal in all major portfolios, while adhering to risk and underwriting disciplines and containing expenses. The Group also benefited from reserve releases, particularly in its commercial insurance business while maintaining its conservative approach to reserving.
- In the Group's largest business, Australian Personal Lines, GWP was 3.0% lower than FY05. However, renewed momentum occurred in 2H06, with renewal rates reaching their highest levels in almost two years. This positive trend is continuing, and is being supported by increased advertising into the market at a time when the Group's competitive pricing position in direct motor and home insurance is at its strongest in a number of years. This follows pricing increases by competitors while the Group has comfortably maintained its prices. The Group has adhered to its technical pricing discipline and sees the pricing position as sustainable. Following the renewed positive momentum in personal lines, the Group is confident it will regain system growth in FY07, and aims to grow moderately above system in subsequent periods.
- Part of the pressure on the Group's margins during the year was sustaining its franchise when volumes reduced. This means that the growth now being delivered has little marginal cost.
- The Group's performance was achieved despite a more competitive operating environment across all businesses, lower average premiums in most product classes, and a gross loss of around $360m due to storm activity during the year. The net losses from storms were $76m more than in FY05, all of which relates to 2H06.
- The result includes another record performance from shareholders' funds of $539m pre-tax on the back of strong equity markets returns. Investment returns from claims reserves also contributed $302m to the Group's pre-tax result. In aggregate, this represents a yield of 8.3% on funds under management.
- The Group's capital position, measured as a multiple of APRA's minimum capital requirements applied to the Group, remains very strong at 1.83x, well ahead of the Group's current benchmark of 1.55x. The decrease from 2.0x as at 30 June 2005 and 2.04x as at 31 December 2005 reflects acquisitions in South East Asia and the payment of a special dividend of $201m in 2H06.
- The Group's financial strength has supported the increase in the full year's dividends from 26.5 cents per share to 29.5 cents per share. When added to the special dividend, aggregate dividends for the financial year are 42.0 cents per share. Based on an average share price of $5.49 for FY06, this represents a fully franked yield of 7.7%, or 5.4% excluding the special dividend.
- The Group expects to grow GWP by 5-10% in FY07 and continue to deliver normalised ROE in excess of 1.5x WACC.
- All figures presented in this report for FY05 and FY06 are stated using Australian standards issued as equivalents to International Financial Reporting Standards (AIFRS).

1.1 Operating environment

- The operating environment of each of the Group's businesses was more challenging during FY06 than FY05:
  - The Australian personal lines market was affected by increased competition and advertising spend, lower average premiums in most product classes and increased claims costs. While competition is vigorous, it remains quite a rational market. In addition to these industry-wide factors, the Group's NSW Personal Lines business was also involved in a public debate in 1H06 with the Motor Traders Association NSW (MTA) which took a significant amount of management time. Following initiatives implemented to address these market dynamics and improved stakeholder relations with the smash repair industry, the business has regained positive momentum with renewal rates reaching their highest levels in almost two years;
  - The 'soft cycle' in commercial lines continued. Within this context, the Group was pleased to retain policies in force at 98.8% of the FY05 level. The Group remains committed to its strategy of focusing on relationship management and profitable accounts, while being willing to sacrifice business not appropriately priced. It is the Group's view that pricing in the commercial market may not stabilise until as late as the June 2007 renewals;
  - In New Zealand, industry conditions were similar to those in Australia, with increased competition across all lines of business. Against this backdrop, IAG NZ successfully maintained GWP in New Zealand dollar terms with volumes remaining relatively stable. The depreciation of the New Zealand dollar (average rate) by 3.4% affected the contribution of the businesses in Australian dollar terms; and
  - In Asia, the Group made significant progress towards its goal to build a foothold in that region, with acquired businesses now contributing to the Group's GWP and profits.
- The Group experienced one significant claims event during FY06, Cyclone Larry, which hit the North Queensland coast at Innisfail at about 9am on 20 March. The nature of this event – a Category 4 cyclone, with a highest recorded wind speed of 230km/hr – made it the strongest QLD event since 1918 when two Category 5 cyclones impacted the region. Industry estimates have not been updated since early April. At that time, the estimate was $450m (source: Insurance Disaster Response Organisation 'IDRO'). At that point, the Group's estimate of losses reported within the IDRO figures was about $80m. The Group's net losses estimate, including risk margins, has now developed to $165m. Whilst the Group's total market penetration in Queensland is lower than other Australian mainland states, it has high market shares in rural and regional Queensland. For example, CGU's estimated market share in the cyclone corridor for rural and domestic insurance (sold under CGU or third party brands) is 70% and close to 40% in Cairns.
- The Group's activation of its national claims emergency response teams as the cyclone approached, and its relationships with builders and suppliers, enabled a fast response to claims. However, the continued wet weather for weeks after the cyclone and the broad area of damage led to delays in full assessment of the damage and, indeed, contributed to additional costs as damaged buildings sustained further ingress of water pending repair. The location of the cyclone and the distances entailed in getting tradesmen and supplies to the area has extended the costs and time taken to finalise all repairs. These issues have increased the average cost per claim beyond anticipated levels.
- The latest market data from APRA (quarter ended March 2006) for Australian direct business general insurers shows growth in GWP of 2.4% on a rolling year basis for the year to March 2006. During the same period the Group's domestic GWP declined by 3.4%
- The New Zealand market also experienced relatively low growth at 2.7% and IAG New Zealand business grew 2.0% for the year ended March 2006 (based on latest data from ICNZ).
- The Group's short-fall relative to industry reflects its intention not to underwrite business it does not consider appropriately priced in its commercial business, as well as the challenges faced in its Australian Personal Lines business in 1H06. Growth in the Group's commercial lines in FY07 will be influenced by further development of the cycle. As noted above, the Group expects to generate at least system growth in Australian Personal Lines.
- Further information on the Group's performance can be found in the segment commentary in this report.

1.2 International expansion

- In 2002, the Group recognised the need to expand offshore to deliver sustainable growth, given the mature nature of the Australian and New Zealand general insurance markets, and the Group's leading market shares in both countries. In the past financial year, several milestones were achieved, including:
  - The acquisition of a general insurer in Thailand, which was subsequently renamed IAG Insurance (Thailand) Limited, trading as NZI Thailand, effective from 1 July 2005;
  - The completion of a 30% investment in AmAssurance, Malaysia's second largest motor vehicle insurer;
  - An increase in the Group's shareholding in Thailand's Safety Insurance Public Company (Safety Insurance) from an initial stake of 21.6% in 1998 to 96.1% in March 2006; and
  - Significant progress in negotiations with China Pacific Insurance (Group) Co., Ltd. to acquire 24.9% of China Pacific Property Insurance (CPPI). Draft transaction agreements have been lodged with the China Insurance Regulatory Commission (CIRC) for preliminary review. Completion of this transaction, following all regulatory approvals, is anticipated in October or November 2006.
- To support these activities, a new Asian business unit was incorporated into the Group's executive management structure and a chief executive officer for Asia, Justin Breheny, was appointed in March 2006.
- The consolidated Asian operations contributed GWP of $65m for FY06. This includes a full year's business for NZI Thailand and three months premium for Safety Insurance.
- The Group formed a new captive insurer in Labuan, Malaysia and acquired a newly-formed Singapore-based Lloyd's managing agency and specialist Asian underwriting syndicate, Alba Group Pte Limited (Alba), enabling the Group to provide reinsurance support to its new Asian subsidiaries and partners. The Group's subsidiaries in Thailand and associate in Malaysia have already begun to cede reinsurance to these operations.
- The Group will continue to look for expansion opportunities across Asia, and is also actively investigating opportunities in other insurance markets such as Europe.

1.3 Balance sheet strength

- The Group maintains a very strong balance sheet - the financial foundation of any insurance company. The strong capital base is evident in absolute terms and improves in relative terms on a risk adjusted basis.
- As at 30 June 2006:
  - The Group's net assets totalled $3,671m versus $3,769m as at 31 December 2005;
  - The Group returned $647m to shareholders during the year, comprised of the half-yearly dividends in October 2005 and April 2006 and the special dividend of $201m in June 2006;
  - The APRA risk adjusted MCR multiple was 1.83x versus 2.04x as at 31 December 2005. This continues to be above the Group's internal benchmark of 1.55x APRA's minimum capital requirements as applied to the Group figures;
  - Total debt of $746m plus hybrid capital of $550m represents 27.1% of the Group's total capitalisation versus 26.5% as at 31 December 2005;
  - Investment asset quality continues to remain very strong with 96% of the Group's interest bearing investment assets rated at least 'AA';
  - Reinsurance recoverables of $598m represent 3.5% of total assets and 16.3% of net assets;
  - After payment of the 16.0 cents per share final dividend, the parent will still have franking credits of $410m available to support future dividends;

- The Group also maintains $550m of fully funded contingent capital off balance sheet. If the Group exercised its conversion rights, this would increase the Group's MCR multiple to 2.13x; and
- The ratio of short-tail to long-tail insurance based on GWP remains at 81:19.

- The Group continues to maintain its very strong 'AA' insurer financial strength ratings from S&P for its key wholly-owned insurance entities.

1.4 Outlook

- The Group expects to grow and diversify its earnings in FY07 and:
  - Generate GWP growth of 5-10%, including acquisitions;
  - Deliver ROE of at least 1.5x WACC on a normalised basis; and
  - Maintain its strong balance sheet and prudent reserving philosophy.
- The growth expectation only includes consolidated GWP.
- The organic growth expectation takes account of:
  - Leveraging the Group's current competitive position and positive momentum in direct motor and home insurance;
  - Reduced premium in NSW CTP due to changes in the scheme structure which result in lower premiums;
  - The soft cycle in commercial insurance in Australia and New Zealand; and
  - Ongoing strong growth in the Group's Thai subsidiaries.
- Acquisitive growth is likely to be sourced in Asia and Europe.
- Delivering an ROE of at least 1.5x WACC is considered achievable based on:
  - Continued focus on cost management, including leveraging the capacity in the existing business to write additional business at marginal additional cost;
  - Maintaining pricing discipline for premiums;
  - Being disciplined in the price paid for acquisitions; and
  - Continued active capital management.
- Delivery of these returns is also subject to not incurring any large losses or catastrophes beyond the Group's normal allowances and experiencing no major falls in bond values.

1.5 Difference in reporting format to statutory financial statements

- With effect from 1H06, the Group re-classified the results of its captive reinsurer, IAG Re, by allocating the profit or loss earned by the captive from reinsuring the Group's consolidated operations back to those businesses on a basis which reflects the profits or loss it derived from those businesses. This has been done by adjusting the reinsurance expense in each business. The inwards reinsurance business generated in future from some of the Asian entities in which it acquires significant equity stakes of any such operations will be reported as part of the International Business segment.
- The change in treatment of the captive results noted above is not reflected in the Group's statutory financial statements. The profit is the same in both formats but there are differences in net earned premium, expenses and investment income on technical reserves, with a consequential minor difference in the reported insurance ratios. The 1H06 Investor Report contains reconciliations of the new and old basis of reporting for FY05.
- Expenses and income relating to the Group's Reset Exchangeable Securities and minority interest in controlled investment trusts for FY05 have been reclassified in this report to align with the AIFRS treatment in FY06.

2. Key Elements of Full-year Results

Insurance Australia Group Financial Performance (A-IFRS)	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**3,328**	**3,345**	**3,206**	**3,229**	**6,673**	**6,435**
Gross earned premium	**3,311**	**3,250**	**3,320**	**3,217**	**6,561**	**6,537**
Reinsurance expense	(227)	(243)	(235)	(332)	(470)	(567)
Net premium revenue	**3,084**	**3,007**	**3,085**	**2,885**	**6,091**	**5,970**
Net claims expense	(2,063)	(1,985)	(1,970)	(1,785)	(4,048)	(3,755)
Commission expense	(253)	(247)	(254)	(250)	(500)	(504)
Underwriting expense	(549)	(556)	(584)	(586)	(1,105)	(1,170)
Underwriting profit	**219**	**219**	**277**	**264**	**438**	**541**
Investment income on technical reserves	263	246	192	110	508	302
Insurance profit	**482**	**465**	**469**	**374**	**946**	**843**
Net corporate expenses	(15)	(20)	(18)	(17)	(35)	(35)
Amortisation	(6)	(7)	(6)	(2)	(13)	(8)
Interest	(28)	(27)	(45)	(41)	(55)	(86)
Share of profit from associates	-	-	-	2	-	2
Profit from fee based businesses	10	(27)	(1)	2	(17)	1
Investment income on shareholders' funds	285	170	345	194	455	539
NSW Insurance Protection tax	(10)	(10)	(11)	(10)	(20)	(21)
Profit before income tax	**718**	**544**	**733**	**502**	**1,262**	**1,235**
Income tax expense	(205)	(152)	(220)	(153)	(357)	(373)
Profit after income tax	**513**	**392**	**513**	**349**	**905**	**862**
Minority interests	(46)	(49)	(52)	(51)	(94)	(103)
Profit attributable to shareholders	**467**	**343**	**461**	**298**	**811**	**759**
Dividends paid on reset preference shares	(15)	(15)	-	-	(29)	-
Profit attributable to holders of ordinary shares	**452**	**328**	**461**	**298**	**781**	**759**

Insurance Ratios	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
Loss ratio	66.9%	66.0%	63.9%	61.9%	66.5%	62.9%
Expense ratio	26.0%	26.7%	27.1%	29.0%	26.3%	28.0%
Commission ratio	8.2%	8.2%	8.2%	8.7%	8.2%	8.4%
Administration ratio	17.8%	18.5%	18.9%	20.3%	18.1%	19.6%
Combined ratio	92.9%	92.7%	91.0%	90.9%	92.8%	90.9%
Insurance margin	15.6%	15.5%	15.2%	13.0%	15.5%	14.1%

Financial Results/Ratios	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
Profit attributable to holders of ordinary shares (A$m)	$452	$328	$461	$298	$781	$759
Reported ROE % (Avg Equity) to holders of ordinary equity pa	29.2%	20.0%	26.4%	17.9%	24.5%	22.1%
Normalised ROE % (Avg Equity) to holders of ordinary equity pa	21.2%	16.5%	18.2%	13.4%	18.8%	15.8%
Net cash flow from operations (A$m)	$431	$490	$175	$212	$921	$387
Basic EPS (cents)	28.54	20.77	29.06	18.81	49.31	47.87
Diluted EPS (cents)	28.35	20.65	28.89	18.70	49.00	47.59
DPS (excluding special dividend)	12.00	14.50	13.50	16.00	26.50	29.50
Probability of adequacy of general insurance claims reserves	>90%	92.5%	91.8%	90.0%	92.5%	90.0%
MCR multiple - Group	1.85x	2.00x	2.04x	1.83x	2.00x	1.83x

- For the full year, GWP of $6,435m was 3.6% lower than FY05. Of this, 0.5% or $35m was due to the adverse impact from the depreciation of the NZ dollar by 3.4%. On a half-year basis, the exchange rate movements had an adverse impact of $15m when 2H06 is compared to 1H06, and $17m compared to 2H05. In 2H06 GWP fell by $116m or 3.5% on 2H05 but grew by $23m or 0.7% on 1H06, reflecting renewed momentum in the second half of the year.
- The GWP trends by division are:
  - A 3.0% or $118m reduction in the GWP of the Australian Personal Lines business for FY06. 2H06 GWP was only $12m lower than 1H06 GWP reflecting the renewed momentum in the later months of 2H06. The decline in GWP in 1H06 was mainly driven by lower volumes due to strong competition, compounded by lower average premiums in CTP and direct motor insurance. In 2H06, renewed volume growth offset reduced average premiums. Average premiums per policy in direct motor insurance reduced by around 2% due more to reducing motor vehicle values and changes in portfolio mix rather than price adjustments. CTP rates have remained unchanged since June 2004.
  - A 9.1% or $155m reduction in the GWP of the Australian Commercial Lines business, in line with the Group's preference to sacrifice some market share and reduce capital employed where it considers business unprofitable in a soft market. On a half-year basis, GWP in 2H06 was 10.3% lower than 2H05, but increased by 2.2% against 1H06 reflecting continued strength in workers' compensation;
  - A 3.0% decrease in GWP of the New Zealand business was entirely due to the depreciation in the New Zealand dollar against FY05. In New Zealand dollar terms, IAG NZ successfully maintained GWP in line with FY05, largely as a result of price increases in the home portfolio offsetting softening commercial pricing. Volumes remained relatively stable; and
  - A $65m GWP contribution from the Thailand business, which includes NZI Thailand (acquired in July 2005) and Safety Insurance (consolidated from April 2006).
- The reinsurance expense increased by $97m which largely reflects the fluctuation in the captive reinsurer's results which is recognised as a reinsurance expense to the Group. The captive incurred a loss of $56m for FY06 compared to a $77m profit in FY05. The main driver of the FY06 loss was net losses from Cyclone Larry which cost the Group $165m, of which $108m was retained by the captive. Whilst the captive also incurred significant losses in FY05 from storms, this was more than offset by the benefit of reinsurance recoveries of $70m, which were recognised in 2H05. The reduced expense to third party reinsurers reflected the increased deductible for catastrophes effective 1 January 2006 and other savings.
- The net claims expense reduced from $4,048m to $3,755m. The key movements were:
  - A benefit from an increase in the discount rates applied to claims reserves as interest rates rose over the year. Changes in discount rates reduced the net claims expense by $107m in FY06. This contrasts with an expense of $88m in FY05 because interest rates fell;
  - Favourable developments experienced in long-tail commercial classes. This led to releases from current year business, relative to the assumptions when the business was sold, and also from prior periods. The changes in reserving assumptions relate to frequency, cost of claims and anticipated volatility of development and amounted to a benefit of $197m;
  - Cyclone Larry net losses retained within Australian Personal Lines and Australian Commercial Lines of $57m;
  - An $18m loss in the New Zealand business from June 2006 snowstorms; and
  - The probability of adequacy for claims reserves remains at a minimum of 90% on a Group-wide basis.

- Underwriting expenses increased by $65m or 5.9% to $1,170m. This includes:
  - An increase of $46m on FY05 for fire service levies. Of the total amount, $16m was due to the under collection in FY05 as a result of adopting Insurance Council of Australia (ICA) rates, which were lower than the rates assessed by the states' fire authorities in 1H06. The remainder of the increase was due to a higher allowance for anticipated assessment levels for 2006. This latter element was similar in both half-years as it follows the earned premium pattern. The higher levy rates were subsequently factored into pricing;
  - A $15m increase in advertising expense in FY06. Around $10m was incurred in 1H06 and the remaining $5m in 2H06. The increase in advertising spend is an industry-wide trend and reflects the highly competitive nature of the personal lines market during the year;
  - Realisation of the $41m in savings committed to last year, of which around $35m related to underwriting and administration expenses; and
  - An average increase of 4% in salary rates and rents weighted to 2H06.
- The investment income on technical reserves reduced from $508m to $302m. The key factor in this was the increase in interest rates which reduced bond values. This was largely offset by the effect of reduced discount rates applied to claims liabilities.
- The insurance result for FY06 of $843m represents an insurance margin of 14.1%, in line with the Group's guidance (as updated in April 2006 following Cyclone Larry) that it would achieve an insurance margin at the lower end of 14-16%. The FY06 insurance margin compares to 15.5% in FY05, which was a record high for the Group and reported as unsustainable.
- Corporate costs remained unchanged at $35m in both FY05 and FY06.
- Amortisation in 1H06 related to capitalised IT management contracts. In 2H06, the amortisation of $2m of intangibles related to the acquisitions of Mike Henry Travel (distribution contracts) and the IAG Insurance Thailand (reinsurance contracts).
- The increase in interest expense of $31m in FY06 is mainly attributable to the distributions paid to reset preference shareholders which, since 1H06 under AIFRS, are deemed to be interest on liabilities. Due to transitional provisions adopted in respect of financial instruments, the prior periods have not been restated for this change in treatment.
- The share in associates' profit represents the contribution from the Group's 30% interest in AmAssurance acquired in March 2006.
- The profit from fee based business of $1m was comprised of a profit derived from fee-based businesses in the Australian commercial lines business, in particular a return to profitable performance from the Group's non-risk workers' compensation portfolios, offset by a $7m loss incurred in CAA, the Group's Chinese road-side assistance business, as it continued to invest in expansion. This level of investment relative to income is expected to be lower in FY07.
- The Group benefited from another year of strong equity markets performance, with net returns on shareholders' funds increasing by $84m to $539m. The return on shareholders' funds was a gross yield of 20.0% for FY06 compared to 19.8% for FY05.
- The NSW Insurance Protection Tax, levied on shareholders since the HIH failure in 2001, remains in force and costs the Group's shareholders approximately $21m per annum. The legislation prohibits the recovery of this levy from policyholders and, for this reason, it is not included in the insurance profit.
- The effective tax rate was just over 30% for FY06, which is consistent with the originally reported effective tax rate for FY04 and FY05. The restatement of the FY05 results for AIFRS increased the profit before tax for the year by $4m but reduced the tax expense by $22m resulting in a revised effective tax rate of 28.3% for that period.
- The Group expects its domestic operations to continue to have an effective tax rate of close to 30% but its international operations to have lower overall effective rates. This should reduce the Group's effective tax rate over time.

- Cash flows from operating activities have decreased by 58% to $387m. The decrease is mainly attributable to a decrease in premiums received and an increase in gross claims paid. Other factors contributing to the decrease were:
  - An increase in reinsurance expense paid due to an advance reinsurance payment in June 2006;
  - Timing of income tax paid which resulted in the 2006 cash flows including instalments for two years;
  - An increase in interest payments due to the reclassification of reset preference shares to liabilities; and
  - An increase in other operating payments due to commencement of superannuation contributions in June 2005 (as a result of the cessation of the contribution holiday in the IAG & NRMA Superannuation Plan) and an increase in fire service levies.
  - The decrease was offset to some extent by the increase in reinsurance and other recoveries received.
- Earnings per share for FY06 of 47.87¢ per ordinary share is lower than prior year of 49.31¢. The number of issued shares increased by 0.75m during FY06, less than 0.05%.

2.1 Group Insurance Ratios


Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2.9%
3.1%
4.2%
3.6%
2.9%
3.9%
8.2%
8.2%
8.2%
8.7%
8.2%
8.4%
14.9%
15.4%
14.7%
16.7%
15.2%
15.7%
1H05
2H05
1H06
2H06
FY05
FY06
Administration ratio
Commission ratio
FSL impact


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
64.8%
65.2%
64.4%
64.8%
65.0%
64.7%
66.9%
66.0%
63.9%
61.9%
66.5%
62.9%
1H05
2H05
1H06
2H06
FY05
FY06
Loss Ratio
Immunised Loss ratio


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
90.8%
91.9%
91.5%
93.8%
91.4%
92.7%
92.9%
92.7%
91.0%
90.9%
92.8%
90.9%
1H05
2H05
1H06
2H06
FY05
FY06
Combined Ratio
Immunised Combined ratio


Insurance margin
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
15.6%
15.5%
15.2%
13.0%
15.5%
14.1%
1H05
2H05
1H06
2H06
FY05
FY06

- The insurance margin of 14.1% for FY06 reflects the return to more sustainable margins, following growing insurance margins during the past few years on the back of favourable operating conditions across all areas of the business.
- Comparing FY05 and FY06, the reduction in the insurance margin is essentially due to lower net earned premium, especially in 2H06:
- Other than the increase in fire service levies of $46m for FY06, underwriting and administration expenses averaged about $560m per half-year in FY06 compared with about $550m per half-year in FY05. Savings and efficiencies enabled the Group to absorb inflation of about 4% in salaries and rents.
- The loss ratio, immunised for movements in the discount rates applicable to claims, remained quite constant.
- Maintaining the immunised loss ratio includes a number of factors of note:
  - Costs incurred on Cyclone Larry in 2H06;
  - Continued strong performance from long-tail portfolios in Australian Commercial Lines;
  - Improving frequency in direct motor insurance, CTP insurance and elements of home insurance;
  - Ongoing inflation in claims costs in motor and home insurance; and
  - A reduction in the probability of adequacy for claims provisions, which is included in the commentary on releases in each portfolio.

2.2 Results by Business Area



Insurance Australia Group
General Insurance
Corporate & Investments
Australia
International
Investments
Corporate costs
Personal Lines
Commercial Lines
New Zealand
Asian Operations

Insurance Australia Group Limited	Personal Lines	Commercial Lines	International	Corp & Inv't	Full-year ended Jun 06	Full-year ended Jun 05
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**3,860**	**1,539**	**1,036**		**6,435**	**6,673**
Gross earned premium	3,890	1,611	1,036		6,537	6,561
Reinsurance	(219)	(241)	(107)		(567)	(470)
Net premium revenue	**3,671**	**1,370**	**929**		**5,970**	**6,091**
Net claims expense	(2,460)	(718)	(578)		(3,755)	(4,048)
Commission expense	(246)	(169)	(89)		(504)	(500)
Underwriting expense	(694)	(317)	(158)		(1,170)	(1,105)
Underwriting profit	**271**	**166**	**104**		**541**	**438**
Investment income on technical reserves	193	81	28		302	508
Insurance profit	**464**	**247**	**132**		**843**	**946**
Net corporate expenses				(35)	(35)	(35)
Amortisation				(8)	(8)	(13)
Interest				(86)	(86)	(55)
Share of profit from associates			2		2	-
Profit/(loss) from fee based businesses		8	(7)	0	1	(17)
Investment income on internal funds				539	539	455
NSW Insurance Protection Tax				(21)	(21)	(20)
Profit before income tax	**464**	**255**	**127**	**389**	**1,235**	**1,262**
Income tax expense					(373)	(357)
Profit after income tax					**862**	**905**
Minority interests: IMA & MCGI					(103)	(94)
Profit attributable to shareholders					**759**	**811**
Dividends on reset preference shares					-	(29)
Profit attributable to holders of ordinary shares					**759**	**781**
Basic earnings per share (cents)					**47.87**	**49.31**
Diluted earnings per share (cents)					**47.59**	**49.00**

3. Australian Personal Lines

Australian Personal Lines	Half-year ended Dec 04 A$m	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Full-year ended Jun 05 A$m	Full-year ended Jun 06 A$m
Gross written premium	**2,002**	**1,976**	**1,936**	**1,924**	**3,978**	**3,860**
Gross earned premium	**1,986**	**1,950**	**1,973**	**1,917**	**3,936**	**3,890**
Reinsurance expense	(83)	(127)	(93)	(126)	(210)	(219)
Net premium revenue	**1,903**	**1,823**	**1,880**	**1,791**	**3,726**	**3,671**
Net claims expense	(1,268)	(1,283)	(1,289)	(1,171)	(2,551)	(2,460)
Commission expense	(114)	(116)	(122)	(124)	(230)	(246)
Underwriting expense	(331)	(338)	(342)	(352)	(669)	(694)
Underwriting profit	**190**	**86**	**127**	**144**	**276**	**271**
Investment income on technical reserves	158	145	119	74	303	193
Insurance profit	**348**	**231**	**246**	**218**	**579**	**464**
Insurance ratios						
Loss ratio	66.6%	70.4%	68.6%	65.4%	68.5%	67.0%
Expense ratio	23.4%	24.9%	24.7%	26.6%	24.1%	25.6%
Commission ratio	*6.0%*	*6.4%*	*6.5%*	*6.9%*	*6.2%*	*6.7%*
Administration ratio	*17.4%*	*18.5%*	*18.2%*	*19.7%*	*18.0%*	*18.9%*
Combined ratio	90.0%	95.3%	93.3%	92.0%	92.6%	92.6%
Insurance margin (before tax)	18.3%	12.7%	13.1%	12.2%	15.5%	12.6%


Expense ratio
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2.8%
3.1%
3.6%
3.7%
3.0%
3.6%
6.0%
6.4%
6.5%
6.9%
6.2%
6.7%
14.6%
15.4%
14.6%
16.0%
15.0%
15.3%
1H05
2H05
1H06
2H06
FY05
FY06
Administration ratio
Commission ratio
FSL impact


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
65.1%
69.9%
69.0%
67.9%
67.5%
68.5%
66.6%
70.4%
68.6%
65.4%
68.5%
67.0%
1H05
2H05
1H06
2H06
FY05
FY06
Loss Ratio
Immunised Loss ratio


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
88.5%
94.8%
93.7%
94.5%
91.6%
94.1%
90.0%
95.3%
93.3%
92.0%
92.6%
92.6%
1H05
2H05
1H06
2H06
FY05
FY06
Combined Ratio
Immunised Combined ratio


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
18.3%
12.7%
13.1%
12.2%
15.5%
12.6%
1H05
2H05
1H06
2H06
FY05
FY06

Notes:

The immunised loss and combined ratios are determined by assuming constant bond yields within each reporting period.

3.1 Operational Results

- The FY06 GWP was 3.0% ($118m) lower than FY05, driven predominantly by decreases in volume in all major classes (direct motor, home and CTP portfolios) and lower average premium in motor and CTP classes. Growth in niche channels (Swann and MCGI) marginally offsets this. Several initiatives to address the market dynamics (detailed later in this section), as well as improved stakeholder engagement with the repair industry contributed to renewed momentum in 2H06. GWP in 2H06 was only $12m lower than 1H06 reflecting the turnaround in momentum in these later months of 2H06.
- Following price reductions in October 2005 to improve the competitive position of the direct short-tail portfolio. Renewal rates recovered to above 90% on the direct books by early 2H06. The direct personal lines new business volumes also increased by 2% between 1H06 and 2H06. This momentum is continuing and forms the basis for recovery of the market position of the Australian Personal Lines business.
- The reinsurance expense fluctuated in line with the division's share of the results of the Group's captive reinsurer.
- The improvement in the FY06 net claims expense includes a favourable adjustment of $52m or 1.4% of NEP from an increase in discount rates applied to claims reserves. Of this, $44m relates to 2H06. This compares to an adverse adjustment of $36m or 1.0% of NEP in FY05 due to discount rates reducing as interest rates fell during FY05.
- On an immunised basis (excluding the impact of discount rate adjustments), the FY06 loss ratio of 68.5% compares to 67.5% in FY05. On a half-year basis, the 2H06 immunised ratio of 67.9% is a 2.0% improvement on 69.9% in 2H05 and 1.1% relative to 69.0% in 1H06. The trend in the loss ratio includes the effect of:
    - Higher average claims costs in the direct short-tail portfolio as a result of increased input costs, which offset some of the benefit of lower claims frequency, particularly in the key portfolios of NSW and Victoria motor and home;
    - The CTP portfolio's insurance profit being $23m lower than FY05 as a result of lower prior year reserve releases and reserve strengthening for inflationary pressures of $40m, comprised of $68m expensed in 1H06 and a release of $28m in 2H06. This reflects an increase in the long-term assumptions for the NSW average weekly earnings index (full time employees) from 4.0% to 4.25%; and
    - The cost of Cyclone Larry claims in 2H06, which led to $71m of gross losses in this portfolio. However, the net losses from storms, including Cyclone Larry, were very similar in both FY05 and FY06.
- Counteracting the positive impact of the movement in discount rates on net claims expense is the reduction in the investment income from technical reserves.
- The net increase of $25m or 3.7% in underwriting and administration expenses to $694m for FY06 includes the following:
    - Additional fire service levies of approximately $22m. This included:
        - An under-collection of the levies in FY05 as a result of adopting Insurance Council of Australia (ICA) rates to estimate the levies, which proved inadequate to fund the final amount levied by the fire brigades authorities; and
        - An increase in provisions to allow for higher anticipated levies in 2006;
    - Increased advertising spend of $15m to address the competitive environment. Whilst most of this expense was incurred in 1H06, the increased level of advertising spend is expected to continue to sustain the competitive position of the direct portfolio;
    - $31m of targeted annual savings achieved in full during the year, of which $24m related to administration expenses;
    - The combination of ongoing wage and other inflation; and
    - In the direct lines there has been a shift in the mix of business from motor, which has a lower expense ratio, to home products which incur more levies and charges. This has contributed approximately 0.2% to the expense ratio.

- These issues and a lower volume of business (at lower average premiums in motor and CTP) over which to allocate the costs accounted for the balance of the costs and an increase of 0.9% in the administration ratio.

3.2 Premiums and market share

3.2.1 Short-tail personal lines – Premiums

- GWP in the short-tail personal lines portfolio reduced by 2.6% ($85m) during FY06, reflecting both lower volumes, predominantly in 1H06, and lower average premiums:

  Business volumes

  - In the direct portfolio, business volumes were down by 2.3% during FY06. The majority of this loss was incurred in 1H06 in the NSW motor portfolio which experienced significant competition at the same time as the Group was engaged in a public debate with the MTA. The negative perceptions of the Group's web-based repair model following its introduction in NSW in July 2005 and the Group's relative pricing position in subsequent months exacerbated the affect of competitor activity on the Group's largest portfolio, NSW comprehensive motor insurance. Once pricing adjustments were made in October 2005 (reversing increases implemented in the previous quarter), the renewal rates in this portfolio began to recover to above 90%. The renewal rates in NSW direct comprehensive car insurance have now recovered to the highest levels in almost two years. These trends can be seen in the chart below which includes NSW direct comprehensive car insurance as well as the other direct portfolios nationally:



National Direct (All Products) Due Renewal Rate (Monthly)
92%
91%
90%
89%
88%
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

  - New business volumes in the direct short-tail portfolio also improved during 2H06 compared to 1H06.
  - The Group is in a strong competitive position nationally, but particularly in NSW where it now has the best competitive price position in both direct motor and home for some years. This follows the Group's ability to hold rates in 2H06, while price monitoring reveals competitor pricing has increased.
  - In the indirect portfolio, business volumes reduced by 1.4%, due to the loss of one distributor account where the Group could not obtain sustainable pricing. This was partly offset by growth in the Swann business. A renewed focus on deepening relationships led to the acquisition of a number of new contracts in 2H06, including the expansion of the Group's longstanding relationship with ANZ Bank in Australia to cover motor insurance as well as home insurance.

Average premiums

- Lower average premiums for motor insurance also contributed to the reduction in short-tail GWP. Average premium reduced during 2H06 by around 1% nationally. In the Group's largest motor market, NSW, average premium for the direct portfolio at June 2006 was 1.8% lower than at June 2005.
- Declining trends in motor vehicle sum insured values due to lower prices for new and used cars has contributed to lower average premiums.
- In October 2005, price increases implemented in selected areas of the motor insurance portfolio in mid-2005 were reversed. The Group made no general adjustments to pricing in 2H06 and, thus, its relative price competitiveness improved when key competitors raised prices during the period. The Group's pricing is still set to deliver adequate returns on capital and this competitive price advantage can be sustained where the Group considers it appropriate.
- Average premium for home insurance increased by around 9% over the past year nationally, mainly reflecting the combination of increases in sums insured in all states and increased fire service levies. Prices paid by customers increased by higher amounts in some states where state governments, on whose behalf insurers must collect stamp duty (which is not included in GWP), increased the rates applicable to insurance policies.
- Based on the limited availability of public industry-wide statistics, the Group estimates its share of the potential national motor insurance market as at December 2005 (the latest available statistic) was 29%[1] compared to 30% in June 2005. The Group's share of the potential home market reduced from 25%[2] for June 2005 to 24% for June 2006. In its largest market of NSW, the Group's share of the potential motor and home market remains above 40% and 30% respectively. These trends are borne out by ISA data that also show market share stabilised in the later part 2H06.

- Cross-selling and up-selling continues to add incremental growth to the business to counteract some of the adverse impact of reducing average premium. As at 30 June 2006, the number of direct comprehensive car policies with options has increased to 22.1% compared to 19.1% at December 2005 (eg windscreen cover and car hire). The number of direct home policies with options (eg accidental damage, fusion and domestic workers' compensation) has increased to 47% compared to 45% at December 2005.

3.2.2 *Long-tail personal lines – Premiums*

- The long-tail personal lines portfolio underwrites CTP business in NSW, Queensland and the ACT.
- The FY06 GWP for the CTP portfolio was 4.8% below the same period last year. The majority of this reduction occurred in 1H06 due to lower business volumes in the NSW CTP portfolio. In 2H06, GWP increased by 3.5% against 1H06, reflecting renewed momentum.
- In NSW, where the Group writes around 83% of its CTP portfolio:
  - The Group's premium rates have remained unchanged since June 2004, while CPI increased by 6.6% and AWE by 8.4% over the same time. However, average premium has reduced during this time as a higher proportion of the book has met the criteria for lower prices within the rates set two years ago;
  - The Group's market share declined from 40.1% as at June 2005 to 37.7% of registrations in force as at June 2006. Weekly volumes have stabilised during 2H06 to this level;
  - Most of the decline related to new business volumes being lower due to heightened competition. In response, the business began promoting its 'at-fault driver cover' which is included as part of the Group's CTP policy and allows an at-fault driver to receive up to $250,000 of cover on specified injuries. The initiative was well received by the market; and

---

[1] Based on the number of IAG motor (excluding motor cycle) risks-in-force as a proportion of total car registration for passenger & light commercial vehicle only (source: Cars data base NMVTRC)

[2] Based on the number of IAG home insurance risks-in-force as a proportion of number of domestic households and buildings (Source: HIA and ABS statistics)

- The Group's analysis and statistics continue to show that the majority of the loss of business is in the higher risk segment contributing to an overall improvement in the risk-mix in the portfolio. The section below on "Claims experience and Frequency" contains more detail. This change in mix has contributed to the Group's market share of premiums falling by more than its market share of registrations.

- The Group's market share in Queensland CTP increased to 2.7% as at June 2006, up from 2.2% in June 2005 and 2.4% in December 2005. This accounts for about 3% of the Group's CTP portfolio. The improved market share has been driven mainly off the back of growth in the NRMA Insurance comprehensive motor portfolio and was achieved through a combination of competitive pricing and targeted marketing.
- Although the business volume in Queensland CTP increased 23.5% during FY06, the income affect was offset by a reduction in premium rates driven by improved claims experience as a result of the 2003 tort reforms.
- The ACT CTP portfolio represents around 14% of the long-tail personal lines business and the Group has 100% market share. Premiums in this market increased by 2.8% in June 2006, the first rate increase in three years.

3.2.3 *Customer focus/measures*

- Key customer measures in the direct portfolio during FY06 remained very positive. Customer complaints (excluding claims) recorded for FY06 were 3.8% lower than the previous year's average, with the ratio of complaints to policies in force at just 0.016%.
- In January 2006, the Group introduced a more comprehensive measure of customer satisfaction, the Customer Satisfaction Index (CSI). The CSI measures satisfaction levels of the Group's sales & service and claims customers in its direct portfolio using the same methodology. Based on this new measure, the Group's benchmark overall CSI is 80 as at 30 June 2006.
- In this transition period to using the CSI, the Group has replicated the calculation technique that was used to produce previous scores. This like-for-like comparison shows the Group's claims satisfaction for FY06 has increased 1% compared to the same period last year.

Claims Satisfaction (to 30 June 2006) and Satisfaction Indices (at 30 June 2006).


100
90
80
70
60
50
40
30
20
10
0
83
83
88
86
84
89
87
89
88
90
79
82
80
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Claims Satisfaction - June 06
Sales & Service Satisfaction
Overall Satisfaction Index
Previous Claims Satisfaction Measure

- The chart above highlights the trend in customer satisfaction using the previous measurement (on the left) as well as the components of the new CSI measure as at 30 June 2006 (on the right).

- The separate customer service measure used in the indirect channel has customers rating their service experience at 89% when dealing with the Group's distribution partners for sales and after sales services.
- A key strategy to address the challenges of the increasingly competitive market in Australian Personal Lines is a reinvigorated focus on customers, via a "back to basics" programme. This includes:
  - Reducing change and complexity in the frontline so customer-facing staff can focus on better understanding customer needs and increasing sales;
  - Defending the NSW motor comprehensive market share by leveraging the competitive pricing position of the business;
  - Continuing to deliver strong margins by risk-based pricing and controlling claims costs; and
  - Segmented marketing.
- In addition, work is being undertaken to refresh the brands in the direct business. In NSW, NRMA Insurance retained its position as the leading insurance brand during the year, and in Queensland, the brand reached its highest score ever following successful marketing campaigns in that State. The Group's key distributor in Victoria is planning to increase its advertising spend and marketing presence.
- During the year work was also completed to transform a number of company operated branch sites into franchised agency sites, extending the Group's successful Country Service Centre model which has been operating for many years. The new model is now operational in 13 sites and allows owner operators to employ business efficiencies that are available to small and medium businesses, and provides the Group with a more variable cost base. It also ensures the Group continues its local community presence.
- The Single Customer View (SCV) system introduced in November 2005 has delivered significant improvements in the customer experience through improved data integrity and the functionality of viewing all customer product records in a single customer statement.

3.3 Claims experience and frequency

3.3.1 Short-tail personal lines – Claims

- Including Cyclone Larry, gross claims incurred for storms during FY06 were $230m compared to $290m in FY05, however, the net cost was very similar year on year. On a half-year basis, 2H06 gross storm experience was better than 2H05 by around $60m and was largely in line with 1H06.
- The portfolio incurred $71m in gross claims losses from Cyclone Larry with close to 60% claims finalised as at 31 July 2006. The Group was the first insurer on the ground in response to Cyclone Larry as part of its focus on customer service.
- Claims costs were slightly higher than FY05:
  - The direct motor portfolio benefited from lower collision frequency, this was wholly offset by an increase in average claims costs.
  - In the home portfolio, the average claims costs were higher than the same period last year mainly due to the impact of underlying inflation and Cyclone Larry. The home portfolio has also experienced an increase in total losses from fire and theft during FY06;
  - Underlying inflation varied across claims components. The key inflationary pressures (based on latest available data from ABS for the year ended March 2006) were:
    - Building materials: 2%;
    - Construction industry: 4%;
    - Construction industry wages: 5%;
    - Labour wages for motor repairs: 3.9%; and
    - Car parts prices: 2.4%.

- On the other hand, the direct home portfolio has benefited from declining burglary claim frequencies as a result of lower crime rates and strict underwriting policies.

- Ten Care & Repair centres were opened in metropolitan NSW during FY06 to enhance the Group's service delivery to motor customers. For 2H06, when all sites were operational, 65% of repairs (equating to more than 50,000 claims) in metropolitan NSW were processed through Care & Repair centres.

- The NSW Preferred Smash Repairer (PSR) network had 417 PSRs at the end of June 2006. The proportion of repairs performed by PSRs in NSW during 2H06 was 76%, compared with 80% in 1H06. In Victoria, there has been an increase of 1% to 76% in 2H06 compared to 1H06.

- During the year, the NSW Staysafe Committee reviewed the Care & Repair assessing model. Following an initial report in December 2005, the Committee's progress report, released in May 2006, stated there had been progress in the area of consumer protection and consumer choice. The Committee has stated its intention to continue monitoring the issue, but has not been specific about when this will be done. The Group will continue to work with a range of stakeholders, including preferred repairers, the Staysafe Committee, the Office of Fair Trading and the MTA in NSW to ensure ongoing improvements to the system and the Group's relationships with repairers.

- A new voluntary Federal Code of Conduct will take effect from 1 September 2006. The Group has played an active role in the taskforce which developed the terms of the Code over the past six months. The key provisions of the Code include:
  - A transparent Network Smash Repairer (NSR) scheme with full disclosure of membership criteria and the ability to transfer the status on sale of business;
  - Fair and open processes in relation to quotation processes, time and rates, and use of parts;
  - Insurers providing the smash repairer's details in the warranty provisions that they supply to claimants;
  - Payment terms to smash repairers not exceeding 30 days;
  - Product Disclosure Statements stating policies on choice of smash repairers clearly and prominently;
  - An independent external dispute resolution system; and
  - Administration of the Code by a Code Administration Committee.

- During FY06, the Group further developed its supply arrangements across both the buildings and contents portfolios. The Group has a national contracted supply base that covers high claim volume regions. The contracted suppliers are subject to an evolving performance management framework, covering key areas such as claims cost, customer service and quality of repairs. The results from the comprehensive performance reporting enables the Group to direct larger volumes of work to the higher performing suppliers, hence achieving cost efficiency as well as sustained and improved customer service.

- As part of a renewed focus on the basics of the business, Claims & Assessing is committed to driving sustainable improvements over the short and medium term through various initiatives focussing on improving customer service while still managing costs.

- The three stage Claims Customer Paradigm is focussed on delivering the best claims service in the market, to differentiate the value proposition for customers. The first stage is under way, which includes: determining and meeting customer needs around Care & Repair centres and services; training of builders and suppliers to better anticipate and service home claims customers' needs; and development and implementation of customer service values and tailored customer communication based on customer needs.

3.3.2 Long-tail personal lines – Claims

- NSW CTP experienced a 20% decrease in claims lodgements in 2H06 relative to 2H05, while policies in force declined by less than 5%. The decrease was not reflected in industry-wide data, supporting the conclusion that it was due to an improvement in portfolio risk profile rather than broader scheme or environmental factors.

- The Group's NSW portfolio, which has a proportionally lower prevalence of large/business vehicles than the industry, has traditionally had a lower claims frequency than the industry as a whole. As the Group's market share grew the extent of this difference reduced. In the past year, as market share has reduced, the Group's advantage in terms of frequency has increased, providing supporting data for the assertion that the portfolio mix has improved. Compared to industry experience, the Group's claims frequency is more than 10% below the industry averages for the NSW CTP scheme.
- This change in lodgement patterns has not yet matured to a point where it is reflected in the actuarial assumptions underlying the current financial result. It may be a significant positive factor in liability development in FY07.
- Since the introduction of changes to the NSW CTP legislation in 1999, there has been a large fall in frequency. Some of this was anticipated as the changes led to certain small, but frequent, claims being excluded from the process. However, the extent of the reduction has been greater than anticipated, and has continued for longer, indicating that there may be other environmental factors – eg reduced accident injuries – at play.
- The Queensland scheme data shows a continued improvement in claims frequency during FY06, and, by June 2006, frequency was approaching NSW levels. This reflects the positive effects of 2003 tort reforms. However, there remains some uncertainty about the medium term outlook due to recent judicial decisions and the characteristics of the remaining claims mix.
- The ACT experience remained relatively stable, but there is concern about potential cost pressures from an increasing level of plaintiff legal activity and some recent judicial decisions.

3.3.3 *Lifetime Care*

- The NSW compulsory third party (CTP) motor vehicle insurance scheme provides compensation for people injured in motor vehicle accidents that are the fault of another vehicle owner or driver (at fault).
- The major short-term challenge is the transition to the NSW Government's new Lifetime Care and Support (LTCS) scheme. It applies to those who sustain catastrophic injuries in motor vehicle accidents. It is being phased in. For accidents occurring from 1 October 2006, children aged under 16 will be covered regardless of who was at fault and, from 1 October 2007, all people will be entitled to care regardless of who was at fault.
- The scheme will be funded by a levy on every policy from 1 October 2006. For the benchmark Sydney Best Metro rate, this will be 8.4% of premium. The levy will increase from 1 April 2007 to cover the extension of the scheme to adults during the accident year. While this levy must be collected by the insurers, it does not get included in GWP.
- Also to be introduced on 1 October 2006 is the new MAA levy, which will replace the RTA, MAA and Bulk Billing payments currently being charged as part of overall GWP. This levy will also be collected by insurers but not included in GWP or expenses.
- The reduction in premium (net of levies) for insurers is expected to be similar to the levies charged. Based on approximately 1.7 million policies being sold fairly evenly during the year, this will generate a reduction in GWP (net of levies) of approximately $35m during FY07 and $100m in subsequent years.
- Over time there will be a reduction in the capital utilised by the business as it will progressively no longer be exposed to the costs of these large claims. As these claims take longer to settle and have higher volatility, this will take some years to fully materialise.

4. Australian Commercial Lines

Australian Commercial Lines	Half-year ended Dec 04 A$m	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Full-year ended Jun 05 A$m	Full-year ended Jun 06 A$m
Gross written premium	**827**	**867**	**761**	**778**	**1,694**	**1,539**
Gross earned premium	**831**	**803**	**823**	**788**	**1,634**	**1,611**
Reinsurance expense	(95)	(83)	(85)	(156)	(178)	(241)
Net premium revenue	**736**	**720**	**738**	**632**	**1,456**	**1,370**
Net claims expense	(524)	(405)	(409)	(309)	(929)	(718)
Commission expense	(90)	(88)	(86)	(83)	(178)	(169)
Underwriting expense	(147)	(148)	(165)	(152)	(295)	(317)
Underwriting profit	**(25)**	**79**	**78**	**88**	**54**	**166**
Investment income on technical reserve	93	87	59	22	180	81
Insurance profit	**68**	**166**	**137**	**110**	**234**	**247**
Profit from fee based business	11	(25)	1	7	(14)	8
Total commercial line result	**79**	**141**	**138**	**117**	**220**	**255**
Insurance ratios						
Loss ratio	71.2%	56.3%	55.4%	48.9%	63.8%	52.4%
Expense ratio	32.2%	32.8%	34.0%	37.2%	32.4%	35.5%
Commission ratio	*12.2%*	*12.2%*	*11.7%*	*13.1%*	*12.2%*	*12.3%*
Administration ratio	*20.0%*	*20.6%*	*22.3%*	*24.1%*	*20.2%*	*23.2%*
Combined ratio	103.4%	89.1%	89.4%	86.1%	96.2%	87.9%
Insurance margin (before tax)	9.2%	23.1%	18.6%	17.4%	16.1%	18.0%


Expense ratio
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
5.0%
5.1%
3.0%
6.7%
5.0%
7.5%
12.2%
12.2%
11.7%
13.1%
12.2%
12.3%
15.0%
15.5%
14.3%
17.4%
15.2%
15.7%
1H05
2H05
1H06
2H06
FY05
FY06
Administration ratio
Commission ratio
FSL impact


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
66.2%
54.3%
56.5%
56.2%
60.3%
56.4%
71.2%
56.3%
55.4%
48.9%
63.8%
52.4%
1H05
2H05
1H06
2H06
FY05
FY06
Loss Ratio
Immunised Loss ratio


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
98.4%
87.1%
90.5%
93.4%
92.7%
91.9%
103.4%
89.1%
89.4%
86.1%
96.2%
87.9%
1H05
2H05
1H06
2H06
FY05
FY06
Combined Ratio
Immunised Combined ratio


Insurance margin (before tax)
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9.2%
23.1%
18.6%
17.4%
16.1%
18.0%
1H05
2H05
1H06
2H06
FY05
FY06

4.1 Operational Results

- In spite of the continuation of soft market conditions and intense competition, Australian Commercial Lines delivered a profit of $255m for FY06 and an insurance margin of 18.0%, compared to a profit of $220m and an insurance margin of 16.1% in FY05.
- The result was largely driven by a strong performance in the long-tail classes of liability and workers' compensation and consequent reserve releases, offset by deterioration in the claims experience of the short-tail commercial portfolio (which includes the impact of Cyclone Larry), and additional expense related to fire service levies.

4.1.1 Premiums

- The soft cycle and aggressive competition saw GWP reduce by 9.1% to $1,539m for FY06. In 2H06, GWP reduced by 10.3% to $778m in comparison to the previous corresponding period. This reflected intensified price competition. In this market context, the Group maintained policies in force at 98.8% of the FY05 level (a reduction of approximately 8,000). Australian Commercial Lines remains committed to its strategy of focusing on risk-based pricing and relationship management, rather than pursuing unprofitable market share.
- The decline in GWP was caused by a combination of softer rates (the overall rate reduction for FY06 period was -4.5% in real terms) and the small reduction in volumes, but was not consistent across the classes of business.
- Short-tail commercial lines (fire, commercial motor vehicle, etc.), which comprise approximately 61% of the Group's commercial business, experienced a 12.4% reduction in GWP from $525m in 2H05 to $460m in 2H06, and long-tail commercial lines (professional risk, public liability), which comprise approximately 24% of the Group's commercial business, experienced a 12.7% reduction in GWP from $220m in 2H05 to $192m in 2H06.
- Workers' compensation, which represents approximately 15% of the Group's commercial business, experienced a 3.3% increase in GWP from $122m in 2H05 to $126m in 2H06, reflecting increases in business volume and wage-rolls, particularly in WA, partially offset by rate reductions.
- Competition varied across the different markets:
  - In the corporate segment, all classes of business were affected by very competitive pricing;
  - In commercial, new business was affected by strong competition but retention was strong reflecting the focus on relationship management;
  - Within regional and rural, competition was intense in all segments and some market share was lost in personal and rural business. However, GWP growth was positive compared to the previous year; and
  - Within retail business insurance, retention remained strong.
- During 2H06, the market has seen a softening of rates. The Group regards some risks as priced beneath the level that it considers to be the technical price of the risk, particularly in the corporate sector. This has resulted in lost business.
- The combination of increased pressure on brokers to demonstrate transparent processes and the use of e-commerce (which has enabled brokers to quickly and efficiently source quotes from competing insurers, including the advent of comparative quote tools) has led to increased marketing of client business. Accounts with long standing relationships with particular insurers, which are now being tendered, has been a contributing factor in deepening the present soft market.
- The Group expects the soft market conditions to continue longer than originally thought, especially in the major classes of property and liability. It is the Group's view that the market may not stabilise until as late as the June 2007 renewals.
- In such a soft cycle, maintaining strong customer retention is key. The retention rates remained above 80% during 2H06, reflecting a continued focus on communication with brokers, maintaining local relationships, improving service offerings and linking staff incentives to retention.

4.1.2 Claims Experience

- The net claims expense for FY06 of $718m includes a $55m benefit from the effect of higher interest rates on claims contributing to a 4.0% reduction in the reported loss ratio. As the increase in interest rates was weighted towards 2H06, the effect on this period is larger – a $47m benefit or a 7.3% reduction in the loss ratio. These benefits were more than offset by capital losses on interest bearing securities in the technical reserves investment portfolio.

- Following the benign experience for weather events in 1H06, this portfolio incurred $101m of gross losses from Cyclone Larry in 2H06.
- The Group continued to experience favourable development in long-tail classes. This led to releases from current year business relative to the assumptions when the business was sold and also from prior periods. The changes in reserving assumptions relate to frequency, cost of claims and anticipated volatility of development.
- The combined effect, relative to the assumptions made in prior periods and business sold in the period, added $134m to the 2H06 result. Overall, for FY06, releases from reserves have reduced the reported loss ratio by 14.4%. The favourable trends in claims experience appear to be continuing.
- The Group reported a higher incidence of large individual losses in 1H06. This experience was not repeated in 2H06 and FY06 large losses (excluding Cyclone Larry) were only $7m above FY05 (net of reinsurance).
- The pressure on commercial short-tail profitability from the soft pricing cycle is now evident. However, the ongoing favourable experience in the long-tail classes continues to support the profitable outlook for this portfolio.

4.1.3 *Expenses*

- The expense ratio increased to 35.5% in FY06 from 32.4% in FY05 and from 34.0% in 1H06 to 37.2% in 2H06. The three key factors for this were:
    - The increase in fire service levies. The total expense for fire service levies was $94m for this business in FY06 compared with $70m for FY05, a $24m increase. This includes the adjustments for prior periods recorded in 1H06 when it was found that the rates advised for use by the ICA were below those finally assessed by the fire brigades authorities. The accrual rate for levies which have yet to be finally assessed was also increased as a consequence;
    - The reduction in net earned premium due to the treatment of the captive's losses on Cyclone Larry; and
    - The soft market for premium rates whilst inflationary pressures continue to be experienced in the expense base.
- Excluding the fire service levies, the underwriting and administration expenses for FY06 actually decreased by $2m from $225m in FY05 to $223m. The expense savings committed to for the year of $10m were delivered, enabling the business to contain inflationary pressures, continue investment in maintaining the quality of the franchise during the soft cycle and meeting continuing changes in the regulatory environment.
- The commission ratio has remained largely stable at 12.3% for FY06 compared with 12.2% for FY05. As a percentage of gross earned premiums, it has remained constant in FY06 after decreasing slightly in FY05, reflecting the increasing portion of earned premium being generated from workers' compensation where commission rates are lower than that paid on other classes.

4.2 Regulatory Environment

- The regulatory focus on the commercial insurance industry continued during the period and included:
    - A strong focus on the impact of tort law reform on the pricing of liability insurance. The average written premium for public and product liability insurance has fallen significantly from 2004 to 2005. Most states showed reductions in average written premium of 11% or higher when compared to the 2004 underwriting year, with the national average falling by 13.4%. This compares with a 6.9% fall for the previous year. (Source: APRA National Claims and Policies Database, Year to December 2005).

- In Western Australia, the second stage of The Workers' Compensation Reform Act 2004 came into effect in November 2005 requiring a greater level of compliance from employers and insurers. Financial penalties exist to ensure compliance. Reform changes included:
  - Replacement of disability assessments with impairment assessments;
  - Common Law thresholds based on impairment;
  - Injury management code of practice; and
  - New dispute resolution process.
- The Insurance Council of Australia (ICA) industry-wide Code of Practice became effective on 18 July 2006. It is the first time the code has been extended to commercial insurance. In preparation for the introduction of the Code, Australian Commercial Lines undertook several initiatives including:
  - Rewriting standard letters and certain policy wordings and brochures;
  - Revising some procedures including timeframes, referrals and complaints handling;
  - Updating supplier agreements; and
  - Product training and accreditation for CGU staff and authorised representatives.
- Broker commission reforms leading to greater transparency of remuneration to intermediaries, particularly following the ASIC inquiry into broker remuneration. This has already seen a desire for brokers to standardise their commission levels in an effort to provide an impartial view on selecting one insurer over another. CGU expects to see further rationalisation of commission rates by key brokers in FY07.
- The delay in the regulations recommended by the Potts Report on Direct Offshore Foreign Insurers (DOFIs) and Discretionary Mutual Funds (DMFs) has enabled foreign insurers to continue to undercut premiums by avoiding charging federal or state-based levies.

4.3 Operating Improvements

4.3.1 Web-based tools and systems

- During the year CGU's e-commerce platform, 'CGU Connect', continued to be redeveloped to improve availability of products, user friendliness and instalment billing. These improvements are expected to attract new business and improve retention. Some of the enhancements include:
  - Easier navigation, better search engines and secure access to CGU applications and specific information;
  - Enhanced services such as claims lodgement and tracking for personal lines, access to online learning management systems and Financial Services Reform ('FSR') administration support;
  - Additional products available on 'CGU Connect' including commercial motor and motor trades. Other products soon to be made available include business insurance, commercial strata, farm motor, 'Countrypak' and crop as well as enhancements to the commercial pack product;
  - An instalment billing payment facility for e-business to be piloted in late 2006; and
  - Improved measurement of operational and product performance.

- As part of the ongoing project 'CGU Renew', new tools to drive consistency and efficiency were launched in April 2006 including:
  - Intermediary Distribution National Operating Procedures (NOP). These procedures contain instructions and reference material for new business (from quoting to processing), renewals and endorsements, and standard letter templates for use by all CGU staff;
  - Product and Underwriting Database to amalgamate documentation such as underwriting manuals, rating manuals, Australian and New Zealand Standard Industrial Classification (ANZSIC) Codes, application forms and policy wordings; and
  - Premium and underwriting calculators that standardise rating calculations for the commercial and personal product suite.
- The 'Workers' Compensation on-line' reporting was enhanced to provide employers with advanced risk management information to assist them in accident prevention and injury management in their work places.

4.3.2 Product Innovation

- CGU released its 'Farm Risk Radar' product (an electronic self-assessment risk management tool) in May 2006. It is a unique tool which differentiates CGU's products from its competitors and offers a value add for customers at no additional charge. An 'Office Risk Radar' will be launched shortly, and a motor fleet and an SME version are under development. These innovations are expected to attract new clients and increase renewal retention.
- The Group's 'Countrypak' business & offices packages and directors & officers' policies were improved during the year. In May 2006, a bundled home warranty insurance and contract works and liability insurance product was offered, in conjunction with the Master Builders Association, to its members and will be progressively rolled out to other brokers in this sector.
- Further development of the Group's web quoting facility for underwritten workers' compensation is under way. This will allow intermediaries to obtain an indicative workers' compensation quotation and bind cover on-line. This tool is expected to be released early in 2007.

4.4 Fee based businesses/managed schemes

- The premium funding loan portfolio has remained in a range of $130-134m during FY06 and remains profitable.
- The Group's state based non-risk workers' compensation business (the provision of policy and claims services out-sourced by various Australian State governments to the private sector for workers' compensation insurance underwritten by each government) generated a profit of $4m for FY06. This result includes $2m in redundancy payments to staff in the SA workers' compensation business following the termination of the SA WorkCover Corporation contract on 30 June 2006, as CGU did not apply to be the scheme's sole claims agent reflecting the Group's view that competition enhances the performance of the entire scheme. As disclosed in 1H06, the contract profitability was less than $1m per annum, so the ongoing financial impact on the Group is negligible.
- The Victorian workers' compensation business recorded an increased profit for FY06 due to improved performance against the assessed performance targets (i.e. level of satisfaction of injured workers) and an improvement in the service fee payment. In the most recent Victorian workers' compensation injured worker and employer satisfaction survey conducted by the Victorian WorkCover Authority, CGU received the highest satisfaction levels amongst all agents.
- The financial performance of the NSW workers' compensation business was adversely impacted by retrospective adjustments relating to performance in prior years. All known adjustments were recognised in 1H06. The introduction of new contract and remuneration arrangements by NSW WorkCover on 1 January 2006 is providing greater transparency and certainty to the businesses' future financial performance.

- Following the awarding of the new contract in NSW workers' compensation in January 2006, several initiatives were implemented to improve the outcomes for the scheme resulting in improved services for injured workers and employers, and to ensure appropriate monitoring and management of business performance. This has included the development of a system based tool known as 'Case Management Action System' (CMAS) which facilitates tracking of performance and identification of training requirements down to the individual case manager level.
- Competition across the workers' compensation businesses remains vigorous and, with the lifting of the market freeze on allocated insurers in NSW on 30 June 2006, policies are expected to move between agents in that market.

4.5 Discontinued Business

4.5.1 Inwards Reinsurance

- The execution of the commutation strategy for the inwards reinsurance run-off (business ceased to be written in January 2001) continues to progress with a further two commutations finalised in FY06. Due to the diverse nature of the remaining risks, the pace and extent of commutations has slowed and no commutations were finalised in 2H06. The Group continues to actively seek commutation opportunities.
- The net provision for the outstanding claims on this portfolio is now approximately $76m (FY05 $86m).

4.5.2 Asbestos

- The survival ratio (net reserves as a multiple of the average of the past three years' claims paid) is 39 times at 30 June 2006, compared with 49 times at 30 June 2005 and 42 times at 31 December 2005. The 30 June 2006 survival ratio is lower than that reported at previous reporting dates largely due to a higher base measure now being used (i.e. three year average payments at June 2006 is higher than that at June 2005).
- The survival ratio is provided as an indicator of the Group's reserving for this particular liability due to its very long tail. However, it should be used with caution as different exposures and portfolio mixes may make comparisons unreliable.
- There has been no change to the basis of reserving during the year and no adverse developments in overall experience.

5. International

International operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05	Half-year ended Jun 06	Full-year ended Jun 05	Full-year ended Jun 06
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**499**	**502**	**509**	**526**	**1,001**	**1,036**
Gross earned premium	**494**	**496**	**524**	**512**	**990**	**1,036**
Reinsurance expense	(49)	(34)	(57)	(50)	(83)	(107)
Net premium revenue	**445**	**462**	**467**	**462**	**907**	**929**
Net claims expense	(271)	(298)	(272)	(306)	(569)	(578)
Commission expense	(49)	(44)	(46)	(44)	(93)	(89)
Underwriting expense	(70)	(70)	(77)	(81)	(140)	(158)
Underwriting profit	**55**	**50**	**72**	**31**	**105**	**104**
Investment income on technical reserves	12	14	14	14	26	28
Insurance profit	**67**	**64**	**86**	**45**	**131**	**132**
Share of Profit from Associates	-	-	-	2	-	2
China Automobile Association	(2)	(2)	(3)	(4)	(4)	(7)
Total international result	**65**	**62**	**83**	**43**	**127**	**127**
Insurance ratios						
Loss ratio	60.9%	64.5%	58.2%	66.2%	62.7%	62.2%
Expense ratio	26.7%	24.7%	26.3%	27.0%	25.7%	26.6%
Commission ratio	*11.0%*	*9.5%*	*9.8%*	*9.5%*	*10.3%*	*9.6%*
Administration ratio	*15.7%*	*15.2%*	*16.5%*	*17.5%*	*15.4%*	*17.0%*
Combined ratio	87.6%	89.2%	84.5%	93.2%	88.4%	88.8%
Insurance margin (before tax)	15.1%	13.9%	18.4%	9.7%	14.4%	14.2%


Expense Ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
11.0%
9.5%
9.8%
9.5%
10.3%
9.6%
15.7%
15.2%
16.5%
17.5%
15.4%
17.0%
1H05
2H05
1H06
2H06
FY05
FY06
Administration Ratio % (NEP)
Commission ratio % (NEP)


Loss Ratio
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
60.9%
64.5%
58.2%
66.2%
62.7%
62.2%
1H05
2H05
1H06
2H06
FY05
FY06


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
87.6%
89.2%
84.5%
93.2%
88.4%
88.8%
1H05
2H05
1H06
2H06
FY05
FY06


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
15.1%
13.9%
18.4%
9.7%
14.4%
14.2%
1H05
2H05
1H06
2H06
FY05
FY06

5.1 International – New Zealand

New Zealand Operations	Half-year ended Dec 04 A$m	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Full-year ended Jun 05 A$m	Full-year ended Jun 06 A$m
Gross written premium	**499**	**502**	**494**	**477**	**1,001**	**971**
Gross earned premium	**494**	**496**	**507**	**462**	**990**	**969**
Reinsurance expense	(49)	(34)	(45)	(32)	(83)	(77)
Net premium revenue	**445**	**462**	**462**	**429**	**907**	**892**
Net claims expense	(271)	(298)	(269)	(287)	(569)	(556)
Commission expense	(49)	(44)	(46)	(39)	(93)	(85)
Underwriting expense	(70)	(70)	(75)	(74)	(140)	(149)
Underwriting profit	**55**	**50**	**72**	**29**	**105**	**102**
Investment income on technical reserves	12	14	14	13	26	27
Insurance profit	**67**	**64**	**86**	**42**	**131**	**129**
Insurance ratios						
Loss ratio	60.9%	64.5%	58.2%	66.9%	62.7%	62.3%
Expense ratio	26.7%	24.7%	26.2%	26.3%	25.7%	26.3%
Commission ratio	11.0%	9.5%	10.0%	9.1%	10.3%	9.5%
Administration ratio	15.7%	15.2%	16.2%	17.2%	15.4%	16.7%
Combined ratio	87.6%	89.2%	84.4%	93.2%	88.4%	88.6%
Insurance margin (before tax)	15.1%	13.9%	18.6%	9.8%	14.4%	14.5%



Expense Ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
11.0%
9.5%
10.0%
9.1%
10.3%
9.5%
15.7%
15.2%
16.2%
17.2%
15.4%
16.7%
1H05
2H05
1H06
2H06
FY05
FY06



Loss Ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
60.9%
64.5%
58.2%
66.9%
62.7%
62.3%
1H05
2H05
1H06
2H06
FY05
FY06



Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
87.6%
89.2%
84.4%
93.2%
88.4%
88.6%
1H05
2H05
1H06
2H06
FY05
FY06



Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
15.1%
13.9%
18.6%
9.8%
14.4%
14.5%
1H05
2H05
1H06
2H06
FY05
FY06

- Conditions in the New Zealand market were similar to those in Australia during the year, with increased competition across all lines of business. In spite of this, IAG NZ achieved an insurance margin of 14.5% for FY06 in line with FY05.
- The full year margin consisted of a strong first half-year insurance margin of 18.6% achieved on the back of very favourable weather conditions and improved business processes, and a lower second half insurance margin of 9.8% affected by the June South Island snowstorm. The storm cost to IAG NZ was $18m adding 4.2% to the loss ratio for 2H06.

- For the full year, GWP declined by $30m or 3.0%. The reduction in GWP in Australian dollar terms is entirely attributable to the depreciation in the NZ dollar during the period which created an adverse impact of $35m. In New Zealand dollar terms, IAG NZ achieved growth in GWP of 0.5% from FY05. On a half-year basis, GWP for 2H06 grew by NZ$15m or 2.8% on 1H06 and NZ$5m or 0.9% on 2H05.
- The trends in GWP varied across the distribution channels:
  - In the direct channel, growth was driven mainly by the FY05 re-pricing of the home portfolio which offset a decrease in volumes. Retention rates recovered later in the year when the major competitors also increased home insurance prices. GWP was relatively stable for both half-year periods. The direct channel represents approximately 37% of IAG NZ's portfolio;
  - The corporate partners channel experienced strong growth on FY05 in both personal lines and SME business. The Corporate partner business represents approximately 14% of IAG NZ's portfolio;
  - The broker channel, which represents approximately 47% of IAG NZ's portfolio, continued to achieve volume growth in both personal and commercial lines. In the corporate market, offshore competition was particularly strong, as corporate competitors continued to move into the middle market to supplement the loss of income. As such, some business in material damage and commercial motor was lost. In personal lines, retention remained stable despite rate increases, as both direct and indirect competitors have implemented rate increases; and
  - Travel insurance, which represents approximately 2% of IAG NZ's portfolio, has continued to grow. The Group acquired 50.1% of the Mike Henry Travel business in July 2004 with the underwriting of the business transferred to IAG New Zealand effective October 2004. In July 2006, the Group acquired the remaining 49.9%. In FY06 this business contributed a full year of GWP compared to nine months in FY05.
- The following trends industry-wide became clear during the year:
  - The corporate market showed increased competitive pressure with increased focus from both onshore and offshore underwriters;
  - Significant downward pricing pressure at the top end of the corporate market with slightly less downward pressure on the mid commercial market.
  - Personal lines price increases being led by IAG NZ, particularly in home, reflecting the increasing claims trends in recent years.
- The latest industry statistics, as captured by the Insurance Council of New Zealand (ICNZ) at March 2006, show that industry premium grew by 2.7% for the year to March 2006. During the same period, IAG NZ grew slightly below market at 2.0%. The Group continues to retain its market leading position with a market share of 36.3% based on data captured by ICNZ.
- The reduction in net earned premium (NEP) of $15m was due to the impact of the depreciation in the New Zealand dollar between FY05 and FY06. In New Zealand dollar terms, NEP increased by NZ$18m on FY05, reflecting the GWP growth in the business. On a half-year basis, NEP also fluctuated in line with the captive allocation which effectively reduced the reinsurance expense by A$9m between 1H06 and 2H06.
- The FY06 loss ratio of 62.3% represents an improvement of 0.4%, due mainly to a lower incidence of large losses in FY06 compared to FY05. The claims experience in 1H06 was particularly good, while 2H06 bore the costs of the snowstorms in June. Overall, the costs were similar year on year.
- The FY06 expense ratio of 26.3% increased by 0.6% on FY05. Whilst the 2H06 expense ratio of 26.3%, is largely in line with 1H06, it represents a 1.6% increase on 2H05.
- The administration ratio increased by 1.3% on FY05. For 2H06, the administration ratio increased by 2.0% on 2H05 due to the combination of additional IT spend and restructuring costs, including redundancies.
- The introduction of the Australian personal lines systems in early 2007 will see the business have a competitive advantage in the form of more granular underwriting and pricing. The project has expanded in scope since its original inception to ensure IAG NZ business fully leverage the data and experience from the Australian business. It will also provide additional functionality that may be used in Australia.

- The FY06 commission ratio decreased by 0.8% on FY05 due to the combination of:
  - Prior period commission recoveries from a marine reinsurance treaty; and
  - Reclassification of commission expenses to administration expenses following the acquisition of three distribution channel businesses in December 2004.
- The Group implemented a number of customer service and cost saving initiatives during the period including:
  - Further leveraging of VOIP (voice over internet protocol) technology to increase productivity. This was achieved by enabling branch staff who are not busy with branch customers to log into the call centre and handle telephone business;
  - Ongoing account manager training with a focus on improving sales and service standards for broker customers; and
  - Review of broker personal lines customer liaison standards based on feedback received from ongoing satisfaction surveys. The review is designed to improve responsiveness enabling growth and development in this channel by providing a seamless national service to brokers.
- These customer initiatives contributed to a further improvement in the IAG NZ customer satisfaction score to 86% and the awarding to NZI (IAG NZ's broker brand) of Underwriter of the Year in September 2005 by the Insurance Brokers Association of New Zealand (IBANZ).

5.2 International - Asian Operations

Asian operations	Half-year ended Dec 04 A$m	Half-year ended Jun 05 A$m	Half-year ended Dec 05 A$m	Half-year ended Jun 06 A$m	Full-year ended Jun 05 A$m	Full-year ended Jun 06 A$m
Gross written premium	**-**	**-**	**16**	**49**	**-**	**65**
Gross earned premium	**-**	**-**	**17**	**50**	**-**	**67**
Reinsurance expense	-	-	(12)	(18)	-	(30)
Net premium revenue	**-**	**-**	**5**	**32**	**-**	**37**
Net claims expense	-	-	(2)	(19)	-	(21)
Commission expense	-	-	1	(6)	-	(5)
Underwriting expense	-	-	(3)	(6)	-	(8)
Underwriting profit	**-**	**-**	**1**	**1**	**-**	**2**
Investment income on technical reserves	-	-	(0)	1	-	1
Insurance profit	**-**	**-**	**1**	**2**	**-**	**3**
Share of profit from associates	-	-	-	2	-	2
China Automobile Association	(2)	(3)	(3)	(4)	(5)	(7)
Total international result	**(2)**	**(3)**	**(2)**	**0**	**(5)**	**(2)**
Insurance ratios						
Loss ratio	-	-	40.2%	61.0%	-	58.1%
Expense ratio	-	-	37.4%	36.2%	-	36.4%
Commission ratio	-	-	*(15.1%)*	*18.5%*	-	*13.9%*
Administration ratio	-	-	*52.5%*	*17.7%*	-	*22.5%*
Combined ratio	-	-	77.7%	97.2%	-	94.5%
Insurance margin (before tax)	-	-	19.3%	5.5%	-	7.4%

5.2.1 Overview

- During 2H06, the Group made considerable progress towards its goal of building a portfolio of assets in Asia, expanding on the groundwork undertaken in 1H06. IAG achieved the following:
  - Completed its 30% investment in AmAssurance, Malaysia's second largest motor vehicle insurer;
  - Through its Thai investment holding company, NHCT Limited, increased its controlling stake in Thailand's Safety Insurance Public Company (Safety Insurance) from an initial stake of 21.6% in 1998 to 96.1% in March 2006;
  - Acquired a newly-formed Lloyd's managing agency and specialist Asian underwriting syndicate, Alba Group Pte Limited (Alba), which is based in Singapore;
  - Established an off-shore reinsurance entity, IAG Labuan Re, domiciled in Labuan, Malaysia; and
  - Advanced negotiations with China Pacific Insurance (Group) Co., Ltd. to acquire 24.9% of China Pacific Property Insurance Co. Ltd (CPPI) and lodged draft transaction agreements with the China Insurance Regulatory Commission (CIRC) for preliminary review.
- These activities were in addition to the acquisition, effective from 1 July 2005, of a general insurer in Thailand which was subsequently renamed IAG Insurance (Thailand) Limited, trading as NZI Thailand.
- Reflecting the growing scale of IAG's Asian operations, a new Asian business unit was incorporated into the Group's executive management structure and a Chief Executive Officer Asia, was appointed in March 2006. Regional headquarters were established in Singapore, from which a small IAG team now operates. This team's purpose is to contribute expertise to the Group's newly acquired businesses, and to continue to source and act on appropriate expansion opportunities. The costs of establishing this unit have dampened profitability from the trading operations in FY06.
- The consolidated results include trading profits from NZI Thailand for the full-year and Safety Insurance for the last quarter since the Group moved to a controlling ownership stake. Consolidated GWP for the period was $65m.

- The Group has developed strong, cooperative working relationships with its new business partners and subsidiaries enabling successful implementation of a number of initiatives aimed at increasing market shares and improving returns. Initiatives have focused on:
  - Business development – identification of new products to increase revenue opportunities and transferring distribution capability. A particular emphasis this year has been motor dealers, leveraging Swann Insurance's leading position in this channel in Australia;
  - Portfolio management – transferring core capabilities in pricing and underwriting risk and claims management, which will become increasingly important as anticipated market deregulation occurs in many Asian countries and rating tariffs are removed; and
  - Corporate alignment – identification of a number of initiatives to align financial reporting, funds management and risk management processes with IAG's processes to further increase accountability for, and transparency of, business performance.
- Despite IAG's relatively new involvement in Asia, the Group has developed solid relationships with prudential regulators and industry bodies in the general insurance markets in which it operates. As a result, IAG has provided input into relevant market and regulatory reforms. IAG believes regulatory reform will provide real opportunities for growth due to expected rationalisation (particularly as stricter capital and corporate governance changes occur) and the need for specialist insurance expertise.
- IAG has identified opportunities to supplement the growth and management of its Asian operations through providing reinsurance support. It now has two operations through which this can be affected. The selection of entity will depend on factors such as the nature of the risk and the licensing requirements in the relevant jurisdiction.
- The Group continues to review further expansion opportunities throughout Asia, with the view that these emerging markets will have economic growth well above that of mature markets. Coupled with current levels of low insurance penetration, this will lead to insurance market growth in these markets at a rate above GDP.

5.2.2 *Thailand*

- The Group's Thai businesses – Safety Insurance and NZI Thailand – contributed GWP of $65m for FY06. This includes only three months performance from Safety Insurance, since the Group took 96.1% control in March 2006.
- Working closely with these two distinct businesses (Safety Insurance is predominantly a personal lines insurer, while NZI Thailand provides predominantly commercial lines), the Group has identified and implemented initiatives to capitalise on growth relevant to the Thailand insurance market.
- Growth in Thailand's GDP is currently estimated to be 4.5% for 2007 increasing to 6.0% in 2008 by International Market Assessment Asia (IMA), August 2006. The insurance sector is anticipated to grow at about 10% in 2006-2007 and 11% in 2007-2008, bringing with it an increase in market penetration to 1.77% in 2008, from less than 1.5% in 2005 (Source: Thailand's Ministry of Commerce).

5.2.2.1 *Safety Insurance*

- In March 2006, IAG, through its Thai investment holding company, NHCT Limited, increased its controlling stake in Safety Insurance to 96.1%, through on-market purchases and a public tender offer. The Group acquired its original interest of 21.6% in 1998. Safety Insurance retains its listing on the Thai Stock Exchange. A decision on whether to retain this listing will be made by March 2007. Safety Insurance's financial performance for the three months to 30 June 2006 are included in the Group's FY06 consolidated results.
- Safety Insurance is now one of the top five general insurers in Thailand. It sells predominantly motor insurance, as well as fire, marine and other general insurance, through insurance agents, domestic and international brokers, as well as direct to customers.
- The company's compound average growth rate over the last four years has been almost 10%.

- Since increasing its investment to 96.1%, IAG has focussed on transferring capability to the existing management team, scoping areas where the Group can add value to the business as well as aligning Group financial reporting and risk management. The Group has worked with management since 1998 to influence the business's operations, including providing assistance in relation to reserving, data capture, pricing and portfolio analysis.

5.2.2.2 NZI Thailand

- The Group completed is acquisition of Royal & SunAlliance (Thailand) on 4 July 2005. This business was renamed IAG Insurance (Thailand) Limited, trading as NZI Thailand, in December 2005.
- NZI Thailand underwrites more than $35m in premiums annually. NZI Thailand is primarily a short-tail commercial insurance business with a focus on large commercial business via international brokers. Its secondary focus is to access the SME segment through national brokers and develop the affinity partner channel.
- During FY06, the Group's capability transfer programme has focused on developing rigorous technical expertise, risk management, performance management and talent management. The Group also ultilised the proven operating skills within NZI Thailand to add value in a broader Asia capacity. In addition, the Group has aligned NZI Thailand's practices with IAG's key corporate requirements including financial reporting, actuarial reserving and risk management frameworks.
- The Group is seeking to further improve sustainable returns through strengthening relationships with intermediaries and affinity partners, building a presence in the SME segment and capitalising on wider commercial insurance needs resulting from Thailand's increasing import/export growth and infrastructure projects.
- In addition, NZI Thailand will benefit from accessing the Group's Asian underwriting syndicate and skills (Alba) and new reinsurance arrangements. IAG Labuan Re contracted to underwrite 50% of NZI Thailand's reinsurance treaties from 1 July 2006.

5.2.3 Malaysia

- Malaysia continues to be a focus for IAG, given it is the second fastest growing economy in Asia. The general insurance industry has grown at a compound annual growth rate of 10% since 2001, with improving profitability (industry combined ratios in the mid 90-100% range). The total industry GWP is $3.5bn.
- The general outlook for Malaysia is positive, with GDP growth forecast at 5.6% in 2007 rising to 5.9% in 2008 (Source: IMA, August 2006). This, together with the anticipated regulatory reform, confirms Malaysia as an attractive market for the Group.

5.2.3.1 AmAssurance

- On 10 March 2006, IAG completed its acquisition of a 30% stake in AmAssurance. The agreement includes a right to increase the Group's holding to 40% by March 2008 and an option, subject to regulatory approval, to increase to 49% over time. The increase is likely to occur if the business needs more capital to support its expansion, either organically or via acquisition.
- IAG's strategic partner in the acquisition, AMMB Group, also owns Malaysia's sixth largest commercial bank, AmBank, and is the largest auto financier in Malaysia, which provides future bancassurance opportunities.
- AmAssurance is the second largest motor vehicle insurer (fifth largest general insurer) and seventh largest life insurer in Malaysia.
- In the year to 31 March 2006, the general insurance business wrote $160m and the life business wrote $125m of premium.
- Under the principles of equity accounting, IAG recognises 30% of AmAssurance's profit after tax in its results. This amounted to $2m for the quarter.

- The embedded value of AmAssurance's life insurance business increased by 3.8% in the year to 31 March 2006.
- AmAssurance has displayed strong growth, with GWP in general insurance delivering a compound average growth rate (CAGR) over the last four years of 26% in an industry with a CAGR of just under 10% in the same period. Sustaining these historic levels of out-performance is not expected. However, the Group is confident that its deployment of skills and technology will assist AmAssurance to continue to gain market share.
- The Group's capability transfer programme is advancing well with highly productive cooperation between the two companies. Discussions led to the identification of more than 25 initiatives for improvement and these are currently being implemented with oversight from AmAssurance's CEO. To date, IAG has played a role in the following achievements:
  - Introducing new products, including assisting in the wording and pricing;
  - Preparing AmAssurance's response to the industry regulator, Bank Negara, on risk-based capital;
  - Enhancing fraud indicator reporting; and
  - Rolling-out key features of IAG's risk management framework.
- IAG Labuan Re has contracted to underwrite 15% of AmAssurance's proportional and catastrophe reinsurance treaties for its general insurance business from 1 July 2006.

5.2.4 China

5.2.4.1 China Pacific Property Insurance

- On 3 July 2006, IAG announced that its negotiations with China Pacific Property Insurance Co., Ltd. (CPPI) to acquire an initial 24.9% stake had progressed to the stage that draft transaction agreements had been lodged with the China Insurance Regulatory Commission (CIRC) for preliminary review. This followed IAG's announcement on 7 February 2006 that it had signed a memorandum of understanding in relation to the transaction with CPPI.
- Under the terms of the draft transaction agreements, IAG will acquire an initial 24.9% of CPPI for approximately A$350-375m. Under the draft terms, the Group will acquire the right to increase its stake to 40% subject to regulatory approval, in particular the capacity to continue to write motor third party liability. Once the transaction agreements are signed, further approvals will be required before completion, both from regulators and shareholders. At present, completion is anticipated to occur in October or November 2006.
- CPPI is the second largest general insurer in China with approximately 12% of the market. On an IFRS basis, CPPI's GWP for the year ending 31 December 2005 was $2.3bn and its CAGR over the past four years has been 11.4%. GDP growth in China is expected to continue to grow at 9.0% in both 2007 and 2008 (Source: IMA, August 2006).

5.2.4.2 China Automobile Association (CAA)

- The Group's Beijing-based roadside assistance company, CAA, celebrated its tenth anniversary in FY06.
- During FY06, CAA substantially progressed its strategy of national expansion, increasing its network to 129 franchise or affiliation partners (up from 30 in the previous year), across 32 provinces and 120 major cities in China. This extensive geographical reach allows CAA to achieve benefits of scale and membership growth.
- The major investment required to transform the business into one with national capability has now been completed and the net result from operations should now improve.
- CAA focused on creating a high performance culture, improving profitability through disciplined cost management and innovative product design, meeting customer needs and benefiting the community. CAA's FY06 highlights relative to FY05 include:
  - Overall revenue growth of more than 46%;
  - Increased policy sales by more than 42%;

- Customer base growth of more than 67%;
- Maintained more than 90% arrival time to job within target of 45 minutes with a customer satisfaction rate of more than 90% for most measurements;
- Introduced a new sales channel (point of sale) to drive a 'packaged' version of the membership product to be sold in various outlets; and
- Delivered CAA's Road Safety Campaign (which received two awards from the Chinese media) designed to raise community awareness on safety topics such as wearing seat belts, braking distances, the use of child restraints and capsules and the effects of drink driving.

- During the next financial year, CAA will continue to drive growth in revenues, customer base and other key metrics. Key initiatives supporting next year's results include continued development of the Corporate Sales channel, extension of insurance products sold to include home and contents insurance as well as the re-design of CAA's membership product suite.
- With the CPPI transaction moving towards completion, the Group will assess the ongoing strategic fit of the CAA operation with the Group and the capacity to leverage it in conjunction with CPPI.

5.2.5 Reinsurance

- In June 2006, the Group acquired a newly-formed Lloyd's managing agency and specialist Asian Lloyd's underwriting syndicate (Syndicate 4455) that operates as Alba Group Pte Limited (Alba). This business enhances the ability of the Group to provide reinsurance support to its new Asian subsidiaries and partners, as well as managing their inherent risks. Alba operates through the first Asian based Lloyd's multi-line syndicate dedicated to Asian business and has access to all markets in which Lloyd's is licensed, covering more than 70 countries worldwide. It will also write third-party business. The capital required to back this business is mostly provided by the Group using a letter of credit facility. The syndicate's current capacity for FY07 is $70m.
- Alba will focus on the larger corporate risks that a number of the Group's associates in Asia are either unable to write or fully cede out. The highly specialised underwriting staff in Singapore will enable Alba to work closely with the direct insurers to develop solutions for these larger risks.
- The Group established an off-shore reinsurance entity, domiciled and licensed in Labuan, Malaysia, to underwrite reinsurance treaties for the Group's subsidiaries and partners in Asia. IAG Labuan Re wrote premium for NZI Thailand and AmAssurance which incepted on 1 July 2006.
- These two operations provide the Group with the skills and regulatory access to supply appropriately priced reinsurance risk transfer products to Asian insurers owned wholly or partly by the Group which will leverage the Group's exposure to these businesses over time.

6. Investments

6.1 Strategy with Investment Portfolios

- The Group's investment strategy is to invest:
  - Funds supporting its technical reserves in a conservative asset mix of cash, high quality fixed interest securities and synthetic fixed interest investments (overlays/alpha transfer strategies);
  - Its core shareholders' funds portfolio across a diversified range of higher growth assets, including equities and hedge funds; and
  - Its surplus capital (i.e. investable shareholders' funds above the level required to maintain the group's benchmark solvency) in enhanced cash (the mandate allows a maximum of 20% in growth assets) in recognition of the Group's intention to utilise these funds in a combination of returns to shareholders and investing in shareholder accretive opportunities in accordance with the Group's strategy.
- Within the broad parameters of this investment strategy, the Group has continued to focus on reducing the volatility of the investment portfolio by increasing the diversification across both asset classes and the managers responsible for managing the funds.
- Additionally, the Group has extended its programme of alpha transfer strategies to diversify the sources of additional return above the various benchmarks.
- The active management of the Group's investment portfolios is rigorously controlled within both the parameters of the investment strategy and acceptable risk tolerance ranges set by the Board of the Group and overseen by the Group's Asset Liability Committee and the IAG Board's Risk Management & Compliance Committee.
- The investment assets of the Thai insurance operations, now consolidated by the Group, remain under local management. At 30 June 2006, the funds under management were $144m.

6.2 Key changes in the portfolios during 2H06

6.2.1 *Technical reserves funds*

- As part of the strategy of diversifying sources of active return above the benchmark, two international fixed interest managers were appointed in FY06. This alpha transfer strategy is now at target allocation with a total of $815m invested as at 30 June 2006. The exposure is fully hedged back to Australian dollars and is managed to the same high credit quality as the remaining technical reserves portfolio.
- Two Australian equity market neutral managers were funded during 2H06. A total of $64m was invested in this alpha transfer strategy as at 30 June 2006. This strategy is still in the process of implementation. Further funds are expected to be allocated in 1H07.

6.2.2 *Shareholders' funds*

- As at 30 June 2006, three external managers were responsible for managing approximately 17% of the Group's Australian equities holdings, with the balance being managed internally using the Group's "core" and "research fund" strategies. All of the Group's holding in international equities continue to be managed externally.
- During 2H06, a third international equities manager was appointed, further diversifying manager risk in this asset class.
- As at 30 June 2006, the total investment in the Group's hedge funds programme was $227m, covering a range of diversified global macro and long/short managers. Of this, $123m was cash held to ensure the Group's exposure to hedge funds remains within the leverage limits set by the Group.

6.3 Investment Performance

- The following table sets out the investment returns achieved on the Group's portfolios broken down by asset class:

Asset Class	See Note	Actual return Half-year ended Jun 05	B'mark return Half-year ended Jun-05	Actual return Half-year ended Dec 05	B'mark return Half-year ended Dec 05	Actual return Half-year ended Jun 06	B'mark return Half-year ended Jun 06	Actual return Full-year ended Jun 06	B'mark return Full-year ended Jun-06
		%*	%*	%*	%*	%*	%*	%*	%*
Australian equities	a	10.4	8.6	16.0	14.4	13.1	9.1	31.2	24.9
Listed property trusts	b	1.3	1.4	11.5	11.0	6.6	6.4	18.9	18.1
International equities	c	3.3	2.5	16.7	14.6	5.6	4.6	23.2	19.9
Fixed interest (Aust & NZ)	d	3.1	2.9	2.6	2.6	0.5	0.4	3.1	3.0
International fixed interest	e	n/a	n/a	n/a	n/a	2.6	3.1	2.6	3.1
Market neutral	f	n/a	n/a	n/a	n/a	-1.2	1.9	-1.2	1.9
Hedge funds	g	2.7	2.0	4.3	2.9	2.5	2.8	6.9	5.8
Cash	h	2.8	2.8	2.9	2.9	2.9	2.8	5.9	5.8
Surplus capital portfolio	g	3.7	2.8	2.7	2.9	2.8	2.8	5.6	5.8
Total weighted average		5.0	4.4	6.4	5.9	3.8	2.8	10.4	8.8
Offsetting derivative component of overlay	i	-0.5	-0.6	-1.0	-1.0	-1.0	-0.8	-2.1	-1.8
Total (including overlay)		**4.5**	**3.8**	**5.4**	**4.9**	**2.8**	**2.0**	**8.3**	**7.0**

* *These returns are before fees.*

Notes:

a. *The benchmark is a combination of the S&P/ASX200 Accumulation Index (ex-IAG and ex LPTs) and the S&P/ASX300 Accumulation Index (ex-IAG ex LPTs).*

b. *The benchmark is the S&P/ASX200 Property Accumulation Index.*

c. *The benchmark is the MSCI World Index (ex-Australia) net dividends reinvested, in Australian dollars.*

d. *Tailored benchmarks based on the liability profile of each of the Group's insurance portfolios, discounted to the Australian or New Zealand government yield curves, are used.*

e. *The allocation to the international fixed interest managers was completed in February 2006. The benchmark is the UBS Bank Bill index (Aust).*

f. *The initial allocation to market neutral long/short managers was made in 2H06. The benchmark is the UBS Bank Bill index (Aust). The actual return has been reduced by implementation costs.*

g. *The benchmark is the cash benchmark, the UBS Bank Bill Index (Aust).*

h. *The benchmark is a combination of UBS Bank Bill index (Aust) and UBS Bank Bill index (NZ) in Australian dollars.*

i. *The performance has been measured as contribution to total fund. It represents only the derivatives component of the overlay and has been more than offset by the total return achieved on the physical equities component of the overlay.*

- The Group's portfolios outperformed the return on the benchmark by 83 basis points for 2H06 and 138 basis points for FY06. In total, the gross active return has contributed approximately $72m and $124m to the Group's pre-tax result for 2H06 and FY06, respectively, compared with benchmark returns.
- A summary of the investment income and the investment returns generated on the technical reserves and shareholders' funds portfolios are set out below. The percentage returns are gross of expenses.
- Investment income is recorded based on average exchange rates. Yields are stated using daily closing rates, in accordance with industry standards. For foreign investment this can create some disparity between reported income and stated yields.

Portfolio income (pre-tax) and incl. Derivatives	Full-year ended Jun 05		Half-year ended Dec 05		Half-year ended Jun 06		Full-year ended Jun 06	
	A$m	Return (%)	A$m	Return* (%)	A$m	Return* (%)	A$m	Return (%)
Technical reserves	508	7.6%	192	2.8%	110	0.9%	302	3.7%
Shareholders' funds	455	19.8%	345	11.6%	194	7.5%	539	20.0%
Total investment income	**963**	**11.0%**	**537**	**5.4%**	**304**	**2.8%**	**841**	**8.3%**

** These are half-yearly returns.*

Note: The shareholders' funds returns in the above table include the return on the surplus capital portfolio.

- The technical reserves portfolios remain predominantly exposed to the Australian and New Zealand fixed interest sectors in line with tailored benchmarks that reflect the underlying currency and expected duration of the liabilities of the various insurance portfolios within the Group.
- The contribution from these assets to the Group's insurance result was $110m for 2H06 and $302m for FY06. The total return achieved on these assets in 2H06 was 0.9%, 35 basis points above the benchmark return for the period. The corresponding return for FY06 was 3.7%, 61 basis points above the benchmark return for the year. The return includes approximately $134m of capital losses in FY06 compared with $60m of capital gains in FY05.
- The return on the Group's technical reserves portfolios includes the return from the three alpha transfer strategies: the Australian equities and listed property overlay, the international fixed interest overlay and the market neutral long/short strategy. The active management of these assets, after allowing for the fixed interest return foregone and associated costs, generated a net pre-tax contribution of $11m in 2H06 and $31m in FY06.
- The Group's shareholders' funds are invested across a range of diversified asset classes and managers. Australian equities represent the largest component, followed by international equities. The total return from shareholders' funds contributed $195m to the Group's 2H06 result and $539m to the Group's FY06 pre-tax result.
- The gross return on the Group's Australian equities portfolios was 13.1% for 2H06 and 31.2% for FY06. The gross return on the Group's International equities portfolios in Australian dollar terms (the portfolio is unhedged) was 5.6% for 2H06 and 23.2% for FY06. These yields are net of transaction fees but before deducting management fees and expenses.
- Both internally-managed Australian equities strategies, the "core" and "research" funds, generated positive active returns for 2H06 and FY06. Both are ranked in the top quartile of comparable managers for over both one and two years, according to leading asset consulting firm, Mercer Investment Consulting.

6.4 Asset Class Exposure

- This table represents the Group's effective exposure (ie after allowance for derivatives) to each asset class, as at the dates shown.

Asset class	Technical Reserves	Share-holders' Funds	Technical Reserves	Share-holders' Funds	Technical Reserves	Share-holders' Funds
Exposure as at	Jun 05	Jun 05	Dec 05	Dec 05	Jun 06	Jun 06
	%	%	%	%	%	%
Australian equities	-	52.9	-	43.1	-	47.8
Listed property trusts	-	2.7	-	2.9	-	3.1
International equities [1]	-	16.9	-	18.1	-	18.3
Fixed interest (Aust & NZ)	99.3	5.0	99.3	7.6	99.3	9.6
Cash	0.7	1.7	0.7	1.8	0.7	1.7
Surplus capital [2]	-	16.7	-	18.8	-	10.6
Hedge funds	-	4.1	-	7.7	-	8.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

Notes:

1. Includes private equity.

2. The surplus capital portfolio is predominantly invested in cash and fixed interest.

6.5 Group Assets Under Management

Assets under management as at	30 Jun 2005	31 Dec 2005	30 Jun 2006
	A$bn	A$bn	A$bn
Technical reserves[1]	6.9	6.9	7.0
Minority interest – Unitholders' funds[2]	0.4	0.3	0.3
Shareholders' funds	2.9	2.8	2.5
Investment in joint ventures & associates	-	-	0.1
Other[3]	0.6	0.8	0.8
Total investments – on balance sheet[4]	10.8	10.8	10.7
RES funds	0.6	0.6	0.6
Other funds managed on behalf of third parties[2]	2.9	1.7	1.9
Total assets under management	14.3	13.1	13.2

Notes:

1. *The technical reserves balance is stated net of GST on premium debtors and outstanding claims.*
2. *These two items in aggregate represent the total funds managed on behalf of external clients. The unitholders' funds shown as a minority interest are those invested in trusts which are controlled entities of the Group. There is a matching liability in the Group's balance sheet.*
3. *The balance classified as "Other" represents items that are not under investment management, which include cash in corporate treasury and investments in related entities.*
4. *The prior period balances have been adjusted to exclude the investment in properties occupied by the business, as these are classified as fixed assets under AIFRS.*

- The Group's assets under management reduced by $1.1bn during FY06 reflecting a reduction in external wholesale mandates of $1.5bn. This reduction followed the loss of the NSW Workers' Compensation Scheme mandate after legislative changes and the consequent restructuring of the Scheme's investment arrangements.

6.5.1 Credit quality of assets under management

- The credit quality of the Group's Australian and New Zealand fixed interest and cash portfolios backing the technical reserves is considered to be very strong, with 46% invested in Australian and New Zealand government securities and a further 36% in fixed interest and cash securities that are rated 'AAA'. The minimum acceptable credit quality is 'A' rated.

Cash & fixed interest (Aust & NZ) credit quality as at 30 June 2006



Cash & Deposits (Rated 'AAAm') 6%
Fixed interest (Rated 'A') 4%
Fixed interest (Rated 'AA') 14%
Govt. Securities (Rated 'AAA') 46%
Fixed interest (Rated 'AAA') 30%

- The credit quality of the Group's international fixed interest portfolio backing the technical reserves is also considered to be very strong, with 27% invested in government securities and a further 45% in fixed interest securities that are rated 'AAA'. The minimum acceptable credit quality is 'A' rated.

International fixed interest credit quality as at 30 June 2006



Fixed interest (Rated 'A') 4%
Govt. Securities (Rated 'AAA') 27%
Fixed interest (Rated 'AA') 24%
Fixed interest (Rated 'AAA') 45%

7. Corporate

Corporate	Half year ended Dec 04 A$m	Half year ended Jun 05 A$m	Half year ended Dec 05 A$m	Half year ended Jun 06 A$m	Full year ended Jun 05 A$m	Full year ended Jun 06 A$m
Head Office	15	20	18	17	35	35
Fee based business (profit)/loss	(1)	(1)	(1)	1	(2)	(0)
Amortisation	6	7	6	2	13	8
Interest	28	27	45	41	55	86
Total corporate expenses	**48**	**52**	**68**	**61**	**100**	**129**

7.1 Corporate

- Head office expenses have remained consistent with FY05.
- The amortisation expense of $8m for FY06 relates to intangible assets, essentially capitalised IT management contracts. The reduction in the expense to $2m for 2H06 occurred as most of the IT management contracts acquired in FY00 are now fully amortised.
- Following the adoption of AIFRS from 1 July 2005, goodwill is subject to review at each reporting date with any impairment recognised in the income statement. For FY06 there were no impairment losses brought to account.
- The FY06 interest expense increased by $31m on FY05 to $86m. This increase represents the treatment of the reset preference shares (RPS) distributions post AIFRS as an interest expense. It follows the reclassification of the RPS as debt instruments under AIFRS. The Group has elected to use a transitional provision within AASB1 and accordingly has not restated prior periods on this basis.

8. Balance Sheet, Capital and Dividends

8.1 Balance Sheet

IAG Group Balance Sheet As at	30-Jun-05 A$m	31-Dec-05 A$m	30-Jun-06 A$m
Assets			
Investments	10,826	10,803	10,647
Investment in joint ventures & associates	8	7	74
Premium receivables	1,710	1,592	1,652
Reinsurance recoveries on claims	599	645	598
Other recoveries on claims	284	354	310
Deferred acquisition costs	621	601	591
Deferred reinsurance expense	194	143	221
Goodwill and other intangibles	1,494	1,538	1,543
Other assets	1,366	1,211	1,336
Total assets	**17,102**	**16,894**	**16,972**
Liabilities			
Outstanding claims	6,840	6,876	6,916
Unearned premium	3,586	3,487	3,503
Interest bearing liabilities	779	1,295	1,296
Other liabilities	1,394	1,467	1,586
Total liabilities	**12,599**	**13,125**	**13,301**
Net assets	**4,503**	**3,769**	**3,671**
Equity			
Equity attributable to equity holders	3,917	3,597	3,491
Minority interests	586	172	180
Total equity	**4,503**	**3,769**	**3,671**

- The decrease in investments is essentially due to the payment of a special dividend in June 2006 and the impact of the depreciation of the NZ dollar on the NZ investment balances. These decreases were partially offset by funds generated from operations.
- The increase in goodwill and other intangibles is due to an increase in the capitalised software costs under AIFRS and the acquisition of IAG Thailand in July 2005 and Safety Insurance in March 2006. The increase was largely offset by the impact of the depreciation of the NZ dollar on the NZ goodwill balances.
- The "other assets" category represents the aggregate of trade debtors, prepayments, deferred tax assets and property, plant & equipment.
- The increase in interest bearing liabilities is largely due to the reclassification of reset preference shares of $550m to liabilities on adoption of AIFRS in 1H06. There has been a corresponding decrease in equity attributable to shareholders. This increase was partially offset by the repayment of $46m (NZ$50m) of NZ senior term notes in 1H06.
- The "other liabilities" category at 31 December 2005 and 30 June 2006 has increased relative to 30 June 2005 due to the reclassification, required by AIFRS, of unitholders' funds held by minority interests in IAG controlled trusts at 31 December 2005 and 30 June 2006 to liabilities (previously classified as minority interests in equity under GAAP). This was partially offset by a decrease in reinsurance payable, income tax payable and employee provisions, together with the impact of the depreciation of the NZ dollar on the NZ liabilities.
- The Group, having performed the liability adequacy test required under AIFRS, did not need to book a provision against the carrying value of its deferred acquisition costs. The test was conducted using a probability of adequacy of 75%. An unexpired risk provision of $11m (1H06: $3m) has been booked for the captive reinsurer.

8.2 Additional AIFRS disclosures

8.2.1 Claims Development Table

- The Group has prepared the claims development table required by AIFRS on the basis of showing the development in the total provisions recorded in the financial statements. The figures are shown in inflated dollars, ie the actual amounts expected to be paid, net of recoveries, to settle the claims for each accident year, no matter when the amounts are expected to be paid. This enables one to easily compare the movement in the figures for each accident year.
- The increases/decreases in the expected total payments are reflected in the claims expense in profit together with any change in the discount applicable to those expected payments, to provide movement in the net present value of the expected future payments. Movements in the discount element can arise from three sources:
  - Changes in the discount rate, which is based on government bond yields;
  - The unwinding of the discount as the payment year moves one year closer; and
  - Changes in the expected timing or amount of the ultimate claim payments.
- Changes in the discount attributable to claims are separately disclosed in the statutory financial statements. Where changes arise due to movement in interest rates, these are separately identified within this report as they are largely offset by capital movements in bond values where the Group maintains a bond portfolio for which the duration is closely matched to the expected duration of the insurance liabilities.
- A summary of the Group's claims development table is set out below, together with some statistics derived from the Group's annual reports. Under AIFRS, the table will be expanded each year until it covers ten years in total.

Claims development	Accident year				
	FY02	FY03	FY04	FY05	FY06
Net ultimate claims cost estimate (undiscounted)	A$m	A$m	A$m	A$m	A$m
At end of accident year	2,313	3,677	3,881	4,024	4,105
One year later	2,215	3,360	3,521	3,743	
Two years later	2,137	3,249	3,493		
Three years later	2,087	3,163			
Current estimate of net ultimate claims cost	2,051	3,163	3,493	3,743	4,105
Statistics					
Cumulative development: favourable / (unfavourable)	**262**	**514**	**388**	**281**	
Development as % of original reserves	11.3%	14.0%	10.0%	7.0%	
PoA on net outstanding claims (min. level to FY03)	90%	90%	90%	92.5%	90%
S&P Insurer financial strength rating for key u/writers	AA+	AA	AA	AA	AA

- The acquisition of CGU and NZI during FY03 is the reason for the significant increase in the level of ultimate claims costs in that accident year. For acquired businesses, development relating to accident years prior to acquisition is all allocated to the period prior to the accident years shown on this table.
- The Group's claims development table shows that there is a history of the claims reserves being conservatively stated. This is to be expected when the Group has had a philosophy of reserving its net claims reserves to a minimum probability of adequacy of 90% throughout this period and the Group's major long-tail portfolios have either been quite stable – (eg CTP NSW and WA workers' compensation) – or developing favourably – (eg liability classes following tort reform).
- The higher level of cumulative releases relating to the FY03 accident year primarily relates to favourable development of assumptions, including risk margins, that the Group made in respect of the acquired CGU business as it took a very conservative stance at acquisition.

- From the claims expense note in the accounts that splits the claims expense in the income statement between that incurred for the current accident year and the aggregate of adjustments to the prior periods, one can see that the Group's conservative reserving approach has generated nine consecutive years of releases from prior years, both on this undiscounted basis and on a discounted basis.

8.3 Capital Management

8.3.1 Capital adequacy/MCR

The Group's minimum capital requirement (MCR) using APRA methodology is as follows:

As at	30-Jun-05	31-Dec-05	30-Jun-06
	A$m	A$m	A$m
Insurance risk	1,091	1,073	1,085
Concentration risk	100	200	200
Investment risk	555	520	549
	1,746	1,793	1,834

- Based on economic capital modelling and factoring in the Group's risk tolerance, the Group currently has a benchmark of 1.55x MCR. Internal policies are in place that ensure that significant forecast or actual deviations from this benchmark result in the Group's Board considering how any shortfall should be made good or any surplus utilised.
- The benchmark coverage will be changed from time to time when the Group's operations change or if there is a change in risk appetite. The last change occurred in 2005 when the Group issued $550m of contingent capital (the RES) and reduced the benchmark multiple from 1.60x to 1.55x in recognition of the added protection provided by the RES of guaranteed access to capital.
- As the Group continues to diversify, it expects this benchmark to reduce over time based on increased diversification.

Coverage of regulatory capital requirements	IAG Group			Insurance Australia Ltd Group		
A$m	30-Jun-05	31-Dec-05	30-Jun-06	30-Jun-05	31-Dec-05	30-Jun-06
Tier 1 capital						
Paid-up ordinary shares	3,263	3,263	3,263	1,286	1,286	1,286
Treasury shares		-	(40)			
Hybrid equity	539	546	547	-	-	-
Reserves	(6)	-	(6)	-	-	(10)
Retained earnings	59	375	274	2,365	2,575	1,991
Excess technical provisions (net of tax)	499	465	421	482	458	377
Less: deductions (1)	(1,478)	(1,619)	(1,728)	(1,072)	(1,271)	(1,307)
	2,876	**3,030**	**2,731**	**3,061**	**3,048**	**2,337**
Tier 2 capital						
Subordinated debt	616	628	624	616	628	624
Capital base	**3,492**	**3,658**	**3,355**	**3,677**	**3,676**	**2,961**
Minimum capital requirements (MCR):						
Australian general insurance businesses	1,511	1,570	1,574	1,607	1,573	1,566
International insurance businesses MCR (2)	235	223	260	-	-	-
	1,746	**1,793**	**1,834**	**1,607**	**1,573**	**1,566**
MCR multiple	**2.00x**	**2.04x**	**1.83x**	**2.29x**	**2.34x**	**1.89x**

Notes:

1. Includes goodwill, net deferred tax assets and capitalised software.

2. The MCR and capital base for the international insurance businesses are calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance business and the operations in New Zealand and Thailand.

- The Group continues to provide MCR information for both the consolidated Australian operations and for the Group. The calculation is based on applying in principle the APRA standards for individual entities to the consolidated position, pending the publication by APRA of a standard to determine prudential capital at a consolidated level.
- The data for the calculation is sourced from the AIFRS balance sheet. The introduction of AIFRS has not had a material effect on the MCR calculation. Reset preference shares, which are now classified as an interest-bearing liability in the AIFRS balance sheet, continue to be treated as Tier 1 capital for regulatory purposes. The other noticeable AIFRS adjustments are in relation to goodwill and capitalised software, which are recognised as a benefit in the retained earnings. However, this benefit is offset by an increase in the deductions made in calculating the regulatory capital base.
- The comparatives for June 2005 have not been restated to an AIFRS basis in this table.
- The IAG Group multiple of 1.83x MCR as at 30 June 2006 remains above the Group's current benchmark multiple of 1.55x MCR.
- The Group's regulatory capital base, as defined by APRA, has decreased from $3,658m to $3,355m during 2H06 due to:
  - Special dividend of $201m (including costs) paid in June 2006;
  - Recognition of the goodwill for the acquisition of Safety Insurance and the 30% strategic stake in AmAssurance;
  - A reduction in excess technical provisions. This was mainly due to the reduction in the probability of adequacy (PoA) for the outstanding claims liability from 91.8% at December 2005 to 90.0% at 30 June 2006; and
  - Inclusion of the treasury shares as a deduction to the capital base in the calculation.

8.3.2 *Target capital mix*


IAG Capital Mix
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
13%
76%
20%
12%
68%
19%
12%
69%
17%
12%
71%
16%
11%
73%
20%
12%
68%
FY02
FY03
FY04
FY05
FY06
Target
Ordinary equity
Hybrid capital
Debt

The Group's capital mix remains largely in line with the Group's target. This was set taking into account the credit rating agency views of appropriate gearing limits for a 'AA' rated entity.

8.3.3 *Total capitalisation and debt*

Total Capitalisation As at	30-Jun-05	30-Jun-06
	A$m	A$m
Interest-bearing liabilities		
Senior	91	41
Subordinated	616	624
Reset preference shares[1]	550	550
Less: Capitalised transaction costs	(21)	(14)
Cross currency swap payable[2]	88	95
Total interest-bearing liabilities	**1,324**	**1,296**
Shareholders' equity		
Equity attributable to holders of ordinary shares	3,263	3,263
Treasury shares	(34)	(40)
Retained profits	142	274
Foreign currency translation reserve	(6)	(15)
Share based remuneration reserve	13	19
Hedging reserves	-	(10)
Total shareholders' equity (excl minority interests)	**3,378**	**3,491**
Total capitalisation	**4,702**	**4,787**
Interest coverage & debt ratios	12 months to 30 Jun 05	12 months to 30 Jun 06
Earnings before interest and tax (EBIT)	1,346	1,321
Earnings before interest, tax, depreciation and amortisation (EBITDA)	1,402	1,382
Market capitalisation:		
- Ordinary shares (30 Jun 05: $6.01, 30 Jun 06: $5.35)	9,582	8,499
Total debt/(Total debt+shareholders equity excluding minority interests)	28.2%	27.1%
Total debt/(Total debt+total market capitalisation)	12.1%	13.2%
EBIT interest cover (times) [3]	16.0x	15.4x
EBITDA interest cover (times) [3]	16.7x	16.1x

Notes:

1. *For comparative purposes, the reset preference shares have been classified as debt as at 30 June 2005 and EBIT for the 12 months to 30 June 2005 excludes $23m of income attributable to minority interests in the trusts controlled by the Group. EBIT has been calculated based on AIFRS for both periods.*
2. *Cross currency swaps are used to hedge the currency exposure from US$ denominated subordinated debt. The cross currency swaps are revalued to take into account movements in the US$/A$ exchange rate and market interest rates and are reported as part of interest paying liabilities.*
3. *Interest cover excludes interest payable on RES, which is offset by interest income.*

Maturity profile of Group debt and reset preference shares	Currency principal amount $ m	A$ equivalent principal amount $ ms	Yield (net of interest rate and cross currency swaps)	Interest rate & dividend repricing date	S&P rating
Long-term debt[1]:					
NZ$50m senior fixed rate notes	NZ$50	41	7.36%	Aug-08	AA
A$50m subordinated floating rate notes	A$50	50	5.78%	Nov-07	AA -
A$250m subordinated fixed rate notes	A$249	249	6.41%	Nov-07	AA -
US$240m subordinated fixed rate notes[2]	US$240	401	6.93%	Apr-10	AA -
A$1.715m subordinated convertible loan[3]	A$2	2	6.67%	Perpetual	Not rated
Total debt		**743**			
Reset preference shares[4]					
IAGPA	A$350	350	5.80%	Jun-07	A -
IAGPB	A$200	200	4.51%	Jun-08	A -
Total reset preference shares		**550**			
Reset Exchangeable Securities (IANG) [5]	A$550	550	5.01%	Mar-10	A -

Notes:

1. *All long-term debt has been issued as either fixed notes, or hedged to fixed rate with interest rate swaps. The yields shown are pre-tax.*
2. *The A$ equivalent of the A$ proceeds received by the Group, net of related cross currency swaps and excluding transaction costs.*
3. *The fixed rate loan is from the minority shareholder of Mutual Community General Insurance Pty Limited.*
4. *The dividend yields shown on the reset preference shares are the cash yields, excluding the value to investors of the attached franking credits. The principal amount excludes capitalised transaction costs.*
5. *The reset exchangeable securities pay a floating rate quarterly interest payment. The interest yield shown is the cash yield for the current interest period, excluding the value to investors of the attached franking credits.*

8.3.4 Reset Preference Shares

- IAGPA and IAGPB were issued and listed on ASX in June 2002 and June 2003, respectively.
- The current coupon rates, as shown in the table above, were set at issue and are due for reset five years after issue.
- They are considered as equity for tax purposes and pay a franked dividend. For accounting purposes, the adoption of AIFRS has meant they are treated as debt. APRA continues to regard them as eligible Tier 1 capital provided that the proportion of these and any other hybrid securities qualifying as Tier 1 capital do not exceed the limits set by APRA.
- The Group's first issue of reset preference shares, IAGPA, will reach their first reset date in June 2007. The terms of issue require notice of the issuers' intentions to be issued at least 50 business days prior to the reset date. The Group currently expects to retain this capital but no decision has been taken as to the terms of any continuation of this security or to replace it.

8.3.5 Reset Exchangeable Securities (RES)

- RES are perpetual reset exchangeable notes with quarterly, floating rate interest payments that are expected to be fully franked. They were issued in January 2005 and are a form of contingent capital as the Group may, at any time, exchange RES for preference shares (issued by IAG) that will pay non-cumulative, quarterly preferred floating rate dividends that are expected to be fully franked. The preference shares, if issued, are expected to qualify as regulatory Tier 1 capital according to their terms. The Group can, in certain circumstances, also convert either RES or the preference shares to ordinary shares.

- The notes are backed by a portfolio of high quality, short-dated, money market securities. The portfolio is managed by the Group.
- The RES and the portfolio of assets which support the securities are set-off in the Group's balance sheet with a net asset being recorded to the extent that the portfolio value is greater than the RES redemption amount. Similarly the interest income on the securities is set-off by the interest distributions on the RES.
- During FY06 the Group expensed interest of $27m, amortised RES borrowing costs of $2m and generated $31m of income on the portfolio. The interest payable on the notes is less than the interest earned on the portfolio, in large part because the interest payable on the notes is net of an allowance for franking credits that attach to the interest distributions.
- RES are listed on ASX as IANG.
- The following table sets out the Group's pro-forma capital adequacy position based on the Group's balance sheet as at 30 June 2006, adjusted as if preference shares were issued in exchange for all RES on issue as at that date:

		Pro-forma adjustments		
A$m	Group	RES on issue[1]	Exchange[2,3]	Pro-forma
Tier 1 Capital	2,731		431	3,162
Tier 2 Capital	624		119	743
Regulatory capital base	3,355		550	3,905
Minimum capital requirement (MCR)[4]	1,834		-	1,834
MCR Multiple	1.83x			2.13x

Notes:

1. *RES are not recognised in the Group's capital adequacy position as they are not eligible to be treated as regulatory capital until such time as preference shares are issued.*
2. *These amounts reflect the composition of the Group's capital adequacy position as at 30 June 2006.*
3. *Assuming there has been no change in the Group's capital adequacy position at the time of exchange and all RES transaction costs have been amortised previously.*
4. *Assuming that the $550 million in investment assets have minimal investment charge and no material impact on the Group's MCR.*

8.3.6 Reinsurance protections

- The Group's catastrophe cover was renewed effective 1 January 2006 and cover was purchased in excess of the retention up to a limit of $3.5bn.
- Based on the APRA single site minimum purchase requirement of a 1 in 250 years return period, the Group's minimum required cover for regulatory purposes is $2bn. The $3.5bn limit is on the same single site APRA basis equivalent to a return period of 1 in 430 years.
- From 1 January 2006, the retained catastrophe loss for a first event was increased from $100m to $200m. This retention drops to $175m for a second event and $75m for a third event to 31 December 2006. The $200m limit moves the retained loss from under 2% of net earned premium to approximately 3.5%. The decision to increase the retained single event loss was made as the cost of the coverage available in the reinsurance market at that time was such that the transaction proved to be capital inefficient compared to retaining the risk against the Group's capital.
- Property surplus cover was secured for Australia and New Zealand on the same basis as expiring from 1 July 2006. Catastrophe cover is purchased in the Australian surplus cover at levels in excess of the 1 in 250 year single site measure.
- The casualty protection was renewed at 30 June 2006 on the same basis as expiring. Unlimited cover was purchased on statutory classes and for other lines cover was placed up to the original underwriting limits for each class.
- The counter-party credit profile of the catastrophe programme has been improved. The expiring programme obtained cover for 70% of the limit from parties rated 'AAA/AA' by S&P and the 2006 programme now stands at 75%. Furthermore, as in 2005, some of the limit is purchased on a "collateralised" basis, where reinsurers have deposited funds equivalent to their participation in a trust fund.

- The counter-party credit profile of the casualty programme improved from 72% of the limits placed with entities rated 'AAA/AA' to 81% of limits placed with 'AAA/AA' rated entities.

8.4 Return on equity



Return on Equity
30%
25%
20%
15%
10%
5%
0%
5.1%
13.9%
21.1%
14.4%
24.5%
18.8%
22.1%
15.8%
FY03
FY04
FY05
FY06
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised) attributable to holders of ordinary shares

Note: Normalised calculation was based on two adjustments to actual NPAT to holders of ordinary shares:

1. *Exclusion of non-recurring items, eg profit on sale of ClearView in FY04.*
2. *Shareholders' funds return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%.*
3. *FY05 and FY06 are stated based on AIFRS accounts. The earlier years remain on AGAAP.*

- For the third consecutive year, the Group's ROE has exceeded 20% assisted by strong equity market returns.
- The normalised ROE for FY06 was 15.8%. Normalised ROE is determined by replacing the actual earnings on core shareholders' funds (ie shareholders' funds excluding the surplus capital fund monies) with the earnings that would have been generated using the 10-year bond rate plus 4%. The tax expense is adjusted accordingly. This normalised profit is also used in applying the Group's dividend policy.
- The Group's target return on equity to holders of ordinary shares over the cycle is a minimum of 1.5 times WACC. The normalised return for FY06 is in excess of 1.5x the Group's WACC.
- Over the period since listing early in FY01, the Group's average reported ROE is 12.8% (normalised 14.1%). The first years after listing in 2000 had lower normalised ROE as the Group transitioned from a surplus capital position, fully funded by ordinary equity, to return or utilise surplus capital and introduce a mix of capital which reduced its weighted average cost of capital. The steps in this process included three off-market buy-backs and the issue of debt and hybrid securities (as noted in Section 8.3 above), as well as improved performance in its core insurance operations.

8.5 Dividends

8.5.1 Dividend on ordinary shares


Dividends per share
Cents
50.0
40.0
30.0
20.0
10.0
0.0
42.0
12.5
CAGR: 24%
29.5
26.5
22.0
16.0
14.5
14.0
10.0
10.5
11.5
6.0
6.0
7.0
4.0
4.5
4.5
8.0
12.0
13.5
FY01
FY02
FY03
FY04
FY05
FY06
Interim dividend
Final dividend
Special dividend

- The Group has declared a final dividend per ordinary share of 16 cents, fully franked which is payable on 9 October 2006. This brings the annual dividend for FY06 to 29.5 cents per ordinary share, an increase of 11% on the FY05 dividends.
- In addition, the Group paid a special dividend of 12.5 cents per ordinary share in June 2006. This was chosen as the most appropriate form in which to return $201m of surplus capital at that time.
- The total dividend declared for FY06 will be $671m, including the special dividend.
- The dividends paid will have all been fully franked. As at 30 June 2006, the Group had $570m of franking credits it could access providing capacity to frank $1,330m of cash dividends.
- The Group's franking capacity exceeds its current distributable earnings of $1,051m.
- The Group's other issued securities, the IAGPA and IAGPB reset preference shares and IANG reset exchangeable securities, all pay franked distributions. Distributions of these securities absorbed $24m of franking credits during FY06.

8.5.2 Dividend policy and expectations

- The Group's dividend policy has been to pay 50-70% of annual normalised earnings with an interim: final split of 45:55. It has also provided a long-term goal of growing dividends at over 10% per annum over time.
- The dividends on ordinary shares (excluding the special dividend) for FY06 of 29.5 cents per share or $470m meet the growth hurdle but exceed the benchmark pay-out ratio as they represent 87% of normalised earnings for FY06.
- This was foreshadowed at 1H06 as the Group's growth is below the pace it has delivered historically and expects to deliver in the future, so capital did not need to be retained to service short-term growth.
- The Group's capacity to sustain at least 10% growth in total annual dividends over the cycle is dependant on its capacity to sustain growth of at least 10% per annum in normalised distributable earnings, allowing a minimum of 30% to be retained to fund growth.

8.6 Sensitivity analysis

8.6.1 Investment market sensitivities

Sensitivity on NPBT As at	Change in assumption	30-Jun-05 A$m	30-Jun-06 A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	15.6	12.1
Listed property trusts	+1%	0.8	0.8
International equities	+1%	5.0	4.6
Hedge funds	+1%	1.2	2.3
Interest rates:			
Investment returns	-1% or 100 bpts change in interest rates	188.4	197.6
Outstanding claims	-1% Change in net discount rate	(167.3)	(166.2)

- There has been an increase in the Group's sensitivity to interest rates as it has increasingly moved to invest all surplus funds (those funds over the level required to maintain its benchmark multiple of MCR) in interest bearing securities. There has been a decrease in the exposure to equities as a consequence.

8.6.2 Operational sensitivities

- This table shows the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods.

Sensitivity on NPBT	Change in assumption	30-Jun-05 A$m	30-Jun-06 A$m
Insurance sensitivities			
Loss ratio - Personal lines	-1%	37.3	36.7
Loss ratio - Commercial lines	-1%	14.6	13.7
Loss ratio - International	-1%	9.2	9.3
Underwriting expenses	-1%	11.0	11.0

Appendix A – Group strategy and sustainable growth

1. Group strategy

- The Group's key objective is to become a top performer in the international general insurance industry, through moving from being a property and casualty (P&C) leader in Australia and New Zealand to becoming a Top 15 global P&C company.
- To achieve this, the Group will seek to double in size by 2012, to ensure continued relevance in a consolidating market, and generate 40% of revenue offshore. The 16.5% growth rate needed to meet this target equates to the rate required to deliver top quartile performance – analysis of entities that have delivered top quartile shareholder return shows delivering sustainable performance above the median involves growth in excess of 14% per annum.
- The strategic approach required to support these objectives remains substantially unchanged. However, it has been refined to take into account the fact that wave one of the Group's international strategy, building a foothold in Asia, is well underway.
- The Group's acquisition strategy is now expanding to examine merger and acquisition opportunities beyond Asia.
- The strategic financial goals remain to:
  - Deliver top quartile shareholder return;
  - Earn a return on equity of at least 1.5 times the Group's weighted average cost of capital on a normalised basis;
  - Continue to build an international platform, in Asia and other markets;
  - Maintain an 80:20 mix of short-tail : long-tail premiums; and
  - Maintain a 'AA' category rating for key wholly-owned insurance operating subsidiaries.
- The operating environment, both domestically and internationally, presents a number of challenges when it comes to delivering on these goals.
- Australia has seen an increase in competitive pressure in both personal and commercial lines, with strong competition in personal lines and soft conditions in the commercial insurance market.
- Internationally, the industry generally is beginning to turn downwards in the cycle, while M&A activity appears to be increasing. Market leaders worldwide have benefited from equity markets and generally benign claims environments (notwithstanding the impact of high profile weather events such as Hurricane Katrina) and this has led to a trend towards consolidation, particularly in markets where organic growth is slowing.
- Both domestically and internationally, thriving in the current environment requires a continued and consistent focus on sustainable growth.

2. Sustainable growth

- The Group is maintaining its focus on meeting these goals in a sustainable way over the long term.
- The Group's focus is on growth over a long period of time, say five years, rather than on growth between one reporting period and the next.
- This translates to a focus on long-term consistency in financial performance, rather than short-term variations.
- For example, the Group's ROE fell below 1.5 times WACC in 2003, while the CGU and NZI businesses purchased in January 2003 were being integrated, but these businesses have been key to delivering shareholder value since and, measured over the period since acquisition, have provided substantial shareholder accretion.

- The Group measures ROE for this purpose using normalised earnings (ie earnings on core shareholders' funds are measured as the 10 year bond rate plus an equity risk premium) to remove equity market volatility and provide focus on core earnings.
- The Group remains committed to creating and maintaining conditions which generate sustainable returns, for example:
    - Diversification of concentration or aggregation exposure in the Group's portfolio;
    - A sustainable cost of capital; and
    - An ability to generate scale benefits in operating expenses.
- Domestically, sustainable growth is supported by:
    - Building organic growth through a clear focus on the customer;
    - Leveraging the Group's pricing capabilities to ensure the Group prices risk effectively through the cycle;
    - Benchmarking the cost base, and making effective use of scale and technology;
    - Continuing to build the capability of people and a culture of performance that will provide a rewarding work environment and improve the retention and performance of our people; and
    - Expanding involvement across the value chain, and ensuring the Group is leading the response to changes in the industry's structure across the value chain.
- Underpinning this approach will be a continued focus on "enablers" – those groups, factors or individuals which are critical to building a sustainable business across the Group such as customers, brands, people, the ability to manage risk in the community, and the risk and regulatory environment in which the Group operates.
- Internationally, the Group will grow through acquisition. The Group is currently investigating and researching a range of possibilities, particularly in mature markets.
- While mature markets do not offer the rapid growth seen in emerging markets, they underpin the Group's focus on sustainable growth by offering the potential for two-way skills and capability transfer.
- Any acquisitions will enable the Group to leverage core strengths in data management, distribution channel skills and supply chain management.
- Both the international and domestic elements of the Group's strategy are designed to ensure consistent and attractive shareholder returns over a long period of time.

Appendix B - A Snapshot of IAG

Australian Personal Insurance Operations

The Australian personal insurance business develops, underwrites and distributes personal insurance products, and manages claims and assessing services. It is the largest insurance underwriting and claims and assessing operation in Australia and represents approximately 61% of the business.

The personal insurance products are sold primarily under the NRMA Insurance brand in NSW, ACT, Queensland and Tasmania. SGIO is the primary brand in Western Australia, and SGIC in South Australia. In Victoria, the Group distributes home, motor and other insurance products through RACV. Products are distributed through the branches, call centres and representatives. In addition, the Group sells a range of personal insurance nationally under the Swann Insurance brand.

Personal Insurance products distributed nationally by CGU are generally sold by intermediaries (insurance brokers and agents) and business partners (financial institutions and alliances).

Short-tail Insurance

Motor vehicle
Home and contents
Niche insurance, such as pleasure craft, veteran and classic car, caravan, and travel insurance.

Long-tail Insurance

Compulsory third party.

Australian Commercial Insurance Operations

The Australian commercial insurance business develops, underwrites and distributes insurance products for businesses.

The commercial insurance products are sold primarily under the CGU Insurance brand through a network of more than 1,000 intermediaries (insurance brokers and agents).

The Group are a leading provider of workers' compensation services in Australia and operate in every State and Territory where there is a private involvement. In NSW and Victoria we collect premiums and manage claims on behalf of each State Government. In Western Australia, Tasmania, ACT and the Northern Territory, the Group underwrite policies and manage claims. Comprehensive risk management services are available to all employer customers.

Commercial insurance packages are also sold directly under the retail brands NRMA insurance, SGIO and SGIC. These are largely targeted at sole operators and smaller businesses.

Short-tail Insurance

Commercial property
Commercial motor and fleet motor
Construction and engineering
Farm, crop and livestock
Marine

Long-tail Insurance

Public and products liability
Professional indemnity
Directors' and officers'
Home warranty
Workers' compensation

International

NEW ZEALAND

The New Zealand business is the leading insurance provider in the country in the direct channel and a leading insurer in the intermediated channel.

The Group holds approximately 36% of the New Zealand market, and are strongly positioned in all geographic markets.

The Group provides insurance products directly to customers under our State brand and through insurance brokers and agents under our NZI brand. The personal lines and simplified commercial products are also distributed through agents and under the third party brands by the corporate partners, who include large financial institutions.

Short-tail Insurance

Motor vehicle
Home and contents
Commercial property
Commercial motor and fleet motor
Construction and engineering
Niche insurance, such as pleasure craft, boat, caravan, and travel.
Rural and horticultural
Marine

Long-tail Insurance

Surgical
Personal liability
Income protection
Commercial liability

ASIAN INTERESTS

IAG has interests in four businesses in Asia –a controlling economic interest in IAG Insurance Thailand (from July 2005); a 30% share of AmAssurance Berhad (from March 2006); a controlling interest of 96.1% in Thailand's Safety Insurance following a public tender for shares completed in March 2006; and 100% ownership of the Beijing Continental Automobile Association (CAA) roadside assistance venture in China.

Our brands:

NRMA Insurance, SGIO, SGIC, CGU, swann insurance, STATE, NZI, RACV[1], Mutual Community[2], NTI[2], CAA

1. *Not owned by IAG* 2. *Owned in joint ventures (approximately 50% held by IAG)*

Appendix C - Share Price Trends & Top 20 Registered Holdings

1. Performance of IAG ordinary shares relative to benchmark indices


IAG share performance - since listing
IAG Share Price including Reinvestment of Dividends
S&P/ASX 100 Accumulation Index
S&P/ASX All Ordinaries Accumulation Index
IAG Share Price ($AUD)
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Note:
Dividends are assumed to be reinvested using the closing price on the ex date.
Further value exists when taking the 100% franking of dividends into consideration.
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

2. Spread to Swap performance of Reset Preference Shares & Subordinated Debt & Reset Exchangeable Securities


Spread to swap (bps)
250
225
200
175
150
125
100
75
50
25
0
15-Aug-02
15-Feb-03
15-Aug-03
15-Feb-04
15-Aug-04
15-Feb-05
15-Aug-05
15-Feb-06
15-Aug-06
IAGPA
IAGPB
NRMA 6.35% Nov-07
IANG

The first issue of reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.

The second issue of reset preference shares (IAGPB) listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.

The RES (IANG) listed on 12 January 2005. Interest is payable quarterly. The rate for the quarter to September 2006 5.0143% per annum, fully franked.

The performance of the IAGPA, IAGPB and IANG prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

Appendix D - Key ASX releases

This schedule contains only a summary of the announcements made to the ASX since July 2005. It does not include announcements of changes in Directors' interests, nor the issue of shares upon exercise by employees of share rights. Reference should be made to a copy of the ASX announcements should further information be required. These are available on www.iag.com.au

21 July 2006 **Change in Substantial Holding for Capital Group Companies**

Capital Group Companies announced it had increased its holding in IAG ordinary shares from 7.2791% voting power to 8.3621%.

3 July 2006 **Draft Transaction Agreements with China Pacific Property Insurance**

IAG announced that negotiations with China Pacific Property Insurance Co., Ltd (CPPI) had progressed to the stage of a draft transaction agreements being confirmed for the purpose of lodgement with the China Insurance Regulatory Commission (CIRC) for preliminary review.

Under the terms of the draft transaction agreements, IAG will acquire 24.9% of CPPI for approximately $350-375m. IAG and CPPI intend to proceed to sign the transaction agreement as soon as possible following the CIRC's review and formal approval by the shareholders of China Pacific Insurance (Group) Co., Ltd (CPIC Group). Once the transaction agreements are signed there will be further regulatory approvals required which may take up to another four months to complete.

30 June 2006 **Change in substantial holding for Capital Group Companies**

Capital Group Companies announced it had increased its holding in IAG ordinary shares from 6.2325% voting power to 7.2791%.

15 June 2006 **IAG acquires new Lloyd's managing agency and specialist Asian syndicate**

IAG announced the acquisition of a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of IAG's expanding Asian business. The business will operate as Alba Group Pte Limited and be based in Singapore.

The terms of the acquisition are confidential, however the purchase price and the capital required in the first two years of operations are not material to the Group.

13 June 2006 **Pricing of Shares to be allocated under dividend reinvestment plan**

The ordinary shares allocated under dividend reinvestment plan (DRP) were priced at $5.4218 per share for the 2006 special dividend. The DRP price was based on an average market price for the ten trading days from the 29 May 2006 to 9 June 2006 inclusive.

Under the DRP, approximately 8.7 million ordinary shares were purchased on-market and allocated to participating shareholders on 26 June 2006.

8 June 2006 **Notice of cessation of being a substantial holder**

452 Capital Pty Limited announced it had decreased its holding in IAG ordinary shares and had ceased to be a substantial holder.

26 May 2006 Changes to IAG executive team

IAG announced changes to its executive team including the promotion of a senior manager to the executive team following the departure of an executive.

The key changes include:

- Mr Rick Jackson, formerly CEO of Asset Management, Reinsurance and Group Strategy, decided to leave IAG and as a result, Mr Jan van der Schalk, currently head of Reinsurance, took up the role of CEO, Asset Management & Reinsurance.
- Ms Christine McLoughlin takes on the role of Group Executive, Strategy, which also formed part of Mr Jackson's portfolio.

8 May 2006 Change in substantial holding for Capital Group Companies

Capital Group Companies announced it had increased its holding in IAG ordinary shares from 5.10% voting power to 6.2325%.

24 April 2006 IAG announces claim estimate of $100 - $135m from Cyclone Larry

IAG confirmed that it expected to pay between $100m to $135m to customers affected by Cyclone Larry. This was in light of over 5,900 claims lodged with CGU and NRMA with the majority of the claims being non-coastal business sold under the CGU brand by financial intermediaries. The claims costs were greater than originally anticipated due to the unusually high intensity of Cyclone Larry as it swept in land.

IAG stated that the Group's catastrophe cover did not cover losses below $200m and thus the damage was within the catastrophe reinsurance deductible for the Group. The total amount of reinsurance recoveries was expected to be less than $10m. The potential claims costs from Cyclone Larry will be approximately 2% of annual net earned premium. The Group still expected to fall within its guidance of a full year insurance margin of 14%-16%. However, it acknowledged the margin would be at the lower end of the scale barring further major losses.

12 April 2006 Dividends payable on Reset Preference shares

The board of IAG declared fully franked dividends on RPS 1 (IAGPA) and on RPS 2 (IAGPB). The record date was 29 May 2006 and payment date was 15 June 2006.

The RPS 1 (IAGPA) dividend rate per annum was 5.80% (with $2.8921 payable per $100 share).

The RPS 2 (IAGPB) dividend rate per annum was 4.51% (with $2.2488 payable per $100 share).

12 April 2006 Declaration of a $200m special dividend on ordinary shares

IAG announced a special fully franked dividend of 12.5 cents per ordinary share payable on 26 June 2006.

11 April 2006 Announcement of Capital Group Companies becoming a substantial holder

Capital Group Companies announced it had purchased a 5.10% voting power of IAG ordinary shares.

30 March 2006 IAG completes tender offer for Thailand's Safety Insurer

IAG announced that its Thai investment holding company, NHCT Limited, had successfully completed its tender offer for shares in Thailand's Safety Insurance Public Company Limited (Safety Insurance). As a result, NHCT Limited has acquired approximately 96% of Safety Insurance. Safety Insurance generates approximately $100m in annual gross written premium.

27 March 2006 Announcement of 452 Capital Pty Limited becoming a substantial holder

452 Capital Pty Limited announced it had become a substantial shareholder with 5.010% voting power of IAG ordinary shares

27 March 2006 Pricing of Shares to be allocated under dividend reinvestment plan

The ordinary shares allocated under the dividend reinvestment plan (DRP) were priced at $5.3425 per share for the 2006 interim dividend. The DRP price was based on an average market price for the ten trading days from 13 March 2006 to 24 March 2006 inclusive.

Under the DRP, approximately 10.2 million ordinary shares were purchased on-market and allocated to participating shareholders on 10 April 2006.

9 March 2006 Warning to IAG's reset preference shares (IAGPA) holders in relation to Mr David Tweed

IAG alerted IAGPA holders that a legal firm that has previously acted on behalf of Mr David Tweed had requested a copy of the reset preference share register and that Mr David Tweed may be preparing to launch an unsolicited offer for those securities.

23 February 2006 Announcement of Half-year results - 31 December 2005

IAG announced a record half-year net profit after tax of $461m for the six months ended 31 December 2005 (31 December 2004: $452m). The Board of IAG declared a fully franked dividend of 13.5 cents per ordinary share payable on the 10 April 2006 and undertook to return $200m to shareholders by 30 June 2006.

1. Ordinary shareholders (IAG) as at 30 June 2006

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		223,412,044	14.02
2	NATIONAL NOMINEES LIMITED		114,762,744	7.20
3	WESTPAC CUSTODIAN NOMINEES LIMITED		71,193,737	4.47
4	CITICORP NOMINEES PTY LIMITED		37,276,037	2.34
5	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	35,046,405	2.20
6	UBS NOMINEES PTY LTD	<116C A/C>	24,000,000	1.51
7	COGENT NOMINEES PTY LIMITED		21,243,145	1.33
8	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<BKCUST A/C>	17,392,694	1.09
9	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<PIPOOLED A/C>	16,443,275	1.03
10	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	14,209,669	0.89
11	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	14,043,687	0.88
12	AMP LIFE LIMITED		12,126,185	0.76
13	QUEENSLAND INVESTMENT CORPORATION		8,946,615	0.56
14	PSS BOARD		8,790,463	0.55
15	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	7,743,577	0.49
16	ANZ NOMINEES LIMITED	<INCOME REINVEST PLAN A/C>	7,106,703	0.45
17	CSS BOARD		5,840,733	0.37
18	ARGO INVESTMENTS LIMITED		5,203,333	0.33
19	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		4,592,622	0.29
20	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	3,675,172	0.23
Total Top Holders Balance			653,048,840	40.99

2. Reset preference (IAGPA) Shareholders as at 30 June 2006

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		677,896	19.37
2	WESTPAC CUSTODIAN NOMINEES LIMITED		249,000	7.11
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<JBENIP A/C>	191,744	5.48
4	CITICORP NOMINEES PTY LIMITED		118,775	3.39
5	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	116,940	3.34
6	NATIONAL NOMINEES LIMITED		116,937	3.34
7	UBS NOMINEES PTY LTD		111,163	3.18
8	AMP LIFE LIMITED		100,000	2.86
9	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	50,000	1.43
10	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	38,033	1.09
11	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	34,351	0.98
12	ARGO INVESTMENTS LIMITED		30,800	0.88
13	CAMBOOYA PTY LIMITED		30,650	0.88
14	BRENCORP NO 11 PTY LIMITED		22,500	0.64
15	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/	20,000	0.57
16	M F CUSTODIANS LTD		19,950	0.57
17	ARMADA INVESTMENTS PTY LTD		19,500	0.56
18	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	<HYBRID PORTFOLIO A/C>	17,658	0.50
19	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		15,239	0.44
20	NETWEALTH INVESTMENTS LIMITED	<SUPER SERVICES A/C>	15,211	0.43
Total Top Holders Balance			1,996,347	57.04

3. Reset Preference (IAGPB) Shareholders as at 31 December 2005

Rank		Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		467,585	23.38
2	AMP LIFE LIMITED		199,374	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	150,000	7.50
4	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	123,914	6.20
5	CITICORP NOMINEES PTY LIMITED		83,185	4.16
6	UBS NOMINEES PTY LTD		81,524	4.08
7	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	69,553	3.48
8	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	63,222	3.16
9	NATIONAL NOMINEES LIMITED		61,810	3.09
10	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	28,747	1.44
11	PERPETUAL TRUSTEE COMPANY LIMITED		23,235	1.16
12	MRS FAY CLEO MARTIN-WEBER		20,000	1.00
13	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	<HYBRID PORTFOLIO A/C>	18,944	0.95
14	WOODROSS NOMINEES PTY LTD		18,800	0.94
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		18,625	0.93
16	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	17,898	0.89
17	WESTPAC CUSTODIAN NOMINEES LIMITED		17,300	0.87
18	BRENCORP NO 11 PTY LIMITED		16,000	0.80
19	UNIVERSITY OF CANBERRA		10,000	0.50
20	MOSIDE PTY LTD	<THE SHELL FAMILY A/C>	9,959	0.50
Total Top Holders Balance			1,499,675	75.00

4. Reset Exchangeable Securities (IANG) holders as at 30 June 2006

Rank	Name	Account Designation	Units Held at end of period	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		779,165	14.17
2	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD		340,830	6.20
3	NATIONAL NOMINEES LIMITED		225,500	4.10
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	88,886	1.62
5	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	78,078	1.42
6	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<AFT>	69,344	1.26
7	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	67,412	1.23
8	SUNCORP CUSTODIAN SERVICES PTY LINITED	<ACT>	52,845	0.96
9	WARBONT NOMINEES PTY LTD	<SETTLEMENT ENTREPOT A/C>	51,970	0.94
10	COGENT NOMINEES PTY LIMITED		50,000	0.91
11	UCA CASH MANGAGEMENT FUND LTD		50,000	0.91
12	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSJBW A/C>	48,250	0.88
13	CRYTON INVESTMENTS NO 9 PTY LTD	<GARNER NUMBER 1 A/C>	48,000	0.87
14	CITICORP NOMINEES PTY LIMITED		45,660	0.83
15	BRENCORP PTY LIMITED	<BRENCORP NO 11 PTY LTD A/C	39,504	0.72
16	SR CONSOLIDATED PTY LTD		30,300	0.55
17	ARGO INVESTMENTS LIMITED		25,000	0.45
18	CLYCUT PTY LTD		23,464	0.43
19	AUSTRALIAN EXECUTOR TRUSTEES LIMITED	<NO 1 ACCOUNT>	22,955	0.42
20	AUSTRALIAN NATIONAL UNIVERSITY		20,000	0.36
Total Top Holders Balance			2,157,163	39.23

Appendix E – Glossary

The following is a glossary of the terms used in this report including terms commonly used in the insurance industry.

AASB:	Australian Accounting Standards Board.
ABS:	Australian Bureau of Statistics.
AIFRS:	Australian equivalents of International Financial Reporting Standards.
APRA:	Australian Prudential Regulation Authority.
ASX:	Australian Stock Exchange Limited
Business Volume:	this measures the volume of business at a point in time. The basis of the measure depends on the class of business. In personal lines classes of business, the relevant volume measure is "risks in force". Meanwhile, in commercial classes the volume measure is "policies in force". The difference in the definition is required to capture the distinct nature of IAG's business mix.
Combined Ratio:	represents the total of Net Claims Expense incurred and Underwriting Expenses, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio.
CTP:	compulsory third party insurance, which is liability cover that motorists are obliged to purchase.
Expense Ratio:	the ratio of Underwriting Expenses to Net Earned Premium. Expenses are split into administration and commission, with rates calculated on the same basis.
Fire services Levy (FSL):	FSL is a tax on insurers to assist government funding for fire services. FSL is an expense of the insurer, rather than government charges directly upon those insured. The insurer is responsible for paying the FSL, usually in arrears. The amount paid by the insurer does not depend on the amounts collected from those insured in relation to the levy.
Gross Written Premium (GWP):	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specified period, before deduction of Reinsurance premiums.
Group:	IAG and its controlled entities.
Insurance Margin:	the ratio of Insurance Profit to Net Earned Premium.
Insurance Profit:	Underwriting Result plus investment income on Technical Reserves.
ISA:	Insurance Statistics Australia Limited
Long-tail:	classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when earned premiums are and final settlement of claims, which is generally greater than 12 months.
Loss Ratio:	the ratio of Net Claims Expense to Net Earned Premium.
MCR:	minimum capital requirement as defined by APRA.
Net Claims Expense:	insurance claim losses incurred plus claims handling expenses minus Recoveries.
Net Earned Premium (NEP):	Gross Written Premium plus/minus the decrease/increase in unearned premium less the reinsurance expense applicable to that period/premium.

Probability of Adequacy (PoA): the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of adequacy of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (as amended).

RACV: Royal Automobile Club of Victoria (RACV) Limited.

Recoveries: the amount of claims recovered from reinsurers, third parties or salvage.

Reinsurance: the practise whereby one party (the Reinsurer), in consideration for a premium paid to it, agrees to cover certain pre-agreed liabilities of another party (the Reinsured) arising from insurance policies issued by that Reinsured.

RES: Reset Exchangeable Securities issued by IAG Finance (New Zealand) Limited and quoted on ASX as IANG. The issuer is a wholly owned subsidiary of IAG.

RPS: Reset preference shares issued by IAG in two tranches and listed on ASX as IAGPA and IAGPB.

Risks in Force: risk refers to the subject matter than an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force are a measure of the total number of risks covered by an insurance company at a point in time.

Shareholders' Funds: the investment portfolio other than Technical Reserves. It essentially represents the shareholders' capital that is not being utilised in day-to-day operations.

Short-tail: classes of insurance (such as motor, home and small-to-medium enterprise commercial) with an average period between the time when premiums are earned and final settlement of claims, which is generally less than 12 months.

S&P: Standard & Poor's Rating Services or Standard & Poor's Investment Services.

Technical Reserves: the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough reported) and Unearned Premium, net of Recoveries and premium debtors.

Underwriting: the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.

Underwriting Expenses: those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses.

Underwriting profit/(loss): see Underwriting Result.

Underwriting Result: Net Earned Premium less Net Claims Expense less Underwriting Expenses.

Unearned Premium: the portion of premium written applicable to the unexpired portion of a policy.

WACC: weighted average cost of capital.

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

14 March 2006

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG Insurance Australia Group

Dear Sir

Issue of Performance Award Rights (PAR) under PAR Plan

We attach, pursuant to the relevant ASIC class orders, copies of the Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed (**Trust Deed**) and:

1. Performance Award Rights Plan (**PAR Plan**) Terms;
2. Cover letter to all offers under PAR Plan;
3. Application Form;
4. Explanatory Booklet (including Tax Guide).

Eligible employees were first provided with offers under the PAR Plan, together with these documents (other than the Trust Deed) on 8 March 2006.

Yours sincerely

Glenn Revell
Company Secretary

TRUST DEED

Date: [12 FEBRUARY 2001 AS AMENDED]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:))))

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Signature of authorised person

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Office held

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Name of authorised person (block letters)

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Signature of authorised person

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Office held

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Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:))))

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Signature of authorised person

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Office held

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Name of authorised person (block letters)

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Signature of authorised person

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Office held

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Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day;

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

S = N + (N x R)

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant **("Employer Company")**, is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Insurance Australia Group Limited
Performance Award Rights Terms
PAR Series 4

Dated: September 2005

Terms of Performance Award Rights dated September 2005 – PAR Series 4 to be granted in accordance with the IAG Share and Performance Award Rights Plans Trust Deed

1 Entitlement

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances:	the day which is 90 days after the later of:

(a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	(1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	**The day on which the Performance Award Right lapses**
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy;	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the

(c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (f) serious misconduct involving dishonesty.)	person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the Base Date.

(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date).

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

When on the Test Day	**Number of the Performance Award Rights which are eligible to become exercisable:**
1 the Rank does not reach 50	1 nil
2 the Rank reaches 50 or above	2 the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $\left[\frac{[2(A-50)+50]}{100} \times B\right]-C$ Where: A is the lesser of: (i) the Rank reached on the Test Day; and (ii) 75. B is the Total PARs; C is the number of Performance Award Rights which before the Test Day: (i) have become Exercisable ; or (ii) are eligible to become exercisable but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

Rule

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale, with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 Method of exercise of Performance Award Rights

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right, together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 No Transfers

Performance Award Rights may not be transferred.

5 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 Participation in future issues

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \text{ x } \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \text{ x } \frac{B}{A} \;;$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 Liability for tax

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 Notices

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 Interpretation

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the **30 June** that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

11.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Performance Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Performance Award Rights or Performance Award Rights generally.

Insurance Australia Group
Services Pty Limited
ABN 38 008 435 201
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

To: **PAR Participants – March 2006 Allocation**

From: **Alex Christie**
Senior Manager Remuneration and Benefits

Date: **8 March 2006**

Subject: **Performance Award Rights Plan – 2005/2006 Allocation**

Attached is a pack relating to the Performance Award Rights (PAR) Plan. The PAR Plan involves an allocation of rights to receive IAG shares if IAG meets or exceeds the Plan Performance Hurdle over a 3 to 5 year period.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in the attached Explanatory Booklet. Additional information about the Plan can also be found on insideIAG.

Please note that the Explanatory Booklet refers to a Commencement Date (Grant) of 19 September 2005. The Commencement Date for your Performance Award Rights will be the date when the Trustee of the PAR Plan resolves to accept your offer to participate. This is expected to be on 22 March 2006.

Accepting your PAR Invitation

To accept this invitation and participate in the PAR Plan, you must complete the Application Form included in this pack and return it to,

Greg Johnson, Remuneration and Benefits – Share Plans,

By mail to, Level 13, 388 George Street, Sydney, *Or*

By fax to, (02) 9292 1018

Your Application Form must be received **no later than 5pm EST on Tuesday 14 March 2006**. Forms received after this date cannot be accepted.

If you have any questions or need any additional information, please contact myself Diane Barnes on (02) 9292 3363 or Hanna Meyer on (02) 9292 8275.

Regards

Alex Christie

Insurance Australia Group Limited ABN 60 090 739 923 (IAG)

Performance Award Rights Plan (PAR Plan)

Application Form – PAR Series 4

Name:

Position Title:

Number of Performance Award Rights:

Return Date for this Offer Form: **COB Tuesday 14 March 2006**

To: IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 (**Trustee**)

1 By returning this form, I offer to acquire the number of Performance Award Rights (**PARs**) set out in this form on the Performance Award Rights Terms, dated <insert> (**Terms**) and make the statements set out below.

2 I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.

3 I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.

4 I agree to be bound by the:

- Constitution of IAG;
- Terms; and
- IAG Share and Performance Award Rights Trust Deed (**Trust Deed**).

5 I declare all details and statements made on this form are complete and accurate.

6 I understand that words and expressions defined in the Trust Deed and the Terms have, unless the contrary intention appears, the same meaning in this form.

7 I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose personal information to issue PARs and IAG shares to me in accordance with the PAR Plan, to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally administer the PAR Plan.

I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

Signature: .... Date: ....

This form must be received no later than COB Tuesday 14 March 2006

Mail form to: Hanna Meyer, Remuneration & Benefits - Share Plans
Level 13, 388 George Street Sydney NSW 2000, or

Fax form to: (02) 9292-9970

You can gain access to the personal information relating to you by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

IAG
Insurance
Australia
Group

IAG Performance Award Rights Plan
Explanatory Booklet

PAR Series 4 - September 2005

September 2005

An invitation from the CEO

I am delighted to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that you are a valuable member of our team and your contribution will assist the Group to grow and succeed, at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you to create and focus on shareholder wealth over the longer term. As with any aspect of your remuneration, this offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the performance hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

Table Of Contents

This Explanatory Booklet has been written to provide you with information on the IAG Performance Award Rights Plan and is intended to summarise the Plan. In the event of any inconsistency between this Explanatory Booklet and the PAR Terms, the PAR Terms will prevail.

Any advice given by IAG in connection with this invitation is general advice only and does not take into account your personal circumstances. You should consider obtaining your own financial product advice from an independent person who is licensed by ASIC to give that advice. While this Explanatory Booklet provides some information as to possible tax and other implications, it does not claim to give legal, tax or accounting advice.

Performance Award Rights and IAG Performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

What impacts on the value of IAG?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described below.

Financial performance

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

Performance Award Rights and IAG Performance

Broader performance issues

Qualitative factors considered in determining the value of IAG shares include:

- The ***performance*** of IAG relative to other insurers and Australian listed companies;
- Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;
- ***Stability and integrity*** of the Board and management, and ***consistency*** of the views taken by the company on various issues; and
- ***Dividend policy*** – a regular income stream is important for many investors.

External factors

External factors that influence an insurer's value include:

- Ability to maintain and grow margins and volumes in certain market conditions;
- Investment market conditions (as insurers have high levels of investments);
- Perceived impact of economic cycles or exchange rates; and
- Perceived impact of regulatory changes.

As a participant in the Plan, you will receive information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on 'InsideIAG.

How the Plan works

Grant →	Perform →	PARs Exercisable →	Exercise →	Lapse / Cease employment
Your invitation to apply for PARs accompanies this booklet. If you wish to accept the invitation, complete the Application form accompanying this booklet and return it by the due date (5 September 2005). You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date). Testing for the Performance Hurdle will not commence until 3 years has elapsed from the Base Date.	The performance period occurs between 3 and 5 years after the Base Date (23 August 2005). This is subject to your continuing as an employee of the Group. During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group. Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.	Unless they lapse (see the last column), some or all of your PARs will become exercisable when the Trustee notifies you that the performance hurdle has been satisfied or that an Event has occurred. The performance hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board.)	Once PARs have become exercisable, you have the option to exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 14 for more information.)	If the performance hurdle is not met, PARs will lapse at the end of the performance period. Where the performance hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group. PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 14 for more information.)
See Pages 4-5	**See Pages 6-7**	**See Pages 8-10**	**See Page 11**	**See Pages 12-13**

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

What is a Performance Award Right (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

What is the Performance Award Rights Plan?

The Plan is an employee share rights plan designed to provide long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Trust Deed.

Who can participate in the Plan?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Sustainability Committee approve the participation of each individual in the Plan.

What are the objectives of the Plan?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price, subject to the performance of IAG (as measured by Total Shareholder Return) over the performance period. The Plan will allow you to share in wealth you help the Group create.

How the Plan works – Questions and Answers

Do I have to pay anything to participate in the Plan?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide the fee is presently $66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

How do I participate in the Plan?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the Application form accompanying this booklet and return it by the due date (5pm EST on Monday 5 September 2005).

When will I receive my Performance Award Rights?

It is expected that your PARs will be allocated to you on or about 19 September 2005. You will receive a statement from Computershare confirming your allocation after that time.

How the Plan works – Questions and Answers


Grant
Perform
PARRs Exer'ble
Exercise
Lapse / Cease employ.

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period, as shown below.


Performance Period
(during which the Performance Hurdle must be met)
Base Date
Commencement Date (Grant)
3 years from Base Date
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 05
19 Sept 05
23 Aug 08
23 Aug 10
19 Sept 15
The first Test Day will occur 30 Sept 08 (being the last trading day of the quarter).
Testing generally occurs quarterly during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

The following concepts are discussed on the following pages:

- The Performance Period;
- The Performance Hurdle; and
- Total Shareholder Return;

How the Plan works – Questions and Answers

What is the Performance Period?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram on the previous page, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

What is the Performance Hurdle?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group. The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).

What is Total Shareholder Return?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2005 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet).



Base Date
Commencement Date (Grant)
23 Aug 05
19 Sept 05
30 Sept 08
Last trading day of each calendar quarter until end of Performance Period
Two trading days after IAG's annual results are announced
First Test Day, ie. last trading day of the calendar quarter

How the Plan works – Questions and Answers



Grant
Perform
PARs Exercisable
Exercise
Lapse / Cease employ.

When may my Performance Award Rights become exercisable?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period, as depicted below.



Exercise Period
Performance Period
Base Date
Commencement Date (Grant)
3 years from Base Date
First Test Day
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 05
19 Sept 05
23 Aug 08
30 Sept 08
23 Aug 10
19 Sept 15

The Exercise Period commences when you are notified that the Performance Hurdle has been passed. The earliest this can occur is on the First Test Day in the Performance Period (being 30 September 2008 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 14.

How the Plan works – Questions and Answers

How many of my Performance Award Rights will be exercisable?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs exercisable
100%
50%
0%
Rank
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

[1] 50th percentile – in a ranking of 100 companies, IAG must rank at 50 or above.

How the Plan works – Questions and Answers

How is a Company's Rank Determined?

IAG's rank in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR from the Base Date to that Test Day for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price on the ASX in the 30 day period up to and including the Test Day; and

- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

What is a Test Day?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board.

In what other circumstances can my Performance Award Rights become exercisable?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

How the Plan works – Questions and Answers



Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

How do I change my Performance Award Rights into IAG shares?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is $1.00 in total for all the PARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is $66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

How many shares will I receive?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

Can I assign or transfer the PARs I receive to another individual?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

When is the last time I can exercise my PARs?

Once your PARs have become exercisable, you must exercise them no later than 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 13.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease Employment

When will my Performance Award Rights lapse?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

- Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 23 August 2010, being 5 years after the Base Date); and

- Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 19 September 2015, being 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

What happens if I leave IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

How the Plan works – Questions and Answers

WHETHER PARS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARS OF CEASING EMPLOYMENT WITH THE GROUP
Resignation or termination of employment with a company in the Group[2] (other than in Special Circumstances)	
Exercisable	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
Not exercisable	PARs lapse on the day you cease employment
Special circumstances (being retirement, redundancy, death, total and permanent disablement, or Board approval)	
Exercisable	You may exercise your PARs before the ***later*** of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
Not exercisable	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the ***later*** of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
Serious misconduct	
Exercisable and not exercisable	PARs lapse on the day you cease employment

[2] **Note: This may apply if your employer ceases to be a Group company.**

Taxation Summary

Australian Tax Rules Summary

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

Your Choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

Deferring your tax

Taxation of your Performance Award Rights

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the ***earlier*** of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is $1.00 for all PARs in this tranche which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

---

[3] Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

Taxation Summary

Taxation Consequences of Selling Shares acquired as a result of exercising your Performance Award Rights

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule" (discussed below).

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PAR ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised***. It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

Paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the *Income Tax Assessment Act 1936* for the 2005/2006 year of income. The election must be made before you lodge your return for the 2005/2006 tax year.

Taxation Summary

An election you make for the 2005/2006 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

Taxation of your Performance Award Rights

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the PAR. If you have previously paid tax on the PAR, you can seek a refund.

Taxation Consequences of selling Shares acquired as a result of Exercising your Performance Award Rights

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs **at the date of grant** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised***. It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

How to get more information

Where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

You can also contact

Diane Barnes or Catherine Bylett
Remuneration Specialists, Remuneration and Benefits
phone (02) 9292-3363 or (02) 9292 8107
e-mail: diane.barnes@iag.com.au or catherine.bylett@iag.com.au

Alex Christie
Senior Manager Remuneration & Benefits
phone (02) 9292-9545
e-mail: alex.christie@iag.com.au

Malcolm Green
Head of Corporate Human Resources & HR Business Partners
e-mail: malcolm.green@iag.com.au

Craig Hespe
Head of Group Taxation
e-mail: craig.hespe@iag.com.au

A copy of the Performance Award Rights Terms and the Application form that you need to complete in order to participate in the Plan accompany this booklet.

Glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2005 are announced, being 23 August 2005
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG)
Group	means IAG and its subsidiaries
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923)
PARs or Performance Award Rights	Means Performance Award Rights issued pursuant to this invitation
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period)
Total Shareholder Return or TSR	is described on page 7 of this booklet
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152)

agent no 21781
agent INSURANCE AUSTRALIA GROUP LIMITED
address LEVEL 26 NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000
phone fax
DX city

SEC MAIL RECEIVED PROCESSING SEP 18 2006 WASH, D.C. 186 SECTION

82-34821

Ass [ ] Cash [ ] Proc [ ] Req-A [ ] Req-P [ ]

Australian Securities and Investments Commission

form 205

Corporate Key 82318414

Notification of **resolution**

Corporations Act 2001
Regulation 1.0.12

company name INSURANCE AUSTRALIA GROUP LIMITED
ACN or ARBN 090 739 923

Subject(s) of the resolution

157(2)	change of company name	[ ]	A
162(3)	change from public company to proprietary company	[ ]	B
162(3)	change from proprietary company to public company	[ ]	C
162(3)	change from no-liability company to company limited by shares	[ ]	F
162(3)	change from limited company to unlimited company	[ ]	G
162(3)	change from unlimited company to limited company	[ ]	H
162(3)	change from company limited by guarantee to company limited by shares	[ ]	AA
1416	change from company limited by both shares and guarantee to a company limited by shares	[ ]	AB
1416	change from company limited by both shares and guarantee to a company limited by guarantee	[ ]	AC
162(3)	change from a limited (mining) company to a no-liability company	[ ]	X
136(5)	alteration of constitution	[X]	J
491(1)	voluntary winding up by members	[ ]	L
491(1)	voluntary winding up by creditors	[ ]	M
461(2)	company resolved to be wound up by court	[ ]	AD
506(1B)	powers & duties of liquidator	[ ]	AF
507(11)	coy's arrangement with liquidator	[ ]	AG
510(1A)	binding arrangements on company/ creditors	[ ]	AH
	other section number description	[ ]	R

Details of the resolution

date of meeting 09/11/2005

The resolution [ ] set out below
[X] in the attached annexure marked (1)
was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s) ? yes no

Business Number State/Territory of Registration

RECEIVED 2006 SEP 28 A 9: OFFICE OF INTERNATIONAL CORPORATE FINANCE

I DECLARE that I make this application for the company AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business names(s).

Signature

I certify that the information in this form is true and correct.

print name REVELL, GLENN DEREK capacity SECRETARY

sign here [signature] date ~~09/11/2005~~ 6/2/06

Reference: Trace: 1248

Australian Securities and Investments Commission

form 205

Continuation of Notice of
Resolution

company name **INSURANCE AUSTRALIA GROUP LIMITED**
ACN or ARBN **090 739 923**

Annexure 1

Resolution

Pursuant to Section 136(5) of the Corporations Act, it was resolved that the Constitution of the company be altered or clauses be omitted as follows:

That the Company's Constitution be amended by deleting Article 12.7 and replacing it with the following new Article 12.7:

A person, other than a person declared eligible by Article 12.4 or 12.10, is not eligible for election as a Director at a general meeting of the Company unless a nomination signed by the nominee has been lodged at the Registered Office at least 55 business days before the general meeting or such shorter period as the Directors determine.

Signature

This is the annexure(1) referred to in the Form 205 signed by me

print name **REVELL, GLENN DEREK** capacity **SECRETARY**

sign here [signature]

date ~~09/11/2005~~ 6/2/06

82-34821

Insurance Austra
Group Limited
ABN 60 090 739 9
GPO BOX 383
Sydney NSW 2001
Telephone 02 929.

24 November 2005

Insurance
Australia
Group

Mr Michael Sullivan
Unclaimed Monies Unit
Australian Securities & Investment Commission
GPO Box 9827
Brisbane QLD 4001

Dear Mr Sullivan,

Unclaimed shares of Insurance Australia Group Limited (IAG) pursuant to Section 1343 of the Corporations Act

I refer to your letter dated 7 November 2005 concerning shareholders that fall within the provisions of Section 1343 of the Corporations Act.

We thank you for your clear presentation of the requirements.

At this stage, we believe IAG will have ordinary shareholders that have been uncontactable for a period of 6 years, since the listing of IAG on 24 July 2000 and accordingly, the relevant shares may be transferred to ASIC in accordance with section 1343 of the Corporations Act.

IAG will be in contact with you again in 2006 concerning these shareholders.

Off Market Transfers sent to ASIC concerning deregistered companies holding IAG shares

We are still awaiting the return of 38 Off Market Transfer forms sent to Mr Con Newman of the Unclaimed Money Unit in June 2005, which were forwarded by Thomas Nies from our Shareholder Relations department.

In addition, a further 100 Off Market Transfer forms were sent to Mr Newman on 19 October 2005.

We would be grateful if you could please follow this matter up on our behalf, in particular the 38 transfer forms sent in June 2005.

Should you have any questions do not hesitate to contact either Mr Thomas Nies on (02) 9292 8498 or Mr Stuart Williams on (02) 9292 9657.

Yours faithfully

Glenn Revell
Company Secretary

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE

Insurance Australia Group Limited
ABN 60 090 739 923
GPO BOX 383
Sydney NSW 2001
Telephone 02 9292 849

24 November 2005

Insurance Australia Group

Mr Michael Sullivan
Unclaimed Monies Unit
Australian Securities & Investment Commission
GPO Box 9827
Brisbane QLD 4001

Dear Mr Sullivan,

Unclaimed shares of Insurance Australia Group Limited (IAG) pursuant to Section 1343 of the Corporations Act

I refer to your letter dated 7 November 2005 concerning shareholders that fall within the provisions of Section 1343 of the Corporations Act.

We thank you for your clear presentation of the requirements.

At this stage, we believe IAG will have ordinary shareholders that have been uncontactable for a period of 6 years, since the listing of IAG on 24 July 2000 and accordingly, the relevant shares may be transferred to ASIC in accordance with section 1343 of the Corporations Act.

IAG will be in contact with you again in 2006 concerning these shareholders.

Off Market Transfers sent to ASIC concerning deregistered companies holding IAG shares

We are still awaiting the return of 38 Off Market Transfer forms sent to Mr Con Newman of the Unclaimed Money Unit in June 2005, which were forwarded by Thomas Nies from our Shareholder Relations department.

In addition, a further 100 Off Market Transfer forms were sent to Mr Newman on 19 October 2005.

We would be grateful if you could please follow this matter up on our behalf, in particular the 38 transfer forms sent in June 2005.

Should you have any questions do not hesitate to contact either Mr Thomas Nies on (02) 9292 8498 or Mr Stuart Williams on (02) 9292 9657.

Yours faithfully

Glenn Revell
Company Secretary

RECEIVED
DATE [illegible] 10/11/05
BY IAG Corp Sec

ASIC
Australian Securities & Investments Commission

Commonwealth Bank Building
240 Queen Street, Brisbane
GPO Box 9827 Brisbane QLD 4001
DX 322 Brisbane

Telephone: (07) 3867 4700
Facsimile: (07) 3867 4725

AO'D
Cress
D Davie
G Revell
will resp

Our Ref: Unclaimed Monies Unit
Phone: 1300 301 198
Fax: 07 3867 4725

7 November 2005

Company Secretary
Insurance Australia Group Limited
Level 26 NRMA Centre
388 George Street
Sydney NSW 2000

Attn: Ms Anne O'Driscoll
Mr Glenn Revell

Dear Ms O'Driscoll and Mr Revell

It has come to our attention that your company may be wishing to avail itself of the provisions of Section 1343 of the Corporations Act regarding the securities of shareholders whom your company has been unable to contact.

Pursuant to s1343 of the Corporations Act, where a person has been shown in an appropriate register of a company as the holder of securities of the company for a period of at least 6 years and the company has for a period of at least 6 years:-

(a) had reasonable grounds for believing that the person was not residing at the address shown on the register; and
(b) on each occasion during that period when it sought to communicate with the person it has been unable after the exercise of reasonable diligence to do so;

the company may by execution of a transfer for and on behalf of the person transfer the securities and any right in respect of those securities to ASIC to be dealt with pursuant to s1339 of the Corporations Act.

For ASIC to approve the transfer of these shares, ASIC would have to be satisfied that your company had exercised "reasonable diligence" to communicate with these "uncontactable" shareholders. It is understood that many of the shares were issued to policy owners upon the de-mutualisation of the NRMA some time ago. Many of these policy owners have provided updated contact details when renewing their policies and may be under the (albeit incorrect) impression that these updated details would

automatically follow through to their contact details in the share register. If the Insurance Australia Group Limited is in possession of the proper contact details for such shareholders through a source other than the share register, then ASIC is of the view that it cannot be said that the Insurance Australia Group Limited has exercised all reasonable diligence to communicate with such shareholders by using the out of date contact information contained in the share register.

To satisfy ASIC that "reasonable diligence" to communicate with these shareholders has occurred for the purposes of section 1343 of the Act, it is proposed that prior to any transfer of securities to ASIC, Insurance Australia Group Limited should either:

(a) perform a data matching exercise between addresses held on insurance/superannuation policies to addresses held by the share registry; or

(b) advertise in newspapers in all states of the company's intention to transfer the shares of uncontactable shareholders to ASIC and that shareholders be advised to check that the share registry have their current details.

A period of time would then have to elapse before the transfer would be executed to enable shareholders to contact the company to confirm their shareholder details.

Should you wish to discuss this further, please do not hesitate to contact me on 07 3867 4700.

Yours faithfully

Michael Sullivan
Manager ASIC Unclaimed Monies Unit

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

IAG Insurance Australia Group

11 November 2005

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

Dear Sir

Issue of Performance Award Rights (PAR) under PAR Plan

We attach, pursuant to the relevant ASIC class orders, copies of the Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed **(Trust Deed)** and:

1. Performance Award Rights Plan (**PAR Plan**) Terms;
2. Cover letter to all offers under PAR Plan;
3. Application Form;
4. Explanatory Booklet (including Tax Guide).

Eligible employees were first provided with offers under the PAR Plan, together with these documents (other than the Trust Deed) on 11 November 2005.

Yours sincerely

Glenn Revell
Company Secretary

Insurance Australia Group Limited ABN 60 090 739 923 (IAG)

Performance Award Rights Plan (PAR Plan)

Application Form – PAR Series 4

Name: **«First_Name» «Surname»**

Position Title: **«Position»**

Number of Performance Award Rights: **«PARs_to_be_allocated_November_2005»**

Return Date for this Offer Form: **COB Tuesday 22 November 2005**

To: IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 (**Trustee**)

1 By returning this form, I offer to acquire the number of Performance Award Rights (**PARs**) set out in this form on the Performance Award Rights Terms, dated September 2005 (**Terms**) and make the statements set out below.

2 I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.

3 I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.

4 I agree to be bound by the:

- Constitution of IAG;
- Terms; and
- IAG Share and Performance Award Rights Trust Deed (**Trust Deed**).

5 I declare all details and statements made on this form are complete and accurate.

6 I understand that words and expressions defined in the Trust Deed and the Terms have, unless the contrary intention appears, the same meaning in this form.

7 I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose personal information to issue PARs and IAG shares to me in accordance with the PAR Plan, to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally administer the PAR Plan.

I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

Signature: .... Date: ....

This form must be received no later than COB Tuesday 22 November 2005

Mail form to: Greg Johnson, Remuneration & Benefits - Share Plans
Level 13, 388 George Street Sydney NSW 2000, or

Fax form to: (02) 9292-1018

You can gain access to the personal information relating to you by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

Insurance Australia
Group Services Pty Limited
ABN 38 008 435 201
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Facsimile 02 9292 8472
iag.com.au

IAG
Insurance
Australia
Group

To: **2005 PAR Participants**

From: **Alex Christie**
Senior Manager Remuneration and Benefits

Date: **9 November 2005**

Subject: **Performance Award Rights Plan – 2005/2006 Allocation**

Attached is a pack relating to the Performance Award Rights (PAR) Plan. The PAR Plan involves an allocation of rights to receive IAG shares if IAG meets or exceeds the Plan Performance Hurdle over a 3 to 5 year period.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in the attached Explanatory Booklet. Additional information about the Plan can also be found on insideIAG.

Please note that the Explanatory Booklet refers to a Commencement Date (Grant) of 19 September 2005. The Commencement Date for your Performance Award Rights will be the date when the Trustee of the PAR Plan resolves to accept your offer to participate. This is expected to be on 29 November 2005.

Accepting your PAR Invitation

To accept this invitation and participate in the PAR Plan, you must complete the Application Form included in this pack and return it to,

> Greg Johnson, Remuneration and Benefits – Share Plans,
> *By mail to,* Level 13, 388 George Street, Sydney, *Or*
> *By fax to,* (02) 9292 1018

Your Application Form must be received **no later than 5pm EST on Tuesday 22 November 2005**. Forms received after this date cannot be accepted.

If you have any questions or need any additional information, please contact myself on (02) 9292 9545, Diane Barnes on (02) 9292 3363 or Catherine Bylett on (02) 9292 8107.

Regards

Alex Christie

Insurance
Australia
Group

IAG Performance Award Rights Plan
Explanatory Booklet

PAR Series 4 - September 2005

September 2005

An invitation from the CEO

I am delighted to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that you are a valuable member of our team and your contribution will assist the Group to grow and succeed, at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you to create and focus on shareholder wealth over the longer term. As with any aspect of your remuneration, this offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the performance hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

Table Of Contents

This Explanatory Booklet has been written to provide you with information on the IAG Performance Award Rights Plan and is intended to summarise the Plan. In the event of any inconsistency between this Explanatory Booklet and the PAR Terms, the PAR Terms will prevail.

Any advice given by IAG in connection with this invitation is general advice only and does not take into account your personal circumstances. You should consider obtaining your own financial product advice from an independent person who is licensed by ASIC to give that advice. While this Explanatory Booklet provides some information as to possible tax and other implications, it does not claim to give legal, tax or accounting advice.

Performance Award Rights and IAG Performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

What impacts on the value of IAG?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described below.

Financial performance

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

Performance Award Rights and IAG Performance

Broader performance issues

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and ***consistency*** of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

External factors

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will receive information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on 'InsideIAG.

How the Plan works

Grant →	Perform →	PARs Exercisable →	Exercise →	Lapse / Cease employment
Your invitation to apply for PARs accompanies this booklet. If you wish to accept the invitation, complete the Application form accompanying this booklet and return it by the due date (5 September 2005). You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date). Testing for the Performance Hurdle will not commence until 3 years has elapsed from the Base Date.	The performance period occurs between 3 and 5 years after the Base Date (23 August 2005). This is subject to your continuing as an employee of the Group. During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group. Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.	Unless they lapse (see the last column), some or all of your PARs will become exercisable when the Trustee notifies you that the performance hurdle has been satisfied or that an Event has occurred. The performance hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board.)	Once PARs have become exercisable, you have the option to exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 14 for more information.)	If the performance hurdle is not met, PARs will lapse at the end of the performance period. Where the performance hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group. PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 14 for more information.)
See Pages 4-5	**See Pages 6-7**	**See Pages 8-10**	**See Page 11**	**See Pages 12-13**

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

What is a Performance Award Right (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

What is the Performance Award Rights Plan?

The Plan is an employee share rights plan designed to provide long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Trust Deed.

Who can participate in the Plan?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Sustainability Committee approve the participation of each individual in the Plan.

What are the objectives of the Plan?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price, subject to the performance of IAG (as measured by Total Shareholder Return) over the performance period. The Plan will allow you to share in wealth you help the Group create.

How the Plan works – Questions and Answers

Do I have to pay anything to participate in the Plan?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide the fee is presently $66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

How do I participate in the Plan?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the Application form accompanying this booklet and return it by the due date (5pm EST on Monday 5 September 2005).

When will I receive my Performance Award Rights?

It is expected that your PARs will be allocated to you on or about 19 September 2005. You will receive a statement from Computershare confirming your allocation after that time.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period, as shown below.


Performance Period
(during which the Performance Hurdle must be met)
Base Date
Commencement Date (Grant)
3 years from Base Date
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 05
19 Sept 05
23 Aug 08
23 Aug 10
19 Sept 15
The first Test Day will occur 30 Sept 08 (being the last trading day of the quarter).
Testing generally occurs quarterly during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

The following concepts are discussed on the following pages:

- The Performance Period;
- The Performance Hurdle; and
- Total Shareholder Return;

How the Plan works – Questions and Answers

What is the Performance Period?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram on the previous page, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

What is the Performance Hurdle?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group. The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).

What is Total Shareholder Return?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2005 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet).



Base Date
Commencement Date (Grant)
23 Aug 05
19 Sept 05
30 Sept 08
Last trading day of each calendar quarter until end of Performance Period
Two trading days after IAG's annual results are announced
First Test Day, ie. last trading day of the calendar quarter

How the Plan works – Questions and Answers



Grant
Perform
PARs Exercisable
Exercise
Lapse / Cease employ.

When may my Performance Award Rights become exercisable?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period, as depicted below.



Exercise Period
Performance Period
Base Date
Commencement Date (Grant)
3 years from Base Date
First Test Day
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 05
19 Sept 05
23 Aug 08
30 Sept 08
23 Aug 10
19 Sept 15

The Exercise Period commences when you are notified that the Performance Hurdle has been passed. The earliest this can occur is on the First Test Day in the Performance Period (being 30 September 2008 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 14.

How the Plan works – Questions and Answers

How many of my Performance Award Rights will be exercisable?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs exercisable
100%
50%
0%
50th
75th
100th
Rank

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

[1] 50th percentile – in a ranking of 100 companies, IAG must rank at 50 or above.

How the Plan works – Questions and Answers

How is a Company's Rank Determined?

IAG's rank in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR from the Base Date to that Test Day for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price on the ASX in the 30 day period up to and including the Test Day; and
- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

What is a Test Day?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board.

In what other circumstances can my Performance Award Rights become exercisable?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

How do I change my Performance Award Rights into IAG shares?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is $1.00 in total for all the PARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is $66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

How many shares will I receive?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

Can I assign or transfer the PARs I receive to another individual?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

When is the last time I can exercise my PARs?

Once your PARs have become exercisable, you must exercise them no later than 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 13.

How the Plan works – Questions and Answers



Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease Employment

When will my Performance Award Rights lapse?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

- Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 23 August 2010, being 5 years after the Base Date); and

- Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 19 September 2015, being 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

What happens if I leave IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

How the Plan works – Questions and Answers

WHETHER PARS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARS OF CEASING EMPLOYMENT WITH THE GROUP
Resignation or termination of employment with a company in the Group[2] (other than in Special Circumstances)	
Exercisable	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
Not exercisable	PARs lapse on the day you cease employment
Special circumstances (being retirement, redundancy, death, total and permanent disablement, or Board approval)	
Exercisable	You may exercise your PARs before the ***later*** of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
Not exercisable	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the ***later*** of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
Serious misconduct	
Exercisable and not exercisable	PARs lapse on the day you cease employment

[2] **Note: This may apply if your employer ceases to be a Group company.**

Taxation Summary

Australian Tax Rules Summary

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

Your Choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

Deferring your tax

Taxation of your Performance Award Rights

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the ***earlier*** of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is $1.00 for all PARs in this tranche which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

---

[3] Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

Taxation Summary

Taxation Consequences of Selling Shares acquired as a result of exercising your Performance Award Rights

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule" (discussed below).

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PAR ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised***. It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

Paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the *Income Tax Assessment Act 1936* for the 2005/2006 year of income. The election must be made before you lodge your return for the 2005/2006 tax year.

Taxation Summary

An election you make for the 2005/2006 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

Taxation of your Performance Award Rights

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the PAR. If you have previously paid tax on the PAR, you can seek a refund.

Taxation Consequences of selling Shares acquired as a result of Exercising your Performance Award Rights

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs **at the date of grant** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised.*** It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

How to get more information

Where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

You can also contact

Diane Barnes or Catherine Bylett
Remuneration Specialists, Remuneration and Benefits
phone (02) 9292-3363 or (02) 9292 8107
e-mail: diane.barnes@iag.com.au or catherine.bylett@iag.com.au

Alex Christie
Senior Manager Remuneration & Benefits
phone (02) 9292-9545
e-mail: alex.christie@iag.com.au

Malcolm Green
Head of Corporate Human Resources & HR Business Partners
e-mail: malcolm.green@iag.com.au

Craig Hespe
Head of Group Taxation
e-mail: craig.hespe@iag.com.au

A copy of the Performance Award Rights Terms and the Application form that you need to complete in order to participate in the Plan accompany this booklet.

Glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2005 are announced, being 23 August 2005
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG)
Group	means IAG and its subsidiaries
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923)
PARs or Performance Award Rights	Means Performance Award Rights issued pursuant to this invitation
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period)
Total Shareholder Return or TSR	is described on page 7 of this booklet
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152)

Insurance Australia Group Limited
Performance Award Rights Terms
PAR Series 4

Dated: September 2005

Terms of Performance Award Rights dated September 2005 – PAR Series 4 to be granted in accordance with the IAG Share and Performance Award Rights Plans Trust Deed

1 Entitlement

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	The Exercise Period for the Performance Award Right ends on
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances:	the day which is 90 days after the later of:

(a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	(1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	**The day on which the Performance Award Right lapses**
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy;	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the

(c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (f) serious misconduct involving dishonesty.)	person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the Base Date.

(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date).

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

When on the Test Day	**Number of the Performance Award Rights which are eligible to become exercisable:**
1 the Rank does not reach 50	1 nil
2 the Rank reaches 50 or above	2 the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $\left[\frac{[2(A-50)+50]}{100} \times B\right]-C$ Where: A is the lesser of: (i) the Rank reached on the Test Day; and (ii) 75. B is the Total PARs; C is the number of Performance Award Rights which before the Test Day: (i) have become Exercisable ; or (ii) are eligible to become exercisable but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

Rule

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale, with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 Method of exercise of Performance Award Rights

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right, together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 No Transfers

Performance Award Rights may not be transferred.

5 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 Participation in future issues

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \text{ x } \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \text{ x } \frac{B}{A} \;;$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 Liability for tax

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 Notices

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 Interpretation

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the **30 June** that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

11.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Performance Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Performance Award Rights or Performance Award Rights generally.

11 November 2005

Mr Michael Hawker
Chief Executive Officer

Dear Michael,

I am pleased to confirm that the Board has approved a further allocation of 600,000 Performance Award Rights to you.

This allocation reflects our belief that your contribution will assist the Group to perform and succeed, at the highest level. Achievement of the PAR Plan's performance target will result in significant benefit to you and the Group.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in the attached booklet. Please note that while the Explanatory Booklet refers to a "Commencement Date (Grant)" of 19 September 2005, the Commencement Date for your Performance Award Rights will be the date when the Trustee of the PAR Plan resolves to accept your offer to participate. This is expected to be on 29 November 2005.

To participate in the Plan please complete the Application Form and return it by 5pm on Tuesday 22 November 2005.

Yours sincerely

James Strong
Chairman
Insurance Australia Group

Insurance Australia Group Limited ABN 60 090 739 923 (IAG)

Performance Award Rights Plan (PAR Plan)

Application Form – PAR Series 4

Name: **Michael Hawker**

Position Title: **Chief Executive Officer, Insurance Australia Group Limited**

Number of Performance Award Rights: **600,000**

Return Date for this Offer Form: **COB Tuesday 22 November 2005**

To: IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 (**Trustee**)

1 By returning this form, I offer to acquire the number of Performance Award Rights (**PARs**) set out in this form on the Performance Award Rights Terms, dated September 2004 (**Terms**) and make the statements set out below.

2 I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.

3 I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.

4 I agree to be bound by the:

- Constitution of IAG;
- Terms; and
- IAG Share and Performance Award Rights Trust Deed (**Trust Deed**).

5 I declare all details and statements made on this form are complete and accurate.

6 I understand that words and expressions defined in the Trust Deed and the Terms have, unless the contrary intention appears, the same meaning in this form.

7 I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose personal information to issue PARs and IAG shares to me in accordance with the PAR Plan, to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally administer the PAR Plan.

I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

Signature: .... Date: ....

This form must be received no later than COB Tuesday 22 November 2005

Mail form to: Greg Johnson, Remuneration & Benefits - Share Plans
Level 13, 388 George Street Sydney NSW 2000, or

Fax form to: (02) 9292-1018

You can gain access to the personal information relating to you by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

IAG
Insurance
Australia
Group

IAG Performance Award Rights Plan
Explanatory Booklet

PAR Series 4 - September 2005

Table Of Contents

This Explanatory Booklet has been written to provide you with information on the IAG Performance Award Rights Plan and is intended to summarise the Plan. In the event of any inconsistency between this Explanatory Booklet and the PAR Terms, the PAR Terms will prevail.

Any advice given by IAG in connection with this invitation is general advice only and does not take into account your personal circumstances. You should consider obtaining your own financial product advice from an independent person who is licensed by ASIC to give that advice. While this Explanatory Booklet provides some information as to possible tax and other implications, it does not claim to give legal, tax or accounting advice.

Performance Award Rights and IAG Performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

What impacts on the value of IAG?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described below.

Financial performance

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

Performance Award Rights and IAG Performance

Broader performance issues

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and ***consistency*** of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

External factors

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will receive information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on 'InsideIAG.

How the Plan works

Grant

Your invitation to apply for PARs accompanies this booklet.

If you wish to accept the invitation, complete the Application form accompanying this booklet and return it by the due date (5 September 2005).

You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date).

Testing for the Performance Hurdle will not commence until 3 years has elapsed from the Base Date.

See Pages 4-5

Perform

The performance period occurs between 3 and 5 years after the Base Date (23 August 2005). This is subject to your continuing as an employee of the Group.

During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.

See Pages 6-7

PARs Exercisable

Unless they lapse (see the last column), some or all of your PARs will become exercisable when the Trustee notifies you that the performance hurdle has been satisfied or that an Event has occurred.

The performance hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board.)

See Pages 8-10

Exercise

Once PARs have become exercisable, you have the option to exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 14 for more information.)

See Page 11

Lapse / Cease employment

If the performance hurdle is not met, PARs will lapse at the end of the performance period.

Where the performance hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group.

PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 14 for more information.)

See Pages 12-13

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

What is a Performance Award Right (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

What is the Performance Award Rights Plan?

The Plan is an employee share rights plan designed to provide long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Trust Deed.

Who can participate in the Plan?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Sustainability Committee approve the participation of each individual in the Plan.

What are the objectives of the Plan?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price, subject to the performance of IAG (as measured by Total Shareholder Return) over the performance period. The Plan will allow you to share in wealth you help the Group create.

How the Plan works – Questions and Answers

Do I have to pay anything to participate in the Plan?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide the fee is presently $66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

How do I participate in the Plan?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the Application form accompanying this booklet and return it by the due date (5pm EST on Monday 5 September 2005).

When will I receive my Performance Award Rights?

It is expected that your PARs will be allocated to you on or about 19 September 2005. You will receive a statement from Computershare confirming your allocation after that time.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period, as shown below.


Performance Period
(during which the Performance Hurdle must be met)
Base Date
Commencement Date (Grant)
3 years from Base Date
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 05
19 Sept 05
23 Aug 08
23 Aug 10
19 Sept 15
The first Test Day will occur 30 Sept 08 (being the last trading day of the quarter).
Testing generally occurs quarterly during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

The following concepts are discussed on the following pages:

- The Performance Period;
- The Performance Hurdle; and
- Total Shareholder Return;

How the Plan works – Questions and Answers

What is the Performance Period?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram on the previous page, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

What is the Performance Hurdle?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group. The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).

What is Total Shareholder Return?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2005 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet).



Base Date
Commencement Date (Grant)
23 Aug 05
19 Sept 05
30 Sept 08
Last trading day of each calendar quarter until end of Performance Period
Two trading days after IAG's annual results are announced
First Test Day, ie. last trading day of the calendar quarter

How the Plan works – Questions and Answers



Grant
Perform
PARs Exercisable
Exercise
Lapse / Cease employ.

When may my Performance Award Rights become exercisable?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period, as depicted below.



Exercise Period
Performance Period
Base Date
Commencement Date (Grant)
3 years from Base Date
First Test Day
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 05
19 Sept 05
23 Aug 08
30 Sept 08
23 Aug 10
19 Sept 15

The Exercise Period commences when you are notified that the Performance Hurdle has been passed. The earliest this can occur is on the First Test Day in the Performance Period (being 30 September 2008 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 14.

How the Plan works – Questions and Answers

How many of my Performance Award Rights will be exercisable?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs
exercisable
100%
50%
0%
Rank
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

[1] 50th percentile – in a ranking of 100 companies, IAG must rank at 50 or above.

How the Plan works – Questions and Answers

How is a Company's Rank Determined?

IAG's rank in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR from the Base Date to that Test Day for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price on the ASX in the 30 day period up to and including the Test Day; and

- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

What is a Test Day?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board.

In what other circumstances can my Performance Award Rights become exercisable?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

How do I change my Performance Award Rights into IAG shares?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is $1.00 in total for all the PARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is $66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

How many shares will I receive?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

Can I assign or transfer the PARs I receive to another individual?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

When is the last time I can exercise my PARs?

Once your PARs have become exercisable, you must exercise them no later than 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 13.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease Employment

When will my Performance Award Rights lapse?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

- Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 23 August 2010, being 5 years after the Base Date); and
- Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 19 September 2015, being 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

What happens if I leave IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

How the Plan works – Questions and Answers

WHETHER PARS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARS OF CEASING EMPLOYMENT WITH THE GROUP
Resignation or termination of employment with a company in the Group[2] (other than in Special Circumstances)	
Exercisable	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
Not exercisable	PARs lapse on the day you cease employment
Special circumstances (being retirement, redundancy, death, total and permanent disablement, or Board approval)	
Exercisable	You may exercise your PARs before the ***later*** of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
Not exercisable	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the ***later*** of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
Serious misconduct	
Exercisable and not exercisable	PARs lapse on the day you cease employment

[2] **Note: This may apply if your employer ceases to be a Group company.**

Taxation Summary

Australian Tax Rules Summary

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

Your Choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

Deferring your tax

Taxation of your Performance Award Rights

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the ***earlier*** of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is $1.00 for all PARs in this tranche which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

[3] Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

Taxation Summary

Taxation Consequences of Selling Shares acquired as a result of exercising your Performance Award Rights

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule" (discussed below).

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PAR ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised***. It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

Paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the *Income Tax Assessment Act 1936* for the 2005/2006 year of income. The election must be made before you lodge your return for the 2005/2006 tax year.

Taxation Summary

An election you make for the 2005/2006 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

Taxation of your Performance Award Rights

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the PAR. If you have previously paid tax on the PAR, you can seek a refund.

Taxation Consequences of selling Shares acquired as a result of Exercising your Performance Award Rights

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs **at the date of grant** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised.*** It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

How to get more information

Where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

You can also contact

Diane Barnes or Catherine Bylett
Remuneration Specialists, Remuneration and Benefits
phone (02) 9292-3363 or (02) 9292 8107
e-mail: diane.barnes@iag.com.au or catherine.bylett@iag.com.au

Alex Christie
Senior Manager Remuneration & Benefits
phone (02) 9292-9545
e-mail: alex.christie@iag.com.au

Malcolm Green
Head of Corporate Human Resources & HR Business Partners
e-mail: malcolm.green@iag.com.au

Craig Hespe
Head of Group Taxation
e-mail: craig.hespe@iag.com.au

A copy of the Performance Award Rights Terms and the Application form that you need to complete in order to participate in the Plan accompany this booklet.

Glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2005 are announced, being 23 August 2005
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG)
Group	means IAG and its subsidiaries
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923)
PARs or Performance Award Rights	Means Performance Award Rights issued pursuant to this invitation
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period)
Total Shareholder Return or TSR	is described on page 7 of this booklet
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152)

Insurance Australia Group Limited
Performance Award Rights Terms

Dated: September 2004

{S0003362}

Terms of Performance Award Rights dated September 2004 to be granted in accordance with the IAG Share and Performance Award Rights Plans Trust Deed

1 Entitlement

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	The Exercise Period for the Performance Award Right ends on
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances:	the day which is 90 days after the later of:

(a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	(1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	**The day on which the Performance Award Right lapses**
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy;	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the

(c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (f) serious misconduct involving dishonesty.)	person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the Base Date.

(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date).

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

When on the Test Day	**Number of the Performance Award Rights which are eligible to become exercisable:**
1 the Rank does not reach 50	1 nil
2 the Rank reaches 50 or above	2 the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $\left[\frac{[2(A-50)+50]}{100} \times B\right] - C$ Where: A is the lesser of: (i) the Rank reached on the Test Day; and (ii) 75. B is the Total PARs; C is the number of Performance Award Rights which before the Test Day: (i) have become Exercisable ; or (ii) are eligible to become exercisable but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

Rule

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale, with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 Method of exercise of Performance Award Rights

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right, together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 No Transfers

Performance Award Rights may not be transferred.

5 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 Participation in future issues

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A} \;;$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 Liability for tax

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 Notices

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 Interpretation

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the **30 June** that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

a Shared future

Computershare

All enquiries to:
Computershare Plan Managers Pty Limited
ABN 56 084 591 131
GPO Box 1501
Sydney NSW 2001
(Australia Toll Free) 1800 452 196
(New Zealand Toll Free) 0800 703 456
Facsimile 61 2 82358208
IAGshareplans@computershare.com.au
www.computershare.com/employee/au/iag

BAR CODE

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

IAG New Zealand Limited

2005 offer. The shares are currently being held on your behalf by the Plan Trustee,

Dear [Insert first name],

Congratulations, you have been allocated XXXX IAG shares under the Employee Share ~~[illegible]~~ Plan

Included in this letter is:

- Your shareholder reference number on the peel-off card below. You will need this number for any communications with Computershare regarding your shareholding. **Please keep this in a safe place.**
- A holding statement confirming key dates and information regarding your shares. (allocated)

These shares are subject to a Restriction Period, during which you cannot sell or deal with your shares and they are held on your behalf by the Plan Trustee. In general, the Restriction Period ends 3 years from the allocation date, being 18 November 2008. Please refer to the Offer booklet for more information.

You can now view details of this allocation and offer using the IAG Employee Share Plan centre at www.computershare.com/employee/au/iag .

Information on how to access the Computershare website is on the reverse of this letter.

If you need any additional information, please call Computershare on ~~[illegible]~~ 0800 703 456.

Yours sincerely

Malcolm Green
Head of Human Resources

HOLDING STATEMENT

SRN:	X111111111
Number of Shares allocated:	XXXX
Allocation Date:	18/11/2005
Restriction Period End Date: *	18/11/2008
~~Tax value of shares on allocation date:~~	~~$XXXX~~

[Not relevant for NZ purposes]

*NB in some circumstances the Restriction Period is less than 3 years.

a Shared future
IAG EMPLOYEE SHAREHOLDER CARD
www.computershare.com/employee/au/iag

Name: [Firstname][Middle Initial][Lastname]

SRN: X111111111 11/05

Peel card from arrow upwards

FOR SECURITY REASONS DO NOT RECORD YOUR ~~NAME OR~~ PASSWORD ON THIS CARD. IF LOST PLEASE CONTACT COMPUTERSHARE PLAN MANAGERS.

How to log in:

1. Locate your Securityholder Number (SRN) on your IAG employee shareholder card
2. Visit the following website: www.computershare.com/employee/au/iag
3. With your SRN and password included in your offer invitation letter, click 'Login' to enter your details and access the website

Key features:

- **View allocation:** this will allow you to see all linked IAG Employee Share Plan allocations
- **Correspondence:** enables you to view or download PDF versions of correspondence sent to you by the Plan (relates to?)
- **Plan documents:** on this page you will be able to view or download any Plan document, such as the ESS Offer booklet or fact sheet
- **Update your details:** access this page to update your dividend direct payment details, postal address or password (not relevant in NZ)
- **Downloadable forms:** forms such as the change of name form are located on this page

For further information, contact:
Computershare Plan Managers Pty Ltd
GPO Box 1601 Sydney NSW 2001 Australia
1800 452 196 (Australia Toll Free)
0800 703 456 (New Zealand Toll Free)
+61 2 8235 8208 Fax
Email IAGSharePlans@computershare.com.au

IMPORTANT
IAG Employee Shares Online is a service provided by Computershare Limited ABN 71 005 485 825 and its related entities ("Computershare"). Use of the service is governed by separate Computershare terms and conditions which will be provided to you when you register. You must agree to these terms and conditions prior to the use of the service.

If you have received more than one Employee Shareholder Card please email Computershare Plan Managers at IAGshareplans@computershare.com.au and we will arrange for your accounts to be merged into one holding.

FOR SECURITY REASONS DO NOT RECORD YOUR ~~NAME OR~~ PASSWORD ON THIS CARD. IF LOST PLEASE CONTACT COMPUTERSHARE PLAN MANAGERS.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

16 September 2005

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG
Insurance Australia Group

Dear Sir

Issue of Bonus Equity Shares (BES)

We attach, pursuant to the relevant ASIC class orders, copies of the:

1. Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed (**Trust Deed**);
2. Bonus Equity Share Plan (**BES Plan**) Terms; and
3. Cover letter to offer under BES Plan;
4. Application Form; and
5. Explanatory Booklet (including Tax Guide).

These documents (other than the Trust Deed), together with offers under the BES Plan, were first provided to eligible employees on 9 September 2005 (notwithstanding the dates on the cover letter).

Yours sincerely

Glenn Revell
Company Secretary

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

TRUST DEED

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))
.... Signature of authorised person	.... Signature of authorised person
.... Office held	.... Office held
.... Name of authorised person (block letters)	.... Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))
.... Signature of authorised person	.... Signature of authorised person
.... Office held	.... Office held
.... Name of authorised person (block letters)	.... Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

S = N + (N x R)

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant **("Employer Company")**, is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

8 September 2005

«First_Name» «Surname»
«Position_Name»
«Department»
«Location»

Dear «First_Name»

Re: Bonus Equity Share Plan allocation – 2004/2005 Short Term Incentive

To finalise your application under the Bonus Equity Share Plan in respect of your 2004/2005 Short Term Incentive, please complete the attached Application Form.

The form requires the details of your residential address, bank details and signature. This information is required by Computershare Plan Managers to enable them to create an account for your Bonus Equity Shares.

The restriction period noted on the Application Form is based on the information on the Preference Form you completed earlier this year.

Please return your completed Application Form to,

Hanna Meyer, Remuneration and Benefits – Share Plans,
By mail to, Level 13, 388 George Street, Sydney, *Or*
By fax to, (02) 9292 9970

Your Application Form must be received **no later than 5pm on Monday 12 September 2005.**

Computershare Plan Managers will write to you to confirm details of your allocation shortly after approval by the Plan Trustee.

If you have any questions or need any additional information, please contact Catherine Bylett on (02) 9292 8107 or Diane Barnes on (02) 9292 3363.

Yours sincerely

Alex Christie
Senior Manager Remuneration and Benefits

INSURANCE AUSTRALIA GROUP LIMITED ABN 60 090 739 923

BONUS EQUITY PLAN – IAG STI PLAN PARTICIPANTS

APPLICATION FORM

Title: **Mr** ☐ **Mrs** ☐ **Miss** ☐ **Ms** ☐

Payroll No: ☐

Name:	**«First_Name» «Surname»**
Residential Address:	
Telephone No:	

Please pay my dividends to the following account (if you do not complete this section, any dividends will be paid into the account you have previously selected, or if you have made no previous selection, by cheque):

Your Bank Account Details	**BSB:**		**Account No.**	

Name in which account is held: ....

(Note: The account must be in the name of the registered shareholder. If a joint account, the shareholder must be one of the account holders.)

Type of Account: *(eg passbook, cheque etc)*	
Name of Institution:	
Branch *(full address)*:	

IMPORTANT: Please return both this page and the page containing your signature, or we may be unable to process this preference form

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152) (**Trustee**), trustee of the IAG Bonus Equity Share Plan (**Plan**) and the Board of Insurance Australia Group Limited (**IAG**):

1 I offer to acquire the number of ordinary shares in IAG (**IAG Shares**) determined by the following formula, in accordance with the Bonus Equity Shares Terms (**Terms**):

$$A = \frac{B}{C}$$

Where:

A = number of the IAG Shares I offer to acquire (to the nearest whole number)

B = **«M__to_BESP» of my Performance Bonus, such value being «BESP_Payment»**

C = the weighted average trading price of an IAG Share in the one week period ending on the day before the allocation date

<u>This Offer Form should be returned by 5pm 12 September 2005</u>

2 I acknowledge that the IAG Shares allocated to me upon the acceptance of this offer will be held by the Trustee in accordance with the Terms.

3 **For the purposes of Term 2.1, the Restriction Period is <u>«BESP_Restriction_Period_yrs»</u> years.**

4 I acknowledge that I will be liable for any costs associated with the transfer or sale of any of my IAG Shares by the Trustee after the Restriction Period.

5 I authorise IAG and Trustee jointly and severally to complete and execute any documents necessary to effect the grant of IAG Shares to me.

6 I have received and read a copy of the Terms and the Plan Explanatory Booklet.

7 I agree to be bound by the:

(a) IAG Share and Performance Award Rights Plan Trust (**Trust Deed**);

(b) Constitution of Insurance Australia Group Limited; and

(c) Terms, and

(d) restrictions on dealing with shares as set out in the Plan.

8 All details and statements made on this form are complete and accurate and I acknowledge that these details and statements may be relied upon by IAG and Trustee in considering and processing this application and making subsequent disclosures to ASX and ASIC and any other relevant regulatory body.

9 I agree that by returning this form, I apply for the number of IAG Shares, in the form of Bonus Equity Shares, determined in the manner set out on this form and make the agreements, acknowledgments, declarations and authorisations set out above.

10 I understand that defined words and expressions in the Terms and Trust Deed have, unless the contrary intention appears, the same meaning in this form.

11 In providing the personal information contained in this application to IAG, I acknowledge and agree that:

(a) IAG needs to collect, use and disclose this personal information in order to calculate and arrange for the Trustee to acquire and allocate on my account the IAG Shares, any subsequent dividends and voting rights, to generally administer the Plan in accordance with the Terms and to fulfil IAG's obligations of disclosure to the ASX and ASIC and any other relevant legislative and regulatory requirements;

(b) I can choose not to provide some or all of this personal information but that this may result in this application being rejected and the Trustee being unable to allocate the IAG Shares and distribute any dividend resulting from the IAG Shares;

(c) For the purposes outlined in (a), IAG can collect the personal information from and disclose it to any related entity, particularly the Trustee, the share registry of the Plan, ASX, ASIC, and any other regulatory or enforcement agency or an agent of any of these in order to comply with its disclosure and other obligations required by law or relevant regulation; and

(d) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Senior Manager Remuneration & Benefits.

Date: .... Signature: ....

RETURN TO:	**Hanna Meyer - Remuneration & Benefits – Share Plans** **Human Resources - Insurance Australia Group Limited**
BY HAND OR MAIL:	**Level 13, 388 George Street** **SYDNEY NSW 2000**
BY FAX:	**Via fax on: 02 9292 9970**

NO LATER THAN: 5pm EST on Monday 12 September 2005

Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAG.

2. Interpretation

2.1 In these terms, the following words and phrases have these meanings unless the contrary intention appears:

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

ASX means Australian Stock Exchange Limited.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4 of the Trust Deed.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAG.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG shares or **shares** means fully paid ordinary shares in the capital of IAG.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4 of the Trust Deed.

Restriction Period for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

   (i) by a member of the Group; or

   (ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Share means:

(a) the ordinary fully paid shares in the capital of IAG or any other financial instrument or security allocated to a Participant in accordance with clause 4 of the Trust Deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust Deed means the trust deed for the IAG Share and Performance Awards Rights Trust dated 12 February 2001 between IAG and the Trustee, as amended from time to time

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b) both

(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the

Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of

the Accretion as the Trustee determines to the Participating Employee.

7. **Voting rights**

7.1 IAG will send, or will make arrangements with the person charged with maintaining the IAG Share Register from time to time to send, notices (including the IAG annual report), or copies of them, that are sent to the registered holders of shares to the Participating Employee either in physical or electronic form.

7.2 The Participating Employee may give the Trustee written notice, in physical or electronic form, indicating how and whether it would like the Trustee to vote in respect of voting rights attaching to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. **Voting by Trustee**

8.1 The Trustee will exercise the voting rights attaching to Bonus Equity Shares in accordance with the instructions of a Participating Employee given in accordance with term 7.2 and received by the Trustee not less than 5 business days prior to the relevant meeting.

9. **Failure to provide information**

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. **Failure to provide voting directions**

10.1 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with terms 7.2, the Trustee may exercise the voting rights attaching to the Bonus Equity Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Dee

Lodged 29/08/05 APRA

7E1294642

82-34821

Australian Securities and Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
35924680

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
- [ ] Director
- [x] Company secretary

Signature
[signature]

Date signed
29/08/2005

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

A1 Change of Address

New address

A PO Box is only allowed for a member address.

Address

UNIT 2

30 JARRAD STREET

COTTESLOE, WA, 6011

Date of change

For members' address changes, use the date of change to the members' register.

Date

25/11/2004

Apply address to

You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

[ ] **Registered office address**

If registered office changed, does the company occupy the premises?

[ ] yes

[ ] no

if no, name of occupier

[ ] Occupier's consent

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent

[ ] **Principal place of business**

[X] **Company officeholder's residential address**

Family name	Given names
HAMILTON	NEIL DOUGLAS

Date of Birth

02/05/1952

Place of birth

FREMANTLE, WA

Family name	Given names

Date of Birth

Place of birth

Member's address

[ ] **Member's address**

Family name	Given names

Family name	Given names

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN	Country of Incorporation (if not Australia)

A2 Change of name - officeholders or members

Apply change of name to

☐ Director ☐ Alternate director

☐ Secretary ☐ Member

Personal name change

Eg change by deed poll or marriage. To register a new officeholder go to B1.

Their previous name was

Family Name | Given names

Date of birth

Place of birth

Their new name is

Family Name | Given names

Date of change

Date of change

Organisation name change (member only)

When a member is a company, not a person, and the company has changed its name.

Their previous organisation name was

Their new organisation name is

ACN/ARBN/ABN

Date of change

Date of change

A3 Change - ultimate holding company

The change is

☐ There is a new ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding company has ceased operation as an ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding has changed its name

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

Date of change

Date of change

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

12 August 2005

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG
Insurance
Australia
Group

Dear Sir

Issue of Bonus Equity Shares (BES) under IMA LTI Plan

We attach, pursuant to the relevant ASIC class orders, copies of the:

1. Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed **(Trust Deed)**;
2. Bonus Equity Share Plan **(BES Plan)** Terms; and
3. Cover letter to offer under BES Plan;
4. Application Form; and
5. Explanatory Booklet (including Tax Guide).

These documents (other than the Trust Deed), together with offers under the BES Plan, were first provided to eligible employees under the IMA LTI Plan on 5 August 2005 (notwithstanding the dates on the cover letter).

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Company Secretary

TRUST DEED

Date: [12 FEBRUARY 2001 AS AMENDED]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return\such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))	
.... Signature of authorised person		.... Signature of authorised person
.... Office held		.... Office held
.... Name of authorised person (block letters)		.... Name of authorised person (block letters)
THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))	
.... Signature of authorised person		.... Signature of authorised person
.... Office held		.... Office held
.... Name of authorised person (block letters)		.... Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

S = C;

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

S = C;

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAG.

2. Interpretation

2.1 In these terms, the following words and phrases have these meanings unless the contrary intention appears:

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

ASX means Australian Stock Exchange Limited.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4 of the Trust Deed.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAG.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG shares or **shares** means fully paid ordinary shares in the capital of IAG.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4 of the Trust Deed.

Restriction Period for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

   (i) by a member of the Group; or

   (ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Share means:

(a) the ordinary fully paid shares in the capital of IAG or any other financial instrument or security allocated to a Participant in accordance with clause 4 of the Trust Deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust Deed means the trust deed for the IAG Share and Performance Awards Rights Trust dated 12 February 2001 between IAG and the Trustee, as amended from time to time

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

3. **Right to dividends**

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b) both

(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the

Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of

the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAG will send, or will make arrangements with the person charged with maintaining the IAG Share Register from time to time to send, notices (including the IAG annual report), or copies of them, that are sent to the registered holders of shares to the Participating Employee either in physical or electronic form.

7.2 The Participating Employee may give the Trustee written notice, in physical or electronic form, indicating how and whether it would like the Trustee to vote in respect of voting rights attaching to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Voting by Trustee

8.1 The Trustee will exercise the voting rights attaching to Bonus Equity Shares in accordance with the instructions of a Participating Employee given in accordance with term 7.2 and received by the Trustee not less than 5 business days prior to the relevant meeting.

9. Failure to provide information

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. Failure to provide voting directions

10.1 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with terms 7.2, the Trustee may exercise the voting rights attaching to the Bonus Equity Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Dee

3 August 2005

«FirstName» «Surname»
«Position»
«Busines_Unit»
«Location»

Dear «FirstName»

Re: July 2002 Insurance Manufacturers of Australia Pty Limited ("IMA") Long Term Incentive (LTI) Plan – 1st and 2nd Performance Bonus

I would like to thank you for your contribution to IMA over the past three years. The commitment of our senior management and executives has been critical to the success of IMA and also the wider Insurance Australia Group. It is through your individual and collective leadership capability that we succeed.

I am pleased to advise that the performance hurdle referable to the First Performance Bonus has been achieved at the Test Date of 1 July 2005. As a result you are entitled to a 1st performance Bonus of «M_1st_Bonus_Payment».

As IAG Total Shareholder Return exceeded the Initial Market Value of $3.19, by 111.77%, You are entitled to a 2nd Performance Bonus of «M_2nd_Performance_Bonus_Amount_Calculate».

The total LTI due to you in relation to the 2002 IMA LTI Plan is «Total_Payment».

As you have indicated your preference to receive «Super_» of your IMA LTI as employer superannuation contributions «Super_Payment_2» will be credited to superannuation in the August 2005 payroll.

You also indicated your preference to receive «BESP_» of your LTI as IAG shares. In order to confirm your application under the Bonus Equity Share Plan in respect of your 1st and 2nd Performance Bonus, please complete the attached form and return it ***no later than 23 August 2005*** to:

Hanna Meyer, Remuneration and Benefits – Share Plans,
Level 13, 388 George Street, Sydney 2000.

The payment of «Cash_Payment_1» due in cash will be paid in the August 2005 payroll.

If you have any questions regarding your LTI payment, please call Diane Barnes or Catherine Bylett from Remuneration and Benefits on 9292 8107 or 9292 3363.

Keep up the good work and many thanks,

Paul Pemberton
Chief Executive Officer IMA

INSURANCE AUSTRALIA GROUP LIMITED

(ABN 60 090 739 923)

Bonus Equity Share Plan
Share Offer

(Re:2002 IMA LTI outcome)

APPLICATION FORM

Title: Mr ☐ Mrs ☐ Miss ☐ Ms ☐

Payroll No: «PerNo»

Name: «FirstName» «Surname»
(first name) *(other name)* *(surname)*

Residential Address:

Telephone No:

Please pay my dividends to the following account (if not completed, any dividends will be paid by cheque).

Your Bank Account Details

BSB ☐ Account No. ☐

Name in which account is held: ....

(Note: The account must be in the name of the registered shareholder. If a joint account, the shareholder must be one of the account holders.)

Type of Account:
(eg passbook, cheque etc)

Name of Institution:

Branch *(full address)*:

Offer

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152), Trustee of the IAG Bonus Equity Share Plan ("**Plan**") and the Board of Insurance Australia Group Limited ("IAG"):

1 I offer to acquire the number of IAG Shares calculated in accordance with the terms and conditions of the Bonus Equity Shares Terms dated February 2004 ("**Terms**"). The number of Shares I offer to acquire is to be determined in accordance with the following formula:

$$A = \frac{B}{C}$$

Where:

A	=	the number of the Shares I offer to acquire (rounded to the nearest whole number);
B	=	the dollar value of «BESP_» of my Performance Bonus in respect of the Performance Period, such value being «BESP_Payment_3»; and
C	=	the weighted average trading price of a fully paid ordinary listed IAG share in the one week period ending on the day before the allocation date

<u>This Offer Form should be returned by 23 August 2005</u>

2 I acknowledge that the Shares allocated to me consequent upon the acceptance of this offer will be held by the Trustee of the IAG Bonus Share Plan in accordance with the Terms.

3 For the purposes of term 2.1 of the Terms for the Plan, the restriction period is **«BESP_Restriction_Period_yrs»** years.

4 I acknowledge that I will be liable for any costs associated with the transfer or sale of any of my Shares by the Trustee after the end of the Restriction Period.

5 I authorise Insurance Australia Group Limited and IAG Share Plan Nominee Pty Ltd jointly and severally to complete and execute any documents necessary to effect the grant of Shares to me.

6 I acknowledge having received a copy of the Terms dated February 2004 and the Plan Explanatory Booklet.

7 I agree to be bound by the:

- Constitution of Insurance Australia Group Limited;
- IAG Share and Performance Award Rights Plan Trust ("Trust Deed") and
- Terms dated February 2004; and

acknowledge that I am bound by the restrictions on dealing with shares issued or received under the Plan, or which are to be treated as shares to which the Plan applies, as set out in the Plan.

8 I declare all details and statements made on this form are complete and accurate and acknowledge that these details and statements may be relied upon by IAG and the Trustee of the Bonus Equity Share Plan in considering and processing this application and making subsequent disclosures to ASX and ASIC and any other relevant regulatory body.

9 I agree that by returning this form, I apply for the number of Shares set out on this form and make the agreements, acknowledgments, declarations and authorisations set out above.

10 I understand that words and expressions with a particular meaning in the Terms and Trust Deed have, unless the contrary intention appears, the same meaning in this form.

11 In providing the personal information contained in this application to IAG, I acknowledge and agree that

a) IAG needs to collect, use and disclose this personal information in order to consider, calculate and arrange for the Trustee of the Plan to acquire and allocate on my account the Shares, any subsequent dividends and voting rights and generally administer the Plan in accordance with the Terms and to subsequently to fulfil IAG's obligations of disclosure of the details of any resulting relevant interest held by me to the ASX and ASIC in accordance with the Corporations Act, the ASX Listing Rules and any other relevant legislative and regulatory requirements;

b) I can choose not to provide some or all of this personal information but that this may result in my application for the Shares being rejected and the Trustee of the Plan being unable to allocate the Shares and distribute any dividend resulting from the Shares;

c) For the purposes outlined in (a), IAG can collect the personal information from and disclose it to any related entity, particularly the Trustee of the Plan, ASX, ASIC and any other regulatory or enforcement agency or an agent of any of these in order to comply with its disclosure and other obligations required by law or relevant regulation;

d) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Senior Manager, Remuneration & Benefits.

Date: ....

Signature: ....

Return to : **Remuneration & Benefits – Share Plans**
Human Resources
Insurance Australia Group Limited
Lvl.13
388 George Street
SYDNEY NSW 2000
Via fax on: 02 9292 9259
or by hand to Level 13, 388 George St. Sydney
by 23 August 2005.

Insurance
Australia
Group

IAG Bonus Equity Share Plan
Explanatory Booklet
IMA Long Term Incentive Participants

2005

Table of Contents

This booklet has been written to provide you with information on the IAG Bonus Equity Share Plan. In the event of any inconsistency between this booklet and the Bonus Equity Shares Terms, the Bonus Equity Shares Terms will prevail.

The IAG Bonus Equity Share Plan

Purpose of the Plan

The IAG Bonus Equity Share (BES) Plan enables IAG to provide you with all or part of any IMA Long Term Incentive (**IMA LTI**) to which you may become entitled in the form of ordinary IAG shares. These shares are held by the Trustee.

Participation in the BES Plan will have tax consequences for you. These are summarised in a general manner in the Australian Tax Guide later in this booklet.

Participation is Optional

You are not obliged to express a preference to be provided with Bonus Equity Shares or to participate in the BES Plan. However, **if you complete the Preference Form and are subsequently invited to apply for Bonus Equity Shares and choose not to participate, you will not receive an equivalent amount of your IMA LTI in cash.**

Preference Forms

A Preference Form accompanies this booklet. Please complete the form to indicate your preference of the amount of your IMA LTI you would like to be paid in Bonus Equity Shares. IAG may, but is not obliged to, provide any part of your IMA LTI in accordance with your preference. If you have previously elected to have a portion of your IMA LTI paid into your superannuation fund, you should take this into account, but may not change that election.

You may express a preference for:

- the **percentage** of IMA LTI that you wish to be awarded in the form of Bonus Equity Shares under the BES Plan. This may be up to 100% of your IMA LTI payment; and
- the **restriction period** for your Bonus Equity Shares. This may be any whole year between 1 year and 10 years. If you fail to express a preference for the restriction period, you will be deemed to have selected a restriction period of 5 years.

If you wish to participate in the Plan, you will need to return your Preference Form to Remuneration & Benefits no later than 5pm EST on 27 May 2005.

Participation In The IAG Bonus Equity Share (BES) Plan

Steps to Participate

There are 4 steps to participate in the BES Plan:

1. Read all of the material contained in this booklet.

2. Seek independent advice from a licensed financial adviser if you are unsure whether to participate in the BES Plan and be provided shares in IAG.

3. If you wish to participate, ensure that your completed and signed Preference Form is received by Remuneration & Benefits by no later than **5:00 pm EST** on Friday **27 May 2005**. You cannot receive Bonus Equity Shares under the Plan if your Preference Form is not received by this time. Late Preference Forms **cannot** be processed.

4. Ensure that you complete and sign the Application Form (outlined below), which you may receive in September 2005, and that your completed form is returned by the time specified on that Application Form.

One Performance Form covers both your Performance Bonuses

As your IMA LTI is comprised of a First and Second Performance Bonus, any preference you express will apply to both Performance Bonuses.

You will still need to complete an Application Form

You will not receive an invitation to apply for Bonus Equity Shares if the relevant performance hurdles set out in the rules of the IMA LTI Plan are not achieved.

However, if these hurdles are met, Participating Employees who have indicated they would like to participate in the BES Plan by returning a Preference Form will be asked to complete an Application Form for Bonus Equity Shares.

If you completed the Preference Form and are subsequently invited to apply for Bonus Equity Shares and you choose **not** to participate, you will **not** receive an equivalent amount of your IMA LTI in cash. If effect, you will forfeit that portion of your IMA LTI payment.

Timetable for the BES Plan

It is presently expected that any issue of Bonus Equity Shares under the Plan would be:

- September 2005 for the First Performance Bonus; and
- September 2005 for the Second Performance Bonus.

Preference Forms and booklets distributed	March 2005
Closing date for preferences	27 May 2004
First and Second Test Dates	30 June 2005
Result of Tests submitted to IMA Board for approval	Mid August 2005
Distribution of Application Forms for any First and Second Performance Bonus to be provided in the form of Bonus Equity Shares	Late August 2005
Allocation of shares for First and Second Performance Bonus	Late September 2005

The Board may vary any of these dates.

Calculation of Number of Bonus Equity Shares you receive

If IAG determines to provide a component of your IMA LTI in the form of Bonus Equity Shares this amount will be set out on your Application Form. If you participate in the BES Plan, you will be allocated Bonus Equity Shares. The number of Bonus Equity Shares you will be allocated will depend on the dollar value of your IMA LTI provided in Bonus Equity Shares and the volume weighted average trading price of IAG shares in the one week period ending on the day before the allocation date. You are not required to pay any additional amount for these Bonus Equity Shares.

The number of Bonus Equity Shares you will be allocated is calculated as follows:

$$A = \frac{B}{C}$$

Where:

A = the number of the Bonus Equity Shares you will be allocated

B = the component of your IMA LTI to be provided in the form of Bonus Equity Shares, represented as a number of dollars; and

C = the volume weighted average price of an ordinary IAG share in the one week period ending on the day before the allocation date.

If the percentage of your IMA LTI to be provided in the form of Bonus Equity Shares was \$30,000, and the volume weighted average trading price of ordinary IAG shares in the one week period ending on the day before the allocation date was \$6.00, you would be allocated 5,000 Bonus Equity Shares. The cash amount of your IMA LTI would be reduced by the value provided in the form of Bonus Equity Shares (ie. In this example, by \$30,000):

$$A = \frac{\$30,000}{\$6.00}$$

$$\therefore A = 5,000 \text{ Bonus Equity Shares}$$

Confirmation that your Acceptance Form has been received

You will receive a holding statement confirming the number of Bonus Equity Shares that have been allocated to you and the price at which they were allocated, which will be held by the Trustee on your behalf.

Your Bonus Equity Shares

The Trustee will hold the Bonus Equity Shares on your behalf until the end of the restriction period. During this time you will not be able sell or otherwise deal with them.

At the end of the restriction period, you can choose to either sell or keep the shares.

All dividends paid on Bonus Equity Shares are yours from the time they are allocated to you and will be distributed to you in accordance with the Bonus Equity Shares Terms. You also have other rights that you can exercise, voting rights attached to the Bonus Equity Shares. These are discussed in greater detail in question 8 later in this booklet.

Other things you should know

1 The Bonus Equity Share Plan

The Bonus Equity Shares allocated to Participating Employees under the BES Plan will be held on their behalf by the Trustee of the Plan and are subject to a trust deed and the Bonus Equity Shares Terms.

The Trustee holds the legal title to the shares. However, Participating Employees will be the beneficial owners, giving them rights to dividends and rights to exercise voting rights attaching to the Bonus Equity Shares.

A copy of the Bonus Equity Shares Terms accompanies this booklet. If there is any inconsistency between them and this booklet, the Bonus Equity Shares Terms will prevail. Further details relating to the BES Plan can also be found in the trust deed relating to the Plan. A copy of the trust deed is available on request.

2 When can I sell my Bonus Equity Shares?

You cannot sell or otherwise deal with your Bonus Equity Shares until the end of the restriction period.

Once the restriction period has ended you can either retain or sell your Bonus Equity Shares. You will need to instruct the Trustee once you have decided what you would like to do. The share plan manager, currently Computershare Plan Managers, will contact you at the end of the restriction period regarding your instruction.

If you decide to retain the Bonus Equity Shares, you will be provided with the relevant form for transferring them into your name. A transfer fee, which is charged by Computershare Plan Managers, will apply and be payable by you. Please contact Computershare Plan Managers for details on the applicable fee.

If you decide to sell the Bonus Equity Shares, you will be provided with the relevant form. They will then be sold on your behalf and you will be paid the proceeds of the sale (after deduction of the third party costs of the sale).

If you do not give any instructions to the Trustee within two months of the end of your restriction period, the Trustee will transfer the Bonus Equity Shares to you and you will be liable to pay a transfer fee to the Share Plan manager.

3 What is the restriction period?

The restriction period will end on the earlier of:

- the time at which you are no longer employed by any of the following:
  - your employer at the date of allocation; or
  - any member of the IAG Group.
- the date the Trustee notifies you that the Board of IAG has determined that an "Event" has happened. An **'Event'** is explained below in question 6.
- the end of the period determined by the Board of IAG at the time the Bonus Equity Shares are allocated to you.

The restriction period determined by the Board of IAG at the time the Bonus Equity Shares are allocated to you will be at least 1 year and will not be longer than 10 years from the date of allocation of the Bonus Equity Shares. Your Preference Form allows you to express a preference for the restriction period to apply to your Bonus Equity Shares. IAG is not obliged to accept your preference. The length of the restriction period may affect the time at which you are assessed on the value of your Bonus Equity Shares for income tax purposes.

Please refer to the tax guide supplied with this booklet for details of the tax implications of the restriction period ending.

4 Fees applicable when Bonus Equity Shares are sold or transferred

If you sell your Bonus Equity Shares, whether by arranging for the Trustee to sell them on your behalf, or otherwise, transaction costs (a sale fee and a brokerage fee) will apply. The Share Plan manager will invoice fees.

A fee will also apply if you choose to have the Bonus Equity Shares transferred to you.

You agree that if you have not paid the Share Plan manager fees, it may restrict your Bonus Equity Shares until they have been paid.

5 Risks associated with Bonus Equity Shares

If you acquire Bonus Equity Shares under the Plan, you can benefit from any increase in the IAG share price and from any dividends paid. However there is no guarantee that the Bonus Equity Shares will grow in value - they could and may well decline. There is no guaranteed return.

If you have any queries about participating in the Plan, you should consult a financial adviser.

6 What is an "Event"?

An Event occurs when:

- a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- pursuant to an application made to the Court, the Court convenes a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;
- IAG passes a resolution for voluntary winding up; or
- an order is made for the compulsory winding up of IAG.

7 Insider trading considerations

In accordance with IAG's continuous disclosure and insider trading policy, you should not buy or sell IAG shares if you have access to information that is not generally available and, if it were generally available, would reasonably be expected to have a material effect on IAG's share price.

You should discuss your position with Head of Group Compliance if you believe you have price-sensitive information at the time you wish to sell any shares in IAG.

Depending on your position, the policy may also restrict your ability to buy or sell IAG shares in other ways (for instance, requiring you to comply with share trading windows or to seek consent from a committee of the Board). You are expected to be familiar with and comply with the policy.

8 Voting rights

While the Trustee holds the Bonus Equity Shares for you, the Trustee will provide you with all notices of general meetings in respect of these shares.

You can instruct the Trustee to cast votes in relation to the Bonus Equity Shares it holds on your behalf at any meeting of shareholders. If you do not instruct the Trustee how to vote in relation to your Bonus Equity Shares, the Trustee may exercise the voting rights as it sees fit. This includes the Trustee abstaining from voting.

9 Share price information

Once the Trustee has allocated the Bonus Equity Shares on your behalf, you will be provided with a holding statement that outlines the market price and the number of Bonus Equity Shares you have received by participating in the Plan.

Most major newspapers in Australia contain a list of daily share prices in the business section. The Australian Stock Exchange code for IAG is IAG. The current IAG share price is available from the InsideIAG homepage.

10 Tax considerations

The Australian tax guide included in this booklet provides information about Australian tax and Bonus Equity Shares. You are encouraged to seek your own tax advice. Employees who are not residents of Australia for taxation purposes should seek their own tax advice.

Key Terms

Board

This refers to the Board of Directors of Insurance Australia Group Limited (ABN 60 090 739 923) or its authorised delegates.

Bonus Equity Shares Terms

The terms approved by the Board for the Bonus Equity Shares to be issued under the BES Plan.

Group

This means Insurance Australia Group Limited and its subsidiary companies.

IAG

This refers to Insurance Australia Group Limited (ABN 60 090 739 923) or any of its related bodies corporate.

IMA LTI

The Insurance Manufacturers of Australia Pty Limited Long Term Incentive Plan as governed by the Long Term Incentive Plan Rules.

Participating Employee

An employee of an entity in the Group who is participating in the BES Plan.

Trustee

A trustee is a person or company that holds the assets of a trust on behalf of other people. A trustee is given powers, within legal obligations, to administer the trust. For the BES Plan, the trustee is IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).

Frequently Asked Questions

Why do I have to fill in an Application Form if I return my Preference Form?

Your *Preference Form* indicates to IAG your preference of how would prefer to receive any IMA LTI, (whether it is the First Performance Bonus or the Second Performance Bonus) to which you might become entitled. If you are entitled to receive any IMA LTI payment, IAG will then invite you to complete an Application Form. Your completed Application Form authorises the Trustee to acquire Bonus Equity Shares on your behalf. It also confirms that you agree to the terms and conditions of the Plan, as described in this booklet, and agree to be bound by the constitution of IAG. You will be required to complete an Application Form for each Performance Bonus that is to be provided to you in the form of Bonus Equity Shares.

When do I get paid dividends on the Bonus Equity Shares?

IAG generally pays dividends twice a year. However, the payment of dividends depends on a range of factors including IAG's profitability, its cash requirements and dividend policy. Your Bonus Equity Shares will be eligible for dividends from the time they are allocated to you. No assurance can be given as to the timing and amount of dividends to be paid by IAG.

How do I receive my dividends?

The amount of any dividend payable will be directly credited to the bank account you nominate on your Application Form. Employees who do not provide their tax file number may have tax deducted from their dividends.

Are the dividends fully franked?

Historically, the Board has franked dividends to the maximum extent possible. However, the level of franking may vary and will depend on a number of factors, including IAG's earnings, the amount of tax paid by IAG and the relevant tax legislation. No assurance can be provided as to the level of franking of any dividends.

What about rights issues?

You will receive notice of any rights issues and may, within seven days of receiving the notice, instruct the Trustee to either acquire or sell the rights on your behalf. You will be required to pay for any rights you acquire in relation to the Bonus Equity Shares you acquire.

What about bonus issues?

You will be entitled to any bonus shares issued in respect of your Bonus Equity Shares, but they will be held in trust on your behalf on the same basis as the Bonus Equity Shares you receive.

Will the value of the Bonus Equity Shares acquired under this Plan appear on my Payment Summary?

No, the value of the Bonus Equity Shares will not appear as part of your gross income on your Payment Summary for the income year ending 30 June 2005 or 30 June 2006. It is also **not** a reportable Fringe Benefit.

You will be responsible for reporting and paying the tax referable to your participation in the Plan.

What if I lose my Preference Form or my Application Form?

If you lose your Preference or Application form, you should contact Remuneration & Benefits for a replacement.

What happens if I need to change my name, address or banking details?

You should forward your change of address and banking instructions in writing to Computershare Plan Managers if you need to change your details. Changes to names must be supported by copies of documentation (e.g. marriage certificate).

Who should I contact if I have a question?

If you have a question in relation to this offer or the BES Plan, please contact a Remuneration & Benefits team member.

Australian Tax Guide

The following guide is intended only as a summary of the Australian taxation considerations of participating in the Plan. Neither IAG nor the Trustee of the Plan accepts responsibility for reliance on this summary by any person.

The tax consequences of participating in the Plan and being provided with Bonus Equity Shares in IAG in the income year ended 30 June 2006 may vary depending on your particular circumstances.

The taxation consequences will be different if you are not an Australian resident for tax purposes.

The information in this document is important and you should read it carefully before preparing your tax return. We also recommend that you provide a copy of this document to your tax agent or the person who prepares your tax return.

This summary does not deal with the tax consequences for those employees who have participated in employee share or option schemes with IAG or other employers in the year ended **30 June 2006**. It is important you consult your tax adviser if you have participated in any employee share or option schemes with IAG or other employers in the year ended 30 June 2006.

Tax Deferral and Election Information

Your Taxation Options

Under Australia's tax laws, you can choose to be assessed on the full market value of your Bonus Equity Shares when they are allocated to you (by making an election) or you can defer tax until a later date. The amount on which you are assessed at this later time may be different to the amount that you would have been assessed on if you had elected to be assessed at the time the Bonus Equity Shares were allocated to you. The capital gains tax consequences of participating in the Plan may differ depending on whether or not you make an election in relation to your Bonus Equity Shares.

Any election you make for the relevant year of income may apply to this Plan and to any other shares, rights and/or options you acquire under employee share, rights or option plans in that tax year of income, either with IAG or with another employer.

As a result, it is particularly important that, in deciding whether to make an election in relation to your Bonus Equity Shares, you seek professional tax advice which takes into account any other shares or rights or options you may acquire or have acquired in the

relevant tax year of income and your preferred tax treatment for those other shares or rights. This advice should also take account of the different views as to the availability of the capital gains tax concession when you make the election.

How do you make an election (Tax Upfront)?

If you want to make an election to be taxed at the time of the allocation of your Bonus Equity Shares, the election must be made in writing and be made before the date you lodge your 2006 income tax return.

Computershare Plan Managers can provide you with a sample election form on request to assist you to prepare your tax return.

You do not need to lodge the election with your income tax return unless this is specifically requested but you should keep the election with your taxation records.

How do you select Tax Deferral?

To select Tax Deferral, you need not do anything. Unless you make an election, you will automatically be taken to have selected Tax Deferral.

Tax Consequences - Tax Deferral

Income tax payable

If you do not make an election, the allocation of the Bonus Equity Shares to you will not be a taxable event. Instead, you will be assessed at the time referred to as the 'Cessation Time'. The 'Cessation Time' is the earliest of:

(a) the end of the Restriction period determined by the Board at the time of your invitation to apply for Bonus Equity Shares;

(b) the time when you are no longer employed by any of:

  (i) the company which was your employer at the time you acquired the shares under the Bonus Equity Share Plan; or

  (ii) any other company in the IAG group; and

(c) the Board of IAG determining that an 'Event' has happened as defined in the Plan.

The market value of your shares at the Cessation Time

In the year of income in which the Cessation Time occurs, you should be assessed on the 'tax market value' of the Bonus Equity Shares at the Cessation Time (except where the 30-Day Rule applies - see below).

Broadly, the 'tax market value' of one share is calculated as the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including the day on which the Cessation Time occurs.

Deferral Option - Capital Gains Tax

The 30-Day Rule

Generally, if you dispose of your shares within 30 days ('30-Day Rule') after the Cessation Time the amount on which you are assessed will differ from the market value of your shares at the Cessation Time. For shares acquired under the Plan the assessable amount will be the whole amount of your sale proceeds. Capital gains tax rules do not apply to the disposal of Bonus Equity Shares under the '30-Day Rule'.

Capital Gains Tax

Under the capital gains tax provisions, if you do not dispose of the shares within 30 days after the Cessation Time you may be assessed for capital gains tax for the year in which you dispose of your shares. In simple terms, the capital gain is calculated on the basis of the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares.

The cost base of your shares for capital gains tax purposes will be equal to the 'tax market value' of your shares at the Cessation Time. Any costs you may have incurred relating to the acquisition and disposal of your shares may be added to your cost base.

Your disposal proceeds may also be **less** than the cost base. In this case, again in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year. However, you cannot claim a tax deduction for capital losses against other assessable income.

Capital Gains Tax concession

If you dispose of your shares 12 months or more after you acquire them for tax purposes, you will generally be entitled to a capital gains tax concession. This means that only half of the capital gain

on the disposal of your shares will be included in your assessable income for the year in which you dispose of your shares.

If you did not make an election in relation to your Bonus Equity Shares (that is, you deferred tax) then it appears that you will be taken generally to have acquired your Bonus Equity Shares for capital gains tax purposes at your Cessation Time. This means that you will not be entitled to the capital gains tax concession if you dispose of your Bonus Equity Shares within 12 months of the Cessation Time.

Taxation consequences of acquiring shares - Tax Upfront Option

If you make an election to be taxed 'upfront' on the allocation of the Bonus Equity Shares to you, the allocation of the shares to you will be a taxable event.

Accordingly, in the year in which the Bonus Equity Shares are allocated to you, you should be taxed on the 'tax market value' of the Bonus Equity Shares when they are allocated to you by the Trustee. The 'tax market value' is the weighted average price at which IAG shares were trading in the one week period up to and including the day of allocation.

Tax Upfront Option — Capital Gains Tax consequences

Under the capital gains tax provisions, you may be assessed for capital gains tax for the tax year in which you dispose of your shares acquired under the Plan if you realise a capital gain on disposal.

The amount of the capital gain will depend on:

— when you are treated as 'acquiring' the shares for capital gains tax purposes; and

— the 'cost base' for the shares.

The capital gain is calculated, generally speaking, as the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares. If you make an election the cost base of your shares will be the 'tax market value' of the shares at the time you acquire them being the time the Trustee allocates the shares to you.

The tax market value of a share on the day you acquire it is the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including that day.

If you incur any costs associated with the acquisition and disposal of your shares these may be

added to your cost base. .

If you dispose of your shares 12 months or more after you 'acquire' them you will generally be entitled to a capital gains tax concession. Under the capital gains tax concession only half of the capital gain you make on the disposal of your shares will be included in your assessable income in the year in which you dispose of your shares.

If your disposal proceeds are less than the cost base, in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year.

Dividends on shares

Dividend payments are taxed the same way whether you select to be taxed up front or are treated as having selected the Deferral Option. Every dividend payment will be considered assessable income for income tax purposes in the year that the dividend is paid.

Franked Dividends

If any dividends paid to you are franked, they have franking credits attached. In this case, you will need to include in your assessable income the amount of any franking credits in addition to the cash dividend received.

Generally, your tax rebate will be equal to the amount of franking credits included in your assessable income.

If your franking credits in a year of income exceed the amount of tax (excluding the Medicare levy) you are assessed as having to pay in the year of income, the excess rebate will be refunded to you. Franking credits cannot be applied against the Medicare levy.

Tax File Number

There is no obligation to provide your tax file number to IAG. However, if you do not provide your tax file number, IAG may be required to deduct tax prior to giving you certain dividend payments.

If you do not supply your tax file number, tax will be deducted from any payment of a dividend that is not fully franked. If tax is deducted from the dividend, your tax assessment may be adjusted to take into account the amount deducted.

You may provide your tax file number directly to Computershare Plan Managers. You may already have provided your tax file number in respect to your participation in other IAG share plans.

Comparative Tax Treatment

The following table sets out an illustrative example of the possible comparative tax treatment between you investing $10,000 of pre-tax remuneration in IAG shares and IAG determining to provide a component of your remuneration in the form of Bonus Equity Shares under the Plan.

The consequences for you may vary because of your particular circumstances.

It is important that you obtain independent advice as to whether it is appropriate for you to express a preference for your IMA LTI to be provided in the form of Bonus Equity Shares.

The tax treatment and the comparative costs and benefits of participating in the Plan will depend on your particular circumstances and, amongst other things, will depend on:

- the value of IAG shares
- the rate at which dividends are paid
- the extent to which dividends are franked.
- the length of the restriction period. The table assumes a restriction period of three years.
- your marginal tax rate. The table assumes you are taxed at the highest marginal rate.
- whether you seek tax deferral. The table assumes you seek tax deferral.
- whether you hold your Bonus Equity Shares for 12 months after the restriction period ends. If you hold your Bonus Equity Shares for 12 months or more after the end of the restriction period the capital gains tax concession should be available to you upon the subsequent sale of your Bonus Equity Shares on the difference between the tax market value at the end of the restriction period and the disposal proceeds for the shares. The table assumes that you dispose of your shares immediately at the end of a 3 year restriction period for the then current tax market value.
- that you remain an employee of IAG for the entire restriction period.

Example	**Pre-tax remuneration invested in IAG shares**	**Bonus Equity Shares for 3yrs and tax deferral sought**
Initial Amount	$10,000	$10,000
Income tax at 48.5% at time of payment	($4,850)	$0
Investment in shares	$5,150	$10,000
Value of shares after 3 years assuming 10% pa compound growth (proceeds on sale)	$6,854	$13,310
Capital gains tax at 48.5% on **half** of the capital gain arising on sale of shares at end of year 3.	($413)	$0
Under the capital gains tax concession, half of the capital gain is assessable where the taxpayer has held the asset being disposed of for at least 12 months.		
Income tax at 48.5% on value of shares	$0	($6,455)
Under the employee share plan tax rules, if tax assessment is deferred, the taxpayer will be assessed on the value of the shares at the time they become entitled to withdraw the shares from the trust on the market value of the shares at that time (without the benefit of the capital gains tax concession).		
Total cash dividend on shares for 3 years (assuming fully franked dividend at 5%)	$936	$1,820
Top up income tax on dividends (to 48.5%)	($247)	($481)
Net benefit after 3 years	**$7,130**	**$8,194**

SEC COPY

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

82-34821

IAG
Insurance Australia Group

4 March 2005

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

Dear Sir

Issue of Performance Award Rights (PAR)

We attach, as required under the ASIC class order, copies of the:

1. Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed (**Trust Deed**); and

2. Performance Award Rights Plan (**PAR Plan**):

    a. Terms;

    b. Application Form; and

    c. Explanatory Booklet (including Tax Guide); and

3. A copy of the respective cover letter enclosing the offers to:

    a. IAG employees; and

    b. IMA employees.

These documents (other than the Trust Deed), together with offers under the PAR Plan, were first provided to eligible employees under the PAR Plan on 2 March 2005.

Yours sincerely

Glenn Revell
Company Secretary

Insurance Manufacturers
of Australia Pty Limited

ABN 93 004 208 084

388 George Street
Sydney NSW 2000 Australia

To: [redacted]

From: **Paul Pemberton**
Head of Personal Insurance Manufacturing

Date: **1 March 2005**

Subject: **IMA 2004/2005 Long Term Incentive**

I am pleased to advise that you have been selected to participate in the 2004/5 long term incentive arrangements for senior IMA employees. This invitation recognises the importance of your contribution to the success of IMA and the wider Group.

Under these arrangements, you are eligible to apply for:

- an allocation of Performance Award Rights (PARs) under the IAG Performance Award Rights Plan; and
- a deferred cash incentive payment under the IMA Performance Award Plan (PAP).

Approximately 50% of your long term incentive has been allocated to each plan.

IAG PAR Plan

Attached is a pack relating to the PAR Plan. The PAR Plan involves an allocation of rights to receive IAG shares if IAG meets or exceeds the Plan Performance Hurdle over a 3 to 5 year period.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in the attached booklet.

Please note that while the Explanatory Booklet refers to a Commencement Date (Grant) of 17 September 2004, the Commencement Date for your Performance Award Rights will be the date when the Trustee of the PAR Plan resolves to accept your offer to participate. This is expected to be on 30 March 2005.

IMA Performance Award Plan

Also attached is a copy of the IMA Performance Award Plan Rules. The IMA Performance Award Plan is a new plan introduced by the IMA Board in 2004. The Plan involves the potential payment of a cash bonus if IMA meets or exceeds a Performance Hurdle over a 3 year period.

Accepting your Invitations

Please read both packages carefully. The PAR Plan and Performance Award Plan require separate acceptance. To accept your invitation and participate in the PAR Plan and the Performance Award

Plan, you must complete both Application Forms included in this pack and return them to:

Hanna Meyer, Remuneration and Benefits
By mail to, Level 13, 388 George Street, Sydney, *Or*
By fax to, (02) 9292 9970

Your Application Forms must be received no later than 5pm EST on 18 March 2005. Forms received after this date cannot be accepted.

If you have any questions or need any additional information, please contact Wayne Gobert on (02) 9292 9047, Alex Christie on (02) 9292 9545 or Diane Barnes on (02) 9292 3363.

Regards

Paul Pemberton
Head of Personal Insurance Manufacturing

To:	***First Name Surname*** ***Position***
From:	**Alex Christie** **Senior Manager, Remuneration & Benefits**
Date:	**1 March 2005**
Subject:	**2004/2005 Performance Award Rights (PAR) Plan Allocation**

IAG PAR Plan

Attached is a pack relating to the Performance Award Rights (PAR) Plan. The PAR Plan involves an allocation of rights to receive IAG shares if IAG meets or exceeds the Plan Performance Hurdle over a 3 to 5 year period.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in the attached Explanatory Booklet.

Please note that while the Explanatory Booklet refers to a Commencement Date (Grant) of 17 September 2004, the Commencement Date for your Performance Award Rights will be the date when the Trustee of the PAR Plan resolves to accept your offer to participate. This is expected to be on 30 March 2005.

Accepting your Invitation

Please read the information in your package carefully. To accept your invitation and participate in the PAR Plan, you must complete the Application Form included in this pack and return it to:

Hanna Meyer, Remuneration and Benefits
By mail to, Level 13, 388 George Street, Sydney, *Or*
By fax to, (02) 9292 9970

Your Application Form must be received no later than 5pm EST on Friday 18 March 2005. Forms received after this date cannot be accepted.

If you have any questions or need any additional information, please contact Diane Barnes on (02) 9292 3363, Catherine Bylett on (02) 9292 8107 or myself on (02) 9292 9545.

Regards

Alex Christie
Senior Manager, Remuneration & Benefits

Insurance Australia Group Limited ABN 60 090 739 923 (IAG)

Performance Award Rights Plan (PAR Plan)

Application Form

Name: *<First Name Surname>*

Title: *<Position>*

Number of Performance Award Rights: *<PAR Recommendation>*

Return Date for this Offer Form: **COB 18 March 2005**

To: IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 (**Trustee**)

1 By returning this form, I offer to acquire the number of Performance Award Rights (**PARs**) set out in this form on the Performance Award Rights Terms, dated September 2004 (**Terms**) and make the statements set out below.

2 I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.

3 I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.

4 I agree to be bound by the:

- Constitution of IAG;
- Terms; and
- IAG Share and Performance Award Rights Trust Deed (**Trust Deed**).

5 I declare all details and statements made on this form are complete and accurate.

6 I understand that words and expressions defined in the Trust Deed and the Terms have, unless the contrary intention appears, the same meaning in this form.

7 I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose personal information to issue PARs and IAG shares to me in accordance with the PAR Plan, to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally administer the PAR Plan.

I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

Signature: .... Date: ....

Return Form no later than 5pm EST 18 March 2005 to:

By mail to: Hanna Meyer, Remuneration & Benefits - Share Plans
Level 13, 388 George Street Sydney NSW 2000

By fax to: (02) 9292-9970

You can gain access to the personal information relating to you by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

TRUST DEED

Date: [12 FEBRUARY 2001 AS AMENDED]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))
.... Signature of authorised person	.... Signature of authorised person
.... Office held	.... Office held
.... Name of authorised person (block letters)	.... Name of authorised person (block letters)
THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))
.... Signature of authorised person	.... Signature of authorised person
.... Office held	.... Office held
.... Name of authorised person (block letters)	.... Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. **Voting right**

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. **Right to attend, speak etc**

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. **Failure to provide information**

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. **How Trustee votes**

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.